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FILED PURSUANT TO RULE 424(b)(3)
REG. STATEMENT NO. 333-176544

         PROSPECTUS

DJO Finance LLC

DJO Finance Corporation

Offers to Exchange (the "exchange offers")

$300,000,000 aggregate principal amount of their 7.75% Senior Notes due 2018
(the "exchange senior notes") and $300,000,000 aggregate principal amount of their
9.75% Senior Subordinated Notes due 2017 (the "exchange senior subordinated notes" and, together with the exchange senior notes, the "exchange notes"), each of which have been registered under the Securities Act of 1933, as amended
(the "Securities Act"), for any and all of their outstanding unregistered 7.75%
Senior Notes due 2018 (the "outstanding senior notes") and for any and all of their outstanding unregistered 9.75% Senior Subordinated Notes due 2017
(the "outstanding senior subordinated notes" and, together with the outstanding senior notes, the "outstanding notes"), respectively.

         We are conducting the exchange offers in order to provide you with an opportunity to exchange your unregistered notes for freely tradable notes that have been registered under the Securities Act.

The exchange offers

  •
  We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

  •
  You may withdraw tenders of outstanding notes at any time prior to the expiration date of the applicable exchange offer.

  •
  The exchange offers expire at 12:00 a.m. midnight, New York City time, on October 7, 2011, unless extended. We do not currently intend to extend the expiration date.

  •
  The exchange of the relevant outstanding notes for the relevant exchange notes in the exchange offers will not be a taxable event for United States federal income tax purposes.

  •
  The terms of the relevant exchange notes to be issued in the exchange offers are substantially identical to the relevant outstanding notes, except that the exchange notes will be freely tradable.

Results of the exchange offers

  •
  The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

         All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the applicable indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

         See "Risk Factors" beginning on page 16 for a discussion of certain risks that you should consider before participating in the applicable exchange offer.

         Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offers or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2011.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

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MARKET, RANKING AND OTHER INDUSTRY DATA

        The data included in this prospectus regarding the markets and the industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, independent industry sources and our own estimates relying on our management's knowledge and experience in the markets in which we operate. Our management's knowledge and experience is based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other industry data included in this prospectus, and our estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of any such information contained in this prospectus.

TRADEMARKS

        This prospectus contains some of our trademarks, trade names and service marks, including the following: Cefar®, Empi®, Ormed®, Dr. Comfort™, Compex®, Aircast®, DonJoy®, OfficeCare®, ProCare®, SpinaLogic®, CMF™, OL1000™ and OL1000 SC™. Each one of these trademarks, trade names or service marks is (i) our registered trademark, (ii) a trademark for which we have a pending application, (iii) a trade name or service mark for which we claim common law rights or (iv) a registered trademark or application for registration which we have been licensed by a third party to use. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. To the extent that any statements are not recitations of historical fact, such statements constitute forward-looking statements that, by definition, involve risks and uncertainties. Specifically, the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" may contain forward-looking statements. These statements can be identified because they contain words like "anticipates," "believes," "estimates," "expects," "forecasts," "future," "intends," "plans," and similar terms. These statements reflect only our current expectations. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy, the trends in our industry and the benefits of and the anticipated cost savings related to our recent acquisitions.

        Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen, including, among others, the risks we face as described under the "Risk Factors" section and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. In any forward-looking statement where we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that any future results or events expressed by the statement of expectation or belief will be achieved or accomplished. Our actual results, performance, or achievements could differ materially from those expressed in, or implied by,

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forward-looking statements. The events anticipated by forward-looking statements may not occur or, if any of them do, we cannot predict what impact they will have on our results of operations and financial condition. Some of the factors that we believe could affect our results include the risks discussed in the "Risk Factors" section.

        We caution you that in light of the risks and uncertainties described in the "Risk Factors" section and elsewhere in this prospectus, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as otherwise required by law.

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PROSPECTUS SUMMARY

        This summary highlights selected information in this prospectus and may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the information set forth under the heading "Risk Factors" and the financial statements included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, references in this prospectus to "we," "our," "us," "the Company," and "our Company" for the purposes of this section refer to DJO Finance LLC ("DJOFL") and its consolidated subsidiaries (which include all operations of DJO Global, Inc.).

Our Company

        We are a global developer, manufacturer and distributor of medical devices that provide solutions for musculoskeletal health, vascular health and pain management. Our products address the continuum of patient care from injury prevention to rehabilitation after surgery, injury or from degenerative disease, enabling people to regain or maintain their natural motion.

        Our products are used by orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals. In addition, many of our medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment. Our product lines include rigid and soft orthopedic bracing, hot and cold therapy, bone growth stimulators, vascular therapy systems and compression garments, therapeutic shoes and inserts, electrical stimulators used for pain management and physical therapy products. Our surgical implant business offers a comprehensive suite of reconstructive joint products for the hip, knee and shoulder. The acquisition of Dr. Comfort on April 7, 2011 increased our product offerings in the rapidly growing diabetes care market.

        Our products are marketed under a portfolio of brands including Aircast®, DonJoy®, ProCare®, CMF™, Empi®, Chattanooga, DJO Surgical, Dr. Comfort™ and Compex®.

Operating Segments

        During the first quarter of 2011, we changed the name of our Bracing and Supports Segment to Bracing and Vascular Segment to reflect the addition of our recent acquisitions, which have increased our focus on the vascular market. This segment also includes the U.S. results of operations attributable to Dr. Comfort, ETI and Circle City (each as defined in the "Recent Developments" section below) from their respective dates of acquisition. This change had no impact on previously reported segment information.

        We currently develop, manufacture and distribute our products through four operating segments.

  Bracing and Vascular Segment

        Our Bracing and Vascular Segment, which generates its revenues in the United States, offers our rigid knee bracing products, orthopedic soft goods, cold therapy products, vascular systems, compression therapy products and therapeutic shoes and inserts, primarily under our DonJoy, ProCare, Aircast and Dr. Comfort brands. The U.S. results of our recent Circle City and ETI acquisitions are included within this segment. This segment also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients. In addition, included within this segment is our newly acquired Dr. Comfort business, which develops and manufactures therapeutic footwear and related medical and comfort products serving the diabetes care market in podiatry practices, orthotic and prosthetic centers, home medical equipment providers and independent pharmacies.

  Recovery Sciences Segment

        Our Recovery Sciences Segment, which generates its revenues in the United States, is divided into four main businesses:

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  Empi.  Our Empi business unit offers our home electrotherapy, iontophoresis, and home traction products. We primarily sell these products directly to patients or to physical therapy clinics. For products sold to patients, we arrange billing to the patients and their third party payors.

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  Regeneration.  Our Regeneration business unit sells our bone growth stimulation products. We sell these products either directly to patients or to independent distributors. For products sold to patients, we arrange billing to the patients and their third party payors.

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  Chattanooga.  Our Chattanooga business unit offers products in the clinical rehabilitation market in the category of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, continuous passive motion ("CPM") devices and dry heat therapy.

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  Athlete Direct.  Our Athlete Direct business unit offers consumers ranging from fitness enthusiasts to competitive athletes our Compex electrostimulation device, which is used in athletic training programs to aid muscle development and to accelerate muscle recovery after training sessions.

  International Segment

        Our International Segment, which generates most of its revenues in Europe, sells all of our products and certain third party products through a combination of direct sales representatives and independent distributors.

  Surgical Implant Segment

        Our Surgical Implant Segment, which generates its revenues in the United States, develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market.

        Our four operating segments enable us to reach a diverse customer base through multiple distribution channels and give us the opportunity to provide a wide range of medical devices and related products to orthopedic specialists and other healthcare professionals operating in a variety of patient treatment settings. These four segments constitute our reportable segments.

Market Opportunities

        We participate globally in the rehabilitation, pain management, bone growth stimulation and reconstruction segments of the orthopedic device market. According to certain industry sources, in the United States, these segments accounted for approximately $8.1 billion of total industry sales in 2009. We believe that several factors are driving growth in the orthopedic products industry, including the following:

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  Favorable demographics.  An aging population is driving growth in the orthopedic products market. Many conditions that result in rehabilitation, physical therapy or orthopedic surgery are more likely to affect people in middle age or later in life. According to a 2010 United States Census Bureau—International Data Base projection, the aging baby boomer generation will result in the percentage of the North American population aged 65 and over to grow from 13.2% in 2010 to 16.4% in 2020 and to 19.7% by 2030. In Western Europe, the population aged 65 and over is expected to grow from 17.9% in 2010 to 20.5% in 2020 and to 24.1% by 2030. In addition, according to the 2010 United States Census Bureau—International Data Base

    projection, the average life expectancy in North America is 78.5 years in 2010 and is expected to grow to 80.9 years by 2030. In Western Europe, the average life expectancy is 80.2 years in 2010 and is expected to grow to 82.2 years by 2030. As life expectancy increases, we believe people will remain active longer, causing the number of injuries requiring orthopedic rehabilitation, bone growth stimulation and reconstructive implants to increase.

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  Shift toward non-surgical rehabilitation devices and at-home physical therapy.  We believe the growing awareness and clinical acceptance by healthcare professionals of the benefits of non-surgical, non-pharmaceutical treatment and rehabilitation products, combined with the increasing interest by patients in rehabilitation solutions that minimize risk and recuperation time and provide greater convenience, will continue to drive demand for these products. For example, transcutaneous electrical nerve stimulation ("TENS") and neuromuscular electrical stimulation ("NMES") devices are increasingly being recognized as effective solutions for pain management and rehabilitation therapy, respectively. In addition, we believe that orthopedic surgeons are increasingly utilizing braces that assist in rehabilitation and bone growth stimulators that enable in-home treatment as viable alternatives to surgery. We design many of our orthopedic rehabilitation products for at-home use, which we believe should allow us to benefit from the market shift toward these treatment alternatives.

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  Lower cost alternatives appeal to third party payors.  With the cost of healthcare rising in the United States and internationally, third party payors are seeking more cost-effective therapies without reducing quality of care. For example, third party payors seek to reduce clinic visits and accommodate patients' preference for therapies that can be conveniently administered at home. We believe that many of our orthopedic rehabilitation products offer cost-effective alternatives to surgery, pharmaceutical and other traditional forms of physical therapy and pain management.

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  Increased need for rehabilitation due to increased orthopedic surgical volume.  The combination of increased prevalence of degenerative joint disease (such as osteoarthritis), an increased number of sports related injuries, an aging population and improvements in orthopedic surgical technique (such as arthroscopy) has contributed to an increase in the number of orthopedic surgeries. We believe that orthopedic surgical volume will continue to increase, which should result in an increase in the need for our products.

Competitive Strengths

        We believe that we have a number of competitive strengths that will enable us to further enhance our position in the markets we serve:

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  Leading market positions.  We believe we have leading market positions for many of our products. We believe our orthopedic and physical therapy rehabilitation products marketed under the Aircast, DonJoy, ProCare, CMF, Empi, Chattanooga, DJO Surgical, Dr. Comfort and Compex brands have a reputation for quality, durability and reliability among healthcare professionals. We believe the strength of our brands and our focus on customer service have allowed us to establish market leading positions in the highly fragmented and growing orthopedic rehabilitation market.

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  Comprehensive range of orthopedic products.  We offer a diverse range of medical devices for musculoskeletal health, vascular health and pain management, including rigid and soft orthopedic bracing, hot and cold therapy, bone growth stimulators, vascular therapy systems and compression garments, therapeutic shoes and inserts, electrical stimulators used for pain management and physical therapy products. Our surgical implant business offers a comprehensive suite of reconstructive joint products for the hip, knee and shoulder. Our broad product offering meets many of the needs of healthcare professionals and patients and enables us to leverage our brand loyalty with our customer and distributor base. Our products are available across various stages of the patient's continuum of care.

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  Extensive and diverse distribution network.  We use multiple channels to distribute our products to our customers. We use approximately 8,700 dealers and distributors and a direct sales force of approximately 540 employed sales representatives and approximately 750 independent sales representatives to supply our products to orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals. We believe that our distribution network provides us with a significant competitive advantage in selling our existing products and in introducing new products.

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  Strong relationships with managed care organizations and rehabilitation healthcare providers. Our leading market positions in many of our product lines and the breadth of our product offerings have enabled us to secure important preferred provider and managed care contracts. Our database includes approximately 8,160 different insurance companies and other payors, including approximately 1,445 active payor contracts. We have developed a proprietary third party billing system that is designed to reduce our reimbursement cycles, improve relationships with managed care organizations and physicians and track patients to improve quality of care and create subsequent selling opportunities. Further, our OfficeCare business maintains inventory at over 1,350 healthcare facilities, primarily orthopedic practices, which further strengthens our relationships with these healthcare providers.

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  National contracts with group purchasing organizations.  We enjoy strong relationships with a number of group purchasing organizations due to our significant scale. We believe that our broad range of products is well suited to the goals of these buying groups. Under these national contracts, we provide favorable pricing to the buying group and are designated a preferred purchasing source for the members of the buying group for specified products. As we have made acquisitions and expanded our product range, we have been able to add incremental products to our national contracts. During 2010, we signed or renewed approximately 25 national contracts.

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  Low cost, high quality manufacturing capabilities.  We have a major manufacturing facility in Tijuana, Mexico that has been recognized for operational excellence. The Mexico facility and our other manufacturing facilities employ lean manufacturing, Six Sigma concepts and continuous improvement processes to drive manufacturing efficiencies and lower costs.

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  Ability to generate significant cash flow.  Historically, our strong competitive position, brand awareness and high quality products and service as well as our low cost manufacturing have allowed us to generate attractive operating margins before non-cash amortization expense and certain non-recurring charges. These operating margins, together with limited capital expenditures, modest working capital requirements and our favorable tax position, significantly benefit our ability to generate cash flow.

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  Experienced management team.  The members of our management team have an average of 27 years of relevant experience. This team has successfully integrated a number of acquisitions in the last several years. On June 13, 2011, the retirement of Leslie H. Cross as President and Chief Executive Officer of DJO was effective and Mr. Cross was elected as Chairman of the Board of Directors. On May 31, 2011, we announced that we had entered into an employment agreement with Michael P. Mogul to become our Chief Executive Officer effective June 13, 2011. Mr. Mogul was also appointed to the Board of Directors. Prior to joining DJO, Mr. Mogul served as the Group President, Orthopaedics of Stryker Corporation since September 2009. Mr. Mogul began his career with Stryker in 1989 at the Instruments division as a sales representative, was promoted to several positions and became President of Orthopaedics in 2005.

Strategy

        Our strategy is to increase our leading position in key products and markets, increase revenues and profitability and enhance cash flow. Our key initiatives to implement this strategy include the following:

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  Increase our leading market positions.  We believe we are the market leader in many of the markets in which we compete. We intend to continue to increase our market share by leveraging the cross selling and other opportunities created by the DJO Merger (as defined in the "Business" section below) and by implementing the initiatives described below. The DJO Merger has allowed us to offer customers a more comprehensive range of products to better meet their evolving needs. We believe our size, scale, brand recognition, comprehensive and integrated product offerings and leading market positions enable us to capitalize on the growth in the orthopedic product industry.

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  Focus sales force on entire range of DJO products.  Our products address the continuum of patient care from injury prevention to rehabilitation after surgery, injury or from degenerative disease. Our strategy is to train and incentivize our sales force, which consists of agents and representatives familiar with a particular set of products, to work cooperatively and collaboratively with all segments of our sales force to introduce their customers to the full range of our products of which the customer is typically using only a portion. We believe that this represents a significant opportunity to expand our business through existing customers.

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  Continue to develop and launch new products and product enhancements.  We have a history of developing and introducing innovative products into the marketplace, and we expect to continue future product launches by leveraging our internal research and development platforms. We believe our ability to develop new technology and to advance existing technology to create new products will position us to further diversify our revenues and to expand our target markets by providing viable alternatives to surgery or medication. We believe that product innovation through effective and focused research and development, as well as our relationships with a number of widely recognized orthopedic surgeons and professionals who assist us in product research, development and marketing, will provide a significant competitive advantage. During 2010, sales of new products, which include products that have been on the market less than one year, were $19.7 million.

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  Maximize existing and secure additional national accounts.  We plan to capitalize on the growing practice in healthcare in which hospitals and other large healthcare providers seek to consolidate their purchasing activities to national buying groups. Contracts with these national accounts represent a significant opportunity for revenue growth. We believe that our existing relationships with national buying groups and our broad range of products position us to not only pursue additional national contracts, but also to expand the scope of our existing contracts.

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  Expand international sales.  In recent years, we have successfully established direct distribution capabilities in several major international markets. We believe that sales to European and other markets outside the United States continue to represent a significant growth opportunity, and we intend to continue to expand our direct and independent distribution capabilities in attractive foreign markets. In 2011, we acquired Dr. Comfort and ETI, both of which increased our product offerings in Europe and other international markets. In addition, in 2010, we acquired certain assets and contractual rights from an independent South African distributor of DonJoy products and in 2009, we acquired an independent Australian distributor of DonJoy products and two independent Canadian distributors of Empi and Chattanooga products. These acquisitions are part of our strategy to expand the range of our products sold in these markets, which will be aided by participating directly in the market, instead of through an independent distributor. The DJO Merger and several of the acquisitions we made have substantially increased our international revenues and operating infrastructure and have provided us with opportunities to expand our international product offerings.

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  Drive operating efficiency.  We plan to continue to apply the principles of lean operations to our manufacturing sites as well as in our operating and administrative functions to increase speed and efficiency and reduce waste. We have instilled a culture of continuous improvement throughout our company and are pursuing a regular schedule of addressing our operations and processes to improve efficiency. We believe these lean principles and continuous improvement efforts will enhance our operating efficiencies and our ability to compete in an increasingly price sensitive healthcare industry.

Corporate Structure

        The following diagram illustrates our corporate structure as of July 2, 2011.

(1)
Represents equity contributed by investment funds affiliated with The Blackstone Group, L.P. ("Blackstone") and the contribution of equity by certain members of DJO Global, Inc. management primarily through the rollover of existing stock options in connection with the DJO Merger.

(2)
The obligations under our senior secured credit facilities are guaranteed by DJO Holdings LLC and all of our existing and future direct and indirect wholly owned domestic restricted subsidiaries, subject to certain exceptions. The exchange notes will be guaranteed by all of our subsidiaries, other than DJO Finance Corporation, that guarantee the obligations under our senior secured credit facilities. The exchange notes will not be guaranteed by DJO Holdings LLC. The guarantors of the exchange notes are also guarantors of our 10.875% Senior Notes due 2014 (the "10.875% Notes").

(3)
As of July 2, 2011, we had $46.0 million aggregate principal amount of borrowings outstanding under our senior secured revolving credit facility and no outstanding and undrawn letters of credit. Our senior secured revolving credit facility matures in November 2013.

(4)
As of July 2, 2011, represents $842.2 million aggregate principal amount of term loans, net of $5.2 million of unamortized original issue discount. Our senior secured term loan facility matures in May 2014.

(5)
As of July 2, 2011, represents $575.0 million of 10.875% Notes we issued in connection with the DJO Merger and $100.0 million of 10.875% Notes that we issued on January 20, 2010, with an unamortized original issue premium of $3.8 million relating to the January 2010 issuance.

(6)
DJOFL and DJO Finance Corporation are co-issuers of the 10.875% Notes and the outstanding notes. DJO Finance Corporation was formed solely to act as co-issuer of the 10.875% Notes and the outstanding notes, has only nominal assets and does not conduct any operations. See "Description of Senior Notes" and "Description of Senior Subordinated Notes."

The Blackstone Acquisition

        On November 3, 2006, Blackstone acquired all of the outstanding shares of capital stock of ReAble Therapeutics, Inc. ("ReAble") (the "Blackstone Acquisition"). The total purchase price for the Blackstone Acquisition was approximately $529.2 million and was financed through a combination of equity contributed by Blackstone, cash on hand of ReAble and a combination of borrowings under a prior senior secured credit facility and the issuance of senior subordinated notes.

The DJO Merger

        On November 20, 2007, we acquired DJO Opco Holdings, Inc. ("DJO Opco") by merging it with a wholly owned subsidiary of DJOFL. The total purchase price for the DJO Merger was approximately $1.3 billion and was financed through a combination of equity contributed by Blackstone, borrowings under our senior secured credit facilities and proceeds from the issuance of a portion of the 10.875% Notes.

The Blackstone Group

        The Blackstone Group, one of the world's leading investment and advisory firms, was founded in 1985. Through its different businesses, as of December 31, 2010, Blackstone had total fee-earning assets under management of approximately $109.5 billion. Blackstone's alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit oriented funds, collateralized loan obligations vehicles and closed end mutual funds. Blackstone also provides various financial advisory services, including mergers and acquisition advisory, restructuring and reorganizational advisory and fund placement services.

Corporate Information

        DJOFL was formed and DJO Finance Corporation was incorporated under the laws of the State of Delaware in September 2006 (as ReAble Therapeutics Finance LLC (formerly Encore Medical Finance LLC) and ReAble Therapeutics Finance Corporation (formerly Encore Medical Finance Corp.), respectively). DJO Global, Inc. ("DJO") (formerly DJO Incorporated), the indirect parent company of DJOFL, was incorporated under the laws of the State of Delaware in March 1995 (originally Healthcare Acquisition Corporation). Our principal executive offices are located at 1430 Decision Street, Vista, California 92081, and our telephone number is (760) 727-1280.

The Exchange Offers

        $300.0 million aggregate principal amount of outstanding senior notes were issued in a private offering on April 7, 2011 and $300.0 million aggregate principal amount of outstanding senior subordinated notes were issued in a private offering on October 18, 2010. The term "notes" refers collectively to the outstanding notes and the exchange notes.

General	In connection with the private offerings, DJOFL and DJO Finance Corporation and the guarantors of the outstanding notes entered into registration rights agreements with the initial purchasers in which they agreed, among other things, to deliver this prospectus to you and to complete the applicable exchange offer within 360 days after the date of original issuance of the applicable outstanding notes. You are entitled to exchange in the applicable exchange offer your outstanding notes for the exchange notes which are identical in all material respects to the outstanding notes except:
• the exchange notes have been registered under the Securities Act;
• the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreements; and
• the liquidated damages provisions of the registration rights agreements are no longer applicable.
The Exchange Offers	DJOFL and DJO Finance Corporation are offering to exchange:
• $300.0 million aggregate principal amount of their exchange senior notes which have been registered under the Securities Act for any and all of the outstanding senior notes; and

•       $300.0 million aggregate principal amount of their exchange senior subordinated notes which have been registered under the Securities Act for any and all of the outstanding senior subordinated notes.

You may only exchange outstanding notes in denominations of $2,000 and integral multiples of $1,000, in excess thereof.
Resale

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offers in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that:

• you are acquiring the exchange notes in the ordinary course of your business; and
• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

Any holder of outstanding notes who:
• is our affiliate;
• does not acquire exchange notes in the ordinary course of its business; or

•       tenders its outstanding notes in the exchange offers with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling, dated available July 2, 1993, or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date

The exchange offers will expire at 12:00 a.m. midnight, New York City time, on October 7, 2011, unless extended by DJOFL and DJO Finance Corporation. DJOFL and DJO Finance Corporation do not currently intend to extend the expiration date.

Withdrawal

You may withdraw the tender of your outstanding notes at any time prior to the expiration of the applicable exchange offer. DJOFL and DJO Finance Corporation will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the applicable exchange offer.

Conditions to the Exchange Offers	Each exchange offer is subject to customary conditions, which DJOFL and DJO Finance Corporation may waive. See "The Exchange Offers—Conditions to the Exchange Offers."
Procedures for Tendering Outstanding Notes

If you wish to participate in the exchange offers, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company ("DTC") and wish to participate in the exchange offers, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

• you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;
• you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;
• you are acquiring the exchange notes in the ordinary course of your business; and

•       if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the applicable exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC's Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offers—Guaranteed Delivery Procedures."

Effect on Holders of Outstanding Notes

As a result of the making of, and upon acceptance for exchange of, all validly tendered outstanding notes pursuant to the terms of the exchange offers, DJOFL and DJO Finance Corporation and the guarantors of the notes will have fulfilled a covenant under each registration rights agreement. Accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreements. If you do not tender your outstanding notes in the applicable exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the applicable indenture; however, DJOFL and DJO Finance Corporation and the guarantors of the notes will not have any further obligation to you to provide for the exchange and registration of the outstanding notes under the applicable registration rights agreement. To the extent that the outstanding notes are tendered and accepted in the exchange offers, the trading market for the outstanding notes that are not so tendered and accepted could be adversely affected.

Consequences of Failure to Exchange

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the applicable indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, DJOFL and DJO Finance Corporation and the guarantors of the notes do not currently anticipate that they will register the outstanding notes under the Securities Act.

United States Federal Income Tax Consequences

The exchange of outstanding notes for exchange notes in the exchange offers will not be a taxable event to holders for United States federal income tax purposes. See "United States Federal Income Tax Consequences of the Exchange Offers."

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offers. See "Use of Proceeds."
Exchange Agent	The Bank of New York Mellon is the exchange agent for the exchange offers. The addresses and telephone numbers of the exchange agent are set forth under "The Exchange Offers—Exchange Agent."

The Exchange Notes

        The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Senior Notes" and the "Description of Senior Subordinated Notes" sections of this prospectus contain a more detailed description of the terms and conditions of each series of notes. The exchange notes will have terms identical in all material respects to the corresponding outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the applicable registration rights agreement.

Issuers	DJOFL, an indirect wholly owned subsidiary of DJO, and DJO Finance Corporation, a wholly owned subsidiary of DJOFL, jointly and severally issued the outstanding notes.
Securities Offered	$300.0 million aggregate principal amount of exchange senior notes.
$300.0 million aggregate principal amount of exchange senior subordinated notes.
Maturity	The exchange senior notes will mature on April 15, 2018, unless earlier redeemed or repurchased.
The exchange senior subordinated notes will mature on October 15, 2017, unless earlier redeemed or repurchased.
Interest Rate	The exchange senior notes will bear interest at a rate of 7.75% per annum.
The exchange senior subordinated notes will bear interest at a rate of 9.75% per annum.
Interest Payment Dates	Interest on the exchange senior notes will be payable semi-annually on April 15 and October 15, commencing October 15, 2011.
Interest on the exchange senior subordinated notes will be payable semi-annually on April 15 and October 15, commencing April 15, 2011.
Interest began to accrue from the applicable issue date of the exchange notes.
Ranking	The exchange senior notes and related guarantees will be the issuers' and the guarantors' unsecured senior obligations. Accordingly, they will:

•       be effectively subordinated in right of payment to all of the existing and future secured debt of the issuers and the guarantors (including our senior secured credit facilities), to the extent of the value of the assets securing such debt;

• rank equally with all of the issuers' and guarantors' unsecured senior indebtedness, including our $678.8 million 10.875% Notes; and

• rank senior in right of payment to all of the issuers' and guarantors' subordinated indebtedness, including our $300.0 million senior subordinated notes.
In addition, the exchange senior notes will be structurally subordinated to all of the existing and future liabilities of our subsidiaries that do not guarantee the notes.
The exchange senior subordinated notes and related guarantees will be the issuers' and the guarantors' unsecured senior subordinated obligations. Accordingly, they will:
• be effectively subordinated in right of payment to all of the existing and future secured debt of the issuers and the guarantors, including our senior secured credit facilities;
• be subordinated in right of payment to our existing and future senior debt, including our $675.0 million aggregate principal of 10.875% Notes and our $300.0 million senior notes;
• rank equally with all of the issuers' and guarantors' unsecured senior subordinated indebtedness; and
• rank senior to all of the issuers' and guarantors' future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the exchange senior subordinated notes.
In addition, the exchange notes will be structurally subordinated to all of the existing and future liabilities of our subsidiaries that do not guarantee the notes.
As of July 2, 2011 we had:

•       $842.2 million of indebtedness under our senior secured credit facilities representing $847.4 million aggregate principal amount, net of $5.2 million of unamortized original issue discount, $0.1 million of capital lease obligations, $46.0 million of borrowings outstanding under our senior secured revolving credit facility, and an additional $54.0 million of available senior secured borrowing capacity under our senior secured revolving credit facility and the option to increase the amount available under our senior secured credit facilities by an amount not to exceed the greater of $150.0 million (subject to pro forma compliance with our senior secured leverage ratio financial maintenance covenant) and the amount of secured indebtedness we could incur to the extent our senior secured leverage ratio remains below a certain threshold;

•       $978.8 million in senior unsecured indebtedness, representing $975.0 million aggregate principal amount of our senior notes and $3.8 million of unamortized original issue premium related to the portion of our senior notes that were issued in January 2010; and

• $300.0 million in senior subordinated indebtedness.

In addition, as of July 2, 2011, our non-guarantor subsidiaries had $51.4 million of indebtedness and liabilities (excluding intercompany indebtedness) to which the notes would have been structurally subordinated.

Guarantees

The exchange senior notes will be guaranteed jointly and severally and on an unsecured senior basis by each of our existing and future direct and indirect wholly owned domestic subsidiaries that guarantees any of our indebtedness or any indebtedness of our domestic subsidiaries or is an obligor under our senior secured credit facilities.

The exchange senior subordinated notes will be guaranteed jointly and severally and on an unsecured senior subordinated basis by each of our existing and future direct and indirect wholly owned domestic subsidiaries that guarantees any of our indebtedness or any indebtedness of our domestic subsidiaries or is an obligor under our senior secured credit facilities.

Optional Redemption

We are entitled to redeem some or all of the exchange senior notes at any time on or after April 15, 2014 at the redemption prices set forth in this prospectus. Prior to April 15, 2014, we are entitled to redeem some or all of the exchange senior notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, plus the "make-whole" premium set forth in this prospectus. In addition, we are entitled to redeem up to 35% of the aggregate principal amount of the exchange senior notes until April 15, 2014 with the net proceeds from certain equity offerings at the redemption price set forth in this prospectus.

We are entitled to redeem some or all of the exchange senior subordinated notes at any time on or after October 15, 2013 at the redemption prices set forth in this prospectus. Prior to October 15, 2013, we are entitled to redeem some or all of the exchange senior subordinated notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, plus the "make-whole" premium set forth in this prospectus. In addition, we are entitled to redeem up to 35% of the aggregate principal amount of the exchange senior subordinated notes until October 15, 2013 with the net proceeds from certain equity offerings at the redemption price set forth in this prospectus.

Change of Control Offer

Upon the occurrence of a change of control, we must give holders of the exchange notes an opportunity to sell to us some or all of their exchange notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date. See "Description of Senior Notes—Repurchase at the Option of Holders—Change of Control" and "Description of Senior Subordinated Notes—Repurchase at the Option of Holders—Change of Control."

Certain Covenants	The indentures governing the exchange notes contain covenants limiting our ability and the ability of our restricted subsidiaries to:
• incur additional debt or issue certain preferred and convertible shares;
• pay dividends on, redeem, repurchase or make distributions in respect of our capital stock or make other restricted payments;
• make certain investments;
• sell certain assets;
• create liens on certain assets to secure debt;
• consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
• enter into certain transactions with our affiliates; and
• designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. In addition, during any period of time that the exchange notes have investment grade ratings from both Moody's Investors Service, Inc. and Standard & Poor's, many of these covenants will cease to apply. See "Description of Senior Notes" and "Description of Senior Subordinated Notes."

Public Market

The exchange notes will be freely transferrable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop. See "Risk Factors—Risks Related to Our Indebtedness and the Exchange Notes—Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will be maintained for the exchange notes."

        You should carefully consider all the information in the prospectus prior to exchanging your outstanding notes. In particular, we urge you to carefully consider the factors set forth under the "Risk Factors" section.

RISK FACTORS

        You should carefully consider the following risk factors and all other information contained in this prospectus before deciding to tender your outstanding notes in the exchange offers. The risks and uncertainties described below are not the only ones we face. Our ability to achieve our operating and financial goals is subject to a number of risks, including risks relating to our business operations, our debt level and government regulations. If any of the following risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Related to the Exchange Offers

There may be adverse consequences if you do not exchange your outstanding notes.

        If you do not exchange your outstanding notes for exchange notes in the exchange offers, you will continue to be subject to restrictions on transfer of your outstanding notes as set forth in the applicable offering circular distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the applicable registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to "Prospectus Summary—The Exchange Offers" and "The Exchange Offers" for information about how to tender your outstanding notes.

        The tender of outstanding notes under the exchange offers will reduce the outstanding amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes not exchanged in the exchange offers due to a reduction in liquidity.

Certain persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes.

        Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under "Plan of Distribution," certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks Related to Our Indebtedness and the Exchange Notes

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

        We are highly leveraged. As of July 2, 2011, our total indebtedness was $2,168.5 million, exclusive of net unamortized original issue discount of $1.4 million. We also had an additional $54.0 million available for borrowing under our senior secured revolving credit facility.

        Our high degree of leverage could have important consequences for you, including:

  •
  making it difficult for us to make payments on the 10.875% Notes, each series of the notes and other debt;

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  increasing our vulnerability to general economic and industry conditions;

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  requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

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  exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities, will be at variable rates of interest;

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  limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

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  limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

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  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

        We and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our senior secured credit facilities and each of the indentures governing the 10.875% Notes and each series of the notes (collectively, the "Indentures"), contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify. In addition, the Indentures will not prevent us from incurring obligations that do not constitute indebtedness under the Indentures.

        Our cash paid for interest for the first half of 2011 and the years ended December 31, 2008, 2009 and 2010 was $69.4 million, $158.8 million, $144.2 million and $139.1 million, respectively. As of July 2, 2011, we had $847.4 million of debt subject to floating interest rates under the senior secured credit facilities, exclusive of $5.2 million of unamortized original issue discount. Although we currently have interest rate swaps in place to hedge against rising interest rates, any additional borrowings we make under the senior secured credit facilities will also be subject to floating interest rates.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

        Our senior secured credit facilities and the Indentures contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries' ability to, among other things:

  •
  incur additional indebtedness or issue certain preferred shares;

  •
  pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

  •
  make certain investments;

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  sell certain assets;

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  create liens;

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  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

  •
  enter into certain transactions with our affiliates.

        In addition, we are required to satisfy and maintain a specified senior secured leverage ratio, which becomes more restrictive over time. This covenant could materially adversely affect our ability to finance our future operations or capital needs. Furthermore, it may restrict our ability to conduct and expand our business and pursue our business strategies. Our ability to meet this senior secured leverage ratio can be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will meet the senior secured leverage ratio in the future or at all.

        A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions. Upon the occurrence of an event of default under the senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under the senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets as collateral under the senior secured credit facilities. If the lenders under the senior secured credit facilities accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay the amounts borrowed under the senior secured credit facilities, as well as our unsecured indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures could affect the operation and growth of our business and may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. In that case, we may not be able to consummate those dispositions or obtain the proceeds that we could otherwise expect to realize from them, and the proceeds from those dispositions may not be adequate to meet any debt service obligations then due. Additionally, our senior secured credit facilities and the Indentures limit the use of the proceeds from dispositions of assets; as a result, we may not be permitted, under our senior secured credit facilities and the Indentures, to use the proceeds from such dispositions to satisfy all current debt service obligations.

We may not be able to repurchase the 10.875% Notes and each series of the notes upon a change of control.

        Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all 10.875% Notes and all series of the notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the 10.875% Notes and each series of the notes will be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the 10.875% Notes and each series of the notes upon a change of control because we may not have sufficient financial resources to purchase all of the 10.875% Notes and each series of the notes that are tendered upon a change of control. Further, we are contractually restricted under the terms of our senior secured credit facilities from repurchasing all of the 10.875% Notes and all series of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the 10.875% Notes and each series of the notes unless we are able to refinance or obtain waivers under our senior secured credit facilities. Our failure to repurchase the 10.875% Notes and each series of the notes upon a change of control would cause a default under the Indentures and a cross-default under the senior secured credit facilities and the Indentures. Our senior secured credit facilities also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder and, if such debt is not paid, to enforce security interests in the collateral securing such debt, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of the offer-to-purchase provisions to the holders of the notes. Any of our future debt agreements may contain similar provisions.

        In addition, the change of control provisions in the Indentures may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a "Change of Control" as defined in the Indentures that would trigger our obligation to repurchase the notes. If an event occurs that does not constitute a "Change of Control" as defined in the Indentures, we will not be required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event.

The lenders under the senior secured credit facilities have the discretion to release the guarantors under the senior secured credit facilities in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the 10.875% Notes and each series of the notes.

        While any obligations under the senior secured credit facilities remain outstanding, any guarantor of the 10.875% Notes or any series of the notes may be released without action by, or consent of, any holder of the 10.875% Notes or any series of the notes or the trustee under the Indentures, at the discretion of lenders under the senior secured credit facilities, if the related guarantor is no longer a guarantor of obligations under the senior secured credit facilities. The lenders under the senior secured credit facilities have the discretion to release the guarantees under the senior secured credit facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the 10.875% Notes or any series of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will be maintained for the exchange notes.

        The outstanding notes were offered and sold in October 2010 and April 2011 to institutional investors.

        We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. We cannot make assurances as to the liquidity of markets for the exchange notes, the ability to sell the exchange notes or the price at which a holder may be able to sell the exchange notes. The exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. We cannot assure you that an active market for the exchange notes will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the exchange notes.

        Any default under the agreements governing our indebtedness, including a default under our senior secured credit facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could make us unable to pay principal, premium, if any, and interest on the exchange notes and could substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our senior secured credit facilities and the Indentures), we could be in default under the terms of the agreements governing such indebtedness, including our senior secured credit facilities and the Indentures. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the credit agreement governing our senior secured credit facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Your right to receive payments on the exchange notes is effectively subordinate to those lenders who have a security interest in our assets.

        Our obligations under the exchange notes and the guarantees of the exchange notes are unsecured, but our obligations under our senior secured credit facilities and the guarantees of the senior secured credit facilities are secured by a security interest in substantially all of our domestic tangible and intangible assets and all of our capital stock and promissory notes and the capital stock of each of our existing and future domestic subsidiaries and 65% of the capital stock of our first tier non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our senior secured credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets described above to the exclusion of holders of the exchange notes, even if an event of default exists under the Indentures at such time. Furthermore, if the lenders foreclose on the pledged assets and sell the pledged equity interests in any guarantor under the exchange notes, then that guarantor will be released from its guarantee of the exchange notes automatically and immediately upon such sale. In any such event, because the exchange notes will not be secured by any of our assets or the equity interests in the guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See "Description of Other Indebtedness—Senior Secured Credit Facilities."

        As of July 2, 2011, we had $888.2 million of senior secured indebtedness, of which $893.4 million was indebtedness under our senior secured credit facilities, net of $5.2 million of unamortized original issue discount, and $0.1 million was capital lease obligations and other secured debt, and we had $54.0 million of available borrowings under our revolving credit facility. Furthermore, the credit agreement governing our senior secured credit facilities will allow us to borrow additional, incremental amounts under those facilities up to the greater of $150.0 million (subject to pro forma compliance with a senior secured leverage financial maintenance covenant) and the amount of indebtedness we could incur to the extent our senior secured leverage ratio (as defined under the terms of the senior secured credit facilities) remains below a certain threshold.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries because they will not guarantee the exchange notes.

        The exchange notes will not be guaranteed by any of our non-U.S. subsidiaries. Accordingly, claims of holders of the notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the exchange notes.

Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.

        Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of any guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of clause (2) only, one of the following is also true at the time thereof:

  •
  we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

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  the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

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  we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor's ability to pay such debts as they mature; or

  •
  we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

        If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. In addition, each guarantee will contain a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent conveyance. This provision may not be effective to protect the guarantees from being voided under fraudulent conveyance laws, or may eliminate the guarantor's obligations or reduce the guarantor's obligations to an amount that effectively makes the guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.

        As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

        We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be subordinated to our or any of our guarantors' other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

  •
  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

        If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor's other debt or take other action detrimental to the holders of the notes.

The trading price of the exchange notes may be volatile.

        The trading price of the exchange notes could be subject to significant fluctuation in response to, among other factors, changes in our operating results, interest rates, the market for non-investment grade securities, general economic conditions, and securities analysts' recommendations regarding our securities.

Risks Related to Our Business

The current U.S. and global economic downturn and related credit and financial market problems may pose additional risks and exacerbate existing risks to our business.

        The serious slowdown in the U.S. and global economy, as well as the dramatic problems in the current credit and financial markets, had and may continue to have a negative impact on demand for our products, availability and reliability of vendors and third party contract manufacturers, our ability to timely collect our accounts receivable and the availability of financing for acquisitions and working capital requirements. Continued or renewed deterioration of the general economic slowdown in the United States and overseas could contribute to those trends remaining a problem or becoming worse.

        The slowing of economic activity and lack of available financing has affected and could continue to affect our business in a variety of ways, including the following:

  •
  loss of jobs and lack of health insurance as a result of the economic slowdown could depress demand for healthcare services and demand for our products;

  •
  weakened demand for healthcare services, reduction in the number of insured patients and lack of available credit could result in the inability of private insurers to satisfy their reimbursement obligations, lead to delays in payment or cause the insurers to increase their scrutiny of our claims;

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  shortage of available credit for working capital could lead customers who buy capital goods from us to curtail their purchases or have difficulty meeting payment obligations;

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  tightening of credit and disruption in the financial markets could disrupt or delay performance by our third party vendors and contractors and adversely affect our business; or

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  problems in the credit and financial markets could limit the availability and size of alternative or additional financing for our working capital or other corporate needs and could make it more difficult and expensive to obtain waivers under or make changes to our existing credit arrangements.

        Any of these risks, among others, could adversely affect our business and operating results, and the risks could become more pronounced if the problems in the U.S. and global economies and the credit and financial markets continue or become worse.

The loss of the services of our key management and personnel could adversely affect our ability to operate our business.

        In January, 2011, our President and Chief Executive Officer, Leslie H. Cross, announced his intention to retire. On June 13, 2011, the retirement of Leslie H. Cross as President and Chief Executive Officer of DJO was effective and Mr. Cross was elected as Chairman of the Board of Directors. In May, 2011, we entered into an employment agreement with Michael P. Mogul who became our Chief Executive Officer effective June 13, 2011 and was also appointed to the Board of Directors effective June 13, 2011. Our future success will depend, in part, upon the continued service of other key managerial, research and development staff and sales and technical personnel. Our future success will depend on our ability to attract and retain highly qualified personnel. Our executive officers have substantial experience and expertise in our industry. Our future success depends, to a significant extent, on the abilities and efforts of our executive officers and other members of our management team. We have recently entered into retention and severance agreements with our executive officers in order to enhance our ability to retain such personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We may not be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. Our failure to do so could have a material adverse impact on our business.

Changes in Medicare, Medicaid or third party payor coverage and reimbursement policies for our products could adversely affect our business and results of operations.

        Government agencies, legislative bodies and the private sector continue to propose initiatives to limit the growth of healthcare costs, including reimbursement reductions, competitive bidding and coverage restrictions, in markets where we do business. We could experience a negative impact on our operating results due to increased pricing pressure in the United States and certain other markets. Federal and state governments, purchasers such as hospitals and other third party payors could reduce the amount of approved payment for our products. Reductions in reimbursement levels or coverage or other cost-containment measures could unfavorably affect our future operating results.

Federal and state health reform and cost control efforts include provisions that could adversely impact our business and results of operations.

        The Patient Protection and Affordable Care Act (which was amended by a second bill signed into law on March 30, 2010, known as the Health Care and Education Reconciliation Act (collectively referred to as the "Affordable Care Act" or "ACA")) is a sweeping measure designed to expand access to affordable health insurance, control healthcare spending and improve healthcare quality. Several provisions of the ACA specifically affect the medical equipment industry. In addition to changes in Medicare durable medical equipment, prosthetics, orthotics and supplies ("DMEPOS") reimbursement and an expansion of the DMEPOS competitive bidding program, the ACA imposes a new annual federal excise tax on certain medical device manufacturers and importers. Specifically, for sales on or after January 1, 2013, manufacturers, producers, and importers of taxable medical devices must pay as an excise tax 2.3% of the price for which the devices are sold. The ACA also requires medical supply and device manufacturers to report certain payments made to physicians and other referral sources, effective March 31, 2013. The ACA also establishes new Medicare and Medicaid program integrity provisions, including expanded documentation requirements for Medicare DMEPOS orders and more stringent procedures for screening Medicare and Medicaid DMEPOS suppliers, along with broader expansion of federal fraud and abuse authorities. Although the eventual impact of the health reform provisions of the ACA are still uncertain, it is possible that the legislation will have a material adverse impact on our business. Likewise, many states have adopted or are considering changes in state healthcare legislative and regulatory policies as a result of state budgetary shortfalls. These changes have included reductions in provider and supplier reimbursement levels under state Medicaid programs, including in some cases reduced reimbursement for DMEPOS items, and/or other Medicaid coverage restrictions. As states continue to face significant financial pressures, it is possible that state health policy changes will adversely affect our profitability.

If we fail to meet Medicare accreditation and surety bond requirements or DMEPOS supplier standards, it could negatively impact our business operations.

        Medicare DMEPOS suppliers (other than certain exempted professionals) must be accredited by an approved accreditation organization as meeting DMEPOS Quality Standards adopted by the Centers for Medicare & Medicaid Services ("CMS") including specific requirements for suppliers of custom fabricated and custom fitted orthoses and certain prosthetics. Medicare suppliers also are required to meet surety bond requirements. We believe we are in compliance with current requirements in these areas. CMS also recently clarified and expanded the requirements that DMEPOS suppliers must meet to establish and maintain Medicare billing privileges, effective September 27, 2010. We believe we are in compliance with the requirements of the new rule. If in the future we fail to maintain our Medicare accreditation status and/or do not comply with Medicare surety bond or supplier standard requirements, or if these requirements are changed or expanded, it could adversely affect our profits and results of operations.

If we fail to comply with the U.S. Food and Drug Administration's (the "FDA") Quality System Regulations, ("QSRs") our manufacturing could be delayed, and our product sales and profitability could suffer.

        Our manufacturing processes are required to comply with the FDA's QSRs, which covers current Good Manufacturing Practice requirements including procedures concerning (and documentation of) the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of our devices. We also are subject to state requirements and licenses applicable to manufacturers of medical devices. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic unscheduled inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. Moreover, if we fail to pass a QSRs inspection or to comply with these and other applicable regulatory requirements, we may receive a notice of a violation in the form of inspectional observations on Form FDA-483, a warning letter, or could otherwise be required to take corrective action and, in severe cases, we could suffer a disruption of our operations and manufacturing delays. If we fail to take adequate corrective actions, we could be subject to certain enforcement actions, including, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. We cannot assure you that the FDA or other governmental authorities would agree with our interpretation of applicable regulatory requirements or that we have in all instances fully complied with all applicable requirements. Any notice or communication from FDA regarding a failure to comply with applicable requirements could adversely affect our product sales and profitability. We have received FDA warning letters in the past and we cannot assure you that the FDA will not take further action in the future.

We may not be able to successfully integrate businesses that we have recently acquired, or businesses we may acquire in the future, and we may not be able to realize the anticipated cost savings, revenue enhancements or other synergies from such acquisitions.

        Our ability to successfully implement our business plan and achieve targeted financial results is highly dependent on our ability to successfully integrate businesses that we have recently acquired, including our ETI, Circle City and Dr. Comfort acquisitions, and other businesses we acquire in the future. The process of integrating such acquired businesses involves risks. These risks include, but are not limited to:

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  demands on management related to the significant increase in the size of our business;

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  diversion of management's attention from the management of daily operations to the integration of newly acquired operations;

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  difficulties in the assimilation of different corporate cultures, practices and sales and distribution methodologies;

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  difficulties in conforming the acquired company's accounting, book and records, internal accounting controls, and procedures and policies to ours;

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  increased exposure to risks relating to business operations outside the United States;

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  retaining the loyalty and business of the customers of acquired businesses;

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  retaining employees who may be vital to the integration of the acquired business or to the future prospects of the combined businesses;

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  difficulties and unanticipated expenses related to the integration of departments, information technology systems, including accounting systems;

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  difficulties integrating technologies and maintaining uniform standards, such as internal accounting controls, procedures and policies; and

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  unanticipated costs and expenses associated with any undisclosed or potential liabilities.

We may experience substantial fluctuations in our quarterly operating results and you should not rely on them as an indication of our future results.

        Our quarterly operating results may vary significantly due to a combination of factors, many of which are beyond our control. These factors include:

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  demand for many of our products, which historically has been higher in the fourth quarter when scholastic sports and ski injuries are more frequent;

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  our ability to meet the demand for our products;

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  the direct distribution of our products in foreign countries that have seasonal variations;

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  the number, timing and significance of new products and product introductions and enhancements by us and our competitors, including delays in obtaining government review and clearance of medical devices;

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  our ability to develop, introduce and market new and enhanced versions of our products on a timely basis;

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  the impact of any acquisitions that occur in a quarter;

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  the impact of any changes in generally accepted accounting principles;

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  changes in pricing policies by us and our competitors

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  changes in coverage policies and reimbursement rates by third party payors, including government healthcare agencies and private insurers;

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  the loss of any of our significant distributors;

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  changes in the treatment practices of orthopedic and spine surgeons, primary care physicians, pain-management specialists and their allied healthcare professionals; and

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  the timing of significant orders and shipments.

        Accordingly, our quarterly sales and operating results may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indications of future performance. We cannot assure you that our sales will increase or be sustained in future periods or that we will be profitable in any future period.

We operate in a highly competitive business environment, and our inability to compete effectively could adversely affect our business prospects and results of operations.

        We operate in highly competitive and fragmented markets. Our Bracing and Vascular, Recovery Sciences and International Segments compete with both large and small companies, including several large, diversified companies with significant market share and numerous smaller niche companies, particularly in the physical therapy products market. Our Surgical Implant Segment competes with a small number of very large companies that dominate the market, as well as other companies similar to our size. We may not be able to offer products similar to, or more desirable than, those of our competitors or at a price comparable to that of our competitors. Compared to us, many of our competitors have:

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  greater financial, marketing and other resources;

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  more widely accepted products;

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  a larger number of endorsements from healthcare professionals;

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  a larger product portfolio;

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  superior ability to maintain new product flow;

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  greater research and development and technical capabilities;

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  patent portfolios that may present an obstacle to the conduct of our business;

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  stronger name recognition;

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  larger sales and distribution networks; and/or

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  international manufacturing facilities that enable them to avoid the transportation costs and foreign import duties associated with shipping our products manufactured in the United States to international customers.

        Accordingly, we may be at a disadvantage with respect to our competitors. These factors may materially impair our ability to develop and sell our products.

If we are unable to develop or license new products or product enhancements or find new applications for our existing products, we will not remain competitive.

        The markets for our products are characterized by continued new product development and the obsolescence of existing products. Our future success and our ability to increase revenues and make payments on our indebtedness will depend, in part, on our ability to develop, license, acquire and distribute new and innovative products, enhance our existing products with new technology and find new applications for our existing products. However, we may not be successful in developing, licensing or introducing new products, enhancing existing products or finding new applications for our existing products. We also may not be successful in manufacturing, marketing and distributing products in a cost-effective manner, establishing relationships with marketing partners, obtaining coverage of and satisfactory reimbursement for our future products or product enhancements or obtaining required regulatory clearances and approvals in a timely fashion or at all. If we fail to keep pace with continued new product innovation or enhancement or fail to successfully commercialize our new or enhanced products, our competitive position, financial condition and results of operations could be materially adversely affected.

        In addition, if any of our new or enhanced products contain undetected errors or design defects, especially when first introduced, or if new applications that we develop for existing products do not work as planned, our ability to market these and other products could be substantially delayed, and we could ultimately become subject to product liability litigation, resulting in lost revenues, potential damage to our reputation and/or delays in regulatory clearance. In addition, approval of our products or obtaining acceptance of our products by physicians, physical therapists and other healthcare professionals that recommend and prescribe our products could be adversely affected.

The success of our surgical implant products depends on our relationships with leading surgeons who assist with the development and testing of our products.

        A key aspect of the development and sale of our surgical implant products is the use of designing and consulting arrangements with orthopedic surgeons who are well recognized in the healthcare community. These surgeons assist in the development and clinical testing of new surgical implant products. They also participate in symposia and seminars introducing new surgical implant products and assist in the training of healthcare professionals in using our new products. We may not be successful in maintaining or renewing our current designing and consulting arrangements with these surgeons or in developing similar arrangements with new surgeons. In that event, our ability to develop, test and market new surgical implant products could be adversely affected.

        In addition, the ACA establishes new disclosure requirements regarding financial arrangements between medical device and supplies manufacturers and physicians, including physicians who serve as consultants, effective March 31, 2013. A number of states also have enacted specific marketing and payment disclosure requirements and others may do so in the future. Likewise, voluntary industry guidelines have been adopted regarding device manufacturer financial arrangements with physicians and other healthcare professionals. While we believe we are in compliance with current requirements, we cannot determine at this time the impact, if any, of new requirements or voluntary guidelines on our relationships with surgeons, and there can be no assurances that such requirements and guidelines would not impose additional costs on us and/or adversely impact our consulting and other arrangements with surgeons.

Implementation of CMS's "Consignment Closet" policy could require changes in our OfficeCare business model that could adversely affect our business.

        On August 7, 2009, CMS issued Transmittal 297 entitled "Compliance Standards for Consignment Closets and Stock and Bill Arrangements" (the "Transmittal"), requiring a change in procedures in stock and bill arrangements for Medicare beneficiaries. The Transmittal was originally scheduled to go into effect on September 8, 2009. CMS first delayed the effective date until March 1, 2010, and on February 4, 2010 CMS rescinded the Transmittal in order to consider other implementation dates. If implemented, the Transmittal will require products dispensed to a Medicare beneficiary from the inventory in our OfficeCare accounts in physician office settings to be fitted and billed to Medicare by the physician rather than by us. Title to the product must pass to the physician at the time the product is dispensed to the patient. The effect of this change in most instances would be to convert a billing opportunity by us into a sale to the physician at a wholesale price. If the Transmittal goes into effect as written, it could adversely affect the revenue and, to a lesser extent, profitability of our OfficeCare business.

Proposed laws that would limit the types of orthopedic professionals who can fit, sell or seek reimbursement for our products could, if adopted, adversely affect our business.

        In response to pressure from certain groups (mostly orthotists), the United States Congress and state legislatures have periodically considered proposals that limit the types of orthopedic professionals who can fit or sell our orthotic device products or who can seek reimbursement for them. Several states have adopted legislation which imposes certification or licensing requirements on the measuring, fitting and adjusting of certain orthotic devices. Although some of these state laws exempt manufacturers' representatives, other states' laws subject the activities of such representatives to certification or licensing requirements. Additional states may be considering similar legislation. Such laws could reduce the number of potential customers by restricting the activities of our sales representatives in those jurisdictions where such legislation or regulations are enacted. Furthermore, because the sales of orthotic devices are driven in part by the number of professionals who fit and sell them, laws that limit these activities could reduce demand for these products. We may not be successful in opposing the adoption of such legislation or regulations and, therefore, such laws could have a material adverse impact on our business.

        In addition, legislation has been adopted, but not implemented to date, requiring that certain certification or licensing requirements be met for individuals and suppliers furnishing certain custom fabricated orthotic devices as a condition of Medicare payment. Medicare currently follows state policies in those states that require the use of an orthotist or prosthetist for furnishing of orthotics or prosthetics. We cannot predict whether additional restrictions will be implemented at the state or federal level or the impact of such policies on our business.

If we fail to establish new sales and distribution relationships or maintain our existing relationships, or if our third party distributors and independent sales representatives fail to commit sufficient time and effort or are otherwise ineffective in selling our products, our results of operations and future growth could be adversely impacted.

        The sale and distribution of certain of our orthopedic products, regeneration products and our surgical implant products depend, in part, on our relationships with a network of third party distributors and independent commissioned sales representatives. These third party distributors and independent sales representatives maintain the customer relationships with the hospitals, orthopedic surgeons, physical therapists and other healthcare professionals that purchase, use and recommend the use of our products. Although our internal sales staff trains and manages these third party distributors and independent sales representatives, we do not directly monitor the efforts that they make to sell our products. In addition, some of the independent sales representatives that we use to sell our surgical implant products also sell products that directly compete with our core product offerings. These sales representatives may not dedicate the necessary effort to market and sell our products. If we fail to attract and maintain relationships with third party distributors and skilled independent sales representatives or fail to adequately train and monitor the efforts of the third party distributors and sales representatives that market and sell our products, or if our existing third party distributors and independent sales representatives choose not to carry our products, our results of operations and future growth could be adversely affected.

We rely on our own direct sales force for certain of our products, which may result in higher fixed costs than our competitors and may slow our ability to reduce costs in the face of a sudden decline in demand for our products.

        We rely on our own direct sales force of approximately 395 representatives in the United States and approximately 145 representatives in Europe to market and sell certain of the orthopedic rehabilitation products which are intended for use in the home and in rehabilitation clinics. Some of our competitors rely predominantly on independent sales agents and third party distributors. A direct sales force may subject us to higher fixed costs than those of companies that market competing products through independent third parties, due to the costs that we will bear associated with employee benefits, training and managing sales personnel. As a result, we could be at a competitive disadvantage. Additionally, these fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products, which could have a material adverse impact on our results of operations.

The success of all of our products depends heavily on acceptance by healthcare professionals who prescribe and recommend our products, and our failure to maintain a high level of confidence by key healthcare professionals in our products could adversely affect our business.

        We have maintained customer relationships with numerous orthopedic surgeons, primary care physicians, other specialist physicians, physical therapists, athletic trainers, chiropractors and other healthcare professionals. We believe that sales of our products depend significantly on their confidence in, and recommendations of, our products. Acceptance of our products depends on educating the healthcare community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our products compared to the products offered by our competitors and on training healthcare professionals in the proper use and application of our products. Failure to maintain these customer relationships and develop similar relationships with other leading healthcare professionals could result in a less frequent recommendation of our products, which may adversely affect our sales and profitability.

Our international operations expose us to risks related to conducting business in multiple jurisdictions outside the United States.

        The international scope of our operations exposes us to economic, regulatory and other risks in the countries in which we operate. We generated 25.3% of our net sales from customers outside the United States for the year ended December 31, 2010. Doing business in foreign countries exposes us to a number of risks, including the following:

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  fluctuations in currency exchange rates;

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  imposition of investment, currency repatriation and other restrictions by foreign governments;

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  potential adverse tax consequences, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, which, among other things, may preclude payments or dividends from foreign subsidiaries from being used for our debt service, and exposure to adverse tax regimes;

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  difficulty in collecting accounts receivable and longer collection periods;

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  the imposition of additional foreign governmental controls or regulations on the sale of our products;

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  intellectual property protection difficulties;

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  changes in political and economic conditions;

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  difficulties in attracting high-quality management, sales and marketing personnel to staff our foreign operations;

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  labor disputes;

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  import and export restrictions and controls, tariffs and other trade barriers;

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  increased costs of transportation or shipping;

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  exposure to different approaches to treating injuries;

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  exposure to different legal, regulatory and political standards; and

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  difficulties of local governments in responding to severe weather emergencies, natural disasters or other such similar events.

        In addition, as we grow our operations internationally, we will become increasingly dependent on foreign distributors and sales agents for our compliance and adherence to foreign laws and regulations that we may not be familiar with, and we cannot assure you that these distributors and sales agents will adhere to such laws and regulations or adhere to our own business practices and policies. Any violation of laws and regulations, including the U.S. Foreign Corrupt Practices Act (the "FCPA"), by foreign distributors or sales agents or a failure of foreign distributors or sales agents to comply with our business practices and policies could result in legal or regulatory sanctions against us, or potentially damage our reputation in that respective international market. If we fail to manage these risks effectively, we may not be able to grow our international operations, and our business and results of operations may be materially adversely affected.

Fluctuations in foreign exchange rates may adversely affect our financial condition and results of operations and may affect the comparability of our results between financial periods.

        Our foreign operations expose us to currency fluctuations and exchange rate risks. We are exposed to the risk of currency fluctuations between the U.S. Dollar and the Euro, Pound Sterling, Canadian Dollar, Mexican Peso, Swiss Franc, Australian Dollar, Japanese Yen, Norwegian Krone, Danish Krone, Swedish Krona, South African Rand and Tunisian Dinar. Sales denominated in foreign currencies accounted for 23.2% and 22.3% of our consolidated net sales for the six months ended July 2, 2011 and the year ended December 31, 2010, respectively, of which 17.3% and 16.7%, respectively, were denominated in the Euro. Our exposure to fluctuations in foreign currencies arises because certain of our subsidiaries' results are recorded in these currencies and then translated into U.S. Dollars for inclusion in our consolidated financial statements, and certain of our subsidiaries enter into purchase or sale transactions using a currency other than our functional currency. We utilize Mexican Peso ("MXP") foreign exchange forward contracts to hedge a portion of our exposure to fluctuations in foreign exchange rates, as our Mexico based manufacturing operations incur costs that are largely denominated in MXP. During the six months ended July 2, 2011, we utilized MXP foreign exchange forward contracts to hedge a portion of our exposure to fluctuations in foreign exchange rates, as our Mexico-based manufacturing operations incur costs that are largely denominated in MXP. As we continue to distribute and manufacture our products in selected foreign countries, we expect that future sales and costs associated with our activities in these markets will continue to be denominated in the applicable foreign currencies, which could cause currency fluctuations to materially impact our operating results. Changes in currency exchange rates may adversely affect our financial condition and results of operations and may affect the comparability of our results between reporting periods.

        We may not be able to effectively manage our currency translation risks, and volatility in currency exchange rates may adversely affect our financial condition and results of operations.

If adequate levels of reimbursement coverage from third party payors for our products are not obtained, healthcare providers and patients may be reluctant to use our products, and our sales may decline.

        Our sales depend largely on whether there is adequate reimbursement coverage by government healthcare programs, such as Medicare and Medicaid, and by private payors. We believe that surgeons, hospitals, physical therapists and other healthcare providers may not use, purchase or prescribe our products and patients may not purchase our products if these third party payors do not provide satisfactory coverage of and reimbursement for the costs of our products or the procedures involving the use of our products. Consequently, we may be unable to sell our products on a profitable basis if third party payors deny coverage, reduce their current levels of reimbursement or fail to cause their levels of reimbursement to rise quickly enough to cover cost increases.

        Changes in the coverage of, and reimbursement for, our products by these third party payors could have a material adverse impact on our results of operations. Third party payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, decide not to reimburse for treatments that include the use of our products. They may attempt to control costs by (i) authorizing fewer elective surgical procedures, including joint reconstructive surgeries, (ii) requiring the use of the least expensive product available or (iii) reducing the reimbursement for or limiting the number of authorized visits for rehabilitation procedures. For example, in the United States, Congress and CMS, frequently engage in efforts to contain costs, which may result in a reduction of coverage of, and reimbursement for, our products. Because many private payors model their coverage and reimbursement policies on Medicare policies, third party payors' coverage of, and reimbursement for, our products could be negatively impacted by legislative, regulatory or other measures that reduce Medicare coverage and reimbursement generally.

        Our international sales also depend in part upon the coverage and eligibility for reimbursement of our products through government-sponsored healthcare payment systems and third party payors, the amount of reimbursement and the cost allocation of payments between the patient and government-sponsored healthcare payment systems and third party payors. Coverage and reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for third party coverage and reimbursement. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the foreign countries in which our products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent reimbursement standards. For example, in Germany, our largest foreign country market, new regulations generally require adult patients to pay a portion of the cost of each medical technical device purchased. This may adversely affect our sales and profitability by making it more difficult for patients in Germany to pay for our products.

        Any developments in the United States or our foreign markets that eliminate, reduce or materially modify coverage of, and reimbursement rates for, our products could have a material impact on our ability to sell our products.

Our success depends on receiving regulatory approval for our products, and failure to do so could adversely affect our growth and operating results.

        Our products are subject to extensive regulation in the United States by the FDA and by similar governmental authorities in the foreign countries where we do business. The FDA regulates virtually all aspects of a medical device's development, testing, manufacturing, labeling, promotion, distribution and marketing. In general, unless an exemption applies, a medical device must receive either pre-market approval or pre-market clearance from the FDA before it can be marketed in the United States. While in the past we have received such approvals and clearances, we may not be successful in the future in receiving such approvals and clearances in a timely manner or at all. The FDA recently asked the Institute of Medicine ("IOM") to conduct a two-year study of the clearance process for devices under §510(k) of the Food, Drug, and Cosmetic Act, as amended, and to provide recommendations for changes, if necessary. In addition, the FDA is implementing recommendations from its own internal review of the §510(k) clearance process, which could lead to changes before the IOM completes its study in 2012. Many of our products are cleared for marketing under the §510(k) process. If we begin to have significant difficulty obtaining such FDA approvals or clearances in a timely manner or at all, it could have a material adverse impact on our revenues and growth.

If we fail to obtain regulatory approval for the modification of, or new uses for, our products, our growth and operating results could suffer.

        In order to market modifications to our existing products or market our existing products for new indications, we may be required to obtain pre-market approvals, pre-market supplement approvals or pre-market clearances. The FDA requires device manufacturers themselves to make and document a determination of whether or not a modification requires a new approval or clearance; however, the FDA can review and disagree with a manufacturer's decision. As a result of the FDA's recent internal review of the §510(k) process, the FDA may consider requiring manufacturers to provide regular, periodic updates of device modifications; provide a list and brief description of all scientific information related to the safety and effectiveness of a new device; issue guidance to clarify when manufacturing data should be submitted as part of a §510(k); and clarify when it will withhold clearance for failure to comply with current Good Manufacturing Practice requirements (i.e., when the FDA will conduct a pre-clearance inspection). We may not be successful in receiving such approvals or clearances or the FDA may not agree with our decisions not to seek approvals or clearances for any particular device modification. The FDA may require an approval or clearance for any past or future modification or a new indication for our existing products. The FDA may also require additional clinical or preclinical data in such submissions, which may be time consuming and costly, and may not ultimately approve or clear one or more of our products for marketing. If the FDA requires us to obtain pre-market approvals, pre-market supplement approvals or pre-market clearances for any modification to a previously cleared or approved device, we may be required to cease manufacturing and marketing the modified device or to recall such modified device until we obtain FDA clearance or approval, and we may be subject to significant regulatory fines or penalties. In addition, the FDA may not clear or approve such submissions in a timely manner, if at all. Because a significant portion of our revenues is generated by products that are modified or used for new treatments, delays or failures in obtaining such approvals could reduce our revenue and adversely affect our operating results.

We may fail to receive positive clinical results for our products in development that require clinical trials, and even if we receive positive clinical results, we may still fail to receive the necessary clearance or approvals to market our products.

        In the development of new products or new indications for, or modifications to, existing products, we may conduct or sponsor clinical trials. Clinical trials are expensive and require significant investment of time and resources and may not generate the data we need to support a submission to the FDA. Clinical trials are subject to regulation by the FDA and, if federal funds are involved or if an investigator or site has signed a federal assurance, are subject to further regulation by the Office for Human Research Protections and the National Institutes of Health. Failure to comply with such regulations, including, but not limited to, failure to obtain adequate consent of subjects, failure to adequately disclose financial conflicts or failure to report data or adverse events accurately, could result in fines, penalties, suspension of trials, and the inability to use the data to support an FDA submission. In addition, the American Recovery and Reinvestment Act expands federal efforts to compare the effectiveness of different medical treatments, which could include some element of explicit cost or cost-effectiveness comparisons; research supported by these efforts eventually could be used to guide public and private coverage and reimbursement policies. In the international market, we are subject to regulations for clinical studies in each respective country.

If we fail to comply with the various regulatory regimes for the foreign markets in which we operate, our operational results could be adversely affected.

        In many of the foreign countries in which we market our products, we are subject to extensive regulations, including those in Europe. The regulation of our products in the European Economic Area (which consists of the 27 member states of the European Union, as well as Iceland, Liechtenstein and Norway) is governed by various directives and regulations promulgated by the European Commission and national governments. Only medical devices that comply with certain conformity requirements are allowed to be marketed within the European Economic Area. In addition, the national health or social security organizations of certain foreign countries, including certain countries outside Europe, require our products to be qualified before they can be marketed in those countries. Failure to receive or delays in the receipt of, relevant foreign qualifications in the European Economic Area or other foreign countries could have a material adverse impact on our business.

        The FDA regulates the export of medical devices to foreign countries and certain foreign countries may require FDA certification that our products are in compliance with U.S. law. If we fail to obtain or maintain export certificates required for the export of our products, we could suffer a material adverse impact on our revenues and growth.

        We are subject to laws concerning our marketing activities in foreign countries where we conduct business. For example, within the EU, the control of unlawful marketing activities is a matter of national law in each of the member states of the EU. The member states of the EU closely monitor perceived unlawful marketing activity by companies. We could face civil, criminal and administrative sanctions if any member state determines that we have breached our obligations under its national laws. Industry associations also closely monitor the activities of member companies. If these organizations or authorities name us as having breached our obligations under their regulations, rules or standards, our reputation would suffer and our business and financial condition could be adversely affected. We are also subject to the FCPA, antitrust and anticompetition laws, and similar laws in foreign countries, any violation of which could create a substantial liability for us and also cause a loss of reputation in the market. The FCPA prohibits U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents from corruptly offering, promising, authorizing or making payments or giving anything of value, directly or indirectly, to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment. Companies must also maintain records that fairly and accurately reflect transactions and maintain an adequate system of internal accounting controls. In many countries, hospitals and clinics are government owned and healthcare professionals employed by such hospitals and clinics, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. If we are found to have violated the FCPA, we may face sanctions including fines, criminal penalties, disgorgement of profits and suspension or debarment of our ability to contract with government agencies or receive export licenses. From time to time, we may face audits or investigations by one or more domestic or foreign government agencies, compliance with which could be costly and time-consuming, and could divert our management and key personnel from our business operations. An adverse outcome under any such investigation or audit could subject us to fines or other penalties, which could adversely affect our business and financial results.

If the Department of Health and Human Services ("HHS"), the Office of the Inspector General of the HHS (the "OIG"), the FDA or another regulatory agency determines that we have promoted off-label use of our products, we may be subject to various penalties, including civil or criminal penalties, and the off-label use of our products may result in injuries that lead to product liability suits, which could be costly to our business.

        The OIG, the FDA and other regulatory agencies actively enforce regulations prohibiting the promotion of a medical device for a use that has not been cleared or approved by the FDA. Use of a device outside its cleared or approved indications is known as "off-label" use. Physicians may use our products for off-label uses, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. However, if the OIG or the FDA, or another regulatory agency determines that our promotional materials, training or activities constitute improper promotion of an off-label use, the regulatory agency could request that we modify our promotional materials, training or activities, or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. Although our policy is to refrain from statements and activities that could be considered off-label promotion of our products, the FDA, another regulatory agency, or the U.S. Department of Justice (the "DOJ") could disagree and conclude that we have engaged in off-label promotion and, potentially, aided and abetted in the submission of false claims. In addition, the off-label use of our products may increase the risk of injury to patients and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management's attention and result in substantial damage awards against us.

Our compensation, marketing and sales practices may contain certain risks with respect to the manner in which these practices were historically conducted that could have a material adverse impact on us.

        We have entered into written agreements for designing and consulting services with physicians for surgical implant products, and we compensate them under our designing physician agreements for services in developing products sold by us. We also seek the assistance of physicians in the design and evaluation of bracing and other rehabilitative products. The form of compensation for such services has historically been a royalty on the sale of our products in the cases where the physician has contributed to the design of the product. We may also compensate the physicians under consulting agreements for assistance with product development and clinical efforts. We believe that in each instance remuneration paid to physicians represents fair market value for the services provided and is otherwise in compliance with applicable laws. For some products, we also use an independent sales force to which we provide compliance related training. The sales force has generally been compensated on a commission basis, based on a percentage of revenues generated by products sold, as is typical in our industry. We also pay physicians certain rental and office support fees under our OfficeCare program. Under applicable federal and state healthcare fraud and abuse, anti-kickback, false claims and self-referral laws, it could be determined that our designing and consulting arrangements with surgeons, our marketing and sales practices, and our OfficeCare program fall outside permitted arrangements, thereby subjecting us to possible civil and/or criminal sanctions (including exclusion from the Medicare and Medicaid programs), which could have a material adverse impact on our Surgical Implant Segment and possibly on our other lines of business. The federal government has significantly increased investigations of medical device manufacturers with regards to alleged kickbacks and other forms of remuneration to physicians who use and prescribe their products and recently has entered into settlement, deferred prosecution and corporate integrity agreements with such manufacturers. Such investigations and enforcement activities often arise based on allegations of violations of the federal Anti-Kickback Statute, and sometimes of the federal False Claims Act. Although we believe we maintain a satisfactory compliance program, it may not be adequate in the detection or prevention of violations. The form and effectiveness of our compliance program may be taken into account by the government in assessing sanctions, if any, should it be determined that violations of laws have occurred.

Audits or denials of our claims by government agencies could reduce our revenues or profits.

        As part of our business operations, we submit claims on behalf of patients directly to, and receive payments directly from, the Medicare and Medicaid programs and private payors. Therefore, we are subject to extensive government regulation, including requirements for submitting reimbursement claims under appropriate codes and maintaining certain documentation to support our claims. Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. We have historically been subject to pre-payment and post-payment reviews as well as audits of claims and may experience such reviews and audits of claims in the future. Such reviews and/or similar audits of our claims, including by Recovery Audit Contractors (private companies operating on a contingent fee basis to identify and recoup Medicare overpayments), could result in material delays in payment, as well as material recoupments or denials, which would reduce our net sales and profitability, or in exclusion from participation in the Medicare or Medicaid programs. Private payors may from time to time conduct similar reviews and audits.

        Additionally, we participate in the government's Federal Supply Schedule program for medical equipment, whereby we contract with the government to supply certain of our products. Participation in this program requires us to follow certain pricing practices and other contract requirements. Failure to comply with such pricing practices and/or other contract requirements could result in delays in payment or fines or penalties, which could reduce our revenues or profits.

Federal and state agencies have become increasingly vigilant in recent years in their investigation of various business practices under various healthcare "fraud and abuse" laws with respect to our business arrangements with prescribing physicians and other healthcare professionals, as well as our filing of DMEPOS claims for reimbursement.

        We are directly or indirectly through our customers, subject to various federal and state laws pertaining to healthcare fraud and abuse. These laws, which directly or indirectly affect our ability to operate our business include, but are not limited to, the following:

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  the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or the furnishing or arranging for or recommending of a good or service, for which payment may be made under federal healthcare programs, such as Medicare and Medicaid, Veterans Administration health programs, and TRICARE;

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  several federal False Claims statutes, which have been expanded by recent legislation and impose civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

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  the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which prohibits executing a scheme to defraud any healthcare benefit program, and also prohibits false statements, defined as knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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  the federal physician self-referral prohibition, commonly known as the Stark Law, which, in the absence of a statutory or regulatory exception, prohibits the referral of Medicare and Medicaid patients by a physician to an entity for the provision of certain designated healthcare services, if the physician or a member of the physician's immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity and also prohibits that entity from submitting a bill to a federal payor for services rendered pursuant to a prohibited referral; and

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  state law equivalents to the Anti-Kickback Statute, the false claims provisions and the physician self-referral prohibitions, some of which may apply even more broadly than their federal counterparts because they are not limited to government reimbursed items and include items or services reimbursed by any payor.

        The federal government has significantly increased investigations of and enforcement activity involving medical device manufacturers with regard to alleged kickbacks and other forms of remuneration to physicians who use and prescribe their products. Such investigations often arise based on allegations of violations of the federal Anti-Kickback Statute and sometimes allege violations of the federal False Claims Act, in connection with off-label marketing of products to physicians and others. In addition, significant state and federal investigative and enforcement activity addresses alleged improprieties in the filings of claims for payment or reimbursement by Medicare, Medicaid, and other payors.

        We are both a device manufacturer and a supplier of DMEPOS, and, like other companies in the orthopedic industry, are involved in ongoing governmental investigations, the results of which may adversely impact our business and results of operations. Defendants determined to be liable under the federal False Claims Act may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties ranging between $5,500 and $11,000 for each false claim. We are also potentially subject to allegations by private whistleblowers under state or federal False Claims Act provisions. In addition, we are subject to a variety of civil monetary penalty and exclusion provisions.

        In March 2006, the U.S. Attorney's Office for the Eastern District of Wisconsin (the "U.S. Attorney's Office") and the Office of the Inspector General of the Department of Health and Human Services (the "OIG" and, together with the U.S. Attorney's Office, the "Federal Authorities") began an investigation of Dr. Comfort, regarding allegations filed by two whistleblowers that from 2004 through 2006, Dr. Comfort marketed diabetic shoe inserts as Medicare approved custom inserts that were not, in fact, custom as defined by Medicare. According to the allegations, the shoe inserts were not created with a unique image of each foot, and Dr. Comfort sold moldable diabetic shoe inserts that did not comply with Medicare requirements for the inserts and did not conform to the heat moldable diabetic inserts that Dr. Comfort submitted to Medicare for coding verification, allegedly in violation of the federal False Claims Act (collectively, the "Covered Conduct").

        Dr. Comfort has entered into a settlement agreement for the Covered Conduct (the "Settlement Agreement") with the Federal Authorities resolving alleged violations of the federal False Claims Act which were the subject of an investigation triggered by two whistleblower actions. Although we conducted healthcare regulatory and related due diligence efforts concerning Dr. Comfort's operations and business practices prior to our acquisition of Dr. Comfort in April, 2011, and we believe the activities that were the subject of the Covered Conduct described in the Settlement Agreement were isolated and have been addressed through Dr. Comfort's compliance efforts, we cannot assure you that we will not identify additional healthcare regulatory issues in the future or that the Covered Conduct will not be reviewed or investigated by other parties which purchased or reimbursed products of Dr. Comfort that allegedly did not comply with Medicare requirements. Even if we cause Dr. Comfort to take corrective actions to remedy such alleged violations of healthcare regulatory laws, Dr. Comfort could be subject to certain enforcement actions, including, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. We cannot assure you that relevant governmental authorities would agree with our interpretation of Dr. Comfort's obligations under applicable healthcare regulatory laws and under the Corporate Integrity Agreement to which Dr. Comfort is subject for five years, or that Dr. Comfort has in all instances fully complied with all applicable healthcare regulatory laws. Any enforcement action could adversely affect Dr. Comfort's business and results of operations.

        The fraud and abuse laws and regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to investigations and claims that the law has been violated. Any violations of these laws or regulations could result in a material adverse impact on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change one or more of our business practices to be in compliance with these laws. Required changes could be costly and time consuming. Any failure to make required changes could result in our losing business or our existing business practices being challenged as unlawful.

Our activities are subject to Federal Privacy and Transaction Law and Regulations, which could have an impact on our operations.

        HIPAA impacts the transmission, maintenance, use and disclosure of certain individually identifiable health information (referred to as "protected health information" or "PHI"). Since HIPAA was enacted in 1996, numerous implementing regulations have been issued, including, but not limited to: (1) standards for the privacy of individually identifiable health information (the "Privacy Rule"), (2) security standards (the "Security Rule"), (3) standards for electronic transactions (the "Transactions Rule"), and (4) standard unique national provider identifier ("NPI Rule"). We refer to these rules as the Administrative Simplification Rules. CMS has also issued regulations governing the enforcement of the Administrative Simplification Rules. Sanctions for violation of HIPAA and /or the Administrative Simplification Rules include criminal and civil penalties.

        HIPAA applies to "covered entities," which includes certain healthcare providers who conduct certain transactions electronically. As such, HIPAA and the Administrative Simplification Rules apply to certain aspects of our business. The effective date for all of the Administrative Simplification Rules outlined above has passed, and, as such, all of the Administrative Simplification Rules are in effect. To the extent applicable to our operations, we believe we are currently in compliance with HIPAA and the applicable Administrative Simplification Rules. Any failure to comply with applicable requirements could adversely affect our profitability.

        On February 17, 2009, President Obama signed into law the Health Information Technology for Economic and Clinical Health Act ("HITECH Act") as part of the American Recovery and Reinvestment Act. This economic stimulus package includes many healthcare policy provisions, including strengthened federal privacy and security provisions to protect personally identifiable health information, such as notification requirements for health data security breaches. Many of the details of the new requirements are being implemented through regulations. We are reviewing these new requirements to assess the potential impact on our operations. Any failure to comply with applicable requirements could adversely affect our profitability.

Managed care and buying groups have put downward pressure on the prices of our products.

        The growth of managed care and the advent of buying groups in the United States have caused a shift toward coverage and payments based on more cost-effective treatment alternatives. Buying groups enter into preferred supplier arrangements with one or more manufacturers of medical products in return for price discounts to members of these buying groups. Our failure to obtain new preferred supplier commitments from major group purchasing organizations or our failure to retain our existing preferred supplier commitments could adversely affect our sales and profitability. In international markets where we sell our products, we have historically experienced downward pressure on product pricing and other effects of healthcare cost control efforts that are similar to that which we have experienced in the United States. We expect a continued emphasis on healthcare cost controls and managed care in the United States and in these international markets, which could put further downward pressure on product pricing, which, in turn may adversely affect our sales and profitability.

Our marketed, approved, or cleared products are subject to the recall authority of U.S. and foreign regulatory bodies. Product recalls could harm our reputation and business.

        We are subject to ongoing medical device reporting regulations that require us to report to the FDA and similar governmental authorities in other countries if we receive a report or otherwise learn that any of our products may have caused, or contributed to death or serious injury, or that any of our products has malfunctioned in a way that would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require us to recall our products in the event of actual or potential material deficiencies or defects in design manufacturing, or labeling, and we have been subject to product recalls in the past. In addition, in light of an actual or potential material deficiency or defect in design, manufacturing, or labeling, we may voluntarily elect to recall our products. A government mandated recall or a voluntary recall initiated by us could occur as a result of actual or potential component failures, manufacturing errors, or design defects, including defects in labeling. Any recall would divert managerial and financial resources and could harm our reputation with our customers and with the healthcare professionals that use, prescribe and recommend our products. We could have product recalls that result in significant costs to us in the future, and such recalls could have a material adverse impact on our business.

Product liability claims may harm our business, particularly if the number of claims increases significantly or our product liability insurance proves inadequate.

        The manufacture and sale of orthopedic devices and related products exposes us to a significant risk of product liability claims. From time to time, we have been, and we are currently, subject to a number of product liability claims alleging that the use of our products resulted in adverse effects. Even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business. If there is a significant increase in the number of product liability claims, our business could be adversely affected.

Our concentration of manufacturing operations in Mexico increases our business and competitive risks.

        Our most significant manufacturing facility is our facility in Tijuana, Mexico, and we also have a relatively small manufacturing operation in Tunisia. Our current and future foreign operations are subject to risks of political and economic instability inherent in activities conducted in foreign countries. Because there are no readily accessible alternatives to these facilities, any event that disrupts manufacturing at or distribution or transportation from these facilities would materially adversely affect our operations. In addition, as a result of this concentration of manufacturing activities, our sales in foreign markets may be at a competitive disadvantage to products manufactured locally due to freight costs, custom and import duties and favorable tax rates for local businesses.

If we lose one of our key suppliers or one of our contract manufacturers stops making the raw materials and components used in our products, we may be unable to meet customer orders for our products in a timely manner or within our budget.

        We rely on a limited number of foreign and domestic suppliers for the raw materials and components used in our products. One or more of our suppliers may decide to cease supplying us with raw materials and components for reasons beyond our control. FDA regulations may require additional testing of any raw materials or components from new suppliers prior to our use of those materials or components. In addition, in the case of a device which is the subject of a pre-market approval, we may be required to obtain prior FDA permission (which may or may not be given), which could delay or prevent our access or use of such raw materials or components. If we are unable to obtain materials we need from our suppliers or our agreements with our suppliers are terminated, and we cannot obtain these materials from other sources, we may be unable to manufacture our products to meet customer orders in a timely manner or within our manufacturing budget. In that event, our business and results of operations could be adversely affected.

        In addition, we rely on third parties to manufacture some of our products. For example, Medireha GmbH ("Medireha"), which is 50% owned by us, has been a supplier for a significant portion of our CPM devices. CPM devices represented 3% of our net sales for the year ended December 31, 2010. If we encounter a cessation, interruption or delay in the supply of the products purchased from Medireha, we may be unable to obtain such products through other sources on acceptable terms, within a reasonable amount of time or at all. We also use a single source for many of the devices Cefar and Compex distribute. In addition, if our agreements with the manufacturing companies were terminated, we may not be able to find suitable replacements within a reasonable amount of time or at all. Any such cessation, interruption or delay may impair our ability to meet scheduled deliveries of our products to our customers and may cause our customers to cancel orders. In that event, our reputation and results of operations may be adversely affected.

        Some of our important suppliers are in China and other parts of Asia and provide predominately finished soft goods products. In the year ended December 31, 2010, we obtained 24.8% of our total purchased materials from suppliers in China and other parts of Asia. Political and economic instability and changes in government regulations in these areas could affect our ability to continue to receive materials from suppliers there. The loss of suppliers in China and other parts of Asia, any other interruption or delay in the supply of required materials or our inability to obtain these materials at acceptable prices and within a reasonable amount of time could impair our ability to meet scheduled product deliveries to our customers and could hurt our reputation and cause customers to cancel orders.

        In addition, we purchase the microprocessor used in the fracture bone growth stimulator ("OL1000") and spine bone growth stimulator ("SpinaLogic") devices from a single manufacturer. Although there are feasible alternate microprocessors that might be used immediately, all are produced by a single supplier. In addition, there are single suppliers for other components used in the OL1000 and SpinaLogic devices and only two suppliers for the magnetic field sensor employed in them. Establishment of additional or replacement suppliers for these components cannot be accomplished quickly.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and may not be able to operate our business profitably.

        We rely on a combination of patents, trade secrets, copyrights, trademarks, license agreements and contractual provisions to establish and protect our intellectual property rights in our products and the processes for the development, manufacture and marketing of our products.

        We use non-patented, proprietary know-how, trade secrets, processes and other proprietary information and currently employ various methods to protect this proprietary information, including confidentiality agreements, invention assignment agreements and proprietary information agreements with vendors, employees, independent sales agents, distributors, consultants, and others. However, these agreements may be breached. The FDA or another governmental agency may require the disclosure of such information in order for us to have the right to market a product. The FDA may also disclose such information on its own initiative if it should decide that such information is not confidential business or trade secret information. Trade secrets, know-how and other unpatented proprietary technology may also otherwise become known to or independently developed by our competitors.

        In addition, we also hold U.S. and foreign patents relating to a number of our components and products and have patent applications pending with respect to other components and products. We also apply for additional patents in the ordinary course of our business, as we deem appropriate. However, these precautions offer only limited protection, and our proprietary information may become known to, or be independently developed by, competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse impact on our business, financial condition and results of operations. Additionally, we cannot assure you that our existing or future patents, if any, will afford us adequate protection or any competitive advantage, that any future patent applications will result in issued patents or that our patents will not be circumvented, invalidated or declared unenforceable. In addition, certain of our subsidiaries have not always taken commercially reasonable measures to protect their ownership of some of their patents. While such measures are currently employed and have been employed by us in the past, disputes may arise as to the ownership, or co-ownership, of certain of our patents. We do not consider patent protection to be a significant competitive advantage in the marketplace for electrotherapy devices. However, patent protection may be of significance with respect to our orthopedic technology.

        Any proceedings before the U.S. Patent and Trademark Office could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued or pending patents. We could also incur substantial costs in any such proceedings. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may also be unable to protect our rights in trade secrets, trademarks and unpatented proprietary technology in these countries.

        In addition, we hold patent, trademark and other intellectual property licenses from third parties for some of our products and on technologies that are necessary in the design and manufacture of some of our products. The loss of such licenses could prevent us from manufacturing, marketing and selling these products, which in turn could harm our business.

Our operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.

        Litigation involving patents and other intellectual property rights is common in our industry, and companies in our industry have used intellectual property litigation in an attempt to gain a competitive advantage. We may become a party to lawsuits involving patents or other intellectual property. Such litigation is costly and time consuming. If we lose any of these proceedings, a court or a similar foreign governing body could invalidate or render unenforceable our owned or licensed patents, require us to pay significant damages, seek licenses and/or pay ongoing royalties to third parties (which may not be available under terms acceptable to us, or at all), require us to redesign our products, or prevent us from manufacturing, using or selling our products, any of which would have an adverse effect on our results of operations and financial condition.

        We have brought, and may in the future also bring, actions against third parties for infringement of our intellectual property rights. We may not succeed in such actions. The defense and prosecution of intellectual property suits, proceedings before the U.S. Patent and Trademark Office or its foreign equivalents and related legal and administrative proceedings are both costly and time consuming. Protracted litigation to defend or enforce our intellectual property rights could seriously detract from the time our management would otherwise devote to running our business. Intellectual property litigation relating to our products could cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

Our business strategy relies on certain assumptions concerning demographic and other trends that impact the market for our products. If these assumptions prove to be incorrect, demand for our products may be lower than we currently expect.

        Our ability to achieve our business objectives is subject to a variety of factors, including the relative increase in the aging of the general population and an increase in participation in exercise and sports and more active lifestyles. In addition, our business strategy relies on an increasing awareness and clinical acceptance of non-invasive, non-systemic treatment and rehabilitation products, such as electrotherapy. We believe that these trends will increase the need for our orthopedic, physical therapy, regenerative and surgical implant products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by healthcare professionals and patients prove to be incorrect or do not materialize. If our assumptions regarding these factors prove to be incorrect, we may not be able to successfully implement our business strategy, which could adversely affect our results of operations. In addition, the perceived benefits of these trends may be offset by competitive or business factors, such as the introduction of new products by our competitors or the emergence of other countervailing trends.

We may expand into new markets through the development of new products and our expansion may not be successful.

        We may attempt to expand into new markets through the development of new product applications based on our existing specialized technology and design capabilities. These efforts could require us to make substantial investments, including significant research, development, engineering and capital expenditures for new, expanded or improved manufacturing facilities which would divert resources from other aspects of our business. Expansion into new markets may be costly and may not result in any benefit to us. Specific risks in connection with expanding into new markets include the inability to transfer our quality standards into new products, the failure of customers in new markets to accept our products and price competition in new markets. Such expansion efforts into new markets could be unsuccessful.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.

        Many healthcare industry companies, including medical device, orthopedic and physical therapy products companies, are consolidating to create larger companies. As the healthcare industry consolidates, competition to provide products and services to industry participants may become more intense. In addition, many of our customers are also consolidating, and our customers and other industry participants may try to use their purchasing power to negotiate price concessions or reductions for the products that we manufacture and market. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues could decrease, and our business, financial condition and results of operations could be adversely affected.

We could incur significant costs complying with environmental and health and safety requirements, or as a result of liability for contamination or other harm caused by hazardous materials that we use.

        Our research and development and manufacturing processes involve the use of hazardous materials. We are subject to federal, state, local and foreign environmental requirements, including regulations governing the use, manufacture, handling, storage and disposal of hazardous materials, discharge to air and water, the cleanup of contamination and occupational health and safety matters. We cannot eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur liability as a result of any contamination or injury. Under some environmental laws and regulations, we could also be held responsible for costs relating to any contamination at our past or present facilities and at third party waste disposal sites where we have sent wastes. These could include costs relating to contamination that did not result from any violation of law, and in some circumstances, contamination that we did not cause. We may incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a significant negative impact on our financial condition. The enactment of stricter laws or regulations, the stricter interpretation of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our own or third party sites may require us to make additional expenditures, which could be material.

Our reported results may be adversely affected by increases in reserves for contractual allowances, rebates, product returns, rental credits, uncollectible accounts receivable and inventory.

        We have established reserves to account for contractual allowances, rebates, product returns and reserves for rental credits. Significant management judgment must be used and estimates must be made in connection with establishing the reserves for contractual allowances, rebates, product returns, rental credits and other allowances in any accounting period. Any increase in our reserves for such items could adversely affect our reported financial results by reducing our net revenues and/or profitability for the reporting period.

Certain administrative functions relating to the OfficeCare sales channel have been outsourced to a third party contractor and this arrangement may not prove successful.

        The OfficeCare sales channel maintains a range of products (mostly soft goods) on hand at approximately 1,350 healthcare facilities, primarily orthopedic practices, for immediate distribution to patients. In the OfficeCare sales channel, patients or their third party payors are billed after the product is provided to the patient. The revenue cycle of this program is outsourced, from billing to collections, to an independent third party contractor. The outsource contractor that we have used has undergone significant changes in its business operations in the last few years, including relocating some administrative functions overseas, in order to improve performance from order entry to collections. The contractor may also upgrade the software system used in these revenue cycle processes. The inability of this provider to successfully upgrade its processes or demonstrate acceptable billing and collection results could have an adverse effect on our operations and financial results in the OfficeCare sales channel.

If a natural or man-made disaster strikes our manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time and our sales will decline.

        A significant portion of our rehabilitation products are manufactured in a facility in Tijuana, Mexico, with a number of products for the European market manufactured in a Tunisian facility. In Vista, California we manufacture our custom rigid bracing products, which remain in the United States to facilitate quick turnaround on custom orders, vascular products, and our regeneration product line. Our clinical electrotherapy devices, patient care products, physical therapy and certain CPM devices are now manufactured in our facilities located in Tijuana, Mexico, following the closure of our Chattanooga facility during the first half of 2010. Our home electrotherapy devices sold in the United States as well as some components and related accessories are manufactured at our facility in Clear Lake, South Dakota. In our Surgical Implant business, we manufacture our products in our manufacturing facility at Austin, Texas. These facilities and the manufacturing equipment we use to produce our products would be difficult to repair or replace. Our facilities may be affected by natural or man-made disasters. If one of our facilities were affected by a disaster, we would be forced to rely on third party manufacturers or shift production to another manufacturing facility. In such an event, we would face significant delays in manufacturing which would prevent us from being able to sell our products. In addition, our insurance may not be sufficient to cover all of the potential losses and may not continue to be available to us on acceptable terms, or at all.

If we do not effectively manage our growth, our existing infrastructure may become strained, and we may be unable to increase sales of our products or generate revenue growth.

        The growth that we have experienced, and in the future may experience, including due to acquisitions, may provide challenges to our organization, requiring us to expand our personnel,

manufacturing and distribution operations. Future growth may strain our infrastructure, operations, product development and other managerial and operating resources. If our business resources become strained, we may be unable to increase sales of our products or generate revenue growth.

Affiliates of Blackstone own substantially all of the equity interest in us and may have conflicts of interest with us or investors in the future.

        Investment funds affiliated with Blackstone collectively beneficially own 98.6% of DJO Global, Inc.'s issued and outstanding capital stock and Blackstone designees hold a majority of the seats on DJO Global, Inc.'s board of directors. As a result, affiliates of Blackstone have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of stockholders regardless of whether holders of the notes believe that any such transactions are in their own best interests. For example, affiliates of Blackstone could collectively cause us to make acquisitions that increase the amount of indebtedness or to sell assets, or could cause us to issue additional capital stock or declare dividends. So long as investment funds affiliated with Blackstone continue to directly or indirectly own a significant amount of the outstanding shares of our common stock, affiliates of Blackstone will continue to be able to strongly influence or effectively control our decisions. In addition, Blackstone has no obligation to provide us with any additional debt or equity financing.

        Additionally, Blackstone and its affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Blackstone and its affiliates may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

If we do not achieve and maintain effective internal controls over financial reporting, we could fail to accurately report our financial results.

        During the course of the preparation of our financial statements, we evaluate our internal controls to identify and correct deficiencies in our internal controls over financial reporting. In the event we are unable to identify and correct deficiencies in our internal controls in a timely manner, we may not record, process, summarize and report financial information accurately and within the time periods required for our financial reporting under the terms of the agreements governing our indebtedness.

        We have completed a significant number of acquisitions in the past several years, and may continue to pursue growth through strategic acquisitions. Among the risks associated with acquisitions are the risks of control deficiencies that result from the integration of the acquired business. In connection with the integration of our recent acquisitions and our continuous assessment of internal controls, including with respect to acquired foreign operations, we have identified certain internal control deficiencies that we have remedied or for which we have undertaken steps to remediate.

        It is possible that control deficiencies could be identified by our management or independent registered public accounting firm in the future or may occur without being identified. Such a failure could negatively impact the market price and liquidity of the notes, causing holders of our notes to lose confidence in our reported financial condition, lead to a default under our senior secured credit facilities and the Indentures and otherwise materially adversely affect our business and financial condition.

We may not be successful in the design and implementation of a Company-wide ERP system.

        In 2008, we launched a major software design and installation project to replace six legacy accounting and finance systems and numerous other software systems with a single entry ERP system that will be used by all of our businesses. This project requires the dedication of significant financial and human resources. In January 2010, we completed our first implementation of the new ERP system in our Surgical Implant business in Austin, Texas. In February 2011, substantially all of our Bracing and Vascular Segment and many of our international businesses transitioned to the new ERP system. Our ability to successfully complete this project in all of our operations is subject to a variety of risks and uncertainties, among which are the following:

  •
  we may have underestimated the time it will take to complete the design and installation and the project could extend on past the expected completion date;

  •
  we may have underestimated the aggregate cost of the design and installation of the ERP system, whether due to the need for additional scope to the project, a requirement for additional consulting assistance, the extension of the completion date, or other similar issues;

  •
  we may have underestimated the extent and difficulty in adapting our business processes to function within and use effectively the new ERP system; and

  •
  we may discover that the functionality of the new ERP system is not adequate to process and manage the extensive and varied functions, operations and processes within our company that we use to conduct our current and future business;

        If the ERP project were to become subject to any one of these or similar risks, the result could be a significant increase in the costs of the project, a significant delay in completion of the project, with the resultant delay in our realization of the operational and financial benefits of the new system, or even the risk that the project would ultimately fail in its basic goal of a company-wide, single-entry ERP system. Any of these outcomes could have a material, adverse impact on our business operations, operating results and financial condition.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offers. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

 CAPITALIZATION

        The following table sets forth DJOFL's capitalization as of July 2, 2011 on a historical basis (in thousands). The information in the following table should be read in conjunction with "Selected Historical Consolidated and Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus.

As of July 2, 2011
Historical
(in thousands)
Debt:
Senior Secured Credit Facility:
Revolving credit facility	$46,000
Term loan facility(1)	842,175
Senior notes(2)	978,789
Senior subordinated notes	300,000
Capital lease obligations and other secured debt	60
Total debt	2,167,024
Membership equity	471,270

Total capitalization	$2,638,294

(1)
Represents $847.4 million aggregate principal amount of term loans, net of $5.2 million of unamortized original issue discount.

(2)
Represents $575.0 million and $100.0 million aggregate principal amount of 10.875% Notes issued in November 2007 and January 2010 respectively, $3.8 million of unamortized original issue premium associated with the $100.0 million of 10.875% Notes and $300.0 million aggregate principal of outstanding senior notes issued in April 2011.

 SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

        Set forth below is selected historical consolidated and combined financial data of our business, for periods prior to November 3, 2006 (the date of the Prior Transaction (as defined below)) for ReAble ("Predecessor") and from and after November 4, 2006 for DJOFL ("Successor"). We have derived the selected historical financial data for the period from January 1, 2006 through November 3, 2006 from the Predecessor's historical consolidated financial statements that are not included in this prospectus. We have derived the selected historical financial data from the period from November 4, 2006 through December 31, 2006 and as of December 31, 2006 from the Successor's historical audited consolidated financial statements that are not included in this prospectus. We have derived the selected historical financial data as of December 31, 2007, 2008, 2009 and 2010 and for the fiscal years ended December 31, 2007, 2008, 2009 and 2010 from the Successor's historical audited consolidated financial statements included elsewhere in this prospectus. The selected financial data for the Predecessor periods represents ReAble's financial data prior to the acquisition of ReAble by Blackstone on November 3, 2006 (the "Prior Transaction"), and the selected financial data for the Successor periods represents financial data of DJOFL after the consummation of the Prior Transaction. For the year ended December 31, 2006, we have combined the Predecessor period and the Successor period and presented the unaudited financial data on a combined basis for comparative purposes. This mathematical combination does not comply with generally accepted accounting principles or with the rules for unaudited pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our financial results. The Successor period reflects the acquisition of ReAble by Blackstone using the purchase method of accounting. Accordingly, the comparability of the results of the Successor period for the full year 2007 to the combined results of the Successor and the Predecessor periods for the full year 2006 is affected by differences in the basis of presentation, which reflects purchase accounting in the Successor periods and historical cost in the Predecessor periods. In addition, the comparability of the combined results is impacted by changes in our capital structure which occurred on the date the Prior Transaction was completed. Furthermore, on June 12, 2009 we sold our Empi Therapy Solutions ("ETS") catalog business. As such, the results of the ETS business for periods prior to the date of the sale have been presented as discontinued operations.

        During the periods presented below, DJO has made various acquisitions and the results for the acquired businesses are included in our historical financial statements from the date of their respective acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisitions, Dispositions and Other Transactions." You should read the selected historical and consolidated and combined financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Predecessor(2)	Successor(1)
	January 1, 2006 through November 3, 2006	November 4, 2006 through December 31, 2006	Year Ended December 31,
							Six Months Ended July 2, 2011
($ in thousands)			2007	2008	2009	2010
Statement of Operations Data(3)(4):
Net sales	$287,124	$55,104	$464,811	$948,469	$946,126	$965,973	$527,497
Gross profit	173,384	30,569	279,613	598,292	607,407	620,703	323,251
Loss from continuing operations	(46,953)	(41,663)	(83,455)	(97,683)	(49,391)	(51,675)	(39,884)
Net loss attributable to DJOFL	(46,776)	(41,634)	(82,422)	(97,786)	(50,433)	(52,532)	(40,494)
Other Financial Data:
Depreciation and amortization(4)(5)	14,772	6,402	48,141	122,447	112,148	103,519	58,670
Balance Sheet Data (at period end):
Cash and cash equivalents	NA	$30,903	$63,471	$30,483	$44,611	$38,132	40,971
Total assets	NA	1,060,636	3,086,272	2,940,130	2,850,179	2,779,790	3,124,318
Long-term debt, net of current portion	NA	548,037	1,818,598	1,832,044	1,796,944	1,816,291	2,158,202
DJOFL membership equity	NA	335,208	704,988	598,366	555,860	504,139	471,270

(1)
The successor period reflects results of DJOFL and its subsidiaries after the acquisition of ReAble by Blackstone and includes the results of DJO Opco (and its successor, DJO, LLC) and its subsidiaries from November 20, 2007, the date of the DJO Merger, through December 31, 2010. Accordingly, the comparability of the results of the successor periods to the predecessor period is affected by differences in the basis of presentation.

(2)
The predecessor period reflects results of ReAble prior to the acquisition by Blackstone.

(3)
For additional information about our acquisitions in the past three years, see Note 4 of the notes to the audited consolidated financial statements included elsewhere in this prospectus.

(4)
We sold our ETS catalog business on June 12, 2009 and its results have been excluded from continuing operations for all periods presented.

(5)
Results for the years ended December 31, 2009 and 2008 included intangible asset impairment charges of $7.0 million and $22.4 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        This management's discussion and analysis of financial condition and results of operations is intended to provide an understanding of our results of operations, financial condition and where appropriate, factors that may affect future performance.

        You should read the following discussion of our results of operations and financial condition with "Selected Historical Consolidated and Combined Financial Data" and our audited historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following management's discussion and analysis contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that represent our expectations or beliefs concerning future events, including, but not limited to, statements regarding growth in sales of our products, profit margins and the sufficiency of our cash flow for future liquidity and capital resource needs. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors are described under the heading "Risk Factors" above. Results actually achieved may differ materially from expected results included in these statements as a result of these or other factors.

Overview of Business

        We are a global developer, manufacturer and distributor of medical devices that provide solutions for musculoskeletal health, vascular health and pain management. Our products address the continuum of patient care from injury prevention to rehabilitation after surgery, injury or from degenerative disease, enabling people to regain or maintain their natural motion.

        Our products are used by orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals. In addition, many of our medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment. Our product lines include rigid and soft orthopedic bracing, hot and cold therapy, bone growth stimulators, vascular therapy systems and compression garments, therapeutic shoes and inserts, electrical stimulators used for pain management and physical therapy products. Our surgical implant business offers a comprehensive suite of reconstructive joint products for the hip, knee and shoulder. The acquisition of Dr. Comfort on April 7, 2011 increased our product offerings in the rapidly growing diabetes care market.

        Our products are marketed under a portfolio of brands including Aircast®, DonJoy®, ProCare®, CMF™, Empi®, Chattanooga, DJO Surgical, Dr. Comfort™ and Compex®.

        Historical financial results include results of ReAble and its subsidiaries before and after its acquisition by Blackstone and include the results of DJO Opco (and its successor DJO, LLC) from the date of the DJO Merger through July 2, 2011.

Operating Segments

        In the second quarter of 2010, we changed how we report financial information to senior management. Prior to the second quarter of 2010, our Bracing and Vascular and Recovery Sciences Segments were reported together as the Domestic Rehabilitation Segment. During the second quarter, as a result of a sales and marketing leadership reorganization, these businesses are now separately evaluated and managed. Segment information for all periods presented has been restated to reflect this change.

        During the first quarter of 2011, we changed the name of our Bracing and Supports Segment to Bracing and Vascular Segment to reflect the addition of our recent acquisitions, which have increased our focus on the vascular market. This segment also includes the U.S. results of operations attributable to Dr. Comfort, ETI and Circle City, from their respective dates of acquisition. This change had no impact on previously reported segment information.

        We currently develop, manufacture and distribute our products through the following four operating segments:

Bracing and Vascular Segment

        Our Bracing and Vascular Segment, which generates its revenues in the United States, offers our rigid knee bracing products, orthopedic soft goods, cold therapy products, vascular systems, compression therapy products and therapeutic shoes and inserts, primarily under our DonJoy, ProCare, Aircast and Dr. Comfort brands. The U.S. results of our recent Circle City and ETI acquisitions are included within this segment. This segment also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients. In addition, included within this segment is our newly acquired Dr. Comfort business, which develops and manufactures therapeutic footwear and related medical and comfort products serving the diabetes care market in podiatry practices, orthotic and prosthetic centers, home medical equipment providers and independent pharmacies.

Recovery Sciences Segment

        Our Recovery Sciences Segment, which generates its revenues in the United States, is divided into four main businesses:

  •
  Empi.  Our Empi business unit offers our home electrotherapy, iontophoresis, and home traction products. We primarily sell these products directly to patients or to physical therapy clinics. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Regeneration.  Our Regeneration business unit sells our bone growth stimulation products. We sell these products either directly to patients or to independent distributors. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Chattanooga.  Our Chattanooga business unit offers products in the clinical rehabilitation market in the category of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, CPM devices and dry heat therapy.

  •
  Athlete Direct.  Our Athlete Direct business unit offers consumers ranging from fitness enthusiasts to competitive athletes our Compex electrostimulation device, which is used in athletic training programs to aid muscle development and to accelerate muscle recovery after training sessions.

International Segment

        Our International Segment, which generates most of its revenues in Europe, sells all of our products and certain third party products through a combination of direct sales representatives and independent distributors.

Surgical Implant Segment

        Our Surgical Implant Segment, which generates its revenues in the United States, develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market.

        Our four operating segments enable us to reach a diverse customer base through multiple distribution channels and give us the opportunity to provide a wide range of medical devices and related products to orthopedic specialists and other healthcare professionals operating in a variety of patient treatment settings. These four segments constitute our reportable segments.

Recent Acquisitions

        On April 7, 2011, we acquired the ownership interests of Dr. Comfort, a provider of therapeutic footwear, which serves the diabetes care market in podiatry practices, orthotic and prosthetic centers, home medical equipment providers and independent pharmacies. The purchase price was $257.5 million. The domestic and international results of Dr. Comfort are included within our Bracing and Vascular and International Segments, respectively.

        On March 10, 2011, we acquired substantially all of the assets of Circle City. Circle City markets orthopedic soft goods and medical compression therapy products to independent pharmacies and home healthcare dealers. The purchase price was $11.7 million. The results of Circle City are included within our Bracing and Vascular Segment.

        On February 4, 2011, we purchased the assets of BetterBraces.com which offers various bracing, cold therapy and electrotherapy products, for total consideration of $3.0 million. The results of BetterBraces.com are included within our Bracing and Vascular Segment.

        On January 4, 2011, we acquired the stock of ETI, a designer and manufacturer of private label medical compression therapy products used to treat and prevent a wide range of venous disorders. The purchase price was $46.4 million. The domestic and international results of ETI are included within our Bracing and Vascular and International Segments, respectively.

Acquisition of certain assets of South African distributor

        On September 20, 2010, we acquired certain assets and contractual rights from an independent South African distributor of DonJoy products for total consideration of $1.9 million.

Acquisition of Chattanooga Group Inc. (Canada)

        On August 4, 2009, we acquired Chattanooga Group Inc., an independent Canadian distributor of certain of our products, for $7.2 million.

Acquisition of Empi Canada Inc.

        On August 4, 2009, we acquired Empi Canada Inc., an independent Canadian distributor of certain of our products, for $7.4 million.

Acquisition of DonJoy Orthopaedics Pty. Ltd.

        On February 3, 2009, we acquired DonJoy Orthopaedics Pty., Ltd., an independent Australian distributor of DonJoy products, for a total cash consideration of $3.4 million.

        See Notes 4 and 24 of the notes to the audited consolidated financial statements included elsewhere in this prospectus for additional information regarding the above acquisitions.

Sale of ETS

        On June 12, 2009 we sold a physical therapy catalog business to Patterson Medical Supply, Inc. for $21.8 million. As such, results of the ETS business for periods prior to the date of sale are presented as discontinued operations. See Note 5 of the notes to the audited consolidated financial statements included elsewhere in this prospectus.

Sale and Discontinuation of Other Product Lines

        During the fourth quarter of 2009 we sold all rights, title and interest to our spinal implant business and related property for $2.9 million. In addition, also during the fourth quarter of 2009, we sold our line of chiropractic tables known as the Ergostyle line, and the TE-CH3 product (together referred to as product line) and other assets used in or otherwise related to the manufacture, sale and marketing of the product line for $0.8 million. We also discontinued certain other non-core product lines in our Bracing and Vascular and Recovery Sciences Segments in 2009.

        The tables below present financial information for our reportable segments for the periods presented. Segment results exclude the impact of amortization of intangible assets, certain general corporate expenses, and charges related to various integration activities, as defined by management.

	Six Months Ended
($ in thousands)	July 2, 2011	July 3, 2010
Bracing and Vascular:
Net sales	$180,235	$153,931
Gross profit	$96,596	$85,344
Gross profit margin	53.6%	55.4%
Operating income	$35,495	$33,240
Operating income as a percent of net segment sales	19.7%	21.6%
Recovery Sciences:
Net sales	$171,379	$171,477
Gross profit	$130,263	$129,020
Gross profit margin	76.0%	75.2%
Operating income	$47,500	$54,479
Operating income as a percent of net segment sales	27.7%	31.8%
International:
Net sales	$142,948	$125,019
Gross profit	$81,904	$75,400
Gross profit margin	57.3%	60.3%
Operating income	$29,067	$31,035
Operating income as a percent of net segment sales	20.3%	24.8%
Surgical Implant:
Net sales	$32,935	$32,176
Gross profit	$23,541	$24,275
Gross profit margin	71.5%	75.4%
Operating income	$1,403	$4,144
Operating income as a percent of net segment sales	4.3%	12.9%

Results of Operations

Six Months Ended July 2, 2011 (First half 2011) compared to Six Months Ended July 3, 2010 (First half 2010)

        We operate our business on a manufacturing calendar, with our fiscal year always ending on December 31. Each quarter is 13 weeks, consisting of two four-week periods and one five-week period. Our first and fourth quarters may have more or fewer shipping days from year to year based on the days of the week on which holidays and December 31 fall. The six months ended July 2, 2011 and July 3, 2010 included 128 shipping days and 129 shipping days, respectively.

        The following table sets forth our statement of operations as a percentage of net sales ($ in thousands):

	Six Months Ended
	July 2, 2011		July 3, 2010
Net sales	$527,497	100.0%	$482,603	100.0%
Cost of sales (exclusive of amortization of intangible assets(1))	204,246	38.7	171,919	35.6

Gross profit	323,251	61.3	310,684	64.4
Operating expenses:
Selling, general and administrative	245,907	46.6	227,388	47.2
Research and development	13,244	2.5	11,031	2.2
Amortization of intangible assets	44,938	8.5	38,725	8.0

	304,089	57.6	277,144	57.4

Operating income	19,162	3.7	33,540	7.0
Other income (expense):
Interest expense	(83,556)	(15.8)	(77,627)	(16.2)
Interest income	163	0.0	140	0.0
Loss on modification of debt	(2,065)	(0.4)	(1,096)	(0.2)
Other income (expense), net	4,453	0.8	(2,521)	(0.5)

	(81,005)	(15.4)	(81,104)	(16.9)

Loss before income taxes	(61,843)	(11.7)	(47,564)	(9.9)
Income tax benefit	21,959	4.1	14,792	3.1

Net income (loss)	(39,884)	(7.6)	(32,772)	(6.8)
Net income attributable to noncontrolling interests	(610)	(0.1)	(643)	(0.1)

Net income (loss) attributable to DJO Finance LLC	$(40,494)	(7.7)%	$(33,415)	(6.9)%

(1)
Cost of sales is exclusive of amortization of intangible assets of $19,143 for the six months ended July 2, 2011, and $17,981 for the six months ended July 3, 2010.

        Net Sales.    Net sales for first half 2011 were $527.5 million as compared to $482.6 million for first half 2010, representing a 9.3% increase. This increase was driven primarily by sales from our 2011 acquisitions of Dr. Comfort, ETI and Circle City and favorable changes in foreign exchange rates. The following table sets forth the mix of our net sales ($ in thousands):

	First Half 2011	% of Net Sales	First Half 2010	% of Net Sales	Increase (Decrease)	% Increase (Decrease)
Bracing and Vascular Segment	$180,235	34.2%	$153,931	31.9%	$26,304	17.1%
Recovery Sciences Segment	171,379	32.5	171,477	35.5	(98)	(0.1)
International Segment	142,948	27.1	125,019	25.9	17,929	14.3
Surgical Implant Segment	32,935	6.2	32,176	6.7	759	2.4

	$527,497	100.0%	$482,603	100.0%	$44,894	9.3%

        Net sales in our Bracing and Vascular Segment were $180.2 million for first half 2011, and $153.9 million for first half 2010. First half 2011 included $30.3 million of sales attributable to our newly acquired Dr. Comfort, ETI and Circle City businesses. In addition, our Bracing and Vascular segment continued to benefit from sales of our VenaFlow Elite dynamic compression therapy pump used to combat Deep Vein Thrombosis, as well as sales of our newer bracing and supports products for knee and upper extremity. Partially offsetting these increases was the negative impact of certain customers choosing to do their own insurance billings, instead of billing through our OfficeCare program resulting in lower average selling prices on the units sold.

        Net sales in our Recovery Sciences Segment were $171.4 million for first half 2011, and $171.5 million for first half 2010. Decreases in sales of our Empi and Chattanooga business units were partially offset by strong sales from our Regeneration business, primarily related to spinal stimulation sales.

        Net sales in our International Segment were $142.9 million for first half 2011, and $125.0 million for first half 2010. The increase was attributable to increased sales across most product lines, $4.6 million of net sales from our newly acquired Dr. Comfort and ETI businesses, and the favorable impact of foreign exchange rates in effect in during first half 2011 as compared to foreign exchange rates in effect during first half 2010, which increased net sales by $7.7 million.

        Net sales in our Surgical Implant Segment were $32.9 million for first half 2011, and $32.2 million for first half 2010. The increase was primarily due to strong sales our Reverse Shoulder products, as well as our newly launched Turon shoulder product, as well as an increase in sales of hip revision products which were launched under our limited distribution agreement with Lima Corporate.

        Gross Profit.    Consolidated gross profit as a percentage of net sales was 61.3%, for first half 2011, compared to 64.4% for first half 2010.

        Gross profit in our Bracing and Vascular Segment as a percentage of net sales was 53.6% for first half 2011, compared to 55.4% for first half 2010. The decrease was primarily due to a lower margin mix of products sold, including sales from our recently acquired businesses. Also impacting gross profit in first half 2011 are $5.0 million of purchase accounting adjustments related to the fair market value step-up of acquired inventory.

        Gross profit in our Recovery Sciences Segment as a percentage of net sales increased to 76.0% for first half 2011, from 75.2% for first half 2010. The increase was primarily driven by a higher margin mix of products sold in this segment.

        Gross profit in our International Segment as a percentage of net sales decreased to 57.3% for first half 2011, from 60.3% for first half 2010. The decrease was primarily driven by lower margin mix of products sold, including sales from our recently acquired businesses.

        Gross profit in our Surgical Implant Segment as a percentage of net sales decreased to 71.5% for first half 2011, compared to 75.4% for first half 2010. The decrease was primarily driven by a lower margin mix of products sold.

        Selling, General and Administrative (SG&A).    SG&A increased to $245.9 million for first half 2011, from $227.4 million for first half 2010. As a percentage of sales, however, SG&A expense decreased to 46.6% for first half 2011 from 47.2% for first half 2010.

        Our SG&A expenses were impacted by significant non-recurring integration charges and other adjustments related to our ongoing restructuring activities and acquisitions. We incurred the following SG&A expenses in connection with such activities during the periods presented (in thousands):

	First Half 2011	First Half 2010
Integration charges:
Employee severance and relocation	$3,029	$2,356
U.S commercial sales and marketing reorganization	1,203	5,337
Chattanooga integration	119	6,570
Acquisition related expenses and integration	7,345	—
CEO transition	1,627	—
Other integration	2,203	2,921
Litigation costs and settlements, net	3,219	2,514
Additional product liability insurance	3,302	11,139
ERP implementation	14,170	7,010

	$36,217	$37,847

        Research and Development (R&D).    R&D expense was $13.2 million, or 2.5% of net sales, and $11.0 million, or 2.2% of sales, for first half 2011 and first half 2010, respectively. R&D expense in first half 2011 included $0.9 million related to the write off of an abandoned product under development in our Surgical Implant segment.

        Amortization of Intangible Assets.    Amortization of intangible assets was $44.9 million and $38.7 million for first half 2011 and first half 2010, respectively. The increase is due to intangible assets acquired through our 2011 acquisitions of Dr. Comfort, ETI, Circle City and BetterBraces.com.

        Interest Expense.    Interest expense was $83.6 million for first half 2011, and $77.6 million for first half 2010. An increase in the total amount of outstanding borrowings was partially offset by lower weighted average interest rates on outstanding borrowings during first half 2011 as compared to first half 2010.

        Loss on Modification of Debt.    During first half 2011 and first half 2010, we recognized $2.1 million and $1.1 million of expenses, respectively, related to amendments to our senior secured credit facilities.

        Other Income (Expense), Net.    Other income (expense) was $4.5 million and $(2.5) million for first half 2011 and first half 2010, respectively. Results for both periods were primarily associated with net realized and unrealized foreign currency transaction gains.

        Income Tax Benefit.    For first half 2011, we recorded an income tax benefit of $22.0 million on a pre-tax loss of $61.8 million, resulting in an effective tax rate of 35.6%. For first half 2010, we recorded income tax benefit of $14.8 million on a pre-tax loss of $47.6 million, resulting in an effective tax rate of 31.1%. The difference in the tax benefit recorded during first half 2011 and first half 2010 is primarily attributable to differences in the projected annualized effective tax rates for each year as determined by the Company. Given the relationship between fixed dollar tax items and pre-tax financial results, the projected annual effective tax rate can change materially based on small variations of income.

Years ended December 31, 2010, 2009 and 2008

        The following table sets forth our statements of operations as a percentage of net sales ($ in thousands):

	Year Ended December 31,
	2010		2009		2008
Net sales	$965,973	100.0%	$946,126	100.0%	$948,469	100.0%
Cost of sales (exclusive of amortization of intangible assets(1))	345,270	35.7	338,719	35.8	350,177	36.9

Gross profit	620,703	64.3	607,407	64.2	598,292	63.1
Operating expenses:
Selling, general and administrative	432,261	44.7	420,758	44.5	439,059	46.3
Research and development	21,892	2.3	23,540	2.5	26,938	2.8
Amortization and impairment of intangible assets	77,523	8.0	84,252	8.9	98,954	10.4
Impairment of assets held for sale	1,147	0.1	—	0.0	—	0.0

	532,823	55.2	528,550	55.9	564,951	59.6

Operating income	87,880	9.1	78,857	8.3	33,341	3.5
Other income (expense):
Interest expense	(155,181)	(16.1)	(157,032)	(16.6)	(173,162)	(18.3)
Interest income	310	0.0	1,033	0.1	1,662	0.2
Loss on modification and extinguishment of debt	(19,798)	(2.0)	—	0.0	—	0.0
Other income (expense), net	859	0.1	6,073	0.6	(9,205)	(1.0)

	(173,810)	(18.0)	(149,926)	(15.9)	(180,705)	(19.1)

Loss from continuing operations before income taxes	(85,930)	(8.9)	(71,069)	(7.5)	(147,364)	(15.5)
Income tax benefit	34,255	3.5	21,678	2.3	49,681	5.2
Income (loss) from discontinued operations, net	—	0.0	(319)	0.0	946	0.1

Net loss	(51,675)	(5.3)	(49,710)	(5.2)	(96,737)	(10.2)
Net income attributable to noncontrolling interests	(857)	(0.1)	(723)	(0.1)	(1,049)	(0.1)

Net loss attributable to DJOFL	$(52,532)	(5.4)%	$(50,433)	(5.3)%	$(97,786)	(10.3)%

(1)
Cost of sales is exclusive of amortization of intangible assets of $36,343, $37,884, and $38,017 for the years ended December 31, 2010, 2009 and 2008, respectively.

  Year Ended December 31, 2010 (2010) Compared to Year Ended December 31, 2009 (2009)

        Net Sales.    Our net sales for 2010 were $966.0 million, compared to net sales of $946.1 million for 2009, representing a 2.1% increase year over year. Sales growth for 2010 was negatively impacted by $4.1 million of unfavorable changes in foreign exchange rates compared to the rates in effect for 2009. On the basis of constant currency rates, net sales increased 2.5% for 2010 compared to 2009. Product lines sold or discontinued in 2009 generated revenue of $9.5 million in 2009. Excluding 2009 revenue from these product lines, net sales increased 3.1% for 2010 compared to 2009.

        For 2010, we generated 25.3% of our net sales from customers outside the United States as compared to 25.5% for 2009. Additionally, sales of new products, which include products that have been on the market less than one year, were $19.7 million for 2010, compared to new product sales of $12.3 million for 2009.

        The following table sets forth the mix of our net sales ($ in thousands):

	2010	% of Net Sales	2009	% of Net Sales	Increase (Decrease)	% Increase (Decrease)
Bracing and Vascular Segment	$311,620	32.3%	$298,759	31.6%	$12,861	4.3%
Recovery Sciences Segment	347,139	35.9	342,026	36.1	5,113	1.5
International Segment	244,493	25.3	241,464	25.5	3,029	1.3
Surgical Implant Segment	62,721	6.5	63,877	6.8	(1,156)	(1.8)

	$965,973	100.0%	$946,126	100.0%	$19,847	2.1%

        Net sales in our Bracing and Vascular Segment were $311.6 million for 2010, reflecting an increase of 4.3% over net sales of $298.8 million for 2009. The increase was driven primarily by increased unit sales across most product lines, and increased revenue under our new soft goods contract with the Novation group purchasing organization. Growth in this segment was negatively impacted due to conversions wherein a greater percentage of clinics handled their own insurance reimbursement billing as opposed to billing for the reimbursement through our OfficeCare program. While we generally retain the unit sales in these conversions, the lower average selling price per unit negatively impacts sales for 2010 as compared to 2009. In addition, the pain pump product line contributed revenue of $0.3 million in 2009 before sales of this product were discontinued.

        Net sales in our Recovery Sciences Segment were $347.1 million for 2010, reflecting an increase of 1.5% over net sales of $342.0 million for 2009. Increases in sales of new products in our Empi business unit, and improved sales of the products in our Chattanooga business unit, were partially offset by the impact of discontinuing certain Chattanooga products which contributed revenue of $3.8 million in 2009.

        Net sales in our International Segment were $244.5 million for 2010, reflecting an increase of $3.0 million, or 1.3% over net sales of $241.5 million for 2009. Strong sales of our Bracing and Vascular products across all major international markets, and continued improvement in sales of our Chattanooga products were partially offset by the impact of the discontinuation of certain Chattanooga products sold in international markets, which contributed revenue of $3.5 million in 2009. On the basis of constant currency rates, net sales in our International Segment increased 3.0% for 2010 compared to 2009.

        Net sales in our Surgical Implant Segment were $62.7 million for 2010, as compared to $63.9 million for 2009, representing a decrease of 1.8%. The decrease was primarily attributable to the loss of a few key customers of our hip and knee products, and the impact of the 2009 sale of a non-core spine product line which contributed revenue of $1.9 million in 2009. These decreases were partially offset by increased sales of our shoulder products, and strong sales of our hip revision system, a new product offered under our partnership with Lima Corporate.

        Gross Profit.    Consolidated gross profit was 64.3% of net sales for 2010, a slight increase compared to gross profit of 64.2% of net sales for 2009. Gross profit margin for 2010 was favorably impacted by cost savings achieved in connection with the Chattanooga integration and various other integration activities, and unfavorably impacted by a lower margin mix of products sold, and unfavorable changes in foreign currency exchange rates compared to the rates in effect in 2009.

        Gross profit in our Bracing and Vascular Segment was 54.8% of net sales for 2010 compared to 56.2% for 2009. The decrease in our gross profit as a percentage of net sales was primarily attributable to a lower margin mix of products sold, including the impact attributable to clinics choosing to do their own insurance reimbursement billing, as opposed to billing for the reimbursement through our OfficeCare program. While we generally retain the unit sales in these conversions, lower average selling price per unit negatively impacts gross margin.

        Gross profit in our Recovery Sciences Segment was 76.4% of net sales for 2010 compared to 75.3% for 2009. The increase as a percentage of net sales was primarily driven by cost savings resulting from the integration of our Chattanooga business operations.

        Gross profit in our International Segment was 58.7% of net sales for 2010 compared to 56.8% for 2009. The increase as a percentage of net sales was primarily driven by the impact of a higher margin mix of products sold, and cost savings associated with the integration of our Chattanooga business operations, partially offset by unfavorable changes in foreign exchange rates compared to the rates in effect for 2009.

        Gross profit in our Surgical Implant Segment was 73.4% for 2010 compared to 78.0% for 2009. The decrease was primarily driven by lower sales volume and the unfavorable impact of certain non-recurring inventory adjustments in 2010.

        Selling, General and Administrative (SG&A).    Our SG&A expenses were $432.3 in 2010, compared to $420.8 million in 2009. SG&A expenses for both years were impacted by non-recurring charges, including significant amounts related to our global ERP implementation, and other adjustments related to ongoing restructuring activities and acquisitions. We incurred the following SG&A expenses in connection with such activities during the periods presented:

	Years Ended December 31
(in thousands)	2010	2009
Integration charges:
Employee severance and relocation	$2,781	$7,938
U.S commercial sales and marketing reorganization	8,195	—
Chattanooga integration	4,106	620
DJO Merger and other integration	3,564	13,386
International integration	191	5,142
Litigation costs and settlements, net	7,561	2,845
Additional product liability insurance premiums	11,138	—
Reversal of reimbursement claims	—	(6,000)
ERP implementation	16,916	18,163

	$54,452	$42,094

        During 2010, we commenced a U.S. commercial sales and marketing reorganization in which we integrated the U.S. marketing and sales operations under new leadership. In connection with this reorganization, we incurred $8.2 million of expenses in 2010. In addition during 2010, we paid insurance premiums of $11.1 million related to a supplemental five-year extended reporting period for product liability claims related to our discontinued pain pump products, for which annual insurance coverage was not renewed.

        Research and Development (R&D).    Our R&D expense decreased to $21.9 million for 2010 from $23.5 million for 2009, primarily reflecting cost savings initiatives from integration related activities. As a percentage of net sales, R&D expense for 2010 decreased to 2.3% compared to 2.5% for 2009.

        Amortization and Impairment of Intangible Assets.    Amortization and impairment of intangible assets decreased to $77.5 million for 2010 from $84.3 million for 2009. Results for 2009 included

$7.0 million related to two indefinite lived intangible assets determined to be impaired of which $3.9 million was related to our Bracing and Vascular Segment, and $3.1 million was related to our Recovery Sciences Segment. There were no impairment charges recognized during 2010.

        Interest Expense.    Our interest expense was $155.2 million for 2010 compared to $157.0 million for 2009. Overall, we benefited from lower weighted average interest rates on outstanding borrowings during 2010, as compared to 2009. This benefit was partially offset by $4.5 million of accelerated amortization of debt discount and issuance costs related to $182.5 million of early prepayments of our term loans in conjunction with certain debt modification and extinguishment activities during 2010.

        Loss on Modification and Extinguishment of Debt.    We recognized a loss of $19.8 million during 2010 related to the modification and extinguishment of debt, which included $13.6 million attributable to the issuance of our $300.0 million aggregate principal amount of 9.75% Senior Subordinated Notes in October 2010, $4.3 million due to the write off of the remaining unamortized debt issuance costs associated with our $200.0 million aggregate principal amount of 11.75% Notes, which we redeemed during the fourth quarter of 2010, and $1.9 million of fees associated with this redemption, and related amendments to our senior secured credit facilities.

        Other Income (Expense), Net.    Other income totaled $0.9 million for 2010 as compared to $6.1 million for 2009. Results for 2009 included a $3.1 million gain related to the sales of certain non-core product lines. The remaining activity for 2009 was primarily attributable to net realized and unrealized foreign currency translation gains. Results for 2010 were primarily attributable to net realized and unrealized foreign currency translation gains.

        Income Tax Benefit.    We recorded an income tax benefit of $34.3 million for 2010 compared to $21.7 million for 2009. Our effective tax rate for 2010 was 39.9% as compared to 30.5% for 2009. Income tax benefit for both years is net of tax expense related to foreign operations, deferred taxes on the assumed repatriation of foreign earnings, and other non-deductible items.

  Year Ended December 31, 2009 (2009) Compared to Year Ended December 31, 2008 (2008)

        Net Sales.    Net sales for 2009 were $946.1 million compared to net sales of $948.5 million for 2008. Net sales for 2009 were negatively impacted by $13.9 million of unfavorable changes in foreign exchange rates compared to the rates in effect for 2008. On the basis of constant currency rates, net sales increased 1.2% for 2009 compared to 2008.

        For 2009, we generated 25.5% of our net sales from customers outside the United States as compared to 26.6% for 2008. Additionally, sales of new products, which include products that have been on the market less than one year, were $12.3 million for 2009 compared to $27.2 million for 2008.

        The following table sets forth the mix of our net sales ($ in thousands):

	2009	% of Net Sales	2008	% of Net Sales	Increase (Decrease)	% Increase (Decrease)
Bracing and Vascular Segment	$298,759	31.6%	$295,967	31.2%	$2,792	0.9%
Recovery Sciences Segment	342,026	36.1	338,592	35.7	3,434	1.0
International Segment	241,464	25.5	252,313	26.6	(10,849)	(4.3)
Surgical Implant Segment	63,877	6.8	61,597	6.5	2,280	3.7

	$946,126	100.0%	$948,469	100.0%	$(2,343)	(0.2)%

        Net sales in our Bracing and Vascular Segment were $298.8 million for 2009, compared to $296.0 million for 2008. Increased sales of cold therapy and vascular systems products were offset in part by decreased sales of soft goods and rigid knee bracing products during 2009.

        Net sales in our Recovery Sciences Segment were $342.0 million for 2009, compared to $338.6 million for 2008. Growth across the majority of our product lines was offset by declines in revenues in our Chattanooga business due to the economic downturn and constraints in the credit markets which compelled customers to reduce purchases of capital equipment items supplied by our Chattanooga business unit, and a slowdown in certain customer purchasing due to the overall global economic decline.

        Net sales in our International Segment were $241.5 million for 2009, compared to $252.3 million for 2008, representing a decrease of 4.3%. The decrease was driven primarily by $13.9 million of unfavorable changes in foreign exchange rates compared to rates in effect for 2008 and reduced sales of consumer products and clinical physical therapy equipment, partially offset by revenues from independent distributors acquired in 2009 in Australia and Canada. On the basis of constant currency rates, net sales in our International Segment increased 1.2% for 2009 compared to 2008.

        Net sales in our Surgical Implant Segment were $63.9 million for 2009, compared to $61.6 million for 2008, representing an increase of 3.7%, which was driven primarily by increased sales of our shoulder products.

        Gross Profit.    Consolidated gross profit increased to 64.2% of net sales for 2009, compared to 63.1% for 2008. The increase in our gross profit margin as a percentage of net sales is primarily attributable to cost improvement initiatives implemented in 2008 and 2009 and the benefits of a higher margin mix of products sold, partially offset by unfavorable changes in foreign exchange rates compared to the rates in effect in 2008. Gross profit for 2008 was negatively impacted by $4.7 million attributable to amortization of fair value adjustments related to inventory acquired in the DJO Merger. There were no such adjustments for 2009.

        Gross profit in our Bracing and Vascular Segment was 56.2% of net sales for 2009, compared to 52.4% for 2008. The increase was primarily attributable to cost improvement initiatives implemented in 2008 and 2009, and the benefits of a higher margin mix of products sold. Gross profit for 2008 was negatively impacted by $4.7 million attributable to amortization of fair value adjustments related to inventory acquired in the DJO Merger. There were no such adjustments for 2009.

        Gross profit in our Recovery Sciences Segment was 75.3% of net sales for 2009, compared to 73.5% for 2008. The increase was primarily attributable to cost saving initiatives implemented in 2008 and 2009 and the benefit of a higher margin mix of products sold.

        Gross profit in our International Segment was 56.8% of net sales for 2009, compared to 60.2% for 2009. The decrease was primarily driven by unfavorable changes in foreign exchange rates compared to the rates in effect in 2008, and the impact of a lower margin mix of products sold.

        Gross profit in our Surgical Implant Segment was 78.0% of net sales for 2009, compared to 81.9% for 2008. The decrease was primarily driven by a lower margin mix of products sold and higher inventory obsolescence costs.

        Selling, General and Administrative (SG&A).    Our SG&A expenses decreased to $420.8 million for 2009 from $439.1 million for 2008. SG&A expenses for both years were impacted by non-recurring charges, including significant amounts related to our global ERP implementation, and other adjustments related to ongoing restructuring activities and acquisitions. We incurred the following SG&A expenses in connection with such activities during the periods presented:

	Years Ended December 31,
(in thousands)	2009	2008
Integration charges:
Employee severance and relocation	$7,938	$9,095
Chattanooga integration	620	—
DJO Merger and other integration	13,386	16,097
International integration	5,142	639
Litigation costs and settlements, net	2,845	(1,214)
Reversal of reimbursement claims	(6,000)	—
ERP implementation	18,163	5,247

	$42,094	$29,864

        SG&A expenses for 2009 were favorably impacted by various cost savings initiatives implemented in 2009 and 2008 including headcount reductions and facilities consolidations, which resulted in a decrease in overall wage expenses and reduced commissions expense.

        Research and Development (R&D).    Our R&D expense decreased to $23.5 million for 2009, compared to $26.9 million for 2008. The decrease is primarily related to cost savings initiatives, and lower wages from reduced headcount. As a percentage of net sales, R&D expense decreased to 2.5% for 2009 compared to 2.8% for 2008.

        Amortization and Impairment of Intangible Assets.    Amortization and impairment of intangible assets was $84.3 million and $99.0 million for 2009 and 2008, respectively. Results for 2009 included $7.0 million related to two indefinite lived intangible assets determined to be impaired of which $3.9 million was related to our Bracing and Vascular Segment, and $3.1 million was related to our Recovery Sciences Segment. Results for 2008 included $10.1 million related to an indefinite lived intangible asset with our Recovery Sciences Segment, and $12.3 million resulting from the abandonment of a trade name related to our Surgical Implant business.

        Interest Expense.    Interest expense decreased to $157.0 million for 2009 compared to $173.2 million for 2008. The decrease is primarily related to a decrease in weighted average borrowings outstanding during 2009 as compared to 2008 as well as lower weighted average interest rates on our term loan and revolving credit facility borrowings.

        Other Income (Expense), Net.    Other income was $6.1 million for 2009 compared to other expense of $9.2 million for 2008. Results for 2009 included a $3.1 million gain related to the sales of certain non-core product lines, as well as net realized and unrealized foreign currency translation gains. Results for 2008 primarily reflect net realized and unrealized foreign currency transaction losses.

        Income Tax Benefit.    We recorded an income tax benefit of $21.7 million for 2009 compared to $49.7 million for 2008. Our effective tax rate for 2009 and 2008 was 30.5% and 33.7%, respectively. Income tax benefit for both years is net of tax expense related to foreign operations, deferred taxes on the assumed repatriation of foreign earnings, and other non-deductible items.

Recent Accounting Pronouncements

        During the year ended December 31, 2010, there we no accounting pronouncements adopted which had a material impact on our financial position, results of operations, or cash flows.

Liquidity and Capital Resources

Six Months Ended July 2, 2011 (First half 2011) compared to Six Months Ended July 3, 2010 (First half 2010)

        As of July 2, 2011, our primary source of liquidity consisted of cash and cash equivalents totaling $41.0 million and our $100.0 million revolving credit facility, of which $54.0 million was available as of July 2, 2011. Working capital at July 2, 2011 was $234.9 million. We believe that our existing cash, plus the amounts we expect to generate from operations and amounts available through our revolving credit facility, will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, capital expenditures and debt repayment and interest obligations. While we currently believe that we will be able to meet all of our financial covenants imposed by our senior secured credit facilities, we may not in fact be able to do so or be able to obtain waivers of default or amendments to the senior secured credit facilities in the future. We and our subsidiaries, affiliates or significant shareholders (including Blackstone and its affiliates) may from time to time, in our or their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt securities), in privately negotiated or open market transactions, by tender offer or otherwise.

        A summary of our cash flow activity is presented below (in thousands):

	First Half 2011	First Half 2010
Cash provided by operating activities	$7,619	$10,153
Cash used in investing activities	(338,146)	(15,803)
Cash provided by (used in) financing activities	331,437	(6,594)
Effect of exchange rate changes on cash and cash equivalents	1,929	1,717

Net increase (decrease) in cash and cash equivalents	$2,839	$(10,527)

  Cash Flows

        Operating activities provided cash of $7.6 million in first half 2011, and $10.2 million in first half 2010 and for both periods presented, primarily reflected our net loss adjusted for non-cash expenses. Cash paid for interest was $69.4 million and $71.0 million in first half 2011 and first half 2010, respectively.

        Investing activities used $338.1 million and $15.8 million of cash in first half 2011 and first half 2010, respectively. Cash used in investing activities for first half 2011 primarily consisted of $317.7 million of net cash paid for acquisitions, including $257.4 million, $45.6 million, $11.7 million and $3.0 million for the acquisitions of Dr. Comfort, ETI, Circle City and BetterBraces.com, respectively. In addition, investing activities used $20.7 million of cash in first half 2011 for purchases of property and equipment, including $3.0 million paid for our ERP system. Cash used in investing activities for first half 2010 included $14.5 million for purchases of property and equipment, including $9.3 million related to our ERP system, and a $0.8 million payment related to an earn-out provision associated with our 2009 acquisition of an Australian distributor.

        Financing activities provided $331.4 million of cash for first half 2011 and used $6.6 million of cash for first half 2010. Cash provided by financing activities in first half 2011 was primarily related to net proceeds from our issuance of $300.0 million aggregate principal of outstanding senior notes and net borrowings of $46.0 million from our revolving credit facility which, together with cash on hand, were primarily used to fund the acquisitions of Dr. Comfort, ETI and Circle City. Cash used in financing activities for first half 2010 consisted primarily of long-term debt payments of $121.8 million and the payment of $3.3 million in debt issuance costs incurred in connection with the issuance of our

$100.0 million aggregate principal of 10.875% senior notes, which was partially offset by proceeds of $118.1 million primarily from the 10.875% senior notes.

        For the remainder of 2011, we expect to spend cash of approximately $102.2 million for the following:

  •
  $22.9 million for scheduled principal and estimated interest payments on our senior secured credit facility;

  •
  $36.7 million for scheduled interest payments on our 10.875% senior notes;

  •
  $12.1 million for scheduled interest payments on our outstanding senior notes;

  •
  $14.6 million for scheduled interest payments on our outstanding senior subordinated notes; and

  •
  $15.9 million for capital expenditures, including $3.5 million for our ERP system.

Years Ended December 31, 2010, 2009 and 2008

        As of December 31, 2010, our primary source of liquidity consisted of cash and cash equivalents totaling $38.1 million and $100.0 million of available borrowings under our revolving credit facility, as described below. Working capital at December 31, 2010 was $203.2 million. We believe that our existing cash, plus the amounts we expect to generate from operations and amounts available through our revolving credit facility, will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, capital expenditures, and debt and interest repayment obligations. While we currently believe that we will be able to meet all of the financial covenants imposed by our senior secured credit facilities, there is no assurance that we will in fact be able to do so or that, if we do not, we will be able to obtain from our lenders waivers of default or amendments to the senior secured credit facilities in the future. We and our subsidiaries, affiliates, or significant shareholders (including Blackstone and its affiliates) may from time to time, in our or their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt securities), in privately negotiated or open market transactions, by tender offer or otherwise.

        A summary of our cash flow activity is presented below (in thousands):

	2010	2009	2008
Cash provided by (used in) operating activities	$25,594	$67,794	$(12,061)
Cash used in investing activities	(30,195)	(16,000)	(29,596)
Cash provided by (used in) financing activities	413	(35,261)	8,865
Effect of exchange rate changes on cash and cash equivalents	(2,291)	(2,405)	(196)

Net increase (decrease) in cash and cash equivalents	$(6,479)	$14,128	$(32,988)

  Cash Flows

        Operating activities provided $25.6 million and $67.8 million of cash for 2010 and 2009, respectively, and used $12.1 million of cash in 2008. Cash provided by (used in) operating activities for all years presented primarily represented our net loss, adjusted for non-cash expenses, and an increase in working capital. The primary non-cash expenses added back to net income include depreciation related to property and equipment, and amortization and impairment of intangible assets. During 2010, we incurred expenses of $19.8 million in connection with the modification and extinguishment of debt associated with amendments to our senior secured credit facilities, and the premiums and fees associated with the redemption of our 11.75% Notes, of which $15.5 million was paid in cash. For 2010, 2009 and 2008, cash paid for interest was $139.1 million, $144.2 million and $158.8 million, respectively.

        Investing activities used $30.2 million, $16.0 million, and $29.6 million of cash for 2010, 2009 and 2008, respectively. Cash used in investing activities for 2010 primarily consisted of $27.2 million of purchases of property and equipment, including $13.8 million for our new ERP system, $1.2 million related to the acquisition of assets from an independent South African distributor, and the payment of $0.8 million related to an earn-out provision associated with the 2009 acquisition of an independent Australian distributor. Cash used in investing activities for 2009 primarily consisted of $28.9 million of purchases of property and equipment, including $7.8 million for our new ERP system, and the acquisition of businesses for a total of $13.1 million, partially offset by $25.7 million of proceeds from sales of assets, including $21.8 million attributable to our sale of ETS. Cash used in investing activities for 2008 primarily consisted of $25.9 million of purchases of property and equipment, including $5.3 million for our new ERP system and the acquisition of businesses, including $5.1 million of payments related to acquisitions consummated in the year ended December 31, 2007.

        Financing activities provided $0.4 million of cash for 2010, used $35.3 million of cash for 2009, and provided $8.9 million of cash for 2008. During 2010, cash provided by financing activities primarily consisted of cash received from issuances of $100.0 million aggregate principal of 10.875% Notes, and $300.0 million aggregate principal of 9.75% Notes, offset by cash paid for the redemption of our $200.0 million aggregate principal of 11.75% Notes, prepayments of $182.5 million of term loans under the senior secured credit facilities, and payment of $10.3 million of capitalized debt issuance costs in connection with the issuance and registered exchange offer of our $100.0 million 10.875% Notes and the issuance of our $300.0 million of 9.75% Notes. In addition, during 2010 we received an investment of $1.5 million from DJO, our indirect parent, related to proceeds from the issuance of DJO common stock to certain accredited investors. Cash used in financing activities for 2009 primarily represented net payments on long-term debt and revolving lines of credit. Cash provided by financing activities for 2008 represented net proceeds from long-term debt and revolving lines of credit.

Indebtedness

        As of July 2, 2011, our total indebtedness was $2,168.5 million, exclusive of net unamortized original issue discount of $1.4 million.

Senior Secured Credit Facilities

        Overview.    The senior secured credit facilities originally provided senior secured financing of $1,165.0 million, consisting of a $1,065.0 million term loan facility and a $100.0 million revolving credit facility. We issued the term loan facility at a 1.2% discount, resulting in net proceeds of $1,052.4 million. As of July 2, 2011, the balance outstanding under the term loan facility was $847.4 million, exclusive of $5.2 million of unamortized original issue discount, and there were $46.0 million of borrowings outstanding under the revolving credit facility.

        Interest Rate and Fees.    Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate as defined, and (2) the federal funds rate plus 0.50% or (b) the Eurodollar rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to each borrowing adjusted for required reserves. The initial applicable margins for borrowings under the term loan facility and the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to Eurodollar borrowings. The applicable margin for borrowings under the term loan facility and the revolving credit facility may be reduced subject to us attaining certain leverage ratios.

        We use interest rate swap agreements in an effort to hedge our exposure to fluctuating interest rates related to a portion of our senior secured credit facilities (see Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus). As of July 2, 2011, our weighted average interest rate for all borrowings under the senior secured credit facilities was 3.99%.

        In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments there under. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to us attaining certain leverage ratios. We must also pay customary letter of credit fees.

        Amortization.    We are required to pay annual amortization (payable in equal quarterly installments) on the loans under the term loan facility in an amount equal to 1.00% of the funded total principal amount through February 2014 with the remaining amount payable in May 2014. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, which is six years from the date of the closing of the senior secured credit facilities.

        Certain Covenants and Events of Default.    The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  create liens on assets;

  •
  change fiscal years;

  •
  enter into sale and leaseback transactions;

  •
  engage in mergers or consolidations;

  •
  sell assets;

  •
  pay dividends and make other restricted payments;

  •
  make investments, loans or advances;

  •
  repay subordinated indebtedness;

  •
  make certain acquisitions;

  •
  engage in certain transactions with affiliates;

  •
  restrict the ability of restricted subsidiaries that are not Guarantors to pay dividends or make distributions;

  •
  amend material agreements governing our subordinated indebtedness; and

  •
  change our lines of business.

        Pursuant to the terms of the credit agreement relating to the senior secured credit facilities, we are required to maintain a maximum senior secured leverage ratio of consolidated senior secured debt to Adjusted EBITDA of 3.50:1 stepping down to 3.25:1 at the end of 2011. Adjusted EBITDA is defined as net income (loss) attributable to DJOFL, plus (income) loss from discontinued operations, interest expense, net, income tax benefit and depreciation and amortization, further adjusted for certain non-cash items, non-recurring items and other adjustment items, as permitted in calculating covenant compliance under our senior secured credit facilities and the Indentures. Adjusted EBITDA is a material component of these covenants. As of July 2, 2011, our actual senior secured leverage ratio was within the required ratio at 2.87:1.

        Adjusted EBITDA should not be considered as an alternative to net (loss) income or other performance measures presented in accordance with GAAP, or as an alternative to cash flow from operations as a measure of our liquidity. Adjusted EBITDA does not represent net (loss) income or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, the definition of Adjusted EBITDA in the Indentures and our senior secured credit facilities allows us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net income (loss). However, these are expenses that may recur, vary greatly and are difficult to predict. While Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

10.875% Notes and each series of the notes

        The Indentures governing the $675.0 million principal amount of 10.875% Notes, $300.0 million principal amount of senior notes and $300.0 million principal amount of senior subordinated notes limit our (and most or all of our subsidiaries') ability to:

  •
  incur additional debt or issue certain preferred shares;

  •
  pay dividends on or make other distributions in respect of our capital stock or make other restricted payments;

  •
  make certain investments;

  •
  sell certain assets;

  •
  create liens on certain assets to secure debt;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into certain transactions with our affiliates; and

  •
  designate our subsidiaries as unrestricted subsidiaries.

        Under the Indentures, our ability to incur additional debt, subject to specified exceptions, is tied to either improving the ratio of our Adjusted EBITDA to fixed charges or having this ratio be at least 2.00:1 on a pro forma basis after giving effect to such incurrence. Additionally, our ability to make certain restricted payments is also tied to having an Adjusted EBITDA to fixed charges ratio of at least 2.00:1 on a pro forma basis, as defined, subject to specified exceptions. Our pro forma ratio of Adjusted EBITDA to fixed charges for the twelve months ended July 2, 2011, measured on that date, was 1.74:1. Notwithstanding these limitations, the aggregate amount of term loan increases and revolving commitment increases shall not exceed the greater of (i) $150.0 million and (ii) the additional aggregate amount of secured indebtedness which would be permitted to be incurred as of any date of determination (assuming for this purpose that the full amount of any revolving credit increase had been utilized as of such date) such that, after giving pro forma effect to such incurrence (and any other transactions consummated on such date), the senior secured leverage ratio for the immediately preceding test period would not be greater than 3.50:1. Fixed charges is defined in the Indentures as consolidated interest expense plus all cash dividends or other distributions paid on any series of preferred stock of any restricted subsidiary and all dividends or other distributions accrued on any series of disqualified stock.

Covenant Compliance

        The following is a summary of our covenant requirement ratios as of July 2, 2011:

	Covenant Requirements	Actual Ratios
Senior Secured Credit Facilities
Maximum ratio of consolidated net senior secured debt to Adjusted EBITDA	3.50:1	2.87:1
10.875% Notes and each series of the notes
Minimum ratio of Adjusted EBITDA to fixed charges required to incur additional debt pursuant to ratio provision, pro forma	2.00:1	1.74:1

        As described above, our senior secured credit facilities and the Indentures represent significant components of our capital structure. Under our senior secured credit facilities, we are required to maintain specified senior secured leverage ratios, which become more restrictive over time, and which are determined based on our Adjusted EBITDA. If we fail to comply with the senior secured leverage ratio under our senior secured credit facilities, we would be in default under the credit facility. Upon the occurrence of an event of default under the senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets as collateral under the senior secured credit facilities. Any acceleration under the senior secured credit facilities would also result in a default under the Indentures, which could lead to the noteholders electing to declare the principal, premium, if any, and interest on the then outstanding 10.875% Notes and each series of the notes immediately due and payable. In addition, under the Indentures, our ability to engage in activities such as incurring additional indebtedness, making investments, refinancing subordinated indebtedness, paying dividends and entering into certain merger transactions is governed, in part, by our ability to satisfy tests based on Adjusted EBITDA.

        Our ability to meet the covenants specified above will depend on future events, many of which are beyond our control, and we cannot assure you that we will meet those covenants. A breach of any of these covenants in the future could result in a default under our senior secured credit facilities and the Indentures, at which time the lenders could elect to declare all amounts outstanding under our senior secured credit facilities to be immediately due and payable. Any such acceleration would also result in a default under the Indentures.

        The following table provides a reconciliation from our net loss to Adjusted EBITDA for the three and twelve months ended July 2, 2011 (in thousands). The terms and related calculations are defined in the credit agreement relating to our senior secured credit facilities and the Indentures.

	Three Months Ended July 2, 2011	Twelve Months Ended July 2, 2011
Net loss attributable to DJO Finance LLC	$(19,255)	$(59,611)
Interest expense, net	42,376	160,778
Income tax benefit	(14,492)	(41,422)
Depreciation and amortization	31,484	110,360
Non-cash charges(a)	5,367	8,288
Non-recurring and integration charges(b)	23,683	62,505
Other adjustment items, before adjustments applicable for the twelve month period only(c)	699	21,282

Adjusted EBITDA before other adjustment items applicable to the twelve month period only	69,862	262,180
Other adjustment items applicable to the twelve month period only(d)
Pre-acquisition Adjusted EBITDA	—	24,333
Future cost savings	—	8,662

Adjusted EBITDA	$69,862	$295,175

(a)
Non-cash charges are comprised of the following (in thousands):

	Three Months Ended July 2, 2011	Twelve Months Ended July 2, 2011
Stock based compensation expense	$425	$2,354
Impairment of Chattanooga assets held for sale	350	350
Purchase accounting adjustments	4,401	4,958
Loss on disposal of assets, net	191	626

Total non-cash charges	$5,367	$8,288

(b)
Non-recurring and integration charges are comprised of the following (in thousands):

	Three Months Ended July 2, 2011	Twelve Months Ended July 2, 2011
Integration charges:
U.S. commercial sales and marketing reorganization	$298	$4,674
Chattanooga integration	55	1,512
CEO transition	2,160	3,487
Acquisition related expenses and integration(1)	6,260	7,462
Other integration	2,044	6,109
Litigation costs and settlements, net	1,605	8,265
Additional products liability insurance(2)	3,107	3,302
ERP implementation	8,154	27,694

Total non-recurring and integration charges	$23,683	$62,505

(1)
Consists of direct acquisition costs and integration expenses related to the Dr. Comfort, ETI and Circle City acquisitions.

(2)
Primarily consists of insurance premiums related to a supplemental extended reporting period for product liability claims related to our discontinued pain pump products and certain cold therapy products, for which annual insurance coverage was not renewed.
(c)
Other adjustment items are comprised of the following (in thousands):

	Three Months Ended July 2, 2011	Twelve Months Ended July 2, 2011
Blackstone monitoring fees	$1,750	$7,000
Noncontrolling interests	295	824
Loss on modification and extinguishment of debt(1)	—	20,767
Other(2)	(1,346)	(7,309)

Total other adjustment items	$699	$21,282

(1)
Loss on modification of debt for the twelve months ended July 2, 2011 is comprised of $2.1 million of fees and expenses associated with the February 2011 amendment of our senior secured credit facilities, which increased the total net leverage ratio limitation in the permitted acquisitions covenant from 6.0x to 7.0x, and deemed the ETI acquisition to have been made as a permitted acquisition, $13.0 million of premiums, $4.3 million for non-cash write-off of unamortized debt issuance costs and $1.4 million of fees and expenses associated with the redemption of our $200.0 million of 11.75% senior subordinated notes in October 2010.

(2)
Other adjustments consist primarily of net realized and unrealized foreign currency transaction gains and losses.
(d)
Other adjustment items applicable for the twelve month period only include pre-acquisition Adjusted EBITDA and future cost savings related to the acquisitions of Dr. Comfort, ETI and Circle City.

        The following table provides a reconciliation from our net loss to Adjusted EBITDA for the years ended December 31, 2010, 2009 and 2008. The terms and related calculations are defined in the credit agreement relating to our senior secured credit facilities and the Indentures.

	(unaudited)
	Year Ended December 31,
(in thousands)	2010	2009	2008
Net loss attributable to DJOFL	$(52,532)	$(50,433)	$(97,786)
Loss (income) from discontinued operations, net	—	319	(946)
Interest expense, net	154,871	155,999	171,500
Income tax benefit	(34,255)	(21,678)	(49,681)
Depreciation and amortization	103,519	112,148	122,451
Non-cash charges(a)	3,460	4,208	6,081
Non-recurring and integration charges(b)	60,175	53,970	43,020
Other adjustment items, before permitted pro forma adjustments(c)	27,112	(4,091)	18,101

	262,350	250,442	212,740
Permitted pro forma adjustments(d)
Pre-acquisition Adjusted EBITDA	332	1,709	—
Pre-disposition Adjusted EBITDA	—	(348)	—
Future cost savings	—	3,600	45,200

Adjusted EBITDA	$262,682	$255,403	$257,940

(a)
Non-cash items are comprised of the following:

	Year Ended December 31,
(in thousands)	2010	2009	2008
Impairment of assets held for sale(1)	$1,147	$—	$—
Stock compensation expense	1,888	3,382	1,381
Purchase accounting adjustments(2)	—	—	4,700
Losses on disposal of assets, net	425	826	—

Total non-cash items	$3,460	$4,208	$6,081

(1)
As a result of the integration of the operations of our Chattanooga division, we exited facilities in Hixson, Tennessee and listed the buildings for sale during 2010. Based on the current estimated fair market value of the buildings, we recorded a $1.1 million non-cash charge, which has been reflected as impairment of assets held for sale in our consolidated statement of operations.

(2)
Purchase accounting adjustments for the year ended December 31, 2008 related to the write-up to fair market value of inventory acquired in the DJO Merger.

(b)
Non-recurring and integration charges are comprised of the following:

	Year Ended December 31,
(in thousands)	2010	2009	2008
Integration charges:
Employee severance and relocation	$2,997	$8,718	$11,237
U.S. commercial sales and marketing reorganization	8,195	—	—
Chattanooga integration	7,956	3,010	—
DJO Merger and other integration	5,221	14,397	24,393
International integration	191	6,837	3,357
Litigation costs and settlements, net	7,561	2,845	(1,214)
Additional products liability insurance(1)	11,138	—	—
ERP implementation	16,916	18,163	5,247

Total non-recurring items	$60,175	$53,970	$43,020

(1)
Primarily consists of insurance premiums related to a supplemental extended reporting period for product liability claims related to our discontinued pain pump products, for which annual insurance coverage was not renewed.
(c)
Other adjustment items before permitted pro forma adjustments are comprised of the following:

	For the Year Ended December 31,
(in thousands)	2010	2009	2008
Blackstone monitoring fee	$7,000	$7,000	$7,000
Noncontrolling interests	857	723	1,049
Loss on modification and extinguishment of debt(1)	19,798	—	—
Gain on sale of certain product lines	—	(3,107)	—
Gain on resolution of previously asserted reimbursement claims	—	(6,000)	—
Other(2)	(543)	(2,707)	10,052

Total other adjustment items before permitted pro forma adjustments	$27,112	$(4,091)	$18,101

(1)
Loss on extinguishment of debt for the year ended December 31, 2010 included $13.0 million of premiums, $4.3 million for a non-cash write-off of unamortized debt issuance costs, $1.4 million of fees and expenses associated with the redemption of our $200 million of 11.75% senior subordinated notes in October 2010, and $1.1 million of fees and expenses related to the prepayment of $101.5 million of our term loan in January 2010.

(2)
Other adjustments consist primarily of net realized and unrealized foreign currency transaction gains and losses. For the year ended December 31, 2008, other adjustments also included the write off of an investment of $1.5 million.
(d)
Permitted pro forma adjustments include:

•
Pre-acquisition Adjusted EBITDA for the year ended December 31, 2010 related to the acquisition of certain assets of an independent South African distributor in September 2010. Pre-acquisition Adjusted EBITDA for the year ended December 31, 2009 related to an Australian subsidiary acquired in February 2009 and two Canadian subsidiaries acquired in August 2009.

  •
  Pre-disposition Adjusted EBITDA for the year ended December 31, 2009 related to the sale of certain non-core product lines.

  •
  Future cost savings for the year ended December 31, 2009 included $2.4 million in connection with the DJO Merger and $1.2 million in connection with the two Canadian subsidiaries acquired in August 2009. Future cost savings for the year ended December 31, 2008 projected cost savings of $45.2 million related to headcount reductions, facilities consolidation and production efficiencies in connection with the DJO Merger.

Contractual Commitments

        As of December 31, 2010, our consolidated contractual commitments are as follows (in thousands):

	Payment due:
	Total	2011	2012 - 2013	2014 - 2015	Thereafter
Long-term debt obligations	$1,825,031	$8,782	$17,564	$1,498,685	$300,000
Interest payments(1)	633,483	139,151	280,110	155,722	58,500
Capital lease obligations	81	39	42	—	—
Operating lease obligations	50,160	9,473	14,184	11,394	15,109
Purchase obligations	87,178	27,666	17,498	14,014	28,000

	$2,595,933	$185,111	$329,398	$1,679,815	$401,609

(1)
$975.0 million principal amount of long-term debt is subject to fixed interest rates and $851.8 million of principal amount of long-term debt is subject to a floating interest rate. Interest payments for the floating rate debt were determined using an average assumed effective interest rate of 4.38%, which is equal to the average assumed effective interest rate for the term loans under the senior secured credit facilities, including the forecasted effect of outstanding interest rate swap agreements.

        As of December 31, 2010, we had entered into purchase commitments for inventory, capital acquisitions and other services totaling $87.2 million in the ordinary course of business. In addition, under the amended transaction and monitoring fee agreement entered into in connection with the DJO Merger, the purchase obligations shown above include DJO's obligation to pay a $7.0 million annual monitoring fee to Blackstone Management Partners V L.L.C. through 2019.

        The amounts presented in the table above may not necessarily reflect our actual future cash funding requirement because the actual timing of future payments made may vary from the stated contractual obligation.

Critical Accounting Policies and Estimates

        Our management's discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to reserves for contractual allowances, doubtful accounts, rebates, product returns and rental credits, goodwill and intangible assets, deferred tax assets and liabilities and inventory. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent that actual events differ from our estimates and assumptions, there could be a material adverse effect on our consolidated financial statements.

        We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements and this discussion and analysis of our financial condition and results of operations.

Reserves for Contractual Allowances, Doubtful Accounts, Rebates, Product Returns and Rental Credits

        We have established reserves to account for contractual allowances, doubtful accounts, rebates, product returns and rental credits. Significant management judgment must be used and estimates must be made in connection with establishing these reserves.

        We maintain provisions for estimated contractual allowances for reimbursement amounts from our third party payor customers based on negotiated contracts and historical experience for non-contracted payors. We report these allowances as reductions in our gross revenue. We estimate the amount of the reduction based on historical experience and invoices generated in the period, and we consider the impact of new contract terms or modifications of existing arrangements with our customers. We have contracts with certain third party payors for our third party reimbursement billings, which call for specified reductions in reimbursement of billed amounts based upon contractual reimbursement rates. For the years ended December 31, 2010, 2009 and 2008, we reserved for and reduced gross revenues from third party payors by estimated allowances of 32%, 31%, and 32% respectively, related to these contractual reductions.

        Our reserve for doubtful accounts is based upon estimated losses from customers who are billed directly and the portion of third party reimbursement billings that ultimately become the financial responsibility of the end user patients. Direct-billed customers represented approximately 67% of our net revenues, for each of the years ended December 31, 2010, and 2009, 72% of our net revenues for the year ended December 31, 2008, and approximately 66% and 64%, respectively, of our net accounts receivable at December 31, 2010 and 2009. We experienced write-offs related to direct-billed customers of less than 1% of related net revenues for the years ended December 31, 2010, 2009 and 2008. Our third party reimbursement customers including insurance companies, managed care companies and certain governmental payors, such as Medicare, include all of our OfficeCare customers, most of our Empi customers, and certain other customers of our Recovery Sciences and Bracing and Vascular Segments. Our third party payor customers represented approximately 33% of our net revenues for each of the years ended December 31, 2010, and 2009, 28% of our net revenues for the year ended December 31, 2008, and approximately 34% and 36%, respectively, of our net accounts receivable at December 31, 2010 and 2009. For the years ended December 31, 2010, 2009 and 2008, we estimate bad debt expense to be approximately 6%, 7%, and 6%, respectively, of gross revenues from these third party reimbursement customers. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments or if third party payors were to deny claims for late filings, incomplete information or other reasons, additional provisions may be required. Additions to this reserve are reflected as selling, general and administrative expense in our consolidated statements of operations.

        Our reserve for rebates accounts for incentives that we offer to certain of our distributors. These rebates are substantially attributable to sales volume, sales growth or to reimburse the distributor for certain discounts. We record estimated reductions to revenue for customer rebate programs based upon historical experience and estimated revenue levels.

        Our reserve for product returns accounts for estimated customer returns of our products after purchase. These returns are mainly attributable to a third party payor's refusal to provide reimbursement for the product or the inability of the product to adequately address the patient's condition. We provide for this reserve by reducing gross revenue based on our historical rate of returns.

        Our reserve for rental credit recognizes a timing difference between billing for a sale and processing a rental credit associated with some of our rehabilitation devices. Many insurance providers require patients to rent our rehabilitation devices for a period of one to three months prior to purchase. If the patient has a long-term need for the device, these insurance companies may authorize purchase of the device after such time period. When the device is purchased, most providers require that rental payments previously made on the device be credited toward the purchase price. These credits are processed at the time the payment is received for the purchase of the device, which creates a time lag between billing for a sale and processing the rental credit. Our rental credit reserve estimates unprocessed rental credits based on the number of devices converted to purchase. The reserve is calculated by first assessing the number of our products being rented during the relevant period and our historical conversion rate of rentals to sales, and then reducing our revenue by the applicable amount. We provide for these reserves by reducing our gross revenue. The cost to refurbish rented products is expensed as incurred to cost of sales in our consolidated statements of operations.

Inventory Reserves

        We provide reserves for estimated excess and obsolete inventories equal to the difference between the costs of inventories on hand plus future purchase commitments and the estimated market value based upon assumptions about future demand. If future demand is less favorable than currently projected by management, additional inventory write-downs may be required. We also provide reserves for newer product inventories, as appropriate, based on any minimum purchase commitments and our level of sales of the new products.

        We consign a portion of our inventory to allow our products to be immediately dispensed to patients. This requires a large amount of inventory to be on hand for the products we sell through consignment arrangements. It also increases the sensitivity of these products to obsolescence reserve estimates. As this inventory is not in our possession, we maintain additional reserves for estimated shrinkage of these inventories based on the results of periodic inventory counts and historical trends.

Goodwill and Intangible Assets

        We evaluate goodwill for impairment at least annually on the first day of the fourth quarter, or whenever other facts and circumstances indicate that the carrying amounts of goodwill and indefinite-lived intangible assets may not be recoverable. The goodwill impairment test is a two-step process. The first step of the test compares the fair values of our reporting units to their respective carrying amounts. A reporting unit is an operating segment or one level below an operating segment. In most cases, our operating segments are deemed to be a reporting unit either because the operating segment is comprised of only a single component, or the components below the operating segment are aggregated as they have similar economic characteristics. If the fair value of the reporting unit is less than the carrying value, the second step of the test compares the implied fair value of goodwill to the carrying amount. If the carrying value of a reporting unit were to exceed its fair value, any excess of the carrying amount over the fair value would be charged to operations as an impairment loss.

        We estimated the fair values of our reporting units using the income approach valuation methodology which includes the discounted cash flow method, and the market approach valuation methodology which includes the use of market multiples. The discounted cash flows for each reporting unit were based on discrete financial forecasts developed by management for planning purposes, and required significant judgment with respect to forecasted sales, gross margin, selling, general and administrative expenses, EBITDA, capital expenditures, and the selection and use of an appropriate discount rate. Cash flows beyond the discrete forecasts were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Future cash flows were then discounted to present value at discount rates ranging from 10.0% to 11.8%, and terminal value growth rates of 3%. Publicly available information regarding comparable market capitalization was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology.

        Forecasts of future operating results that were used in the discounted cash flow method of valuation included certain plans and intentions of management with respect to contributions from the launch of new products and strategic partnerships. While our 2010 annual impairment test related to goodwill did not indicate any impairment, the excess of the fair value over the carrying value of our Surgical Implant Segment has declined from our previous year evaluation, and minor changes in assumptions used in the assessment could have resulted in an impairment charge in the current year. If the profitability of our Surgical Implant Segment continues to decline, or management is unable to increase profitability from planned strategic partnerships, we may determine that the carrying value of this reporting unit exceeds its fair value, in which case any excess of the carrying value over the fair value would be charged to operations as an impairment loss.

        Additionally, we annually test for impairment, our assets which were determined to have indefinite lives. This test work compares the fair value of the intangible with its carrying amount. To determine the fair value we applied the relief from royalty ("RFR") method. Under the RFR method, the value of the trade name is determined by calculating the present value of the after-tax cost savings associated with owning the asset and therefore not being required to pay royalties for its use during the asset's indefinite life. Significant judgments inherent in this analysis include the selection of appropriate discount rates, estimating future cash flows and the identification of appropriate terminal growth rate assumptions. Discount rate assumptions are based on an assessment of the risk inherent in the projected future cash generated by the respective intangible assets. Also subject to judgment are assumptions about royalty rates, which are based on the estimated rates at which similar brands and trademarks are being licensed in the marketplace. There were no impairments of indefinite-lived intangible assets in 2010. See Note 9 of the notes to the audited consolidated financial statements included elsewhere in this prospectus for information regarding impairment charges related to our indefinite-lived intangible assets which have been included in our results of operations for the years ended December 31, 2009 and 2008.

        The estimates we have used are consistent with the plans and estimates that we use to manage our business, however, it is possible that the plans may change and estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur significant impairment charges.

Deferred Tax Asset Valuation Allowance

        We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amount and the tax basis of assets, liabilities and net operating loss carryforwards. We establish valuation allowances when the recovery of a deferred tax asset is not likely based on historical income, projected future income, the expected timing of the reversals of temporary differences and the implementation of tax-planning strategies. Currently, we have not established a valuation allowance on the majority of our domestic deferred tax assets due to the expected timing of the reversals of temporary differences.

        Our gross deferred tax asset balance was $185.6 million at December 31, 2010 and is primarily related to reserves for accounts receivable and inventory, accrued expenses, and net operating loss carryforwards (see Note 16 of the notes to the audited consolidated financial statements included elsewhere in this prospectus). As of December 31, 2010, we maintained a valuation allowance of $4.7 million due to uncertainties related to our ability to realize certain deferred tax assets. The valuation allowance maintained is primarily related to net operating loss carryforwards of certain international subsidiaries, with a small portion related to domestic net operating loss and capital loss carryforwards not expected to be realized.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to certain market risks as part of our ongoing business operations, primarily from fluctuating interest rates and foreign currency exchange rates that could impact our financial condition, results of operations, and cash flows.

Interest Rate Risk

        Our primary exposure is to fluctuating interest rates. We have historically managed our interest rate risk by balancing the amounts of our fixed and variable rate debt. For our fixed rate debt, interest rate changes may affect the market value of the debt but do not impact our earnings or cash flow. Conversely, for our variable rate debt, interest rate changes generally do not affect the fair market value of the debt but do impact future earnings and cash flow, assuming other factors are constant. Our senior notes of $975.0 million aggregate principal and senior subordinated notes of $300.0 million principal consist of fixed rate notes, while our borrowings under the senior secured credit facilities bear interest at floating rates based on LIBOR or the prime rate, as defined. As of July 2, 2011, we had $847.4 million of borrowings outstanding under the senior secured credit facilities, exclusive of $5.2 million of unamortized debt discount. We use interest rate swap agreements in an effort to hedge our exposure to fluctuating interest rates related to a portion of our senior secured credit facilities (see Notes 7 and 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus). A hypothetical 1% increase in variable interest rates for the portion of the senior secured credit facilities not covered by interest rate swap agreements would have impacted our earnings and cash flow for the six months ended July 2, 2011 by approximately $3.0 million. We may use additional derivative financial instruments where appropriate to manage our interest rate risk. However, as a matter of policy, we do not enter into derivative or other financial investments for trading or speculative purposes.

Foreign Currency Risk

        Due to the global reach of our business, we are exposed to market risk from changes in foreign currency exchange rates, particularly with respect to the U.S. dollar compared to the Euro and the MXP. Our wholly owned foreign subsidiaries are consolidated into our financial results and are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange volatility. To date, we have not used international currency derivatives to hedge against our investment in our European subsidiaries or their operating results, which are converted into U.S. Dollars at period-end and average foreign exchange rates, respectively. However, as we continue to expand our business through acquisitions and organic growth, the sales of our products that are denominated in foreign currencies has increased, as well as the costs associated with our foreign subsidiaries which operate in currencies other than the U.S. dollar. Accordingly, our future results could be materially impacted by changes in these or other factors. For the six months ended July 2, 2011, sales denominated in foreign currencies accounted for approximately 23.2% of our consolidated net sales, of which 17.3% was denominated in the Euro. In addition, our exposure to fluctuations in foreign currencies arises because certain of our subsidiaries enter into purchase or sale transactions using a currency other than its functional currency. Accordingly, our future results could be materially impacted by changes in foreign exchange rates or other factors. Occasionally, we seek to reduce the potential impact of currency fluctuations on our business through hedging transactions. During the six months ended July 2, 2011, we utilized MXP foreign exchange forward contracts to hedge a portion of our exposure to fluctuations in foreign exchange rates, as our Mexico-based manufacturing operations incur costs that are largely denominated in MXP (see Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus). Foreign exchange forward contracts held as of July 2, 2011 expire weekly through December 2011.

BUSINESS

Overview

        We are a global developer, manufacturer and distributor of high-quality medical devices that provide solutions for musculoskeletal health, vascular health and pain management. Our products address the continuum of patient care from injury prevention to rehabilitation after surgery, injury or from degenerative disease, enabling people to regain or maintain their natural motion.

        Our products are used by orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals. In addition, many of our medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment. Our product lines include rigid and soft orthopedic bracing, hot and cold therapy, bone growth stimulators, vascular therapy systems and compression garments, therapeutic shoes and inserts, electrical stimulators used for pain management and physical therapy products. Our surgical implant business offers a comprehensive suite of reconstructive joint products for the hip, knee and shoulder. The acquisition of Dr. Comfort on April 7, 2011 increased our product offerings in the rapidly growing diabetes care market.

        Our products are marketed under a portfolio of brands including Aircast®, DonJoy®, ProCare®, CMF™, Empi®, Chattanooga™, DJO Surgical, Compex® and Dr. Comfort®.

        Our current business activities are the result of the 2007 combination of two companies with broad product offerings in the United States and foreign countries. One of those companies, ReAble, was acquired in 2006 by an affiliate of Blackstone Capital Partners V L.P. ("Blackstone"). The other company, DJO Opco, was acquired by ReAble on November 20, 2007 (the "DJO Merger"). ReAble then changed its name to DJO Incorporated. Effective February 10, 2011, DJO Incorporated changed its name to DJO Global, Inc. DJO continues to be owned primarily by affiliates of Blackstone. DJOFL is a wholly owned indirect subsidiary of DJO. Substantially all business activities of DJO are conducted by DJOFL and its wholly owned subsidiaries. Effective December 31, 2009, DJO Opco was merged with DJO, LLC, a wholly owned subsidiary of DJOFL.

        Historical financial results include results of ReAble and its subsidiaries before and after its acquisition by Blackstone and include the results of DJO Opco (and its successor, DJO, LLC) from the date of the DJO Merger through December 31, 2010.

        Except as otherwise indicated, references to "us", "we", "our", or "the Company" in this prospectus refers to DJOFL and its consolidated subsidiaries. Each one of the following trademarks, trade names or service marks, which is used in this prospectus, is either (i) our registered trademark, (ii) a trademark for which we have a pending application, or (iii) a trade name or service mark for which we claim common law rights: Cefar®, Empi®, Ormed®, Dr. Comfort™, Compex®, Aircast®, DonJoy®, OfficeCare®, ProCare®, SpinaLogic®, CMF™, OL1000™ and OL1000 SC™. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners.

The DJO Merger

        On November 20, 2007, we acquired DJO Opco by merging it with a wholly owned subsidiary of DJOFL. The total purchase price for the DJO Merger was approximately $1.3 billion. The DJO Merger was financed through a combination of equity contributed by our primary shareholder, Blackstone, borrowings under our senior secured credit facilities and proceeds from the 10.875% Notes issued by DJOFL and DJO Finance Corporation (see Note 13 of the notes to the audited consolidated financial statements included elsewhere in this prospectus).

Discontinued Operations

        On June 12, 2009, we sold our ETS catalog business, formerly known as Rehab Medical Equipment, or RME, to Patterson Medical Supply, Inc. for $21.8 million. As such, results of the ETS business for periods prior to the date of sale have been presented as discontinued operations in our consolidated financial statements and the accompanying notes (see Note 5 of the notes to the audited consolidated financial statements included elsewhere in this prospectus).

Operating Segments

        In the second quarter of 2010, we changed how we report financial information to senior management. Prior to the second quarter of 2010, our Bracing and Vascular and Recovery Sciences Segments were reported together as the Domestic Rehabilitation Segment. During the second quarter, as a result of a sales and marketing leadership reorganization, these businesses are now separately evaluated and managed. Segment information for all periods presented has been restated to reflect this change.

        During the first quarter of 2011, we changed the name of our Bracing and Supports Segment to Bracing and Vascular Segment to reflect the addition of our recent acquisitions, which have increased our focus on the vascular market. This segment also includes the U.S. results of operations attributable to Dr. Comfort, ETI and Circle City, from their respective dates of acquisition. This change had no impact on previously reported segment information.

        We currently develop, manufacture and distribute our products through the following four operating segments:

Bracing and Vascular Segment

        Our Bracing and Vascular Segment, which generates its revenues in the United States, offers our rigid knee bracing products, orthopedic soft goods, cold therapy products, vascular systems, compression therapy products and therapeutic shoes and inserts, primarily under our DonJoy, ProCare, Aircast and Dr. Comfort brands. The U.S. results of our recent Circle City and ETI acquisitions are included within this segment. This segment also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients. In addition, included within this segment is our newly acquired Dr. Comfort business, which develops and manufactures therapeutic footwear and related medical and comfort products serving the diabetes care market in podiatry practices, orthotic and prosthetic centers, home medical equipment providers and independent pharmacies.

Recovery Sciences Segment

        Our Recovery Sciences Segment, which generates its revenues in the United States, is divided into four main businesses:

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  Empi.  Our Empi business unit offers our home electrotherapy, iontophoresis, and home traction products. We primarily sell these products directly to patients or to physical therapy clinics. For products sold to patients, we arrange billing to the patients and their third party payors.

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  Regeneration.  Our Regeneration business unit sells our bone growth stimulation products. We sell these products either directly to patients or to independent distributors. For products sold to patients, we arrange billing to the patients and their third party payors.

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  Chattanooga.  Our Chattanooga business unit offers products in the clinical rehabilitation market in the category of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, CPM devices and dry heat therapy.

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  Athlete Direct.  Our Athlete Direct business unit offers consumers ranging from fitness enthusiasts to competitive athletes our Compex electrostimulation device, which is used in athletic training programs to aid muscle development and to accelerate muscle recovery after training sessions.

International Segment

        Our International Segment, which generates most of its revenues in Europe, sells all of our products and certain third party products through a combination of direct sales representatives and independent distributors.

Surgical Implant Segment

        Our Surgical Implant Segment, which generates its revenues in the United States, develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market.

        Our four operating segments enable us to reach a diverse customer base through multiple distribution channels and give us the opportunity to provide a wide range of medical devices and related products to orthopedic specialists and other healthcare professionals operating in a variety of patient treatment settings. These four segments constitute our reportable segments.

Acquisitions

        On April 7, 2011, we acquired the ownership interests of Dr. Comfort, a provider of therapeutic footwear, which serves the diabetes care market in podiatry practices, orthotic and prosthetic centers, home medical equipment providers and independent pharmacies. The purchase price was $257.5 million. The domestic and international results of Dr. Comfort are included within our Bracing and Vascular and International Segments, respectively.

        On March 10, 2011, we acquired substantially all of the assets of Circle City. Circle City markets orthopedic soft goods and medical compression therapy products to independent pharmacies and home healthcare dealers. The purchase price was $11.7 million. The results of Circle City are included within our Bracing and Vascular Segment.

        On February 4, 2011, we purchased the assets of BetterBraces.com which offers various bracing, cold therapy and electrotherapy products, for total consideration of $3.0 million. The results of BetterBraces.com are included within our Bracing and Vascular Segment.

        On January 4, 2011, we acquired the stock of ETI, a designer and manufacturer of private label medical compression therapy products used to treat and prevent a wide range of venous disorders. The purchase price was $46.4 million. The domestic and international results of ETI are included within our Bracing and Vascular and International Segments, respectively.

Acquisition of certain assets of South African distributor

        On September 20, 2010, we acquired certain assets and contractual rights from an independent South African distributor of DonJoy products for total consideration of $1.9 million.

Acquisition of Chattanooga Group Inc. (Canada)

        On August 4, 2009, we acquired Chattanooga Group Inc., an independent Canadian distributor of certain of our products, for $7.2 million.

Acquisition of Empi Canada Inc.

        On August 4, 2009, we acquired Empi Canada Inc., an independent Canadian distributor of certain of our products, for $7.4 million.

Acquisition of DonJoy Orthopaedics Pty. Ltd.

        On February 3, 2009, we acquired DonJoy Orthopaedics Pty., Ltd., an independent Australian distributor of DonJoy products, for a total cash consideration of $3.4 million.

        See Notes 4 and 24 of the notes to the audited consolidated financial statements included elsewhere in this prospectus for additional information regarding the above acquisitions.

Industry Background

Market Opportunities

        We participate globally in the rehabilitation, pain management, bone growth stimulation and reconstruction segments of the orthopedic device market. In the United States, we estimate these segments accounted for $8.1 billion of total industry sales in 2009. We believe that several factors are driving growth in the orthopedic products industry, including the following:

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  Favorable demographics.  An aging population is driving growth in the orthopedic products market. Many conditions that result in rehabilitation, physical therapy or orthopedic surgery are more likely to affect people in middle age or later in life. According to a 2010 United States Census Bureau—International Data Base projection, the aging baby boomer generation will result in the percentage of the North American population aged 65 and over to grow from 13.2% in 2010 to 16.4% in 2020 and to 19.7% by 2030. In Western Europe, the population aged 65 and over is expected to grow from 17.9% in 2010 to 20.5% in 2020 and to 24.1% by 2030. In addition, according to the 2010 United States Census Bureau—International Data Base projection, the average life expectancy in North America is 78.5 years in 2010 and is expected to grow to 80.9 years by 2030. In Western Europe, the average life expectancy is 80.2 years in 2010 and is expected to grow to 82.2 years by 2030. As life expectancy increases, we believe people will remain active longer, causing the number of injuries requiring orthopedic rehabilitation, bone growth stimulation and reconstructive implants to increase.

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  Shift toward non-surgical rehabilitation devices and at-home physical therapy.  We believe the growing awareness and clinical acceptance by healthcare professionals of the benefits of non-surgical, non-pharmaceutical treatment and rehabilitation products, combined with the increasing interest by patients in rehabilitation solutions that minimize risk and recuperation time and provide greater convenience, will continue to drive demand for these products. For example, TENS and NMES devices are increasingly being recognized as effective solutions for pain management and rehabilitation therapy, respectively. In addition, we believe that orthopedic surgeons are increasingly utilizing braces that assist in rehabilitation and bone growth stimulators that enable in-home treatment as viable alternatives to surgery. We design many of our orthopedic rehabilitation products for at-home use, which we believe should allow us to benefit from the market shift toward these treatment alternatives.

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  Lower cost alternatives appeal to third party payors.  With the cost of healthcare rising in the United States and internationally, third party payors are seeking more cost-effective therapies without reducing quality of care. For example, third party payors seek to reduce clinic visits and accommodate patients' preference for therapies that can be conveniently administered at home. We believe that many of our orthopedic rehabilitation products offer cost-effective alternatives to surgery, pharmaceutical and other traditional forms of physical therapy and pain management.

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  Increased need for rehabilitation due to increased orthopedic surgical volume.  The combination of increased prevalence of degenerative joint disease (such as osteoarthritis), an increased number of sports-related injuries, an aging population and improvements in orthopedic surgical technique (such as arthroscopy) has contributed to an increase in the number of orthopedic surgeries. We believe that orthopedic surgical volume will continue to increase, which should result in an increase in the need for our products.

Competitive Strengths

        We believe that we have a number of competitive strengths that will enable us to further enhance our position in the markets we serve:

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  Leading market positions.  We believe we have leading market positions for many of our products. We believe our orthopedic and physical therapy rehabilitation products marketed under the DonJoy, Aircast, ProCare, CMF, Chattanooga, Empi, Compex, Dr. Comfort and DJO Surgical brands have a reputation for quality, durability and reliability among healthcare professionals. We believe the strength of our brands and our focus on customer service have allowed us to establish market leading positions in the highly fragmented and growing orthopedic rehabilitation market.

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  Comprehensive range of products.  We offer a diverse range of medical devices for musculoskeletal health, vascular health and pain management, including rigid and soft orthopedic bracing, hot and cold therapy, bone growth stimulators, vascular therapy systems and compression garments, therapeutic shoes and inserts, electrical stimulators used for pain management and physical therapy products. Our surgical implant business offers a comprehensive suite of reconstructive joint products for the hip, knee and shoulder. Our broad product offering meets many of the needs of healthcare professionals and patients and enables us to leverage our brand loyalty with our customer and distributor base. Our products are available across various stages of the patient's continuum of care.

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  Extensive and diverse distribution network.  We use multiple channels to distribute our products to our customers. We use approximately 8,700 dealers and distributors and a direct sales force of approximately 540 employed sales representatives and approximately 750 independent sales representatives to supply our products to orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals. We believe that our distribution network provides us with a significant competitive advantage in selling our existing products and in introducing new products.

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  Strong relationships with managed care organizations and rehabilitation healthcare providers.  Our leading market positions in many of our product lines and the breadth of our product offerings have enabled us to secure important preferred provider and managed care contracts. Our database includes approximately 8,160 different insurance companies and other payors, including approximately 1,445 active payor contracts. We have developed a proprietary third party billing system that is designed to reduce our reimbursement cycles, improve relationships with managed care organizations and physicians and track patients to improve quality of care and create subsequent selling opportunities. Further, our OfficeCare business maintains inventory at over 1,350 healthcare facilities, primarily orthopedic practices, which further strengthens our relationships with these healthcare providers.

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  National contracts with group purchasing organizations.  We enjoy strong relationships with a number of group purchasing organizations ("GPOs") due to our significant scale. We believe that our broad range of products is well suited to the goals of these buying groups. Under these national contracts, we provide favorable pricing to the buying group and are designated a preferred purchasing source for the members of the buying group for specified products. As we have made acquisitions and expanded our product range, we have been able to add incremental products to our national contracts. During 2010, we signed or renewed approximately 25 national contracts.

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  Low cost, high quality manufacturing capabilities.  We have a major manufacturing facility in Tijuana, Mexico that has been recognized for operational excellence. The Mexico facility and our other manufacturing facilities employ lean manufacturing, Six Sigma concepts and continuous improvement processes to drive manufacturing efficiencies and lower costs.

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  Ability to generate significant cash flow.  Historically, our strong competitive position, brand awareness and high quality products and service as well as our low cost manufacturing have allowed us to generate attractive operating margins before non-cash amortization expense and certain non-recurring charges. These operating margins, together with limited capital expenditures and modest working capital requirements, significantly benefit our ability to generate cash flow.

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  Experienced management team.  The members of our management team have an average of 27 years of relevant experience. This team has successfully integrated a number of acquisitions in the last several years. On June 13, 2011, the resignation and retirement of Leslie H. Cross as President and CEO of DJO was effective and he was elected Chairman of the Board. On June 13, 2011, Michael P. Mogul became our Chief Executive Officer and was also appointed to the Board of Directors effective on June 13, 2011. Prior to joining DJO, Mr. Mogul served as the Group President, Orthopaedics of Stryker Corporation since September 2009. Mr. Mogul began his career with Stryker in 1989 at the Instruments division as a sales representative, was promoted to several positions and became President of Orthopaedics in 2005. Additional information is included in "Retirement of Mr. Cross" and "Employment Agreement with Mr. Mogul" in "Compensation Disclosure and Analysis" elsewhere in this prospectus.

Our Strategy

        Our strategy is to increase our leading position in key products and markets, increase revenues and profitability and enhance cash flow. Our key initiatives to implement this strategy include the following:

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  Increase our leading market positions.  We believe we are the market leader in many of the markets in which we compete. We intend to continue to increase our market share by leveraging the cross-selling and other opportunities created by the DJO Merger and by implementing the initiatives described below. The DJO Merger has allowed us to offer customers a more comprehensive range of products to better meet their evolving needs. We believe our size, scale, brand recognition, comprehensive and integrated product offerings and leading market positions enable us to capitalize on the growth in the orthopedic product industry.

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  Focus sales force on entire range of DJO products.  Our products address the continuum of patient care from injury prevention to rehabilitation after surgery, injury or from degenerative disease. Our strategy is to train and incentivize our sales force, which consists of agents and representatives familiar with a particular set of products, to work cooperatively and collaboratively with all segments of our sales force to introduce their customers to the full range of our products of which the customer is typically using only a portion. We believe that this represents a significant opportunity to expand our business through existing customers.

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  Continue to develop and launch new products and product enhancements.  We have a history of developing and introducing innovative products into the marketplace, and we expect to continue future product launches by leveraging our internal research and development platforms. We believe our ability to develop new technology and to advance existing technology to create new products will position us to further diversify our revenues and to expand our target markets by providing viable alternatives to surgery or medication. We believe that product innovation through effective and focused research and development, as well as our relationships with a number of widely recognized orthopedic surgeons and professionals who assist us in product research, development and marketing, will provide a significant competitive advantage. During 2010, sales of new products, which include products that have been on the market less than one year, were $19.7 million.

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  Maximize existing and secure additional national accounts.  We plan to capitalize on the growing practice in healthcare in which hospitals and other large healthcare providers seek to consolidate their purchasing activities to national buying groups. Contracts with these national accounts represent a significant opportunity for revenue growth. We believe that our existing relationships with national buying groups and our broad range of products position us to not only pursue additional national contracts, but also to expand the scope of our existing contracts.

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  Expand international sales.  In recent years, we have successfully established direct distribution capabilities in several major international markets. We believe that sales to European and other markets outside the United States continue to represent a significant growth opportunity, and we intend to continue to expand our direct and independent distribution capabilities in attractive foreign markets. In 2011, we acquired Dr. Comfort and ETI, both of which increased our product offerings in Europe and other international markets. In addition, in 2010, we acquired certain assets and contractual rights from an independent South African distributor of DonJoy products and in 2009, we acquired an independent Australian distributor of DonJoy products and two independent Canadian distributors of Empi and Chattanooga products. These acquisitions are part of our strategy to expand the range of our products sold in these markets, which will be aided by participating directly in the market, instead of through an independent distributor. The DJO Merger and several of the acquisitions we made have substantially increased our international revenues and operating infrastructure and have provided us with opportunities to expand our international product offerings.

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  Drive operating efficiency.  We plan to continue to apply the principles of lean operations to our manufacturing sites as well as in our operating and administrative functions to increase speed and efficiency and reduce waste. We have instilled a culture of continuous improvement throughout the Company and are pursuing a regular schedule of addressing operations and processes in the Company to improve efficiency. We believe these lean principles and continuous improvement efforts will enhance our operating efficiencies and our ability to compete in an increasingly price-sensitive healthcare industry.

Our Products

        Our products are used by orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment.

Bracing and Vascular Segment

        Our Bracing and Vascular Segment generated net sales of $180.2 million, $311.6 million, $298.8 million and $296.0 million for the first half of 2011 and the years ended December 31, 2010, 2009 and 2008, respectively. The following table summarizes our Bracing and Vascular Segment product categories:

Product Category	Description
Rigid Bracing and Soft Goods	Soft goods
Lower extremity fracture boots
Dynamic splinting
Ligament braces
Post-operative braces
Osteoarthritis braces
Ankle bracing
Shoulder, elbow and wrist braces
Back braces
Neck braces
Cold and Compression Therapy	Cold and compression therapy products
Vascular Therapy	Dynamic deep vein prophylaxis, static compression therapy garments and therapeutic footwear for diabetic patients

Recovery Sciences Segment

        Our Recovery Sciences Segment generated net sales of $171.4 million, $347.1 million, $342.0 million and $338.6 million for the first half of 2011 and the years ended December 31, 2010, 2009 and 2008, respectively. The following table summarizes our Recovery Sciences Segment product categories:

Product Category	Description
Home Electrotherapy Devices	TENS
NMES
Interferential electrical nerve stimulation
Clinical Electrotherapy	TENS
NMES
Ultrasound
Laser
Light therapy
Shortwave Diathermy
Shockwave
Patient Care	Nutritional supplements
Patient safety devices
Pressure care products
CPM devices
Hot, Cold and Compression Therapy	Dry heat therapy
Hot/cold therapy
Paraffin wax therapy
Moist heat therapy
Cold therapy
Compression therapy
Physical Therapy Tables and Traction Products	Treatment tables
Traction tables
Cervical traction for home use
Lumbar traction for home use
Iontophoresis	Needle-free transdermal drug delivery
Regeneration	Non-union fracture bone growth stimulation devices
Spine bone growth stimulation devices
Back braces

International Segment

        Our International Segment generated net sales of $142.9 million, $244.5 million, $241.5 million and $252.3 million for the first half of 2011 and the years ended December 31, 2010, 2009 and 2008, respectively. The product categories for our International Segment are similar to the product categories for our domestic segments except certain products are tailored to international market requirements and preferences. In addition, our International Segment sells a number of product categories, none of which is individually significant, that we do not sell domestically.

Surgical Implant Segment

        Our Surgical Implant Segment generated net sales of $32.9 million, $62.7 million, $63.9 million and $61.6 million for the first half of 2011 and the years ended December 31, 2010, 2009 and 2008, respectively. The following table summarizes our Surgical Implant Segment product categories:

Product Category	Description
Knee implants	Primary total joint replacement
Revision total joint replacement
Unicondylar joint replacement
Hip implants	Primary replacement stems
Acetabular cup system
Revision joint replacement
Shoulder implants	Primary total joint replacement
Fracture repair system
Revision total joint replacement (including reverse shoulder)

Research and Development

        Our research and development programs focus on the development of new products, as well as the enhancement of existing products with the latest technology and updated designs. We seek to develop new technologies to improve durability, performance and usability of existing products, and to develop our manufacturing process to improve product performance and reduce manufacturing costs. In addition to our own research and development, we receive new product and invention ideas from orthopedic surgeons and other healthcare professionals. We also seek to obtain rights to ideas we consider promising from a clinical and commercial perspective through entering into either assignment or licensing agreements.

        We conduct research and development programs at our facilities in Vista, California; Austin, Texas; and Ecublens, Switzerland. We spent $13.2 million, $21.9 million, $23.5 million and $26.9 million in the first half of 2011, and the year 2010, 2009 and 2008, respectively, for research and development activities. As of December 31, 2010, we had approximately 35 employees in our research and development departments.

Marketing and Sales

        Our products reach our customers, including hospitals and other healthcare facilities, physicians and other healthcare providers and end user patients, through several sales and distribution channels.

        No particular customer or distributor accounted for 10% or more of product sales in any of our segments for the year ended December 31, 2010. Medicare and Medicaid together accounted for approximately 6% of our consolidated 2010 net sales.

Bracing and Vascular Segment

        We market and sell our Bracing and Vascular Segment products in several different ways. The DonJoy channel is primarily dedicated to the sale of our bracing and supports products to orthopedic surgeons, podiatrists, orthotic and prosthetic centers, hospitals, surgery centers, physical therapists, athletic trainers and other healthcare professionals. Certain DonJoy sales representatives also sell our Regeneration products. The DonJoy channel consists of approximately 270 independent commissioned sales representatives who are employed by approximately 35 independent sales agents and approximately 30 employed sales representatives. Because the DonJoy product lines generally require customer education in the application and use of the product, DonJoy sales representatives are technical specialists who receive extensive training both from us and the agent, and use their expertise to help fit the patient with the product and assist the orthopedic professional in choosing the appropriate product to meet the patient's needs. After a sales representative receives a product order, we generally ship and bill the product directly to the orthopedic professional, and pay a sales commission to the agent. For certain custom rigid braces and other products, we sell directly to the patient and bill a third party payor, if applicable, on behalf of the patient. We enjoy long-standing relationships with most of our agents and sales representatives. Under the arrangements with the agents, each agent is granted an exclusive geographic territory for sales of our products and is not permitted to market products, or represent competitors who sell or distribute products, that compete with our existing products. The agents receive a commission, which varies based on the type of product being sold. If an agent fails to achieve specified sales quotas, we have the right to terminate our relationship with the agent.

        The ProCare/Aircast channel consists of approximately 110 direct and independent sales representatives that manage approximately 520 distributors focused on selling our bracing and supports products to primary and acute care facilities. Eight vascular systems specialists are also included in this channel. Products in this channel are generally sold in non-exclusive territories to third party distributors as well as through our direct sales force. Our distributors include large, national third party distributors such as Owens & Minor Inc., McKesson/HBOC, Allegiance Healthcare and Physician Sales and Service Inc., regional medical and surgical distributors, outpatient surgery centers and medical products buying groups that consist of a number of healthcare providers who make purchases through the buying group. These distributors and our direct sales force generally sell our products to large hospital chains, primary care networks and orthopedic physicians for use by the patients. In addition, we sell our products through GPOs that are a preferred purchasing source for members of a buying group. With the exception of our vascular systems, products sold by our ProCare/Aircast channel generally do not require significant customer education for their use. Our vascular systems pumps and related equipment are typically consigned to hospitals, and the hospitals then purchase the cuffs that are applied to each patient.

        Our OfficeCare business provides stock and bill arrangements for physician practices. Through OfficeCare, we maintain an inventory of bracing and supports products at approximately 1,350 orthopedic practices and other healthcare facilities for immediate distribution to patients. We then bill the patient or, if applicable, a third party payor. For certain facilities, we provide on-site technical representatives. The OfficeCare channel is managed by our DonJoy sales force.

Recovery Sciences Segment

        We market and sell our Recovery Sciences Segment products in several different ways. Through our Empi channel, we market our prescription-based home therapy products primarily to physicians and physical therapy clinics, which include hospital physical therapy departments, sports medicine clinics and pain management centers, through our sales force of over 200 direct and independent sales representatives. A physician such as an orthopedic surgeon generally prescribes our electrotherapy and orthotics products to patients. The physician will typically direct the patient to a physical therapy clinic to meet with a trained physical therapist who provides the patient with the prescribed product from our consigned inventory at the clinic. This sales process is facilitated by our relationships with third party payors, such as managed care organizations, who ultimately pay us for the products prescribed to patients. We currently have approximately 690 related managed care contracts. For these reasons, we view physical therapists, physicians and third party payors as key decision makers in product selection and patient referral. Our home therapy products generally are eligible for third party reimbursement by government payors, such as Medicare and Medicaid, and private payors. In addition, we have an outbound telemarketing sales force of six representatives, who sell reimbursed electrotherapy supplies and other products directly to our patients.

        Through our Regeneration channels, our non-union OL1000 devices are sold primarily by approximately 280 employed and independent sales representatives specially trained to sell the product. A few of our direct sales representatives and a network of independent spine product distributors sell the SpinaLogic devices. Most of our bone growth stimulator products are sold directly to the patient and a third party payor is billed, if applicable, on behalf of the patient.

        Through our Chattanooga business, we sell our clinical rehabilitation product lines to physical therapy clinics, primarily through a national network of approximately 3,500 independent distributors, which are managed by our employed sales managers. These distributors sell our clinical rehabilitation products to a variety of healthcare professionals, including physical therapists, athletic trainers, chiropractors, and sports medicine physicians. Except for distributors outside of the United States, we do not maintain formal distribution contracts for our clinical rehabilitation products. These distributors purchase products from us at discounts off our published list price. We maintain an internal marketing and sales support program to support our distributor network. This program comprises a group of individuals who provide distributor and end-user training, develop promotional materials, and attend approximately 20 trade shows each year.

International Segment

        We sell our products internationally through a network of wholly owned subsidiaries and independent distributors. In Europe, we use sales forces aggregating approximately 175 direct and independent salespersons and a network of independent distributors who call on healthcare professionals, as well as consumer retail stores, such as sporting equipment providers, and pharmacies, to sell our products. We intend to continue to expand our direct and indirect distribution capabilities in attractive foreign markets. Recent examples of our strategy to expand our international sales are our acquisitions of an independent South African distributor of DonJoy products in September 2010, two independent Canadian distributors of Empi and Chattanooga products in August 2009, and an independent Australian distributor of DonJoy products in February 2009.

Surgical Implant Segment

        We currently market and sell the products of our Surgical Implant Segment to hospitals and orthopedic surgeons through a network of approximately 170 independent commissioned sales representatives who are employed by approximately 50 sales agents. Generally, our independent sales representatives sell a range of reconstructive joint products, including our products. We usually enter into agreements with sales agents for a term of one to five years. Agents are typically paid a sales commission and are eligible for bonuses if sales exceed certain preset objectives. Our independent sales representatives work for these agents. We assign our sales agents to an exclusive sales territory. Substantially all of our sales agents agree not to sell competitive products. Typically, we can only terminate our agreements with sales agents prior to the expiration of the agreements for cause, which includes failure to meet specified periodic sales targets. We provide our sales agents with product inventories, on consignment, for their use in marketing and filling customer orders.

        To a significant extent, sales of our surgical implant products depend on the preference of orthopedic surgeons. We maintain contractual relationships with orthopedic surgeons who assist us in developing our products and provide consulting services in connection with our products. In addition to providing design input into our new products, some of these orthopedic surgeons may give demonstrations using our products, speak about our products at medical seminars, train other orthopedic surgeons in the use of our products, and provide us with feedback on the acceptance of our products. We have also established relationships with surgeons who conduct clinical studies on various products, establish protocols for use of the products and participate at various symposia. Surgeons who assist us in developing our products are generally compensated with a royalty payment. We pay consulting surgeons fees for their services.

Manufacturing

        We use both in-house manufacturing capabilities and relationships with third party vendors to supply our products. Generally, we use third party vendors only when they have special manufacturing capabilities or when we believe it is appropriate based on certain factors, including our in-house capacity, lead-time control and cost. Although we have certain sole source supply agreements, we believe alternate vendors are available, and we believe that adequate capacity exists at our current vendors to meet our anticipated needs.

        Our manufacturing facilities are generally certified by the International Organization for Standardization ("ISO") and generally comply with the FDA's current Good Manufacturing Practice and QSR requirements, which provide standards for safe and consistent manufacturing of medical devices and appropriate documentation of the manufacturing and distribution process. Many of our products carry the European Community Medical Device Directive ("CE") certification mark.

        Our manufacturing facility in Tijuana, Mexico is our largest manufacturing facility. Our Mexico facility has achieved ISO 9001 and ISO 13485 certification. These certifications are internationally recognized quality standards for manufacturing and assist us in marketing our products in certain foreign markets. Our Vista, California facility has achieved ISO 9001 certification, and certification to the Canadian Medical Device Regulation ("ISO 13485") and the European Medical Device Directive. Products manufactured at the Vista, California facility include our custom rigid knee bracing products, the pump portion of our vascular systems products, and our Regeneration products. Products manufactured at the Tijuana, Mexico facility include most of our bracing and supports product lines, and our Chattanooga products including electrotherapy devices, patient care products, physical therapy treatment tables and CPM devices. Within both our Vista and Tijuana facilities, we operate vertically integrated manufacturing and cleanroom packaging operations and many subassemblies and components are produced in-house. These include metal stamped parts, injection molded components and fabric-strapping materials. We also have extensive in-house tool and die fabrication capabilities, which typically provide savings in the development of tools and molds as well as flexibility to respond to and capitalize on market opportunities as they are identified.

        Our home electrotherapy devices sold in the United States and certain components and related accessories are manufactured at our Clear Lake, South Dakota facility. Manufacturing activities at the Clear Lake facility include electronic and mechanical assembly, electrode fabrication and assembly and fabric sewing processes. Our electrotherapy products comprise a variety of components, including die cast metal parts, injection molded plastic parts, printed circuit boards, electronic components, lead wires, electrodes and other components. Parts for these components are purchased from outside suppliers or, in certain instances, manufactured on a custom basis. Our Clear Lake facility has achieved the ISO 13485:2003 certification. Our home electrotherapy devices, which are sold only outside the United States, are primarily manufactured by third party vendors.

        Many of the component parts and raw materials we use in our manufacturing and assembly operations are available from more than one supplier and are generally available on the open market. We source some of our finished products from manufacturers in China as well as other third party manufacturers. We also currently purchase certain CPM devices from a single supply source, Medireha, which is 50% owned by us. Our distribution agreement with Medireha grants us exclusive rights to the distribution of products that Medireha manufactures. The distribution agreement also requires that we purchase a certain amount of product annually and that we seek Medireha's approval if we choose to manufacture or distribute products that are identical or similar, or otherwise compete with the products that are the subject of the distribution agreement.

        In our Surgical Implant Segment, we manufacture our products in our Austin, Texas facility. This manufacturing facility includes computer controlled machine tools, belting, polishing, cleaning, packaging and quality control. Our Austin facility has achieved the ISO 13485:2003 certification. The primary raw materials used in the manufacture of our surgical implant products are cobalt chromium alloy, stainless steel alloys, titanium alloy and ultra high molecular weight polyethylene. All products in our Surgical Implant Segment go through in-house quality control, cleaning and packaging operations.

        Many of the products for our International Segment are manufactured in the same facilities as our domestic segments. We operate a manufacturing facility in Tunisia that provides bracing and supports products for the French and other European markets. In addition, our Ormed and Cefar-Compex businesses source certain of the products they sell from third party suppliers. Cefar-Compex currently utilizes a single vendor for many of its home electrotherapy devices.

Intellectual Property

        We own or have licensing rights to U.S. and foreign patents covering a wide range of our products and have filed applications for additional patents. We have numerous trademarks registered in the United States, a number of which are also registered in countries around the world. We also assert ownership of numerous unregistered trademarks, some of which have been submitted for registration in the United States and foreign countries. In the future, we will continue to apply for such additional patents and trademarks as we deem appropriate. Additionally, we seek to protect our non-patented know-how, trade secrets, processes and other proprietary confidential information, through a variety of methods; including having our vendors, employees and consultants sign invention assignment agreements, proprietary information agreements and confidentiality agreements and having our independent sales agents and distributors sign confidentiality agreements. Because many of our products are regulated, proprietary information created during our development of a new or improved product may have to be disclosed to the FDA or another U.S. or foreign regulatory agency in order for us to have the lawful right to market such product. We have distribution rights for certain products that are manufactured by others and hold both exclusive and nonexclusive licenses under third party patents and trade secrets that cover some of our existing products and products under development.

        The validity of any of the patents or other intellectual property owned by or licensed to us may not be upheld if challenged by others in litigation. Due to these and other risks described in this prospectus, we do not rely solely on our patents and other intellectual property to maintain our competitive position. We believe that the development and marketing of new products and improvement of existing ones is, and will continue to be, more important to our competitive position than relying solely on existing products and intellectual property.

Competition

        The markets we compete in are highly competitive and fragmented. Some of our competitors, either alone or in conjunction with their respective corporate parent groups, have greater research and development, sales and marketing, and manufacturing capabilities than we do, and thus may have a competitive advantage over us. Although we believe that the design and quality of our products compare favorably with those of our competitors, if we are unable to offer products with the latest technological advances at competitive prices, our ability to compete successfully could be materially adversely affected.

        Given our sales history, our history of product development and the experience of our management team, we believe we are capable of effectively competing in our markets in the future. Further, we believe the comprehensive range of products we offer enables us to reach a diverse customer base and to use multiple distribution channels in an attempt to increase our growth across our markets. In addition, we believe the various company and product line acquisitions we have made in recent years continue to improve the name recognition of our company and our products. Our ability to compete is affected by, among other things, our ability to:

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  develop new products and innovative technologies,

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  obtain regulatory clearance and compliance for our products,

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  manufacture and sell our products cost-effectively,

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  meet all relevant quality standards for our products and their markets,

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  respond to competitive pressures specific to each of our geographic markets, including our ability to enforce non-compete agreements,

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  protect the proprietary technology of our products and manufacturing processes,

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  market our products,

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  attract and retain skilled employees and sales representatives, and

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  establish and maintain distribution relationships.

        All of our segments compete with large, diversified corporations and companies that are part of corporate groups that have significantly greater financial, marketing and other resources than we do, as well as numerous smaller niche companies.

Bracing and Vascular Segment

        Our primary competitors in the rigid knee bracing market include companies such as Össur hf., Orthofix, Bledsoe Brace Systems ("Bledsoe"), and Townsend Design (recently acquired by Thuasne). In the soft goods products market, our competitors include Biomet, DeRoyal Industries, Össur hf. and Zimmer Holdings, Inc. ("Zimmer"). In the cold therapy products market, our competitors include Orthofix, Bledsoe and Stryker Corporation ("Stryker"). Our primary competitor in the dynamic splinting market is Dynasplint Systems, Inc. Several competitors have initiated stock and bill programs similar to our OfficeCare program, and there are numerous regional stock and bill competitors. Competition in the rigid knee brace market is primarily based on product technology, quality and reputation, relationships with customers, service and price. Competition in the soft goods and pain management markets is less dependent on innovation and technology and is primarily based on product range, quality, service and price.

Recovery Sciences Segment

        The primary competitors of our Empi and Chattanooga products are Dynatronics Corporation, Mettler Electronics Corporation, Rich-Mar, Patterson Medical, Enraf-Nonius, Gymna-Uniphy, Acorn Engineering, International Rehabilitation Sciences, Inc. (d/b/a RS Medical) and Care Rehab. The physical therapy products market is highly competitive and fragmented. Our competitors in the CPM devices market include several multi-product companies with significant market share and numerous smaller niche competitors. Competition in these markets is based primarily on the quality and technical features of products, product pricing and contractual arrangements with third party payors and national accounts.

        Our competitors for Regeneration products are large, diversified orthopedic companies. In the non-union bone growth stimulation market, our competitors include Orthofix International N.V. ("Orthofix"), Biomet, Inc. ("Biomet") and Smith & Nephew plc ("Smith & Nephew"), and in the spinal fusion market, we compete with Biomet and Orthofix. Competition in bone growth stimulation devices is limited as higher regulatory thresholds provide a barrier to market entry.

International Segment

        Competition for the products in our International Segment arises from many of the companies and types of companies that compete with our domestic segments and from foreign manufacturers whose costs may be lower due to their ability to manufacture products within their respective countries. Competition is based primarily on quality, innovative design and technical capability, breadth of product line, availability of and qualification for reimbursement, and price.

Surgical Implant Segment

        The market for orthopedic products similar to those produced by our surgical implant business is dominated by a number of large companies, including Biomet, DePuy, Inc. (a Johnson & Johnson company), Smith & Nephew, Stryker, and Zimmer, which are much larger and have significantly greater financial resources than we do. Our Surgical Implant Segment also faces competition from U.S.-based companies similar in size to ours, such as Wright Medical Group, Inc. and Exactech, Inc. Competition in the market in which our Surgical Implant Segment participates is based primarily on price, quality, innovative design and technical capability, breadth of product line, scale of operations and distribution capabilities. Our current and future competitors may have greater resources, more widely accepted and innovative products, less-invasive therapies, greater technical capabilities, and stronger name recognition than we do.

Government Regulation

FDA and Similar Foreign Government Regulations

        Our products are subject to rigorous government agency regulation in the United States and in other countries. In the United States, the FDA regulates the development, testing, labeling, manufacturing, storage, recordkeeping, pre-market clearance or approval, promotion, distribution and marketing of medical devices to ensure that medical products distributed in the United States are safe and effective for their intended uses. The FDA also regulates the export of medical devices manufactured in the United States to international markets. Our medical devices are subject to such FDA regulation.

        Under the Food, Drug and Cosmetic Act, as amended, medical devices are generally classified into one of three classes depending on the degree of risk to patients using the device. Class I is the lowest risk classification. Class I devices are those for which safety and effectiveness can be assured by adherence to General Controls, which include compliance with FDA QSRs, facility and device registrations and listings, reporting of adverse medical events, and appropriate truthful and non-misleading labeling, advertising, and promotional materials. Most Class I devices are exempt from pre-market submission requirements. Some Class I devices require a pre-market notification to and clearance from FDA as set forth under § 510(k) of the Food, Drug and Cosmetic Act, as amended, also known as a "510(k)" submission. The 510(k) process is described more fully below. Class II devices are subject to General Controls, as well as pre-market demonstration of adherence to certain performance standards or other special controls as specified by the FDA. Although some Class II medical devices are exempt from 510(k) requirements, most Class II devices are subject to 510(k) review and clearance by FDA prior to marketing.

        By way of 510(k) submission, a manufacturer provides certain required information to the FDA to establish that the device is "substantially equivalent" to a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted. A device legally marketed before May 28, 1976 is called a "pre-amendment device." A manufacturer may also obtain marketing clearance by showing that its medical device is substantially equivalent to a commercially available "post-amendment device" which is a device cleared through the 510(k) process after May 28, 1976. Upon establishment of such substantial equivalence, the FDA may grant clearance to commercially market the device. If the FDA determines that the device, or its intended use, is not "substantially equivalent," the FDA will automatically place the device into Class III.

        A Class III device is a product that has a new intended use or is based on technology that is not substantially equivalent to a use or technology of a legally marketed device and for which the safety and effectiveness of the device cannot be assured solely by the General Controls, performance standards and special controls applied to Class I and II devices. These devices generally require clinical trials involving human subjects to assess their safety and effectiveness. A Pre-Market Application ("PMA") must be submitted to and approved by the FDA before the manufacturer of a Class III product can proceed in marketing the product. The PMA process is much more extensive and takes longer than the 510(k) process. In order to obtain approval of a PMA, the manufacturer generally must first conduct clinical trials of a Class III device for its intended use pursuant to an FDA-approved Investigational Device Exemption ("IDE") application. An IDE allows the manufacturer to test an unapproved device in a clinical study for a specific intended use in order to collect safety and effectiveness data to support a PMA application or a 510(k) submission to the FDA. The PMA process can take up to several years. In approving a PMA application, the FDA may require additional clinical data and may also require some form of post-market surveillance or clinical study whereby the manufacturer follows certain patient groups for a number of years, making periodic reports to the FDA on the clinical status of those patients.

        Our products include both pre-amendment and post-amendment Class I, II and III medical devices. All our currently marketed devices are either exempt from the FDA clearance and approval process (based on our interpretation of those regulations) or we have obtained the requisite clearances or approvals (including all modifications, amendments and changes), as appropriate, required under federal medical device law. The FDA may disagree with our conclusion that clearances or approvals were not required for specific products and may require clearances or approval for such products. In these circumstances, we may be required to cease distribution of the product, the devices may be subject to seizure by the FDA or to a voluntary or mandatory recall, and we could be subject to significant fines and penalties.

        The FDA has asked the IOM to conduct a two-year study of the clearance process for devices under § 510(k) of the Food Drug, and Cosmetic Act, as amended, and to provide recommendations for changes, if necessary. The IOM report is expected in 2012. Recently, the FDA also completed an internal review of the 510(k) clearance process, and issued a report with recommendations that include: streamlining the de novo reclassification process, issuing more guidance to provide greater clarity about the 510(k) program, improving training for Center for Devices and Radiological Health ("CDRH") staff and industry, making greater use of external experts, and making process improvements within CDRH, such as establishing a Center Science Council. Based on these recommendations, CDRH is expected to explore the feasibility of requiring manufacturers to provide regular, periodic updates of device modifications; consider requiring 510(k) submitters to provide a list and brief description of all scientific information related to the safety and effectiveness of a new device known or reasonably known to the submitter; issue guidance to clarify when manufacturing data should be submitted as part of a 510(k); and clarify when it will withhold clearance for failure to comply with good manufacturing practices (i.e., when FDA will conduct a pre-clearance inspection). FDA has also stated that it will issue guidance to clarify the circumstances under which it is appropriate to use multiple predicate devices to demonstrate substantial equivalence, a practice FDA supports.

        The recommended and expected FDA actions could lead to changes in the review, including the length of review of medical device products seeking clearance for marketing before the IOM completes its study in 2012. Many of our products are cleared for marketing under the 510(k) process. If we begin to have significant difficulty obtaining such FDA approvals or clearances in a timely manner or at all, it could have a material adverse impact on our revenues and growth.

        Our manufacturing processes are also required to comply with the FDA's current Good Manufacturing Practice requirements for medical devices, which are specified in FDA QSRs. The QSRs cover the methods and documentation of the design, testing, production processes, control, quality assurance, labeling, packaging and shipping of our products. Furthermore, our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA and other agencies. Failure to comply with applicable QSR or other U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspensions of production, refusal of the FDA to grant future pre-market clearances or PMA approvals, withdrawals or suspensions of current clearances or approvals, and criminal prosecution. We are also required to report to the FDA if our products cause or contribute to death or serious injury or malfunction in a way that would likely cause or contribute to death or serious injury were the malfunction to recur; the FDA or other agencies may require the recall of products in the event of material defects or deficiencies in design or manufacturing. The FDA can also withdraw or limit our product approvals or clearances in the event of serious unanticipated health or safety concerns.

        In the third quarter of 2009, we received a Form FDA-483 "Inspectional Observations" in connection with an FDA audit of our Surgical Implant Segment, stating that: (1) we failed to follow our standard operating procedures to ensure that the designs of certain products were correctly transferred into production; (2) we failed to adequately analyze certain quality data to identify existing and potential causes of nonconforming product and quality problems, resulting in disposal or reworking of certain nonconforming parts in the later stages of our production processes; (3) our complaint handling procedures were not well defined to ensure that all complaints are processed in a uniform and timely manner; and (4) we failed to follow our standard operating procedures related to procurement to minimize receipt of nonconforming materials from suppliers. We promptly implemented corrective actions that we believe adequately address each Inspectional Observation and submitted a timely response to the FDA. We have not received any further communications from the FDA regarding this audit and the Inspectional Observations. We cannot assure you that the FDA will not take further action in the future, however.

        The State of California Health and Human Services, Food and Drug Branch ("FDB") audited our Vista manufacturing site in October 2010, and issued a Notice of Violation for this site stating that: (1) the type and extent of control to be exercised over suppliers was not clearly defined in our written standard operating procedures; (2) lack of evidence that certain employees had been adequately been trained on certain specific work instructions; and (3) certain corrective and preventive actions taken had not been verified or validated to ensure that the action was effective and did not adversely affect the finished device. We promptly implemented corrective and preventive actions that we believe are acceptable to the FDB. We have notified the FDB that this has occurred and we have not received any information from the FDB indicating objection to the remedial action taken.

        Even if regulatory approval or clearance of a medical device is granted, the FDA may impose limitations or restrictions on the use and indications for which the device may be labeled or promoted. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. FDA regulations prohibit a manufacturer from promotion for an unapproved or off-label use.

        The FDA has broad regulatory and enforcement powers. If the FDA determines we have failed to comply with applicable regulatory requirements, it can impose a variety of enforcement actions, from warning letters, fines, injunctions, consent decrees, and civil penalties, to suspension or delayed issuance of applications, seizure or recall of our products, total or partial shutdowns, withdrawals of approvals or clearances already granted, and criminal prosecution. The FDA can also require us to repair, replace, or refund the costs of devices we manufactured or distributed.

        We must obtain export certificates from the FDA before we can export certain of our products. We are also subject to extensive regulations that are similar to those of the FDA in many of the foreign countries in which we sell our products, including those in Europe, our largest foreign market. These include product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. The regulation of our products in the European Economic Area (which consists of the twenty-seven member states of the European Union, as well as Iceland, Liechtenstein and Norway) is governed by various directives and regulations promulgated by the European Commission and national governments. Only medical devices that comply with certain conformity requirements are allowed to be marketed within the European Economic Area. In addition, the national health or social security organizations of certain countries, including certain countries outside Europe, require our products to be qualified before they can be marketed in those countries.

        We have also implemented policies and procedures allowing us to position ourselves for the changing international regulatory environment. Our international surgical implant activities received an ISO 13485:2003 certification for its facilities and an EC Certificate for its many products. Receiving ISO 13485:2003 certification assists us in meeting international regulatory requirements to allow for export of products to Japan, countries in Europe, Australia and Canada. Our international surgical implant activities have also met the requisites for the Canadian Medical Device Requirements. Our International Segment has received ISO 9001 certification, EN46001 certification and certification to the Canadian Medical Device Regulation ("ISO 13485") and the European Medical Device Directive.

Third Party Reimbursement

        Our home therapy products, rigid knee braces, Regeneration products, and certain of our soft goods are generally prescribed by physicians and are eligible for third party reimbursement by government payors, such as Medicare and Medicaid, and private payors. Customer selection of our products depends, in part, on coverage of our products and whether third party payment amounts will be adequate. We believe that Medicare and other third party payors will continue to focus on measures to contain or reduce their costs through managed care and other methods. Medicare policies are important to our business because private payors often model their policies after the Medicare program's coverage and reimbursement policies.

        In recent years, Congress has enacted a number of laws that affect Medicare reimbursement for and coverage of DMEPOS, including many of our products. For instance, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Modernization Act") mandated a temporary freeze in annual increases in payments for durable medical equipment from 2004 through 2008, and established new clinical conditions for payment and quality standards. Under a competitive bidding structure provided in the Medicare Modernization Act and modified by subsequent legislation, Medicare no longer reimburses for certain products and services based on the Medicare fee schedule amount in designated competitive bidding areas. Instead, the Medicare program provides reimbursement for these items and services based on a competitive bidding process. Only those suppliers selected through the competitive bidding process within each designated region are eligible to have their products reimbursed by Medicare. The current round of the competitive program went into effect January 1, 2011 in nine geographic areas, with reimbursement to contract suppliers averaging 32% below the Medicare DMEPOS fee schedule amount for the nine product categories currently included in the program. The competitive bidding program is scheduled to be expanded in the future. While none of our products are included in the initial round, there is no assurance they will not be included in the future, in such case, if we are not selected as a contract supplier in a particular region or if contract prices are significantly below Medicare fee schedule reimbursement levels, it could have a material adverse impact on our sales and profitability. The CMS also has proposed revising the way Medicare sets payment amounts for all new DMEPOS, under which reimbursement could be based in part or in whole on functional assessments, price comparisons, and medical benefits assessments, although that methodology has not yet been finalized. Any changes in the basis for Medicare reimbursement of our products could have a material adverse impact on our results of operations.

        Medicare DMEPOS suppliers (other than certain exempted professionals) must be accredited by an approved accreditation organization as meeting DMEPOS Quality Standards adopted by CMS, including specific requirements for suppliers of custom fabricated and custom fitted orthoses and certain prosthetics. The portion of our business serving in a Medicare supplier capacity has been accredited. Most Medicare DMEPOS suppliers also must post a $50,000 surety bond from an authorized surety, with higher amounts required for certain "high-risk" suppliers. We believe we are in compliance with current surety bond requirements. If in the future we fail to maintain our Medicare accreditation status and/or do not comply with Medicare surety bond or supplier standard requirements, or if these requirements are expanded or if additional conditions for coverage or payment are adopted in the future, it could adversely impact our profits and results of operation.

        On August 7, 2009, CMS issued the Transmittal, requiring a change in procedures in "stock and bill" arrangements for Medicare beneficiaries. The Transmittal was originally scheduled to go into effect on September 8, 2009. CMS first delayed the effective date until March 1, 2010, and then, on February 4, 2010, CMS rescinded the Transmittal in order to consider other implementation dates. If implemented, the Transmittal would require products dispensed to a Medicare beneficiary from the inventory in our OfficeCare accounts in physician office settings to be fitted and billed to Medicare by the physician rather than by us. Title to the product would have to pass to the physician at the time the product was dispensed to the patient. The effect of this change in most instances would be to convert a billing opportunity by us into a sale to the physician at a wholesale price. If the Transmittal were to become effective as written, it could adversely affect the revenue and, to a lesser extent, profitability of our OfficeCare business.

        On March 23, 2010, the President signed into law the Patient Protection and Affordable Care Act, which was amended by a second bill signed into law on March 30, 2010, known as the Health Care and Education Reconciliation Act (collectively referred to as the "Affordable Care Act" or "ACA"). The ACA is a sweeping measure designed to expand access to affordable health insurance, control healthcare spending, and improve healthcare quality. Several provisions of the ACA specifically impact the medical equipment industry. Among other things, the ACA eliminates the full inflation update to the DMEPOS fee schedule for the years 2011 through 2014. Instead, beginning in 2011, the ACA reduces the inflation update for DMEPOS by a "productivity adjustment" factor intended to reflect productivity gains in delivering healthcare services. The productivity adjustment is to be based on the change in the 10-year moving average of changes in annual economy-wide private nonfarm business multifactor productivity. For 2011, the inflation update is 1.1% and the productivity adjustment is 1.2%, resulting in a 0.1% reduction to DMEPOS fee schedule amounts. The ACA also increases to 91 the number of geographic areas to be included in round two of the DMEPOS competitive bidding program; bidding is expected to take place in 2011. Further, the ACA requires the Secretary to use competitive bidding payment information to adjust DMEPOS payments in areas outside of competitive bidding areas beginning in 2016. The ACA also imposes a new annual federal excise tax on certain medical device manufacturers and importers. Specifically, for sales on or after January 1, 2013, manufacturers, producers, and importers of taxable medical devices must pay as an excise tax 2.3% of the price for which the devices are sold. The ACA also establishes new Medicare and Medicaid program integrity provisions, including expanded documentation requirements for Medicare DMEPOS orders and more stringent procedures for screening Medicare and Medicaid DMEPOS suppliers, along with broader expansion of federal fraud and abuse authorities. Although the eventual impact of the health reform provisions of the ACA are still uncertain, it is possible that the legislation will have a material adverse impact on our business.

        In addition, the ACA establishes new disclosure requirements regarding financial arrangements between medical device and supply manufacturers and physicians, including physicians who serve as consultants, effective March 31, 2013. A number of states also have enacted specific marketing and payment disclosure requirements and other states may do so in the future. Likewise, in recent years, voluntary industry guidelines have been adopted regarding device manufacturer financial arrangements with physicians and other healthcare professionals. We cannot determine at this time the impact, if any, of such requirements or voluntary guidelines on our relationships with surgeons, but there can be no assurances that such requirements and guidelines would not impose additional costs on us and/or adversely affect our consulting and other arrangements with surgeons.

        On August 27, 2010, CMS published a final rule that, among other things, prohibits suppliers from sharing a practice location in certain circumstances, imposes new physical facility requirements on suppliers, clarifies the prohibition on the direct solicitation of Medicare beneficiaries, generally prohibits suppliers from contracting with another individual to perform licensed services, and clarifies a number of other supplier operational requirements. The rule generally is effective September 27, 2010 (although there are separate deadlines for compliance with the physical facility standards for existing suppliers with leases that expire after that date). We believe we are in compliance with the requirements of the new rule. In addition, on February 2, 2011, CMS published a final rule implementing the ACA provider and supplier screening provisions, effective March 25, 2011. Under the final rule, DMEPOS suppliers could be subject to verification of compliance with enrollment and licensure requirements, database checks, unannounced site visits, and, for newly-enrolling suppliers, fingerprint-based criminal history record checks of law enforcement repositories. The rule also imposes application fees on providers and suppliers; authorizes CMS and states to impose moratoria on new provider enrollment to protect against a high risk of fraud; authorizes the suspension of payments pending an investigation of a credible allegation of fraud; and expands health program termination authority. We are currently reviewing the new policy, but there can be no assurances that it will not increase compliance costs or otherwise adversely impact our results of operation.

        In response to pressure from certain groups (primarily orthotists), the United States Congress and state legislatures have periodically considered proposals that limit the types of orthopedic professionals who can fit or sell our orthotic device products or who can seek reimbursement for them. Several states have adopted legislation which imposes certification or licensing requirements on the measuring, fitting and adjusting of certain orthotic devices. Although some of these state laws exempt manufacturers' representatives, other states' laws subject the activities of such representatives to certification or licensing requirements. Additional states may be considering similar legislation. Such laws could reduce the number of potential customers by restricting the activities of our sales representatives in those jurisdictions where such legislation or regulations are enacted. Furthermore, because the sales of orthotic devices are driven in part by the number of professionals who fit and sell them, laws that limit these activities potentially could reduce demand for these products. We may not be successful in opposing the adoption of such legislation or regulations and, therefore, such laws could have a material adverse impact on our business.

        In addition, efforts have been made to establish similar requirements at the federal level for the Medicare program. For example, in 2000, Congress passed the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA"). BIPA contained a provision requiring, as a condition for payment by the Medicare program, that certain certification or licensing requirements be met for individuals and suppliers furnishing certain, but not all, custom-fabricated orthotic devices. Although CMS has not implemented this requirement to date, Medicare follows state requirements in those states that require the use of an orthotist or prosthetist for furnishing of orthotics or prosthetics. We cannot predict the effect of implementation of BIPA or implementation of other such laws will have on our business.

        Our business also can be impacted by changes in state healthcare legislative and regulatory policies being adopted as a result of state budgetary shortfalls. These changes have included reductions in provider and supplier reimbursement levels under state Medicaid programs, including in some cases reduced reimbursement for DMEPOS items, and/or other Medicaid coverage restrictions. In addition, on February 14, 2011, President Obama released his proposed federal fiscal year 2012 budget, which would, if enacted, reduce federal reimbursement to states for their Medicaid DME expenditures by basing aggregate reimbursement on what the federal government would have paid under the Medicare DMEPOS competitive bidding program. While the proposal would require Congressional approval, if enacted it is expected to reduce Medicaid reimbursement for DME by $2.35 billion over five years. As states continue to face significant financial pressures, it is possible that state health policy changes will adversely affect our profitability.

        Our international sales also depend in part upon the eligibility of our products for reimbursement through third party payors, the amount of reimbursement and the allocation of payments between the patient and third party payors. Reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for third party reimbursement. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the foreign countries in which our products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent reimbursement standards. For example, in Germany, our largest foreign market, new regulations generally require adult patients to pay a portion of the cost of each medical technical device prescribed. This may adversely affect our sales and profitability by making it more difficult for patients in Germany to pay for our products. Any developments in our foreign markets that eliminate, reduce or materially modify coverage of, and reimbursement rates for, our products could have an adverse impact on our ability to sell our products.

Fraud and Abuse

        We are subject to various federal and state laws and regulations pertaining to healthcare fraud and abuse. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs and TRICARE (the healthcare program for active duty military, retirees and their families managed by the Department of Defense). We have no reason to believe that our operations are not in material compliance with such laws. However, because these laws and regulations are broad in scope and may change, we may be required to alter one or more of our practices to be in compliance with these laws. In addition, the occurrence of one or more violations of these laws or regulations, a challenge to our operations by a governmental authority under these laws or regulations or a change in the laws or regulations may have a material adverse impact on our financial condition and results of operations.

  Anti-Kickback and Other-Fraud Laws

        Our operations are subject to federal and state anti-kickback laws. Certain provisions of the Social Security Act, commonly referred to as the Anti-Kickback Statute, prohibit persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of remuneration has been broadly interpreted to include anything of value, including such items as gifts, discounts, waiver of payments, and providing anything at less than its fair market value. The HHS has issued regulations, commonly known as safe harbors, which set forth certain conditions, which if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. The penalties for violating the Anti-Kickback Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs.

        Recently, certain manufacturers of implant products entered into monetary settlement agreements, corporate integrity agreements and deferred prosecution agreements with the DOJ based upon allegations that, among other things, they entered into a variety of consulting and other agreements with physicians as improper inducements to those physicians to use the manufacturers' products in violation of the federal Anti-Kickback Statute. We believe that remuneration paid to surgeons with whom we have agreements represents fair market value for legitimate designing, consulting and advisory services rendered on our behalf.

        Our OfficeCare program is a stock and bill arrangement through which we make products and services available in the offices of physicians or other providers. In conjunction with the OfficeCare program, we may pay participating physicians a fee for rental space and support services provided by such physicians to us. In a February 2000 Special Fraud Alert, the OIG indicated that it may scrutinize stock and bill programs involving excessive rental payments or rental space for possible violation of the Anti-Kickback Statute, but noted that legitimate arrangements, including fair market value rental arrangements, will not be considered violations of the statute. We believe that we have structured our OfficeCare program to comply with the Anti-Kickback Statute.

  HIPAA

        HIPAA created two new federal crimes effective as of August 21, 1996, relating to healthcare fraud and false statements regarding healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing or attempting to execute a scheme or artifice to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. HIPAA applies to any healthcare benefit plan, not just Medicare and Medicaid. Additionally, HIPAA granted expanded enforcement authority to HHS and the DOJ and provided enhanced resources to support the activities and responsibilities of the HHS, OIG and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to healthcare delivery and payment. In addition, HIPAA mandates the adoption of standards for the electronic exchange of health information, as described below in greater detail under "Federal Privacy and Transaction Law and Regulations."

  Physician Self-Referral Laws

        We may also be subject to federal and state physician self-referral laws. Federal physician self-referral legislation, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain "designated health services" if the physician or an immediate family member of the physician or a physician organization in which the physician participates has any financial relationship with the entity. Durable medical equipment and orthotics are included as designated health services. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per referral and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Both the scope and exceptions for such laws vary from state to state.

  False Claims Laws

        Under multiple state and federal statutes, submissions of claims for payment that are "not provided as claimed" may lead to civil money penalties, criminal fines and imprisonment and/or exclusion from participation in Medicare, Medicaid and other federally funded state health programs. These false claims statutes include the federal False Claims Act, which prohibits the knowing filing of a false claim or the knowing use of false statements to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, commonly known as whistleblowers, may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action. A number of states have enacted false claims acts that are similar to the federal False Claims Act.

        The federal government has used the federal False Claims Act to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against Medicare and state healthcare programs. The government and a number of courts also have taken the position that claims presented in violation of certain other statutes, including the federal Anti-Kickback Statute or the Stark Law, can be considered a violation of the federal False Claims Act, based on the theory that a provider impliedly certifies compliance with all applicable laws, regulations and other rules when submitting claims for reimbursement.

        On May 20, 2009, President Obama signed into law the Fraud Enforcement and Recovery Act of 2009 ("FERA"). Among other things, FERA modifies the federal False Claims Act by expanding liability to contractors and subcontractors who do not directly present claims to the federal government. FERA also expands False Claims Act liability for what is referred to as a "reverse false claim" by explicitly making it unlawful to knowingly conceal or knowingly and improperly avoid or decrease an obligation owed to the federal government. FERA also seeks to clarify that liability exists for attempts to avoid repayment of overpayments, including improper retention of federal funds. FERA also expands the government's ability to use the Civil Investigative Demand process to investigate defendants, and permits government complaints in intervention to relate back to the filing of the whistleblower's original complaint. FERA is likely to increase both the volume and liability exposure of False Claims Act cases brought against healthcare entities.

        Additional fraud and abuse measures were adopted as part of the ACA. Specifically, the ACA increases funding for program integrity initiatives, modifies screening procedures for providers and suppliers before and after granting Medicare billing privileges and establishes new and enhanced penalties and procedures to deter fraud and abuse. The ACA also specifically adds a requirement that physician orders for covered items of DME must be written by a physician and must document that a physician, a physician assistant, a nurse practitioner, or a clinical nurse specialist has had a face-to-face encounter (including through the use of telehealth) with the individual involved during the six-month period preceding such written order, or other reasonable timeframe as determined by the Secretary of Health and Human Services. The scope of these new provisions will be identified in future rulemaking.

Governmental Audits

        Because we participate in governmental programs as a supplier of medical devices, our operations are subject to periodic surveys and audits by governmental entities or contractors to assure compliance with Medicare and Medicaid standards and requirements. To maintain our billing privileges, we are required to comply with certain supplier standards, including licensure and documentation requirements for our claims submissions. From time to time in the ordinary course of business, we, like other healthcare companies, are audited by, or receive claims documentation requests from, governmental entities, which may identify certain deficiencies based on our alleged failure to comply with applicable supplier standards or other requirements. Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. Among other things, the ACA expanded the Recovery Audit Contractors ("RAC") program, an audit tool that utilizes private companies operating on a contingent fee basis to identify and recoup Medicare overpayments. We have historically been subject to pre and post-payment reviews as well as audits of claims and may experience such reviews and audits of claims in the future. We review and assess such audits or reports and attempt to take appropriate corrective action. We are also subject to surveys of our facilities for compliance with the supplier standards.

        We have also been subject to periodic audits of our compliance with other federal requirements for our facilities and related quality and manufacturing processes. Our Surgical Implant facility in Austin, Texas received an FDA warning letter received in 2009, which is described above in the section "FDA and Similar Foreign Government Regulations."

Federal Privacy and Transaction Law and Regulations

        HIPAA impacts the transmission, maintenance, use and disclosure of protected health information. Since HIPAA was enacted in 1996, numerous implementing regulations have been issued, including, but not limited to: (1) standards for the privacy of individually identifiable health information, (2) security standards, (3) standards for electronic transactions, and (4) standard unique national provider identifier. CMS has also issued regulations governing the enforcement of the Administrative Simplification Rules. Sanctions for violation of HIPAA and /or the Administrative Simplification Rules include criminal and civil penalties.

        HIPAA applies to covered entities, which includes certain healthcare providers who conduct certain transactions electronically. As such, HIPAA and the Administrative Simplification Rules apply to certain aspects of our business. The effective date for all of the Administrative Simplification Rules outlined above has passed, and, as such, all of the Administrative Simplification Rules are in effect. To the extent applicable to our operations, we are currently in compliance with HIPAA and the applicable Administrative Simplification Rules.

        On February 17, 2009, President Obama signed into law the HITECH Act as part of the American Recovery and Reinvestment Act. This economic stimulus package includes many healthcare policy provisions, including strengthened federal privacy and security provisions to protect personally-identifiable health information, such as notification requirements for health data security breaches. Many of the details of the new requirements are being implemented through regulations, including an October 2009 interim final rule on the HITECH health information security enforcement provisions and a July 2010 proposed rule implementing certain privacy, security, and enforcement provisions. We are reviewing these new requirements to assess the potential impact on our operations.

Employees

        As of December 31, 2010, we had approximately 4,660 employees. Of these, approximately 3,125 were engaged in production and production support, approximately 35 in research and development, approximately 1,120 in sales and support, and approximately 380 in various administrative capacities including third party billing. Of these employees, approximately 1,890 were located in the United States, approximately 2,015 were located in Mexico and approximately 755 were located in various other countries, primarily in Europe. Our workforce in the United States is not unionized; however, portions of our workforce in Europe are unionized. We have not experienced any strikes or work stoppages, and our management considers our relationship with our employees to be good.

Segment and Geographic Information

        Information about our segments and geographic areas can be found in Note 21 of the notes to the audited consolidated financial statements included elsewhere in this prospectus.

Properties

        Information about our facilities is set forth in the following table:

Location	Use	Status	Lease Termination Date	Square Feet (in thousands)
Vista, California	Corporate headquarters, operations manufacturing facility, research and development	Leased	August 2021	132
Tijuana, Mexico	Manufacturing and distribution facility	Leased	September 2016	286
Asheboro, North Carolina	Manufacturing and distribution facility	Owned	N/A	115
Indianapolis, Indiana	Distribution facility	Leased	October 2016	110
Mequon, Wisconsin	Office, manufacturing and distribution facility	Leased	June 2024	95
Shoreview, Minnesota	Operations, medical billing	Leased	October 2011(a)	94
Clear Lake, South Dakota	Manufacturing, distribution and refurbishment, and repair facility	Owned	N/A	54
Austin, Texas	Operations and manufacturing facility, warehouse, research and development	Leased	March 2012(b)	53
Sfax, Tunisia	Manufacturing facility	Leased	December 2013	47
Milwaukee, Wisconsin	Warehouse and distribution facility	Leased	Month-to-Month	42
Mouguerre, France	Office and distribution	Leased	October 2016	38
Freiburg, Germany	Distribution facility	Leased	November 2014	26
Freiburg, Germany	Distribution facility	Leased	December 2014	22
Herentals, Belgium	Distribution facility	Leased	December 2013	26
Asheboro, North Carolina	Retail and storage	Owned	N/A	16
Guildford, United Kingdom	International headquarters, distribution facility	Leased	July 2016	8
Hixson, Tennessee(c)	N/A	Owned	N/A	165
Other various locations	Various	Leased	Various	118

(a)
Renewable, at our option, for one additional five-year term.

(b)
Renewable, at our option, for two additional five-year terms.

(c)
Our buildings in Hixson, Tennessee are currently held for sale.

Legal Proceedings

        The manufacture and sale of orthopedic devices and related products exposes us to a significant risk of product liability claims. From time to time, we have been, and we are currently, subject to a number of product liability claims alleging that the use of our products resulted in adverse effects. Even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business. If there is a significant increase in the number of product liability claims, our business could be adversely affected.

  Pain Pump Litigation

        We are named as one of several defendants in a number of product liability lawsuits related to a disposable drug infusion pump product ("pain pump") manufactured by two third party manufacturers that we distributed through our Bracing and Vascular Segment. We are currently named in lawsuits involving approximately 75 plaintiffs. We discontinued our sale of these products in the second quarter of 2009.

  Cold Therapy Litigation

        Since mid-2010, we have been named in nine multi-plaintiff lawsuits involving a total of 210 plaintiffs, alleging that the plaintiffs had been injured following use of certain cold therapy products manufactured by the Company. These lawsuits are in their early stages of discovery. The complaints are not specific as to the nature of the injuries, but allege various product liability theories, including inadequate warnings regarding the risks associated with the use of cold therapy and failure to incorporate certain safety features into the design. No specific dollar amounts of damages are alleged and as of July 2, 2011, we cannot estimate a range of potential loss. We intend to defend these matters aggressively.

MANAGEMENT

        The following table sets forth information about the directors and executive officers of our indirect parent, DJO. The executive officers of DJO are also the executive officers of DJOFL.

Name	Age	Position
Michael P. Mogul	46	President, Chief Executive Officer and Director; Manager of DJOFL
Vickie L. Capps	50	Executive Vice President, Chief Financial Officer and Treasurer; Manager of DJOFL
Luke T. Faulstick	48	Executive Vice President and Chief Operating Officer
Donald M. Roberts	62	Executive Vice President, General Counsel and Secretary; Manager of DJOFL
Thomas A. Capizzi	52	Executive Vice President, Global Human Resources
Stephen J. Murphy	47	Executive Vice President, Sales and Marketing, International Commercial Businesses
Andrew P. Holman	43	Executive Vice President, Sales and Marketing, U.S. Commercial Businesses
Leslie H. Cross	60	Chairman of the Board
Chinh E. Chu	44	Director
Julia Kahr	33	Director
Sidney Braginsky	74	Director
Bruce McEvoy	34	Director
Phillip J. Hildebrand	58	Director
Lesley Howe	67	Director
Paul LaViolette	54	Director

        Michael P. Mogul—President, Chief Executive Officer and Director.    Mr. Mogul was appointed President, Chief Executive Officer and Director of DJO and Manager of DJOFL in June 2001. Prior to joining DJO, Mr. Mogul served as President and subsequently Group President of Orthopaedics for Stryker Corp. from 2005 until his transition to DJO in 2011. Prior to that, he served as Managing Director of Stryker Germany, Austria and Switzerland, where he led the rebuilding of those organizations following the Howmedica acquisition. From 1994 to 2000, he served as Vice President, Sales for the Osteonics Division of Stryker, where he led the successful integration of the U.S. Osteonics and Howmedica sales teams. Mr. Mogul served as General Manager of the Osteonics Instrument Business Unit, Assistant to the Chairman and Regional Sales Manager of Stryker Instruments. He joined Stryker in 1989 as Sales Representative for Stryker Instruments after starting his career in 1986 as an Account Manager for NCR Corp. Mr. Mogul received a Bachelor of Science Degree from the University of Colorado and has attended the Advanced Management Program at the Harvard Business School.

        Vickie L. Capps—Executive Vice President, Chief Financial Officer and Treasurer.    Ms. Capps was appointed Executive Vice President, Chief Financial Officer and Treasurer of DJO and DJOFL as of the effective date of the DJO Merger. Ms. Capps became one of DJOFL's managers in 2010. Prior to the DJO Merger, Ms. Capps served as the Executive Vice President, Chief Financial Officer and Treasurer of DJO Opco since July 2002. From September 2001 until July 2002, Ms. Capps was employed by AirFiber, a privately held provider of broadband wireless solutions, where she served as Senior Vice President, Finance and Administration and Chief Financial Officer. From July 1999 to July 2001, Ms. Capps served as Vice President of Finance and Administration and Chief Financial Officer for Maxwell Technologies, Inc., a publicly traded technology company. From 1992 to 1999, Ms. Capps served in various positions, including Chief Financial Officer, with Wavetek Wandel Goltermann, Inc., a multinational communications equipment company. Ms. Capps also served as a senior audit and accounting professional for Ernst & Young LLP from 1982 to 1992. Ms. Capps is a California Certified Public Accountant and received a B.S. degree in business administration/accounting from San Diego State University. Ms Capps served on the board of directors and was a member of the audit committee and chairperson of the nominating and governance committee of SenoRx, Inc., a publicly traded medical device company, until the company was sold in July, 2010.

        Luke T. Faulstick—Executive Vice President and Chief Operating Officer.    Mr. Faulstick was appointed President, Global Operations as of the effective date of the DJO Merger and his title was changed to Executive Vice President and Chief Operating Officer in May 2008. Previously, Mr. Faulstick served as Chief Operating Officer of DJO Opco from March 2006 to November 2007, Senior Vice President of Operations from August 2003 to March 2006 and Vice President of Operations from August 2001 to August 2003. From 1998 to June 2001, Mr. Faulstick served as General Manager for Tyco Healthcare. From 1996 to 1998, Mr. Faulstick served as Plant Manager for Mitsubishi Consumer Electronics. In 1994, he started a contract manufacturing business that supplied products to the medical, electronic and photographic industries. Mr. Faulstick began his career in 1985 working for Eastman Kodak Company in Rochester New York where he held various positions in Engineering, Marketing, and Product Research and Development. He currently serves on the board of directors of Power Partners, Inc., a privately held power transmission manufacturer. Mr. Faulstick received a B.S. in engineering from Michigan State University and an M.S. in engineering from Rochester Institute of Technology.

        Donald M. Roberts—Executive Vice President, General Counsel and Secretary.    Mr. Roberts was appointed Executive Vice President, General Counsel and Secretary of DJO and DJOFL as of the effective date of the DJO Merger. Mr. Roberts became one of DJOFL's managers in 2010. Prior to the DJO Merger, Mr. Roberts served as Senior Vice President, General Counsel and Secretary of DJO Opco since December 2002. From 1994 to December 2002, Mr. Roberts served as Vice President, Secretary and General Counsel for Maxwell Technologies, Inc., a publicly held technology company. Previous to that, he was with the Los Angeles-based law firm of Parker, Milliken, Clark, O'Hara & Samuelian for 21 years. Mr. Roberts was a shareholder in the firm, having served as partner in a predecessor partnership. Mr. Roberts received his undergraduate degree in political science from Yale University and earned his J.D. at the University of California, Berkeley, Boalt Hall School of Law.

        Thomas A. Capizzi—Executive Vice President, Global Human Resources.    Mr. Capizzi was appointed Executive Vice President, Global Human Resources of DJO and DJOFL as of the effective date of the DJO Merger. Prior to the DJO Merger, Mr. Capizzi served as Senior Vice President, Human Resources of DJO Opco since July 2007. From 2001 to July 2007, Mr. Capizzi served as Vice President, Worldwide Human Resources & Administration for Magellan GPS, a Consumer Electronics Company. Previous to that, from 1999 to 2001, he was Vice President, HR, Chief Administrative Officer for PCTEL a publicly held Telecommunications and Modem Technology Company. From 1997 to 1999 he served as Corporate Vice President, Human Resources for McKesson, a Medical Distribution and Pharmaceutical Solution company. Mr. Capizzi has held various other Human Resources Management positions in companies such as Charles Schwab, Genentech, PepsiCo and The Hertz Corporation. Mr. Capizzi brings well over 25 years of Human Resources experience. Mr. Capizzi received his undergraduate degree in Psychology and Philosophy from Cathedral College/St. John University and his post graduate work in Organizational Development from the New School.

        Stephen J. Murphy—Executive Vice President, Sales and Marketing, International Commercial Business.    Mr. Murphy was appointed Executive Vice President, Sales and Marketing, International Commercial Business of DJO in September 2009. Prior to September 2009, Mr. Murphy served as Senior Vice President, International Sales and Marketing of DJO since the DJO Merger and before that in various international positions with DJO Opco since August 2001. Prior to this, Mr. Murphy served in similar positions with DonJoy, LLC, since June 1999 and served in various international sales and marketing positions since 1992 with affiliates of DonJoy, LLC's predecessor, Smith & Nephew, Inc., assuming responsibility first for the Medical Business of Smith & Nephew in Ireland and later for the international business of the S&N Homecraft Rehabilitation business, based in England. Mr. Murphy began his career as an accountant with Smith & Nephew Ireland in 1991. He is a Chartered Management Accountant and completed his studies at the Accountancy and Business College in Dublin in 1991.

        Andrew P. Holman—Executive Vice President, Sales and Marketing, U.S. Commercial Businesses.    Mr. Holman was appointed Executive Vice President, Sales & Marketing, U.S. Commercial Businesses of DJO in September 2009. Prior to September 2009, Mr. Holman served as President, Americas for the Orthopaedics Division of Smith & Nephew from October 2007 to June 2009. He served as General Manager, Americas of the Reconstructive Joint Division of Smith & Nephew from October 2006 to October 2007, and was the U.S. Vice President of Sales of the Reconstructive Joints Division from October 2005 to September 2006. Prior to that, Mr. Holman served as U.S. Vice President of Sales for Codman & Shurtleff, Inc, a division of Johnson & Johnson from April 2003 to October 2005. He also served as U.S. Director of Sales for Codman & Shurtleff, Inc, a division of Johnson & Johnson from April 2001 to April 2003. From July 2000 to April 2001, Mr. Holman served as a Product Manager for Codman & Shurtleff. Prior to his tenure at Johnson & Johnson, Mr. Holman served in various sales, sales management, and marketing roles at Boston Scientific Corporation in the Microvasive Urology Division. His experience in sales began with three years as a direct sales representative for Xerox Corporation. Mr. Holman graduated Magna Cum Laude from Rollins College with a B.S. in Psychology.

        Leslie H. Cross—Chairman of the Board.    Mr. Cross was elected Chairman of the Board in June 2011. Prior to June 2011, Mr. Cross was CEO of DJO and DJOFL and one of DJO's directors as of the effective date of the DJO Merger, and was President in May 2008, until Mr. Cross's retirement in June 2011. Mr. Cross became one of DJOFL's managers in January 2009. Mr. Cross recently retired as CEO and President of DJO. Prior to the DJO Merger, Mr. Cross was the CEO and President and a member of the board of directors of DJO Opco since August 2001. He served as the Chief Executive Officer and a Manager of DonJoy, L.L.C., from June 1999 until November 2001, and has served as President of DJO, LLC, or its predecessor, the Bracing & Support Systems division of Smith & Nephew, Inc., since June 1995. From 1990 to 1994, Mr. Cross held the position of Senior Vice President of Marketing and Business Development of the Bracing & Support Systems division of Smith & Nephew. He was a Managing Director of two different divisions of Smith & Nephew from 1982 to 1990. Prior to that time, he worked at American Hospital Supply Corporation. Mr. Cross earned a diploma in medical technology from Sydney Technical College in Sydney, Australia and studied business at the University of Cape Town in Cape Town, South Africa.

        Chinh E. Chu—Director.    Mr. Chu became one of DJO's directors immediately after the completion of the acquisition of DJO by an affiliate of The Blackstone Group L.P. in November 2006, and became Chairman of the Board in January 2009. Mr. Chu is a senior managing director of The Blackstone Group. An affiliate of The Blackstone Group owns substantially all of the capital stock of DJO. Since joining Blackstone in 1990, Mr. Chu has led the execution of The Blackstone Group's investments in Healthmarkets, Inc., SunGuard Data Systems Inc., Nalco, Celanese, Nycomed and LIFFE. He has also been involved in the execution of Blackstone's investments in Graham Packaging, Sirius Satellite Radio, StorageApps, Haynes International, Prime Succession/Rose Hills, Interstate Hotels, HFS and Alco Holdings. Before joining The Blackstone Group, Mr. Chu worked at Salomon Brothers in the Mergers & Acquisitions Department. Mr. Chu currently serves on the boards of directors of Catalent, Graham Packaging, SunGard Data Systems Inc., Healthmarkets, Inc, Bayview Financial Holdings, Bank United Financial Corporation and Freescale Semiconductor. Mr. Chu was formerly a director of Celanese Corporation and Financial Guaranty Insurance Company.

        Julia Kahr—Director.    Ms. Kahr became one of DJO's directors immediately after the completion of the acquisition of DJO by an affiliate of The Blackstone Group L.P. in November 2006. Ms. Kahr is currently a managing director of The Blackstone Group. Before joining The Blackstone Group in 2004, Ms. Kahr was a Project Leader at the Boston Consulting Group, where she worked with companies in a variety of industries, including financial services, pharmaceuticals, media and entertainment, and consumer goods. Ms. Kahr is a director of Summit Materials. Ms. Kahr is also the sole author of Working Knowledge, a book published by Simon & Schuster in 1998.

        Sidney Braginsky—Director.    Mr. Braginsky became one of DJO's directors on December 14, 2006. Mr. Braginsky has been President, Chief Executive Officer and Chairman of the Board of Atropos Technology, LLC since July 2000. Mr. Braginsky also serves a director of Double D (Devices and Diagnostics), a Venture Capital Fund and is Chairman and CEO of Digilab LLC, a molecular spectroscopy division acquired by Atropos in 2001. Double D and Digilab LLC are both affiliated with Atropos Technology, LLC. Before joining Atropos, Mr. Braginsky served as President of Olympus America, Inc. where he built a large business focused on optical products. Prior to Olympus America, Mr. Braginsky served as President and Chief Operating Officer of Mediscience Technology Corp., a designer and developer of diagnostic medical devices for cancer detection. Mr. Braginsky currently serves on the board of directors and audit committees of MELA Sciences, Inc (formerly Electro-Optical Sciences, Inc.) and Invendo Medical GmbH. Mr. Braginsky formerly served on the board of directors of Diomed Holdings, Inc., Geneva Acquisition Corp, and Noven Pharmaceuticals, Inc.

        Bruce McEvoy—Director.    Mr. McEvoy became one of DJO's directors in August 2007. Mr. McEvoy is a principal of The Blackstone Group L.P.. Before joining The Blackstone Group in 2006, Mr. McEvoy worked as an Associate at General Atlantic from 2002 to 2004 and was a consultant at McKinsey & Company from 1999 to 2002. Mr. McEvoy currently serves on the boards of directors of Catalent, RGIS Inventory Services, Performance Food Group and SeaWorld Parks and Entertainment; all of which are privately held. Mr. McEvoy formerly served on the board of Vistar.

        Phillip J. Hildebrand—Director.    Mr. Hildebrand became one of DJO's directors in December 2008. Mr. Hildebrand serves as President, Chief Executive Officer and a director of HealthMarkets, Inc., a company in which affiliates of The Blackstone Group L.P. own a 55.6% equity interest. Mr. Hildebrand is also Chairman, President and Chief Executive Officer of The MEGA Life and Health Insurance Company, Mid-West National Life Insurance Company of Tennessee, The Chesapeake Life Insurance Company, Fidelity First Insurance Company and Insphere Insurance Solutions, Inc. Before joining HealthMarkets, Mr. Hildebrand served in several senior management positions during his 33 years at the New York Life Insurance Company, retiring in 2008 as Vice Chairman.

        Lesley Howe—Director.    Mr. Howe became one of DJO's directors in January 2009. Mr. Howe has over 40 years of financial accounting and management experience. He was with KPMG for 30 years until his retirement as Area Managing Partner/Managing Partner of that firm's Los Angeles office. From 2001 until its sale in 2007, Mr. Howe served as CEO of Consumer Networks LLC, a privately owned San Diego based internet marketing firm. Mr. Howe served on the Board of Directors of DJO Opco from October 2002 to the date of the DJO Merger. Mr. Howe currently serves on the boards of directors of NuVasive, Inc.,Volcano Corporation, P.F. Chang's China Bistro Inc. and Jamba Inc.

        Paul LaViolette—Director.    Mr. LaViolette became one of DJO's directors in January 2009. Mr. LaViolette is a Partner with SV Life Sciences, a capital advisor and manager in the human life sciences sector. Mr. LaViolette served as Chief Operating Officer of Boston Scientific Corporation, a worldwide leader in less invasive medical devices, from 2004 until the end of 2008. Prior to 2004, Mr. LaViolette held marketing and general management positions at CR Bard, and various marketing roles at The Kendall Company, at that time a subsidiary of Colgate Palmolive. He currently serves on the boards of directors of the following public companies: TranS1, Inc., Thoratec Corp., and Conceptus Incorporated. He also serves on the board of directors for the following privately-held companies:

Cameron Health Inc., DirectFlow Medical, Inc., DC Devices, Inc., ValenTx Inc., and CardioFocus, Inc. He previously served on the board of directors and on the Executive Committee of the Advanced Medical Technology Association ("ADVAMED"), the world's largest medical technology association as well as on the boards of directors of Urologix, Inc. and Percutaneous Valve Technologies, Inc.

Corporate Governance Matters

        Background and Experience of Directors.    When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the DJO Board of Directors to satisfy its oversight responsibilities effectively in light of DJO's business and structure, the DJO Board of Directors focused primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth immediately above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of DJO's business. In particular, the members of the DJO Board of Directors considered the following important characteristics: (i) Mr. Chu, Ms. Kahr and Mr. McEvoy are representatives appointed by The Blackstone Group L.P., an affiliate of our principal stockholder, and have significant financial and investment experience from their involvement in The Blackstone Group's investment in numerous portfolio companies and have played active roles in overseeing those businesses, (ii) Our Chief Executive Officer, has extensive experience in the orthopedic device industry and in executive management, (iii) our Chairman of the Board, Mr. Cross, recently retired as CEO and President and has extensive experience in the orthopedic devices industry and (iv) our outside directors have a diverse background of management, accounting and financial experience from the healthcare and medical device industries, as well as other industries: Specifically Mr. Howe, is the Chairman of our Audit Committee and is an audit committee financial expert, as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act, by virtue of his years of experience with a major auditing firm, as well as in various senior management and board positions; Mr. Braginsky, brings both financial and management experience in a diverse range of businesses, as well as audit and board service; Mr. Hildebrand, brings extensive management and Board level experience in the healthcare and insurance industries; and Mr. LaViolette, brings extensive experience from management positions in life sciences, medical device and related businesses, as well as service on the board of public and private companies and on the board of ADVAMED, the world's largest medical technology association.

        In recommending directors, our Board of Directors considers the specific background and experience of the Board members and other personal attributes in an effort to provide a diverse mix of capabilities, contributions and viewpoints which the Board believes enables it to function effectively as the Board of Directors of a company with our size and nature of business.

        Board Leadership Structure.    Our Board of Directors is led by the Chairman of the Board Mr. Cross, who is the former CEO and President, will serve as the Chairman of the Board until at least December 31, 2011. The Chief Executive Officer position is and will remain separate from the Chairman position. We believe that the separation of the Chairman and CEO positions is appropriate for a company of the size and nature of DJO.

        Role of Board in Risk Oversight.    The Board of Directors has extensive involvement in the oversight of risk related to the company and its business. The Audit Committee of the Board plays a key role in representing and assisting the Board in discharging its oversight responsibility relating to the accounting, reporting and financial practices of the company, including the integrity of our financial statements, the surveillance of administrative and financial controls and the company's compliance with legal and regulatory requirements. Through its regular meetings with management, including legal, regulatory, compliance and internal audit functions, the Audit Committee reviews and discusses all of the principal functions of our business and updates the Board of Directors on all material matters.

        Audit Committee.    Our Audit Committee consists of four appointed Directors, Mr. Howe (Chairman), Mr. Braginsky, Ms. Kahr and Mr. McEvoy. As a privately held company, our Audit Committee is not required to be composed of only independent directors. We believe that Messrs. Howe and Braginsky each meet the definition of an independent director under the Rules of the New York Stock Exchange. Our Board of Directors has determined that Mr. Howe is an audit committee financial expert, as defined in SEC Regulation S-K Item 407 (d)(5)(ii). Our Board of Directors also believes that the other members of the Audit Committee have requisite levels of financial literacy and financial sophistication to enable the Audit Committee to be effective in relation to the purposes outlined in its charter and in light of the scope and nature of our business and financial statements.

        Compensation Committee.    The Compensation Committee of the DJO Board consists of three appointed Directors, Mr. Chu, Ms. Kahr, and Mr. McEvoy. Because DJO is a privately held company, the Compensation Committee is not required to be composed of independent directors.

        Code of Ethics.    Our Business Ethics Policy and Code of Conduct, Code of Conduct for the Board of Directors, and Code of Ethics for the Chief Executive Officer and Senior Executives and Financial Officers are available, free of charge, on the Company's website at www.DJOglobal.com. Please note, however, that the information contained on the website is not incorporated by reference in, or considered part of, this prospectus. We will post any amendments to the Code of Ethics, and any waivers that are required to be disclosed by the SEC rules on our website within the required time period. We will also provide copies of these documents, free of charge, to any security holder upon written request to: Director, Investor Relations, DJO Global, Inc., 1430 Decision Street, Vista, California 92081-8553.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The following Compensation Discussion and Analysis describes the objectives of our executive Compensation Program and the material elements of compensation for our executive officers identified under "Executive Compensation—Summary Compensation Table" (the "Named Executive Officers" or "NEOs"), along with the role of the Compensation Committee of the DJO Board of Directors (the "Compensation Committee") in reviewing and making decisions regarding our executive compensation program.

  Role of the Compensation Committee in Establishing Compensation

        The Compensation Committee establishes salaries and reviews benefit programs for the CEO and each of our other executive officers; reviews and approves our annual incentive compensation for management employees; reviews, administers and grants stock options under our stock option plan; advises the DJO Board and makes recommendations with respect to plans that require Board approval; and approves employment agreements with our executive officers. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, and analysis of compensation practices in industries where we compete for experienced senior management. The Compensation Committee reviews our compensation programs and philosophy regularly, particularly in connection with its evaluation and approval of changes in the compensation structure for a given year. The Compensation Committee met five times during 2010. The CEO makes recommendations for the salaries for executive officers other than himself and reviews such recommendations with the Compensation Committee.
  Objectives of Our Compensation Program

        Our executive compensation program is designed to attract, retain, and reward talented senior management who can contribute to our growth and success and thereby build long-term value for our stockholders. We believe that an effective executive compensation program is critical to our long-term success. By having an executive compensation program that is competitive with current market practice and focused on driving superior and enduring performance, we believe we can align the interests of our executive officers with the interests of stockholders and reward our executive officers for successfully improving stockholder returns. Our compensation program has the following objectives:

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  Attract and retain talented senior management to ensure our future success,

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  Encourage a pay-for-performance mentality by directly relating variable compensation elements to the achievement of financial and strategic objectives,

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  Promote a direct relationship between executive compensation and the interests of our stockholders, with long-term incentive compensation that links a significant portion of executive compensation to our sustained performance through stock option awards, and

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  Structure a compensation program that appropriately rewards our executive officers for their skills and contributions to our company based on competitive market practice.

  The Elements of Our Executive Compensation Program

        The elements of our executive compensation program are as follows:

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  Base salary,

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  Annual and quarterly cash incentive compensation (performance-based bonuses, with bonus of up to a stated percentage of base salary for achieving target goals and with a supplemental bonus of up to 60% of base salary for achieving enhanced goals),

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  Equity-based awards (stock options),

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  Retention and severance agreements where appropriate, and

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  Other benefits.

  Base Salary.

        Base salaries provide a fixed form of compensation designed to reward an executive officer's core competence in his or her role. The Compensation Committee determines base salaries by taking into consideration such factors as competitive industry salaries, the nature of the position, the contribution and experience of the officers and the length of service. In May, 2011, the Compensation Committee approved the employment agreement with Michael P. Mogul whereby Mr. Mogul became Chief Executive Officer and President of DJO effective on June 13, 2011. In connection with the recruitment and hiring of Mr. Mogul, our principal shareholder, Board of Directors and Compensation Committee approved the base salary and other elements of Mr. Mogul's compensation package. See "Employment Agreement with Mr. Mogul" below.

  Annual and Quarterly Cash Incentive Compensation.

        Performance-based cash incentive compensation is provided to motivate our executive officers for each quarter and for the full year to pursue objectives that the Compensation Committee believes are consistent with the overall goals and long-term strategic direction that the DJO Board has set for our company. Over the past three years, the Compensation Committee has adopted annual bonus plans which have several basic features which have carried over from year to year, with some modifications and the establishment of specific financial targets for each year.

        In March 2010, the Compensation Committee approved the management incentive bonus plan for 2010 ("2010 Bonus Plan") for the executive officers of the Company based upon the structure of the bonus plans that were approved for 2008 and 2009, with certain modifications to the financial metrics used for determining whether the performance bonus portion has been met. Under the 2010 Bonus Plan, each executive officer had an opportunity to earn up to 60% of such executive's annual base salary as a target bonus ("Target Bonus"), with 50% of the annual bonus earned based on certain quarterly financial results and the remaining 50% earned based on the overall 2010 financial results. The portion of the bonus that could be earned in each of the fiscal quarters was divided equally among the four quarters. The 2010 Bonus Plan contained quarterly and annual revenue goals that determined whether 50% of the Target Bonus was earned and quarterly and annual Adjusted EBITDA goals that determined whether the remaining 50% of the Target Bonus was earned. At the end of each quarter and the full year, the bonus opportunity was determined based on whether the applicable financial targets were met, and if one or more such targets were met, the available portion of the target bonus would be paid. The Compensation Committee retains the discretion to reduce an executive's bonus if the executive failed to achieve individual performance goals.

        The Compensation Committee selected revenue and Adjusted EBITDA as the relevant company-wide performance criteria for the bonus plans because the Compensation Committee believes that these criteria are consistent with the metrics by which the DJO Board measures the overall goals and long-term strategic direction for DJO. Further, these criteria are closely related to or reflective of DJO's financial and operational improvements, growth and return to shareholders. Revenue growth is a critical metric for enhancing the value of our Company. Adjusted EBITDA is an important non-GAAP valuation tool that potential investors use to measure our Company's profitability and liquidity against other companies in our industry. Adjusted EBITDA, for the purposes of the 2010 Bonus Plan, was calculated as earnings before interest, income taxes, depreciation and amortization, further adjusted for non-cash items, non-recurring items and other adjustment items pursuant to the definition of consolidated EBITDA contained in the credit agreement for our senior secured credit facilities, excluding forward cost savings as determined by the Board of Directors.

        The 2010 Bonus Plan provided for the payment of as little as 40% of the Target Bonus if the Company's financial performance fell short of the applicable target by less than 3.6% for revenue and 4% for Adjusted EBITDA ("Threshold Bonus"). Likewise, the 2010 Plan provided for the payment of an additional supplemental bonus ("Supplemental Bonus") of up to 100% of the Target Bonus if the Company's financial performance exceeded the applicable target by up to 3.6% of revenue and 4% of Adjusted EBITDA. As with prior bonus plans, the effects of foreign currency translation were excluded from the financial calculations under the 2010 Bonus Plan, and if one or more quarterly bonuses had been paid but the Company's annual Adjusted EBITDA for 2010 fell below a minimum amount, the executive officers would be required to repay all such quarterly bonuses that had previously been paid during 2010. In establishing the specific financial performance goals for the 2010 Bonus Plan, the Compensation Committee set the annual revenue and Adjusted EBITDA targets to reflect growth over 2009 of 8% and 10%, respectively. As a result of actual performance in 2010, annual revenue and Adjusted EBITDA were 96.0% and 97.1% of the applicable performance target, respectively, resulting in no annual bonus for revenue and 56.5% of the annual Target Bonus for Adjusted EBITDA. Based on the quarterly results in 2010, partial bonuses were earned on both the revenue and Adjusted EBITDA factors in the first two quarters of 2010; no bonuses were earned in the third quarter; and a partial bonus was earned on the Adjusted EBITDA factor only in the fourth quarter.

        On February 25, 2011, the Compensation Committee approved the management incentive bonus plan for 2011 ("2011 Bonus Plan") for the executive officers of the Company. As a part of its decision, the Compensation Committee reviewed the base salary percentages used for determination of the Target Bonus. The Compensation Committee concluded that it was appropriate to increase the applicable salary percentages in calculating the Target Bonus from 60% of base salary to 70% of base salary for the executive officers other than the CEO and to increase the CEO's percentage to 80% of base salary. In connection with the hiring of Mr. Mogul on June 13, 2011, additional changes to the CEO's compensation package were made. See "Employment Agreement with Mr. Mogul." As with the 2010 Bonus Plan, 50% of the Target Bonus is based on meeting revenue targets and 50% of the Target Bonus is based on meeting Adjusted EBITDA targets. The revenue and Adjusted EBITDA performance metrics for the 2011 Bonus Plan reflect the Compensation Committee's desire to focus management exclusively on growth in revenue and Adjusted EBITDA. As with the 2010 Bonus Plan, 50% of the Target Bonus will be based on full-year performance and 50% on quarterly performance, with each quarter representing 25% of the quarterly bonus opportunity. The revenue and Adjusted EBITDA targets which were established for 2011 represent growth in revenue and Adjusted EBITDA over 2010 of 5.5% and 3.2%, respectively. A minimum bonus of 60% of the Target Bonus can be earned if the Company's financial performance falls short of the applicable targets by less than 2% for revenue and 2% for Adjusted EBITDA. In contrast to the Target Bonus, the Supplemental Bonus was not changed and for the full year only, the executive officers may earn a Supplemental Bonus of up to 60% of base salary if the Company's financial performance exceeds the applicable target by up to 2% for revenue and 2% for Adjusted EBITDA.

  Equity Compensation Awards.

        In November 2007, the Compensation Committee adopted the DJO 2007 Incentive Stock Plan (the 2007 Stock Incentive Plan). The purpose of the 2007 Stock Incentive Plan is to promote the interests of us and our shareholders by enabling selected key employees to participate in our long-term growth by receiving the opportunity to acquire shares of DJO common stock and to provide for additional compensation based on appreciation in DJO common stock. The 2007 Stock Incentive Plan provides for the grant of stock options and other stock-based awards to key employees, directors and distributor-principals. The Compensation Committee determines whether to grant options and the exercise price of the options granted. The Committee has broad discretion in determining the terms, restrictions and conditions of each award granted under the 2007 Stock Incentive Plan, provided that no options may be granted after November 20, 2017 and no option may be exercisable after ten years from the date of grant. All option awards granted under the 2007 Incentive Stock Plan have an exercise price equal to the fair market value of DJO's common stock on the date of grant. Fair market value is defined under the 2007 Stock Incentive Plan to be the closing market price of a share of DJO's common stock on the date of grant or if no market price is available, the fair market value as determined by the Board of Directors. The Compensation Committee retains the discretion to make equity awards at any time in connection with the initial hiring of a new employee, for retention purposes, or otherwise. We do not have any program, plan or practice to time annual or ad hoc grants of stock options or other equity-based awards in coordination with the release of material non-public information or otherwise. The 2007 Stock Incentive Plan may be amended or terminated at any time by the DJO Board. However, any amendment that would require shareholder approval in order for the 2007 Stock Incentive Plan to continue to meet any applicable legal or regulatory requirements will be effective only if it is approved by DJO's shareholders. A total of 7,500,000 shares of DJO common stock were initially authorized for issuance under the 2007 Stock Incentive Plan. In June 2011, we amended the 2007 Stock Incentive Plan to increase the number of shares available to grant from 7,500,000 to 7,925,529. Equity awards under the 2007 Stock Incentive Plan may be in the form of options or other stock-based awards. Options can be either incentive stock options or non-qualified stock options.

        The initial options granted under the 2007 Stock Incentive Plan provided that one-third of the stock options would vest over a five year period contingent solely upon the optionee's continued employment with us, with the remaining two-thirds of the options based on achievement of pre-determined performance targets over a five year period, consisting of Adjusted EBITDA and free cash flow metrics. As described below, amendments in March 2009, March 2010 and June 2011 to the options granted in 2008, 2009 and 2010, have replaced the original financial performance vesting metrics with metrics based upon the achievement of return of money on invested capital by Blackstone following the sale of all or a portion of its shares of DJO capital stock.

        2008 Option Grants.    In February 2008, we granted options for a total of 1,459,812 shares ("2008 Options") under the 2007 Stock Incentive Plan to Messrs. Cross, Faulstick and Roberts and to Ms. Capps. The 2008 Options have a term of ten years from the date of grant and an exercise price of $16.46 per share. When granted, the 2008 Options initially provided for vesting in accordance with the following schedule: (a) one-third of each stock option grant constituted, and could be purchased pursuant to the provisions of the Time-Based Tranche (defined below), (b) one-third of each stock option grant constituted and could be purchased pursuant to the provisions of the Performance-Based Tranche (defined below), and (c) one-third of each stock option grant constituted and could be purchased pursuant to the provisions of the Enhanced Performance-Based Tranche (defined below). The 2008 Options became exercisable with respect to 25% of the Time-Based Tranche on December 31, 2008, 20% of the Time-Based Tranche on December 31, 2009 and 18.33% of the Time-Based Tranche on December 31, 2010. The 2008 Options will become exercisable with respect to 18.33% of the Time-Based Tranche on December 31, 2011 and 18.34% on December 31, 2012 if such optionee remains employed with us or any of our subsidiaries or affiliates as of each such date. No changes have been made to the Time-Based Tranche of the 2008 Options.

        As initially granted in February 2008, the Performance-Based Tranche and Enhanced Performance-Based Tranche contained Adjusted EBITDA and free cash flow targets for five fiscal years, with the Adjusted EBITDA target weighted at 70% and the free cash flow target weighted at 30% of each year's tranche, and with the Enhanced Performance-Based Tranche requiring greater performance than the Performance-Based Tranche. Prior to being amended in 2009, the optionees could earn up to 25%, 20%, 18.33%, 18.33% and 18.34% of each of the Performance-Based Tranche and the Enhanced Performance-Based Tranche on December 31, 2008, 2009, 2010, 2011 and 2012, respectively, if the applicable performance targets were achieved as of such dates, and provided that the optionee remained employed with us or any of our subsidiaries or affiliates as of each such date. The 2008 Options also provided that 80% of the annual portion of a given performance tranche could be earned upon achievement of an established threshold "base case" of at least 93.5% of the Adjusted EBITDA target and 95% of the free cash flow target. At the time the Adjusted EBITDA and free cash flow targets were established in February 2008, the Compensation Committee believed that these vesting standards represented reasonably challenging performance criteria for the Performance-Based Tranche and relatively difficult performance criteria for the Enhanced Performance-Based Tranche. As established in the initial grant of the 2008 Options, the financial targets required for vesting of the Performance-Based Tranche and Enhanced Performance-Based Tranche were not met for 2008.

        Changes to 2008 Option Awards.    In March 2009, the Compensation Committee determined that it would be in the best interests of the Company and its shareholders to make certain modifications to the 2008 Options to reflect the significant challenges faced by management and the Company in connection with the integration activities associated with the DJO Merger and as a result of the severe economic environment. The Compensation Committee also desired to broaden management's focus to include certain measures of longer-term shareholder value. As a result, the Compensation Committee made the following amendments to the 2008 Options:

  1.
  Performance-Based Tranche:    The targets for the Performance-Based Tranche for 2009 financial performance were modified to reflect the financial targets established in connection with the Company's 2009 budget process. The financial targets for the Performance-Based Tranches for years 2010-2012 remained unchanged. In addition, the vesting provisions of the Performance-Based Tranche were modified to provide that upon achievement of the partial or total annual target for a given year, resulting in partial or full vesting for that year, a comparable portion of the tranche associated with prior years will also vest up to the percentage vested in the given year, to the extent not previously vested. As a result of meeting the financial targets for 2009 at the 90% level, the 2009 Performance-Based Tranche vested at the 90% level and the 2008 Performance-Based Tranche also vested at the 90% level as of December 31, 2009.

  2.
  Enhanced Performance-Based Tranche.    The financial performance targets for the entire Enhanced Performance-Based Tranche were replaced by targets with different financial metrics. These new targets require achievement of a minimum internal rate of return ("IRR") and return of money on invested capital ("MOIC") to be achieved by Blackstone following the sales of all or a portion of its shares of DJO capital stock. Both the IRR and MOIC requirements must be achieved or none of the options in the Enhanced Performance-Based Tranche will vest. As a result of this amendment to the Enhanced Performance-Based Tranche, this tranche will now be referred to as the "Enhanced Market Return Tranche."

        In March 2009, we granted options for 44,228 and 33,202 shares under the 2007 Stock Incentive Plan to Messrs. Faulstick and Roberts, respectively ("2009 Options"). These options have a term of 10 years from the date of grant and an exercise price of $16.46 per share with one-third of each option grant consisting of a Time-Based Tranche, a Performance-Based Tranche and an Enhanced Market Return Tranche. In the case of these options, 25% of the Time-Based Tranche vested on March 7, 2010 and 20%, 18.33%, 18.33% and 18.34% of the Time-Based Tranche will vest on March 7, 2011, 2012, 2013, and 2014, respectively. Prior to being amended in March 2010, the Performance-Based Tranche would have vested based on the same performance conditions established for 2009-2012 for the amended 2008 Options, with the addition of financial targets for 2013 for the fifth performance year after the date of grant. The Enhanced Market Return Tranche has the same terms as the Enhanced Market Return Tranche described above for the amended 2008 Options.

        In October 2009, we granted options for 200,000 shares under the 2007 Stock Incentive Plan to Mr. Holman in connection with his hiring as Executive Vice President, Sales and Marketing, U.S. Commercial Businesses. These options contained the same terms as the 2009 Options, except that the Time-Based Tranche vests on the anniversary of the grant date and the first performance year under the Performance-Based Tranche as granted was the 2010 fiscal year. As described below, the Performance-Based Tranche of these options was subsequently amended in March 2010 and replaced with the Market Return Tranche.

        2010 Changes to 2008 and 2009 Options.    In March 2010, the Compensation Committee authorized further revisions to the vesting provisions of options granted under the 2007 Incentive Stock Plan. These revisions will be reflected in option awards made after this action and have been reflected in amendments to outstanding options, including 2008 and 2009 Options granted to the NEOs. The Compensation Committee noted that the performance targets for 2009 for the Performance-Based Tranche had been modified as described in clause 1 above but that no modification had been made or was contemplated to be made for the performance targets of the Performance-Based Tranche for 2010 or later. Unless such targets were modified, the likelihood of the Company meeting the performance targets for 2010 or later was remote, and the Compensation Committee determined that these future targets under the Performance-Based Tranche, which had been designed at the time of the adoption of the 2007 Stock Incentive Plan, would not sufficiently incentivize executives because the likelihood of the Company meeting such targets was remote. The Compensation Committee determined that further modification of the future performance targets was not consistent with the purposes of the 2007 Stock Incentive Plan, and that a more appropriate measure for the vesting of this tranche was a measure similar to that adopted for the Enhanced Market Return Tranche described above. Accordingly, for future option awards, as well as for the outstanding 2008 and 2009 Options, the vesting metrics for the former Performance-Based Tranche, which as a result of this amendment will now be referred to as the Market Return Tranche, were established as the minimum IRR, and the minimum return of MOIC for Blackstone on its investment in DJO. These investment return metrics, both of which must be satisfied for vesting to occur, will be similar to those established for the Enhanced Market Return Tranche, with the minimum IRR metric being somewhat lower than the minimum IRR metric in the Enhanced Market Return Tranche. The Market Return Tranche for the 2008 and 2009 Options will apply to the portion of this tranche that remains subject to vesting for the years 2010 and beyond. Those portions of the Performance-Based Tranche of outstanding 2008 and 2009 Options relating to performance in 2008 and 2009 that were not vested as described above based on the 2009 results were considered forfeited and returned to the available option pool under the 2007 Stock Incentive Plan.

        2011 Changes to Outstanding Options and Form of Option Agreement.    In June 2011, the Compensation Committee approved further modifications to the terms of the options in the Market Return Tranche and Enhanced Market Return Tranche for outstanding options and to the DJO Form Option Agreement for future grants. As amended, vesting of the options in the Market Return Tranche are no longer subject to the achievement of a minimum IRR and the options will vest based upon achieving a minimum return of MOIC, and vesting of the options in the Enhanced Market Return Tranche are also no longer subject to achievement of a minimum IRR and the options will vest based on achieving an increased minimum return of MOIC each with respect to Blackstone's aggregate investment in DJO's capital stock, to be achieved by Blackstone following a liquidation of all or a portion of its investment in DJO's capital stock.

        Change in Control Provisions in Option Awards.    The options granted to our executive officers and other members of management contain change-in-control provisions that cause the option in the Time-Based Tranche to become immediately vested and exercisable upon the occurrence of a change-in-control if the optionee remains in continuous employment of the Company until the consummation of the change-in-control. These change-in-control provisions will not result in accelerated vesting of the Market Return Tranche or the Enhanced Market Return Tranche, the vesting of which require the achievement of the MOIC targets following a liquidation by Blackstone of all or a portion of its equity investment in DJO.

        Management Rollover Options.    In connection with the acquisition of DJO Opco by DJO in November 2007, certain members of DJO Opco management were permitted to exchange a portion of their DJO Opco stock options for options to purchase an aggregate of 1,912,577 shares of DJO common stock granted under the 2007 Incentive Stock Plan on a tax-deferred basis (the "DJO Management Rollover Options"). The exercise price and number of shares underlying such options were each adjusted in proportion to the relative market values of DJO Opco's and DJO's common stock upon the closing of the DJO Merger. All of the DJO Management Rollover Options were fully vested and remained subject to the same terms as were applicable to the original options. See "Retirement of Mr. Cross" below for a discussion of the disposition of a portion of his DJO Management Rollover Options upon effectiveness of his retirement.

        Employment Agreement with Mr. Mogul.    On May 31, 2011, DJO entered into an employment agreement with Michael P. Mogul, whereby Mr. Mogul became the Chief Executive Officer of DJO on June 13, 2011. In connection with Mr. Mogul's appointment, he was also appointed as a member of the Board of Directors of the Company. Under his employment agreement, Mr. Mogul will be paid an annual base salary of $750,000 and will be entitled to an annual bonus at a target rate of 100% of his base salary with a maximum bonus of 150% of his base salary, contingent on his achieving the annual revenue and Adjusted EBITDA targets and maximum performance objectives established by the Company's Board of Directors for executive officers. For the 2011 fiscal year, Mr. Mogul's annual bonus will be $652,000 in lieu of the foregoing formulaic bonus.

        Contingent on Mr. Mogul's purchase of $2,600,000 in shares of the Company's common stock at fair market value, the Company will award Mr. Mogul 60,753 restricted shares. These restricted shares will vest 50% on the first anniversary of Mr. Mogul's start date with the Company and 50% on the second anniversary, in each case contingent on his continued employment through the applicable anniversary. In addition, Mr. Mogul was granted options to acquire 800,000 shares of the Company's common stock at an exercise price per share equal to $16.46. One-third of these stock options will vest in equal annual installments over four years, contingent on Mr. Mogul's continued employment through each vesting date. The other two-thirds of the stock options will vest based upon Blackstone achieving the minimum return on their investment in DJO's capital stock of MOIC, as described above in "2011 Changes to Outstanding Options and Form of Option Agreement."

        The employment agreement also contains non-competition provisions, pursuant to which Mr. Mogul has agreed not to engage in specified activity competing with the Company for 18 months after a termination of his employment.

  Retention and Severance Agreements

        Retention Agreement for Mr. Holman.    In recognition of Mr. Holman's important role in the significant restructuring of the Company's sales and marketing function and to provide further incentive for continued performance with the Company during his transition from his prior employment and his relocation to DJO's corporate headquarters, in April, 2010, DJO, LLC entered into a Retention and Relocation Bonus Agreement ("Retention Agreement") with Mr. Holman which provides for the payment to Mr. Holman of certain retention and relocation bonuses. The Retention Agreement provides for payment of a $300,000 retention bonus which must be repaid if Mr. Holman's employment with us is terminated prior to January 1, 2012, the date through which the bonus will be earned, other than by reason of death, disability, or a termination without cause. The Retention Agreement also provides for payment of a $100,000 bonus which will be credited against future bonus payments to which Mr. Holman would otherwise be entitled under the management incentive bonus plan; provided, however, that other than the crediting of such bonus payment against future bonus payments, such bonus payment shall not otherwise be required to be repaid upon Mr. Holman's termination or otherwise.

        2011 Retention and Severance Agreements.    On February 25, 2011, the Compensation Committee approved forms of retention bonus and severance agreements for the NEOs. The Compensation Committee felt that the assurances offered by these arrangements were necessary in light of the uncertainty surrounding the recent announcement of the retirement of Mr. Cross as CEO and the search for a new CEO.

        The retention agreements provide the executives with a cash bonus (the "Retention Amount"), subject to certain time and performance conditions described herein. The total Retention Amount is $500,000 for Ms. Capps and Mr. Faulstick and $250,000 for Mr. Roberts, Mr. Capizzi, Mr. Holman and Mr. Murphy. Sixty-five percent (65%) of the executive's applicable Retention Amount will be paid to the executive on January 31, 2012 if the executive is continuously employed by the Company through that date, or will be paid upon the earlier termination of the executive's employment due to death, disability or termination without cause (as defined in the retention agreement). The remaining 35% of the Retention Amount is payable as follows: (a) 17.5% of the Retention Amount will be paid to the executive if the executive is employed through the date stated above and the Company achieves the revenue target for 2011 under the 2011 Bonus Plan, and (b) 17.5% of the Retention Amount will be paid to the executive if the executive is employed through the date stated above and the Company achieves the Adjusted EBITDA target for 2011 under the 2011 Bonus Plan.

        The severance agreements provide that if the executive's employment is terminated by the Company without "cause" (as defined in the severance agreement) and for so long as the executive is in compliance with the restrictive covenants described below, the executive will be paid the following amounts: (a) a monthly payment equal to the executive's monthly base salary for 18 months, in the case of Mr. Faulstick and Ms. Capps, or 12 months, in the case of Mr. Roberts, Mr. Capizzi, Mr. Holman and Mr. Murphy; (b) a monthly payment equal to one-twelfth of the executive's target annual bonus amount under the management incentive bonus plan for the year of termination for the 18 or 12 month period, as applicable; (c) a pro-rata share of any quarterly bonus for the quarter in which the executive's employment is terminated plus a pro-rata share of the annual bonus that the executive would have received for the year of termination but for the termination of employment; and (d) Company-paid COBRA benefits for the 18 month or 12 month period, as applicable. In addition, if the executive holds DJO Management Rollover Options, the severance agreement provides that the Company will purchase the Management Rollover Options held by the executive on the termination date at a price equal to the difference, if any, between the fair market value of the underlying common stock and the per share exercise price of the Management Rollover Options. Payment of the benefits under the severance agreement is contingent on compliance with a covenant not to compete against the Company and a covenant not to solicit customers or employees for either 18 or 12 months, as applicable. Such payments will not be made if the executive's employment terminates due to death or disability.

        Retirement of Mr. Cross.    Mr. Cross retired and resigned as President and CEO of DJO effective June 13, 2011, the day that Mr. Mogul became the new CEO of DJO ("Retirement Date"). Mr. Cross agreed to serve in the position of Chairman of the Board of Directors following the Retirement Date through December 31, 2011. Mr. Cross's service as Chairman of the Board may be extended for a one-year period, beginning on January 1, 2012. Mr. Cross's retirement and termination of employment was effective on June 13, 2011.

        On January 21, 2011, Mr. Cross and the Company entered into a Director Arrangement, Separation Agreement and General Release (the "Separation Agreement") pursuant to which Mr. Cross is entitled to receive:

  •
  A monthly salary of $98,437.66 over the period beginning on January 1, 2011 and ending on the Retirement Date. This amount represents a pro-rated portion of Mr. Cross's base salary and a pro-rated bonus for 2011.

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  A cash severance payment of $1,181,250, paid in installments over a 12-month period following the Retirement Date.

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  Payment of his 2010 bonus under the 2010 Bonus Plan at the same time as amounts are paid to other participants in such plan, based on the Company's actual achievement of performance goals through December 31, 2010.

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  Eighteen (18) months of continued medical coverage with the Company agreeing to be responsible for the full COBRA premium with respect to such continuation of medical coverage for Mr. Cross and his beneficiaries.

        The Separation Agreement also addressed the status of Mr. Cross' options. Effective on the Retirement Date, Mr. Cross' options were modified or disposed of as follows:

  •
  The option exercise period was extended for 117,940 of his Company stock options that were vested as of December 31, 2010. Mr. Cross will have until the earlier of the date of a "change in control" (as defined in the applicable grant agreement) and the original date of expiration of the option term to exercise the vested stock options that remain outstanding.

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  The option exercise period was extended for an additional 30,000 Company stock options that were vested as of December 31, 2010. Mr. Cross will have until the earlier of the date of a "change in control" (as defined in the applicable grant agreement) or January 2, 2012 to exercise these stock options.

  •
  A cash payment of $1,999,758.75 was made to Mr. Cross for the cancellation of 355,155 stock options granted to Mr. Cross on November 20, 2007. Mr. Cross may exercise the remaining 177,577 stock options granted to him on November 20, 2007 until the date of expiration of the applicable option term.

  •
  20,546 vested and 59,523 unvested time-based stock options were forfeited. In addition, Mr. Cross's unvested stock options that are subject to the First Market Return Tranche and the Second Market Return Tranche (as defined in the applicable grant agreement) (the "Market Return Options") will be forfeited on January 1, 2012 to the extent that they remain unvested on such date. If the Market Return Options become vested during the period following the Retirement Date and before January 1, 2012, they will remain outstanding until the earlier of 90 days following the date that such Market Return Options vest and the expiration of their term.

        In consideration for the receipt of the payments and benefits provided under the Separation Agreement, Mr. Cross agreed to certain restrictive covenants. Mr. Cross will not compete with the Company for one year following the Retirement Date either by engaging in a competitive business, entering the employ of a competitive business or interfering with any business relationship between the Company and its customers. Mr. Cross will also agree not to solicit or hire any Company employees for one year following the Retirement Date. In addition, certain of the payments in the Separation Agreement are conditioned upon the execution of a general release by Mr. Cross of all claims, liabilities and causes of action which he may have or ever claim to have against the Company and its affiliates.

        The Separation Agreement also sets forth Mr. Cross's compensation as Chairman of the Board, which he assumed on the Retirement Date. Mr. Cross will receive a monthly fee of $49,218.77 for his service as Chairman of the Board for the period beginning on the Retirement Date and ending on December 31, 2011. In the event that Mr. Cross's service as Chairman of the Board is extended for the period from January 1, 2012 through December 31, 2012, he will receive $200,000 for his service as Chairman of the Board during that period, payable in monthly installments during that period.

  Tax Considerations

        Section 162(m) of the Internal Revenue Code of 1986, as amended, provides that compensation in excess of $1,000,000 paid to the CEO or to other executive officers of a public company will not be deductible for federal income tax purposes unless such compensation is paid pursuant to one of the enumerated exceptions set forth in Section 162(m). As a privately held company, we are not required to comply with Section 162(m) to ensure tax deductibility of executive compensation.

Summary Compensation Table

        The following table sets forth summary information about the compensation during 2010, 2009 and 2008 for services rendered in all capacities by our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers. All of the individuals listed in the following table are referred herein collectively as the Named Executive Officers or NEOs.

Name and Principal Position	Year	Salary	Bonus		Option Awards(2)		Non-Equity Incentive Plan Compensation(5)	All Other Compensation(6)	Total
Leslie H. Cross(7)	2010	$625,000	$—		$—		$132,550	$8,575	$766,125
Former President, Chief	2009	629,808	—		—		247,981	8,575	886,364
Executive Officer and	2008	625,000	800,000	(1)	1,577,585	(3)	336,511	8,050	3,347,146
Director of DJO
Vickie L. Capps	2010	450,000	—		—		95,436	8,575	554,011
Executive Vice President,	2009	453,461	—		—		178,546	8,575	640,582
Chief Financial Officer	2008	450,000	800,000	(1)	1,296,549	(3)	181,538	8,050	2,736,137
and Treasurer
Luke T. Faulstick	2010	400,000	—		—		84,832	8,575	493,407
Executive Vice President,	2009	403,077	—		185,650	(4)	158,708	8,575	756,010
Chief Operating Officer	2008	400,000	700,000	(1)	1,152,491	(3)	174,492	8,050	2,435,033
Donald M. Roberts	2010	300,000	—		—		63,624	8,575	372,199
Executive Vice President,	2009	302,308	—		139,366	(4)	119,031	8,575	569,280
General Counsel and	2008	300,000	500,000	(1)	702,295	(3)	145,400	8,050	1,655,745
Secretary
Andrew P. Holman	2010	300,000	479,430	(1)	—		63,624	8,575	851,629
Executive Vice President,	2009	92,308	15,000	(1)	849,884	(4)	31,611	1,154	989,957
Sales and Marketing, U.S.	2008	—	—		—		—	—	—
Commercial Businesses

(1)
Amounts shown in this column for 2008 consist of retention bonuses which were entered into in November 2007 with each of our executive officers in connection with the DJO Merger, of which 50% of the retention bonus was paid in January 2008 and 50% was paid in January 2009 and were contingent upon the executive's continued service through December 31, 2008. Amounts shown for Mr. Holman for 2009 and 2010 consist of retention bonuses pursuant to the Retention Agreement. See "Retention Agreement for Mr. Holman" in "Retention and Severance Agreements" in "Compensation Discussion and Analysis" above for a description of these retention bonuses.

(2)
The amounts shown in this column reflect the aggregate grant date fair value of the awards granted in the respective years. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Pursuant to SEC rule changes effective February 28, 2010, we are required to reflect the total grant date fair values of the option grants in the year of grant, rather than the portion of this amount that was recognized for financial statement reporting purposes in a given fiscal year which was required under the prior SEC rules. These amounts may not correspond to the actual value that is ultimately realized by the NEOs. See Note 15 of the notes to the audited consolidated financial statements included in this prospectus for a discussion of the relevant assumptions used in calculating the aggregate grant date fair value. No options were awarded to the NEOs in 2010. See "Equity Compensation Awards" in the "Compensation Discussion and Analysis" above for a description of the vesting conditions for these options.

(3)
The amounts shown for 2008 option awards include an amount related to the Performance-Based Tranche (prior to giving effect to the 2009 and 2010 modifications) because achievement of the performance conditions related to this tranche at the grant date was determined to be probable. However, the portion of the 2008 option awards included in the Enhanced Market Return Tranche (when it was referred to as the Enhanced Performance-Based Tranche) was excluded because achievement of the performance conditions related to this tranche at the grant date was not deemed probable. If the achievement of the conditions to the Enhanced Market Return Tranche (without giving effect to the 2009 and 2010 modifications) was probable, the aggregate grant date fair value of the 2008 option awards would have been: $2,366,377 for Mr. Cross, $1,944,821 for Ms. Capps, $1,728,732 for Mr. Faulstick, and $1,053,443 for Mr. Roberts.

(4)
The amounts shown for 2009 option awards include an amount related to the Performance-Based Tranche (prior to giving effect to the 2010 modification) because achievement of the performance conditions related to this tranche at the grant date was determined to be probable. However, the value attributable to the portion of the 2009 option awards included in the Enhanced Market Return Tranche (when it was referred to as the Enhanced Performance-Based Tranche), which has both a performance component and a market component, was excluded because achievement of the performance component related to this tranche at the grant date was not deemed probable. If the satisfaction of the performance component to the Enhanced Market Return Tranche was determined to be probable, the aggregate grant date fair value of the 2009 option awards would have been: $206,878 for Mr. Faulstick, $155,303 for Mr. Roberts, and $945,883 for Mr. Holman.

(5)
The amounts shown in this column represent amounts earned in the respective year based on the results of the Bonus Plan, some of which was paid in the subsequent year. See "Annual and Quarterly Cash Incentive Compensation" in the "Compensation Discussion and Analysis" above for terms of bonus plans.

(6)
These amounts represent matching contributions by the Company to the accounts of each NEO in the Company's 401(k) plan.

(7)
Mr. Cross's employment as CEO and President terminated on June 13, 2011.

Grants of Plan-Based Awards in 2010

        The following table sets forth certain information with respect to grants of plan-based awards made to the NEOs during 2010.

								All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)				Exercise or Base Price of Option Awards ($/Share)
										Grant Date Fair Value of Option Awards ($/Share)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Leslie H. Cross	1/1/2010	$150,000	$375,000	$750,000	—	—	—	—	—	—
Vickie L. Capps	1/1/2010	108,000	270,000	540,000	—	—	—	—	—	—
Luke T. Faulstick	1/1/2010	96,000	240,000	480,000	—	—	—	—	—	—
Donald M. Roberts	1/1/2010	72,000	180,000	360,000	—	—	—	—	—	—
Andrew P. Holman	1/1/2010	72,000	180,000	360,000	—	—	—	—	—	—

(1)
The amounts set forth in these columns under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" represent the threshold, target and maximum bonus potential under the 2010 Bonus Plan. See discussion of "Threshold Bonus", "Target Bonus" and "Supplemental Bonus" in "Annual and Quarterly Cash Incentive Compensation" in "Compensation Discussion and Analysis" above for a description of the conditions for the 2010 Bonus Plan.

(2)
No options or other equity awards were made to the NEOs in 2010.

Outstanding Equity Awards at 2010 Fiscal Year-End

        The following table sets forth certain information regarding options held by each of the NEOs as of December 31, 2010. There were no restricted stock awards outstanding as of December 31, 2010.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(6)	Option Exercise Price ($)	Option Expiration Date
Leslie H. Cross(8)	168,486	(1)	59,523	(4)	251,620	16.46	2/21/2018
	213,700	(2)	—		—	13.10	5/12/2017
	82,427	(2)	—		—	12.91	4/3/2016
	43,351	(2)	—		—	7.00	12/8/2014
	4,530	(2)	—		—	8.29	12/9/2013
	188,724	(2)	—		—	8.29	12/9/2013

	701,218		59,523		251,620

Vickie L. Capps	138,466	(1)	48,922	(4)	206,791	16.46	2/21/2018
	91,586	(2)	—		—	13.10	5/11/2017
	48,846	(2)	—		—	12.91	4/3/2016
	76,321	(2)	—		—	7.00	12/8/2014
	5,343	(2)	—		—	7.18	2/26/2014
	69,785	(2)	—		—	8.29	12/9/2013
	6,075	(2)	—		—	8.29	12/9/2013
	15,725	(2)	—		—	8.29	12/9/2013

	452,147		48,922		206,791

Luke T. Faulstick	7,000	(3)	11,057	(5)	25,799	16.46	3/7/2019
	123,081	(1)	43,486	(4)	183,815	16.46	2/21/2018
	91,586	(2)	—		—	13.10	5/11/2017
	48,846	(2)	—		—	12.91	4/3/2016
	2,552	(2)	—		—	7.00	12/8/2014
	7,480	(2)	—		—	7.00	12/8/2014
	6,075	(2)	—		—	8.29	12/9/2013
	4,753	(2)	—		—	8.29	12/9/2013
	34,964	(2)	—		—	8.29	12/9/2013

	326,337		54,543		209,614

Donald M. Roberts	5,256	(3)	8,300	(5)	19,367	16.46	3/7/2019
	75,002	(1)	26,499	(4)	112,012	16.46	2/21/2018
	91,586	(2)	—		—	13.10	5/12/2017
	48,846	(2)	—		—	12.91	4/3/2016
	1,557	(2)	—		—	8.84	5/25/2015
	6,075	(2)	—		—	8.84	5/25/2015
	22,896	(2)	—		—	8.84	5/25/2015
	10,810	(2)	—		—	8.29	12/9/2013
	24,270	(2)	—		—	8.29	12/9/2013

	286,298		34,799		131,379

Andrew P. Holman	16,667	(7)	50,000	(7)	133,333	16.46	10/5/2019

	16,667		50,000		133,333

(1)
These amounts reflect (a) the number of shares underlying the Time-Based Tranche of options that are vested and exercisable which were granted in 2008 under the 2007 Incentive Stock Plan, and (b) the number of shares underlying the Market Return Tranche (which, prior to the March 2010 option modification, was referred to as the Performance-Based Tranche) of options that were granted in 2008 under the 2007 Incentive Stock Plan, and were earned (i.e., their performance conditions were satisfied) during 2008 and 2009.

(2)
These amounts reflect the number of shares underlying the DJO Management Rollover Options which were fully vested upon issuance in connection with the DJO Merger.

(3)
These amounts reflect (a) the number of shares underlying the Time-Based Tranche of options that are vested and exercisable which were granted in 2009 under the 2007 Incentive Stock Plan, and (b) the number of shares underlying the Market Return Tranche (which, prior to the March 2010 option modification, was referred to as the Performance-Based Tranche) of options that were granted in 2009 under the 2007 Incentive Stock Plan, and were earned (i.e., their performance conditions were satisfied) in 2009.

(4)
These amounts reflect the number of shares underlying the Time-Based Tranche of options that are not vested and not exercisable which were granted in 2008 under the 2007 Incentive Stock Plan. These options reflect the remaining portion of the grant made in 2008 and vest as follows: 18.33% of the original grant vests on December 21, 2011 and 18.34% of the original grant vests on December 31, 2012.

(5)
These amounts reflect the number of shares underlying the Time-Based Tranche of options that are not vested and not exercisable which were granted in 2009 under the 2007 Stock Incentive Plan. These options reflect the remaining portion of the grant made in 2009 and vest as follows: 20% of the original grant vests on March 7, 2011, 18.33% of the original grant vests on each of March 7, 2012, and March 7, 2013 and 18.34% of the original grant vests on March 7, 2014.

(6)
The amounts set forth in this column reflect the number of shares underlying the Market Return Tranche and the Enhanced Market Return Tranches of options that have not been earned (i.e., their performance conditions have not been satisfied).

(7)
The amount in the first column reflects the number of shares underlying the Time-Based Tranche of options that are vested and exercisable which were granted in October 2009 to Mr. Holman. The amount in the second column reflect the number of shares underlying the Time-Based Tranche that are not vested and not exercisable which were granted in October 2009 to Mr. Holman. These options vest as follows: 20% of the original grant vests in October 2011, 18.33% of the original grant vests in each of October 2012 and 2013, and 18.34% of the original grant vests in October 2014.

(8)
Pursuant to the Separation Agreement, Mr. Cross' options were amended as follows: (a) of the 168,486 options granted in 2008 that were vested and exercisable on December 31, 2010, 117,940 options were amended to extend the exercise period until the earlier of the date of a "change in control" (as defined in the applicable Option Agreements) and the Option Exercise Date set forth in the table above (February 21, 2018); 30,000 options were amended to extend the exercise period until the earlier of the date of a "change in control" and January 2, 2012; and 20,546 options were forfeited on the Retirement Date; (b) of the 532,732 vested and exercisable options granted on November 20, 2007, 355,155 options were purchased by the Company for $1,999,758.75 within 30 days after the Retirement Date, and the remaining 177,577 options will remain outstanding and exercisable until the Option Exercisable Dates reflected in the table above; (c) 59,523 options which represent the unvested portion of the Time-Based Tranche of the 2008 Options were forfeited as of the Retirement Date; and (d) the 251,620 unvested and unearned options included in the two Market Return Tranches of the 2008 Options will remain outstanding and subject to vesting until January 1, 2012, at which point any options which remain unvested and unexercisable shall be forfeited; provided, however, if such options vest prior to January 1, 2012, then they will be exercisable until the earlier of 90 days after vesting and the Option Expiration Date reflected in the table above (February 21, 2018).

Option Exercises During 2010

        No options were exercised during the year ended December 31, 2010 by or for our NEOs.

Non-Qualified Deferred Compensation for 2010

        Certain executives may defer receipt of part or all of their cash compensation under the DJO, LLC Executive Deferred Compensation Plan (the "Deferred Plan"), a plan established by DJO, LLC, a subsidiary of DJOFL. The Deferred Plan allows executives to save for retirement in a tax-effective way at minimal cost to DJO, LLC. Under this program, amounts deferred by the executive are deposited into a trust for investment and eventual benefit payment. The obligations of DJO, LLC under the Deferred Plan are unsecured obligations to pay deferred compensation in the future from the assets of the trust. Participants will have the status of unsecured general creditors with respect to the benefit obligations of the Deferred Plan, and the assets set aside in the trust for those benefits will be available to creditors of DJO, LLC in the event of bankruptcy or insolvency. Each participant may elect to defer under the Deferred Plan all or a portion of his or her cash compensation that may otherwise be payable in a calendar year. A participant's compensation deferrals are credited to the participant's account under the Deferred Plan and the trust. Each participant may elect to have the amounts in such participant's account invested in one or more investment options available under the Deferred Plan, which investment options are substantially the same investment options available to participants in DJO, LLC's 401(k) Savings Plan. The Deferred Plan also permits DJO, LLC to make contributions to the Deferred Plan, including matching contributions, at its discretion, but no such contributions have been made to date. To the extent that Company contributions are made to the Deferred Plan, the Committee may impose vesting criteria to aid in the employment retention of participants. A participant's eventual benefit will depend on his or her level of contributions, DJO, LLC's contributions, if any, and the investment performance of the particular investment options selected. The following table sets forth information for each of the NEOs who participated in DJO, LLC's Nonqualified Deferred Compensation Plan during 2010.

Name	Executive Contributions in 2010(1)	Registrant Contributions in 2010	Aggregate Earnings in 2010	Aggregate Withdrawals/ Distributions	Aggregate Balance at December 31, 2010
Leslie H. Cross	$—	$—	$—	$—	$—
Vickie L. Capps	—	—	—	—	—
Luke T. Faulstick	—	—	—	—	—
Donald M. Roberts	24,599	—	25,283	—	192,785
Andrew P. Holman	—	—	—	—	—

(1)
Amounts deferred by the executive under the Deferred Plan have been reported as 2010 compensation to such executive in the "Salary" column in the Summary Compensation Table above. Amounts in the aggregate balance include amounts earned as compensation prior to the DJO Merger when Mr. Roberts was an executive officer of DJO Opco. Amounts included in aggregate earnings are not required to be included in Summary Compensation table above.

Potential Payments upon Termination or Change-in-Control

        As of December 31, 2010, the NEOs were not party to any employment contracts or arrangements that provided for payment at, following or in connection with any termination, including without limitation, resignation, severance, retirement, death or constructive termination of the NEO, or a change in control of the Company. On February 25, 2011, the Compensation Committee of the Board of Directors approved the forms of a Retention Agreement and a Severance Agreement to be entered into with the Company's executive officers other than Mr. Cross. In April 2010, DJO, LLC entered into the Retention Agreement with Mr. Holman. On January 21, 2011, the Company entered into the Separation Agreement with Mr. Cross. On May 31, 2011, the Company entered into an Employment Agreement with Mr. Mogul. The terms of these agreements are described in "Retention Agreement for Mr. Holman", "2011 Retention and Severance Agreements," "Retirement of Mr. Cross" and "Employment Agreement with Mr. Mogul" in "Equity Compensation Awards" in "Compensation Disclosure and Analysis" above.

        The options granted to our executive officers and other members of management contain change-in-control provisions that would result in accelerated vesting of the Time-Based Tranche upon the occurrence of a change-in-control. Specifically, the Time-Based Tranche would become immediately exercisable upon the occurrence of a change-in-control if the optionee remains in continuous employment of the Company until the consummation of the change-in-control. However, this change-in-control provision does not apply to the Market Return or Enhanced Market Return Tranches, the vesting of which requires the achievement of minimum return of MOIC targets following a liquidation by Blackstone of all or a portion of its equity interest in DJO.

Compensation of Directors

        The Compensation Committee of the DJO Board reviews the compensation of our Directors on an annual basis. Our Board of Directors consists of nine persons: Chinh E. Chu, Julia Kahr, Bruce McEvoy, Michael P. Mogul, Leslie H. Cross, Sidney Braginsky, Phillip Hildebrand, Lesley Howe, and Paul LaViolette. Mr. Chu, Ms. Kahr and Mr. McEvoy are affiliated with Blackstone and are not compensated for serving as members of our Board of Directors. Mr. Mogul is our Chief Executive Officer and is not separately compensated for serving as a member of the Board of Directors.

        The standard compensation package for directors who are not employed by the Company or by any Blackstone-controlled entity other than Mr. Cross ("Eligible Directors"), namely Messrs. Braginsky, Hildebrand, Howe, and LaViolette, consists of an annual fee for each such director, a per meeting fee and stock option grants. Each of the Eligible Directors is paid an annual fee of $75,000. In addition, the Chairman of the Audit Committee receives an annual fee of $25,000 and the other members of the Audit Committee (who are Eligible Directors) receive an annual fee of $15,000. The Eligible Directors were also eligible for annual option awards under the 2007 Stock Incentive Plan. In February 2010, the Compensation Committee awarded Messrs. Braginsky, Hildebrand, Howe and LaViolette options to purchase 4,600 shares of common stock with an exercise price of $16.46 per share, which was determined to be the fair market value of such shares on the date of grant. These options are scheduled to vest in one-third annual increments beginning the first anniversary of the date of grant and any shares issued on exercise of such options will be subject to a Management Stockholders Agreement.

        Pursuant to the Separation Agreement with Mr. Cross, upon the effective date of Mr. Cross' retirement as CEO, Mr. Cross will serve as Chairman of the Board until at least December 31, 2011. The Separation Agreement provides for payment of a monthly fee of $49,218.77 for his service as Chairman until December 31, 2011 and if he is reappointed Chairman for 2012, an annual fee of $200,000, payable in monthly installments. Mr. Cross will not receive any other fees or equity for his service as a director.

        The following table sets forth the compensation earned by our non-employee directors for their services in 2010:

	Directors Compensation for 2010
Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Chinh E. Chu	$—	$—	$—
Julia Kahr	—	—	—
Bruce McEvoy	—	—	—
Sidney Braginsky	90,000	29,766	119,766
Phillip Hildebrand	75,000	29,766	104,766
Lesley Howe	100,000	29,766	129,766
Paul LaViolette	75,000	29,766	104,776

(1)
Amounts shown for the option awards to Messrs. Braginsky, Hildebrand, Howe, and LaViolette reflect grant date fair value of options granted in 2010. A discussion of the relevant assumptions used in the valuation is contained in Note 15 to our audited consolidated financial statements contained in this prospectus. As of December 31, 2010, Mr. Braginsky had a total of 16,050 stock options, and each of Messrs. Hildebrand, Howe, and LaViolette had 9,200 stock options.

Compensation Committee Interlocks and Insider Participation

        During 2010, our Compensation Committee consisted of three designees of Blackstone, Mr. Chu, Ms. Kahr and Mr. McEvoy. None of the members of the Compensation Committee is or has been an officer or employee of DJO. See "Certain Relationships and Related Transactions, and Director Independence" below for a description of certain agreements with Blackstone and its affiliates. None of our executive officers has served as a director or a member of the compensation committee (or other committee serving an equivalent function) of any other entity, which has one or more executive officers serving as a director of DJO or member of our Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

        DJOFL is a wholly owned subsidiary of DJO, which owns all of our issued and outstanding capital stock. The following table sets forth as of August 29, 2011, certain information regarding the beneficial ownership of the voting securities of DJO by each person who beneficially owns more than five percent of DJO's common stock, and by each of the directors and NEOs of DJO, individually, and by our directors and executive officers as a group.

	Aggregate Number of Shares Beneficially Owned(1)
Name and Address of Beneficial Owner	Number of Issued Shares	Acquirable within 60 days(2)	Percent of Class
Grand Slam Holdings, LLC(3)	48,098,209	—	98.56%
Directors and Executive Officers:
Michael P. Mogul President, Chief Executive Officer and Director	—	—	—%
Vickie L. Capps Executive Vice President, Chief Financial Officer and Treasurer	—	452,147	*
Donald M. Roberts, Executive Vice President, General Counsel and Secretary	—	288,512	*
Luke T. Faulstick Executive Vice President and Chief Operating Officer	—	329,286	*
Andrew Holman Executive Vice President, Sales and Marketing, U.S. Commercial Businesses	—	30,001	*
Leslie H. Cross Chairman of the Board	—	325,517	*
Chinh E. Chu Director(4)	48,098,209	—	98.56%
Julia Kahr Director(5)	—	—	—
Sidney Braginsky Director	6,076	11,404	*
Bruce McEvoy Director(5)	—	—	—
Phillip J. Hildebrand Director	—	4,554	*
Lesley Howe Director	6,076	4,554	*
Paul LaViolette Director	—	4,554	*
All Directors and executive officers as a group	48,116,437	1,710,869	98.64%

*
Less than 1%

(1)
Includes shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each stockholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2)
Includes the number of shares that could be purchased by exercise of options on or within 60 days after August 29, 2011 under DJO's stock option plans. For the NEOs, this number includes the DJO Management Rollover Options which are fully vested, the portion of the Time-Based Tranche and the portion of the Market Return Tranche (when it was referred to as the Performance-Based Tranche) of options that have vested or will vest in 60 days, but no portion of the Enhanced Market Return Tranche.

(3)
Shares of common stock of DJO held by Grand Slam Holdings, LLC ("BCP Holdings") may also be deemed to be beneficially owned by the following entities and persons: (i) Blackstone Capital Partners V L.P., a Delaware limited partnership ("BCP V"), Blackstone Family Investment Partnership V L.P., a Delaware limited partnership ("BFIP"), Blackstone Family Investment Partnership V-A L.P., a Delaware limited partnership ("BFIP-A"), and Blackstone Participation Partnership V L.P., a Delaware limited partnership (together with BCP V, BFIP and BFIP-A, the "Blackstone Partnerships"), which collectively own all of the equity in BCP Holdings; (ii) Blackstone Management Associates V L.L.C., a Delaware limited liability company ("BMA"), the general partner of the Blackstone Partnerships; (iii) BMA V L.L.C., a Delaware limited liability company ("BMA V"), the sole member of BMA; and (iv) Peter G. Peterson and Stephen A. Schwarzman, the founding members and controlling persons of BMA V. Each of Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of BCP Holdings and each of the entities and individuals listed in this footnote is c/o The Blackstone Group, L.P., 345 Park Avenue, New York, New York 10154.

(4)
Mr. Chu, a director of DJO, is a member of BMA V and a senior managing director of The Blackstone Group, L.P. The number of shares disclosed for Mr. Chu are also included in the above table in the number of shares disclosed for Grand Slam Holdings, LLC. Mr. Chu disclaims beneficial ownership of any shares owned or controlled by BCP Holdings, except to the extent of his pecuniary interest therein.

(5)
Ms. Kahr and Mr. McEvoy are employees of The Blackstone Group, L.P. but do not have any investment or voting control over the shares beneficially owned by BCP Holdings.

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table provides information as of December 31, 2010 with respect to the number of shares to be issued upon the exercise of outstanding stock options under our 2007 Stock Incentive Plan, which is our only equity compensation plan and has been approved by the stockholders:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	7,188,284	$14.77	311,716

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Management Stockholder's Agreement

        All members of DJO's management who own shares of DJO common stock or options to purchase DJO common stock are parties to a Management Stockholders Agreement, dated November 3, 2006, among DJO, Grand Slam Holdings, LLC ("BCP Holdings"), Blackstone Capital Partners V L.P. ("Blackstone"), certain of its affiliates (BCP Holdings and Blackstone and its affiliates are referred to as "Blackstone Parent Stockholders"), and such members of DJO's management, as amended by the First Amendment to Management Stockholders Agreement (the "Management Stockholders Agreement"). The Management Stockholders Agreement provides that upon termination of a management stockholder's employment for any reason, DJO and a Blackstone Parent Stockholder may collectively exercise the right to purchase all of the shares of DJO common stock held by such management stockholder within one year after such termination (or, with respect to shares purchased upon exercise of options after termination of employment, one year following such exercise). If a management stockholder is terminated for cause (as defined in the Agreement), or voluntarily terminates their employment and such termination would have constituted a termination for cause if it would have been initiated by DJO, and DJO or a Blackstone Parent Stockholder exercises its call rights after such termination, the management stockholder would receive the lower of fair market value or cost for the management stockholder's callable shares. In the case of all other terminations of employment, the management stockholder would receive fair market value for such shares.

        The Management Stockholders Agreement imposes significant restrictions on transfers of shares of DJO's common stock held by management stockholders and provides a right of first refusal to DJO or Blackstone, if DJO fails to exercise such right, on any proposed sale of DJO's common stock held by a management stockholder following the lapse of the transfer restrictions and prior to the occurrence of a qualified public offering (as such term is defined in that agreement) of DJO. In addition, prior to a qualified public offering, Blackstone will have drag-along rights, and management stockholders will have tag-along rights, in the event of a sale of DJO's common stock by Blackstone to a third party (or in the event of a sale of BCP Holdings' equity interests to a third party) in the same proportion as the shares or equity interests sold by Blackstone. The Management Stockholders Agreement also provides that, after the occurrence of a qualified public offering, the management stockholders will receive customary piggyback registration rights with respect to shares of DJO common stock held by them.

        All parties receiving an award of stock options, including all DJO directors who have been granted options, as well as all purchasers of common stock in private stock offerings, are parties to a Stockholders Agreement which has the same material terms and conditions as the Management Stockholders Agreement.

Transaction and Monitoring Fee Agreement

        In connection with the DJO Merger, on November 20, 2007, DJO and Blackstone Management Partners V L.L.C. ("BMP") amended and restated the transaction and monitoring fee agreement in existence at that time (the "Old Transaction and Monitoring Fee Agreement") between them, with effect from and after the closing of the DJO Merger (such agreement, as amended and restated, the "New Transaction and Monitoring Fee Agreement").

        Under the New Transaction and Monitoring Fee Agreement, DJO paid BMP, at the closing of the DJO Merger, a $15.0 million transaction fee and $0.6 million for related expenses. Also pursuant to this agreement, at the closing of the DJO Merger, DJO paid Blackstone Advisory Services, L.P., an affiliate of BMP ("BAS"), a $3.0 million advisory fee in consideration of the provision of certain strategic and other advice and assistance by BAS on behalf of BMP.

        Under the New Transaction and Monitoring Fee Agreement, BMP (including through its affiliates and representatives) will continue to provide certain monitoring, advisory and consulting services to DJO, on substantially the same terms and conditions as the Old Transaction and Monitoring Fee Agreement, for an annual monitoring fee which has been increased from $3.0 million to the greater of $7.0 million or 2.0% of consolidated EBITDA (as defined in the New Transaction and Monitoring Fee Agreement).

        The New Transaction and Monitoring Fee Agreement also provides, on substantially the same terms and conditions as the Old Transaction and Monitoring Fee Agreement, that:

  •
  at any time in connection with or in anticipation of a change of control of DJO, a sale of all or substantially all of its assets or an initial public offering of common stock of DJO or its successor, BMP may elect to receive, in lieu of remaining annual monitoring fee payments, a single lump sum cash payment equal to the then-present value of all then-current and future annual monitoring fees payable under the agreement, assuming a hypothetical termination date of the agreement to be November 2019;

  •
  the New Transaction and Monitoring Fee Agreement will continue until the earlier of November 2019, or such date as DJO and BMP may mutually agree; and

  •
  DJO will indemnify BMP and its affiliates, and their respective partners, members, shareholders, directors, officers, employees, agents and representatives from and against all liabilities relating to the services performed under the Old Transaction and Monitoring Fee Agreement or by the New Transaction and Monitoring Fee Agreement and the engagement of BMP pursuant to, and the performance of BMP and its affiliates and their respective representatives of the services contemplated by, each such agreement.

        During the three months ended July 2, 2011, in connection with the Dr. Comfort acquisition, we paid $5.0 million of transaction and advisory fees to Blackstone Advisory Partners, L.P., an affiliate of our major shareholder, which was recorded as a component of selling, general and administrative expense in our unaudited condensed consolidated statements of operations.

Policy and Procedures with Respect to Related Person Transactions

        The Board of Directors has not adopted a formal written policy for the review and approval of transactions with related persons. However, all such transactions will be reviewed by the Board on an as-needed basis.

Director Independence

        As a privately held company, the DJO Board is not required to have a majority of its directors be independent. We believe that Messrs. Braginsky, Howe and LaViolette would be deemed independent directors according to the independence definition promulgated under the New York Stock Exchange listing standards.

 DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

Overview

        On November 20, 2007, DJOFL entered into the senior secured credit facilities (the "senior secured credit facilities") with Credit Suisse Securities (USA) LLC and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners, Credit Suisse, as administrative agent, and Banc of America Securities LLC and the Bank of Nova Scotia, as co-syndication agents. The senior secured credit facilities originally provided senior secured financing of $1,165.0 million, consisting of a $1,065.0 million term loan facility and a $100.0 million revolving credit facility. We issued the term loan facility at a 1.2% discount, resulting in net proceeds of $1,052.4 million. As of July 2, 2011, the balance outstanding under the term loan facility was $847.4 million, exclusive of $5.2 million of unamortized original issue discount, and there were $46.0 million of borrowings outstanding under the revolving credit facility.

Interest Rate and Fees

        Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate as defined, and (2) the federal funds rate plus 0.50% or (b) the Eurodollar rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to each borrowing adjusted for required reserves. The initial applicable margins for borrowings under the term loan facility and the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to Eurodollar borrowings. The applicable margin for borrowings under the term loan facility and the revolving credit facility may be reduced subject to us attaining certain leverage ratios.

        We use interest rate swap agreements in an effort to hedge our exposure to fluctuating interest rates related to a portion of our senior secured credit facilities (see Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus). As of July 2, 2011, our weighted average interest rate for all borrowings under the senior secured credit facilities was 3.99%.

        In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments there under. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to us attaining certain leverage ratios. We must also pay customary letter of credit fees.

Prepayments

        The senior secured credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  50% (which percentage will be reduced to 25% and 0% upon our attaining certain leverage ratios) of our annual excess cash flow;

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  100% of the net cash proceeds above an annual amount of $25.0 million from non-ordinary course asset sales (including insurance and condemnation proceeds) by DJOFL and its restricted subsidiaries, subject to certain exceptions, including a 100% reinvestment right if such proceeds are reinvested or committed to be reinvested within 15 months of such sale or disposition so long as any committed reinvestment is actively reinvested within 180 days thereafter; and

  •
  100% of the net cash proceeds from issuances or incurrences of debt by DJOFL and its restricted subsidiaries, other than proceeds from debt permitted to be incurred under the senior secured credit facilities.

        The foregoing mandatory prepayments will be applied to the then outstanding loans under the term loan facility on a pro rata basis.

        We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty; provided that voluntary prepayments of Eurodollar loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

Amortization

        We are required to pay annual amortization (payable in equal quarterly installments) on the loans under the term loan facility in an amount equal to 1.00% of the funded total principal amount through February 2014 with the remaining amount payable in May 2014. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, which is six years from the date of the closing of the senior secured credit facilities.

Guarantee and Security

        All obligations under the senior secured credit facilities are unconditionally guaranteed by DJO Holdings LLC and each existing and future direct or indirect wholly owned domestic restricted subsidiary of DJOFL other than certain immaterial subsidiaries, unrestricted subsidiaries and subsidiaries that are precluded by law or regulation from guaranteeing the obligations (collectively, the "Guarantors").

        All obligations under the senior secured credit facilities, and the guarantees of those obligations are secured by substantially all the following assets of DJO Holdings LLC, us and each Guarantor, subject to certain exceptions:

  •
  a pledge of 100% of the capital stock of DJOFL and 100% of the capital stock of each wholly owned domestic subsidiary, and 65% of the capital stock of each wholly owned foreign subsidiary that is, in each case, directly owned by DJOFL or one of the Guarantors; and

  •
  a security interest in, and mortgages on, substantially all tangible and intangible assets of DJO Holdings LLC, DJOFL and each Guarantor.

Certain Covenants and Events of Default

        The senior secured credit facilities contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries' ability to:

  •
  incur additional indebtedness;

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  create liens on assets;

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  change fiscal years;

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  enter into sale and leaseback transactions;

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  engage in mergers or consolidations;

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  sell assets;

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  pay dividends and make other restricted payments;

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  make investments, loans or advances;

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  repay subordinated indebtedness;

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  make certain acquisitions;

  •
  engage in certain transactions with affiliates;

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  restrict the ability of restricted subsidiaries that are not Guarantors to pay dividends or make distributions;

  •
  amend material agreements governing our subordinated indebtedness; and

  •
  change our lines of business.

        Pursuant to the terms of the credit agreement relating to the senior secured credit facilities, we are required to maintain a maximum senior secured leverage ratio of consolidated senior secured debt to Adjusted EBITDA of 3.50:1 stepping down to 3.25:1 at the end of 2011. Adjusted EBITDA is defined as net income (loss) attributable to DJOFL, plus (income) loss from discontinued operations, interest expense, net, income tax benefit and depreciation and amortization, further adjusted for certain non-cash items, non-recurring items and other adjustment items, as permitted in calculating covenant compliance under our senior secured credit facilities and the Indentures. Adjusted EBITDA is a material component of these covenants. As of July 2, 2011, our actual senior secured leverage ratio was within the required ratio at 2.87:1.

        Adjusted EBITDA should not be considered as an alternative to net (loss) income or other performance measures presented in accordance with GAAP, or as an alternative to cash flow from operations as a measure of our liquidity. Adjusted EBITDA does not represent net (loss) income or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, the definition of Adjusted EBITDA in the Indentures and our senior secured credit facilities allows us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net income (loss). However, these are expenses that may recur, vary greatly and are difficult to predict. While Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

Amendment to the Senior Secured Credit Facilities

        On January 14, 2010, we entered into Amendment No. 1 to the senior secured credit facilities, which allowed DJOFL to co-issue the notes with DJO Finance Corporation and repay certain existing indebtedness without utilizing current debt incurrence capacity under the senior secured credit facilities.

        On October 7, 2010, we entered into Amendment No. 2 to the senior secured credit facilities, which allowed DJOFL to issue the outstanding senior subordinated notes that were issued on October 18, 2010, use proceeds from such issuance to repurchase or redeem our existing $200.0 million aggregate principal amount of 11.75% senior subordinated notes due 2014, prepay a portion of the term loans under our senior secured credit facilities and pay related fees and expenses.

        On February 18, 2011, we entered into Amendment No. 3 to the senior secured credit facilities, which increased the maximum total leverage ratio limitation in the permitted acquisitions covenant from 6.0x to 7.0x, and deemed the ETI acquisition to have been made as a permitted acquisition. The permitted acquisitions covenant has no limit on the dollar amount of acquisitions we are permitted to make, as long as we are in compliance with this ratio, with the senior secured leverage ratio, and not otherwise in default.

Senior Unsecured Notes

        On November 20, 2007, we issued $575.0 million aggregate principal amount of 10.875% Notes maturing on November 15, 2014 under an indenture dated as of November 20, 2007 (the "10.875% Notes indenture") among us, the guarantors party thereto and The Bank of New York Mellon

(formerly known as The Bank of New York), as trustee. On January 20, 2010, we issued an additional $100.0 million aggregate principal amount of 10.875% Notes under the 10.875% Notes indenture. Together, the $675.0 million aggregate principal amount of 10.875% Notes outstanding as of December 31, 2010, are hereafter referred to as the "10.875% Notes." The 10.875% Notes are guaranteed jointly and severally and on an unsecured senior basis by each of the Issuers' existing and future direct and indirect wholly owned domestic subsidiaries that guarantees any of the Issuers' indebtedness or any indebtedness of the Issuers' domestic subsidiaries or is an obligor under the Issuers' senior secured credit facilities.

        Under the 10.875% Notes indenture, prior to November 15, 2011, the Issuers have the option to redeem some or all of the 10.875% Notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on November 15, 2011, the Issuers may redeem some or all of the 10.875% Notes at a redemption price of 105.438% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 102.719% and 100% of the then outstanding principal balance at November 2012 and November 2013, respectively. Upon the occurrence of a change of control, unless DJOFL has previously sent or concurrently sends a notice exercising its optional redemption rights with respect to all of the then-outstanding 10.875% Notes, DJOFL will be required to make an offer to repurchase all of the then-outstanding 10.875% Notes at 101% of their principal amount, plus accrued and unpaid interest.

        The 10.875% Notes indenture contains covenants limiting, among other things, our and our restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred and convertible shares, pay dividends on, redeem, repurchase or make distributions or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into certain transactions with affiliates, and designate our subsidiaries as unrestricted subsidiaries.

THE EXCHANGE OFFERS

Purpose and Effect of the Exchange Offers

        DJOFL, DJO Finance Corporation and the guarantors of the outstanding notes entered into registration rights agreements with the initial purchasers of the outstanding notes in which they agreed, under certain circumstances, to use their reasonable best efforts to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes and thereafter cause the registration statement to become effective under the Securities Act no later than 360 days following the closing date of the issuance of the applicable outstanding notes. The exchange notes will have terms identical in all material respects to the related outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The outstanding senior notes were issued on April 7, 2011 and the outstanding senior subordinated notes were issued on October 18, 2010.

        Under the circumstances set forth below, DJOFL, DJO Finance Corporation and the guarantors will use their reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreements and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

  •
  if any changes in law, SEC rules or regulations or applicable interpretations thereof by the SEC do not permit us to effect an exchange offer as contemplated by the applicable registration rights agreement;

  •
  if an exchange offer is not consummated within 360 days after the date of issuance of the applicable outstanding notes;

  •
  if any initial purchaser so requests with respect to the outstanding notes not eligible to be exchanged for the exchange notes and held by it within 30 days after the consummation of the applicable exchange offer; or

  •
  if any holder that participates in an exchange offer does not receive freely transferable exchange notes in exchange for tendered outstanding notes.

        Under the registration rights agreements, if DJOFL and DJO Finance Corporation fails to complete the exchange offer (other than in the event we file a shelf registration statement) or the shelf registration statement, if required thereby, is not declared effective, in either case on or prior to 360 days after the applicable issue date (the "target registration date"), the interest rate on the related outstanding notes will be increased by (x) 0.25% per annum for the first 90-day period immediately following the target registration date and (y) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case, until the applicable exchange offer is completed or the shelf registration statement, if required, is declared effective by the SEC or the outstanding notes cease to constitute transfer restricted notes, up to a maximum of 1.00% per annum of additional interest. Copies of the registration rights agreements have been filed as an exhibit to the registration statement of which this prospectus is a part.

        If you wish to exchange your outstanding notes for exchange notes in the exchange offers, you will be required to make the following written representations:

  •
  you are not an affiliate of DJOFL and DJO Finance Corporation or an affiliate of any guarantor within the meaning of Rule 405 of the Securities Act;

  •
  you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

  •
  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see "Plan of Distribution."

Resale of Exchange Notes

        Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

  •
  you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

  •
  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        If you are an affiliate of DJOFL and DJO Finance Corporation or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

  •
  you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

  •
  in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

        This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offers. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offers

        On the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, DJOFL and DJO Finance Corporation will accept for exchange in the exchange offers any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in multiples of $2,000 and in integral multiples of $1,000 in excess thereof. DJOFL and DJO Finance Corporation will issue $2,000 and integral multiples of $1,000, in excess thereof, principal amount of exchange notes in exchange for each $2,000 and integral multiples of $1,000, in excess thereof, principal amount of outstanding notes surrendered in the exchange offers.

        The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreements to complete the exchange offers, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the indenture that authorized the issuance of the outstanding notes. For a description of the indentures, see "Description of Senior Notes" and "Description of Senior Subordinated Notes."

        The exchange offers are not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

        As of the date of this prospectus, $300.0 million aggregate principal amount of the 7.75% Senior Notes due 2018 that were issued in a private offering on April 7, 2011 are outstanding and unregistered and $300.0 million aggregate principal amount of the 9.75% Senior Subordinated Notes due 2017 that were issued in a private offering on October 18, 2010 are outstanding and unregistered. This prospectus and the applicable letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offers. DJOFL and DJO Finance Corporation intend to conduct the exchange offers in accordance with the provisions of the registration rights agreements, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the applicable indenture relating to such holders' series of outstanding notes and the applicable registration rights agreement except we will not have any further obligation to you to provide for the registration of the outstanding notes under the applicable registration rights agreement.

        DJOFL and DJO Finance Corporation will be deemed to have accepted for exchange properly tendered outstanding notes when it has given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the applicable registration rights agreement, DJOFL and DJO Finance Corporation expressly reserve the right to amend or terminate the exchange offers and to refuse to accept the occurrence of any of the conditions specified below under "—Conditions to the Exchange Offers."

        If you tender your outstanding notes in the exchange offers, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offers. It is important that you read "—Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offers.

Expiration Date; Extensions, Amendments

        As used in this prospectus, the term "expiration date" means 12:00 a.m. midnight, New York City time, on October 7, 2011. However, if we, in our sole discretion, extend the period of time for which an exchange offer is open, the term "expiration date" will mean the latest time and date to which we shall have extended the expiration of such exchange offer.

        To extend the period of time during which an exchange offer is open, we will notify the exchange agent of any extension by written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        DJOFL and DJO Finance Corporation reserve the right, in their sole discretion:

  •
  to delay accepting for exchange any outstanding notes (only in the case that we amend or extend an exchange offer);

  •
  to extend an exchange offer or to terminate an exchange offer if any of the conditions set forth below under "—Conditions to the Exchange Offers" have not been satisfied, by giving written notice of such delay, extension or termination to the exchange agent; and

  •
  subject to the terms of the applicable registration rights agreement, to amend the terms of an exchange offer in any manner. In the event of a material change in an exchange offer, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in such offer period following notice of the material change.

        Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice to the registered holders of the outstanding notes. If DJOFL and DJO Finance Corporation amend an exchange offer in a manner that we determine to constitute a material change, they will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding notes of that amendment.

Conditions to the Exchange Offers

        Despite any other term of the exchange offers, DJOFL and DJO Finance Corporation will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and they may terminate or amend an exchange offer as provided in this prospectus prior to the expiration date if in their reasonable judgment:

  •
  an exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

  •
  any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to an exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with such exchange offer.

        In addition, DJOFL and DJO Finance Corporation will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

  •
  the representations described under "—Purpose and Effect of the Exchange Offers," "—Procedures for Tendering" and "Plan of Distribution;" or

  •
  any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

        DJOFL and DJO Finance Corporation expressly reserve the right at any time or at various times to extend the period of time during which an exchange offer is open. Consequently, DJOFL and

DJO Finance Corporation may delay acceptance of any outstanding notes by giving written notice of such extension to their holders. DJOFL and DJO Finance Corporation will return any outstanding notes that they do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of an exchange offer.

        DJOFL and DJO Finance Corporation expressly reserve the right to amend or terminate an exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of an exchange offer specified above. DJOFL and DJO Finance Corporation will give written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        These conditions are for our sole benefit and DJOFL and DJO Finance Corporation may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If DJOFL and DJO Finance Corporation fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that they may assert at any time or at various times prior to the expiration date.

        In addition, DJOFL and DJO Finance Corporation will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the relevant indenture under the Trust Indenture Act of 1939 (the "TIA").

Procedures for Tendering Outstanding Notes

        To tender your outstanding notes in the exchange offers, you must comply with either of the following:

  •
  complete, sign and date the applicable letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the applicable letter of transmittal guaranteed if required by such letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under "—Exchange Agent—Notes" prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the exchange agent must receive certificates for outstanding notes along with the applicable letter of transmittal prior to the expiration date;

  •
  the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message prior to the expiration date; or

  •
  you must comply with the guaranteed delivery procedures described below.

        Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the applicable letter of transmittal.

        The method of delivery of outstanding notes, letters of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

        If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding notes, either:

  •
  make appropriate arrangements to register ownership of the outstanding notes in your name; or

  •
  obtain a properly completed bond power from the registered holder of outstanding notes.

        The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

        Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

  •
  by a registered holder of the outstanding notes who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible guarantor institution.

        If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

        If the letter of transmittal or any certificates representing outstanding notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

  •
  we may enforce that agreement against such participant.

        DTC is referred to herein as a "book-entry transfer facility."

Acceptance of Exchange Notes

        In all cases, DJOFL and DJO Finance Corporation will promptly issue exchange notes for outstanding notes that it has accepted for exchange under the exchange offers only after the exchange agent timely receives:

  •
  outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at the book-entry transfer facility; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By tendering outstanding notes pursuant to the exchange offers, you will represent to us that, among other things:

  •
  you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

  •
  you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

        DJOFL and DJO Finance Corporation will interpret the terms and conditions of the exchange offers, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. DJOFL and DJO Finance Corporation reserves the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in their or their counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

        Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither DJOFL, DJO Finance Corporation, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

        Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offers. Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent's account at the facility in accordance with the facility's procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a "book-entry confirmation," prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an "agent's message," as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

        Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC's Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

  •
  the tender is made through an eligible guarantor institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

  •
  the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent's account at DTC all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

        Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

        Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under "—Exchange Agent"; or

  •
  you must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

        Any notice of withdrawal must:

  •
  specify the name of the person who tendered the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

  •
  where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

  •
  If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

        If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offers. Properly withdrawn outstanding notes may be retendered by following the procedures described under "—Procedures for Tendering Outstanding Notes" above at any time on or prior to the expiration date.

Exchange Agent

        The Bank of New York Mellon has been appointed as the exchange agent for the exchange offers. The Bank of New York Mellon also acts as trustee under the indentures governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail:	By Overnight Courier or Hand Delivery:
The Bank of New York Mellon	The Bank of New York Mellon	The Bank of New York Mellon
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Operations
Reorganization Unit	Reorganization Unit	Reorganization Unit
101 Barclay Street—Floor 7E	101 Barclay Street—Floor 7E	101 Barclay Street—Floor 7E
New York, New York 10286	New York, New York 10286	New York, New York 10286
Attention: David Mauer	Attention: David Mauer	Attention: David Mauer
By Facsimile Transmission: (eligible institutions only): (212) 298-1915
Telephone Inquiries: (212) 815-3687

        Note:    Delivery of this instrument to an address other than as set forth above, or transmission of instructions other than as set forth above, will not constitute a valid delivery.

        If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

        Each registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offers. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

        We have not retained any dealer-manager in connection with the exchange offers and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offers.

Accounting Treatment

        We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges, as the terms of the exchange notes are substantially identical to the terms of the outstanding notes. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offers. We will capitalize the expenses relating to the exchange offers.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

  •
  tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offers.

        If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

        Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

        If you do not exchange your outstanding notes for exchange notes under the exchange offers, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

  •
  as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  as otherwise set forth in the offering circular distributed in connection with the private offerings of the outstanding notes.

        In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

        Participating in the exchange offers are voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF SENIOR NOTES

General

        Certain terms used in this description are defined under the subheading "Certain Definitions." In this description, (a) the terms "we," "our," "us," and "Company" refer only to DJO Finance LLC and not any of its Affiliates, (b) the terms "DJO Finance Corp." and "Co-Issuer" refer only to DJO Finance Corporation and not any of its Affiliates and (c) the term "Issuers" refers to the Company and the Co-Issuer.

        The Issuers issued $300.0 million in aggregate principal amount of 7.75% senior notes due 2018 (the "Notes") under an indenture dated as of April 7, 2011 (the "Indenture") among the Issuers, the Guarantors and The Bank of New York Mellon, a New York banking corporation, as trustee (the "Trustee"). The Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act.

        The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, and not this description, defines your rights as Holders of the Notes. You may request copies of the Indenture at our address set forth under the heading "Available Information and Incorporation by Reference."

        The Issuers are jointly and severally liable for all obligations under the Notes. The Co-Issuer is a Wholly-Owned Subsidiary of the Company that has been incorporated in Delaware as a special purpose finance subsidiary to facilitate the offering of the Notes and other debt securities of the Company. The Company believes that some prospective purchasers of the Notes may be restricted in their ability to purchase debt securities of partnerships or limited liability companies, such as the Company, unless the securities are jointly issued by a corporation. The Co-Issuer will not have any substantial operations or assets and will not have any revenues. Accordingly, you should not expect the Co-Issuer to participate in servicing the principal and interest obligations on the Notes.

Brief Description of Notes

        The Notes are:

  •
  general unsecured senior obligations of the Issuers;

  •
  pari passu in right of payment with all existing and future Senior Indebtedness (including the Senior Credit Facilities) of the Issuers;

  •
  effectively subordinated to all secured Indebtedness of the Issuers (including the Senior Credit Facilities) to the extent of the value of the assets securing such indebtedness; and structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Company's Subsidiaries that are not guaranteeing the Notes;

  •
  senior in right of payment to any Subordinated Indebtedness (including the Senior Subordinated Notes) of the Issuers; and

  •
  guaranteed on an unsecured senior basis by the Guarantors, as described under "—Guarantees."

        As of the date of the Indenture, all of the Company's subsidiaries are "Restricted Subsidiaries." However, under certain circumstances, we are permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Any Unrestricted Subsidiaries are not be subject to any of the restrictive covenants in the Indenture and do not guarantee the Notes.

Guarantees

        The Guarantors, as primary obligors and not merely as sureties, jointly and severally, fully and unconditionally guarantee, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations, of the Issuers under the Indenture and the Notes, whether for payment of principal of, any premium or interest on the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

        The Restricted Subsidiaries (other than as detailed below) guarantee the Notes. None of our Foreign Subsidiaries guarantee the Notes. Each of the Guarantees of the Notes are general unsecured obligation of each Guarantor, are pari passu in right of payment with all existing and future Senior Indebtedness of each such Guarantor and are effectively subordinated to all secured Indebtedness of each such Guarantor to the extent of the collateral securing such Indebtedness, and are senior in right of payment to all existing and future Subordinated Indebtedness (including guarantees of the Senior Subordinated Notes) of each such entity. The Notes are structurally subordinated to Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Issuers that do not Guarantee the Notes.

        Not all of the Company's Subsidiaries will Guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company. For the twelve months ended July 2, 2011, our Subsidiaries that are not Guarantors accounted for approximately $307.4 million, or 30.4%, of the Company's net sales, and approximately $17.1 million, or 5.8%, of the Company's total Adjusted EBITDA, and, as of July 2, 2011, our Subsidiaries that are not Guarantors accounted for approximately $265.5 million, or 8.5%, of the total assets, and approximately $51.4 million, or 1.9%, of the Company's total liabilities (excluding intercompany indebtedness).

        The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

        Any entity that makes a payment under its Guarantee is entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes."

        A Guarantee by a Guarantor provides by its terms that it shall be automatically and unconditionally released and discharged upon:

          (1)   (a)    any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer, after which the applicable Guarantor is no longer a Restricted Subsidiary) if such sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

            (b)   the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

            (c)   the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions set forth under "—Certain Covenants—Limitation on Restricted Payments" and the definition of "Unrestricted Subsidiary"; or

            (d)   the Issuers exercising their legal defeasance option or covenant defeasance option as described under "—Legal Defeasance and Covenant Defeasance" or the Issuers' obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

          (2)   such Guarantor delivering to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

        The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee are pari passu in right of payment with all Senior Indebtedness of the Issuers or the relevant Guarantor, as the case may be, including the obligations of the Issuers and such Guarantor under the Senior Credit Facilities.

        The Notes are effectively subordinated to all of the Issuers' and each Guarantor's existing and future Secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of July 2, 2011, the Issuers and the Guarantors had $893.4 million principal amount of secured Indebtedness consisting entirely of secured Indebtedness under the Senior Credit Facilities, and the Issuers had $54.0 million of available borrowings under the revolving credit facility of the Senior Credit Facilities and the option to increase the amount available under the Senior Credit Facilities by an amount not to exceed the greater of $150.0 million (subject to pro forma compliance with the senior secured leverage ratio financial maintenance covenant) and the amount of indebtedness the Issuers could incur to the extent the senior secured leverage ratio remains below a certain threshold.

        Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuers and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and in any case, such Indebtedness may be Senior Indebtedness. See "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock."

Paying Agent and Registrar for the Notes

        The Issuers maintain one or more paying agents for the Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Notes is the Trustee.

        The Issuers also maintain a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar maintains a register reflecting ownership of the Notes outstanding from time to time and makes payments on and facilitates transfer of Notes on behalf of the Issuers.

        The Company may change the paying agents or the registrars without prior notice to the Holders. The Company or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

        A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

        The Issuers issued $300.0 million of Notes in a private transaction that was not subject to the registration requirements of the Securities Act. The Notes will mature on April 15, 2018. Subject to compliance with the covenant described below under the caption "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," the Issuers may issue an unlimited principal amount of additional Notes from time to time under the Indenture ("Additional Notes"). The Notes offered by the Issuers and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to "Notes" for all purposes of the Indenture and this "Description of Senior Notes" include any Additional Notes that are actually issued. The Issuers will issue the Notes in denominations of $2,000 and integral multiples of $1,000, in excess thereof.

        Interest on the Notes accrues at the rate of 7.75% per annum and is payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2011 to the Holders of Notes of record on the immediately preceding April 1 and October 1. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

        Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Issuers maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuers, the Issuers' office or agency in New York will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to make an offer to purchase Notes as described under the caption "—Repurchase at the Option of Holders." In addition, we may, at our discretion, at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

        Except as set forth below, the Issuers are not entitled to redeem the Notes at their option prior to April 15, 2014.

        At any time prior to April 15, 2014, the Issuers may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to the registered address of each Holder or otherwise delivered in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption (the "Redemption Date"), subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

        On and after April 15, 2014, the Issuers may redeem the Notes, in whole or in part, upon notice as described under the heading "—Repurchase at the Option of Holders—Selection and Notice" at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable Redemption Date, subject to the right of Holders of record, on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on April 15, of each of the years indicated below:

Year	Percentage
2014	105.813%
2015	103.875
2016	101.938
2017	100.000

        In addition, until April 15, 2014, the Issuers may, at their option, redeem up to 35% of the aggregate principal amount of Notes issued by them at a redemption price equal to 107.750% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of Notes originally issued under the Indenture and any Additional Notes that are Notes issued under the Indenture after the Issue Date (excluding Notes and Additional Notes held by the Issuers or Subsidiaries or Affiliates of the Issuers) remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

        Any notice of redemption may be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

        The Trustee shall select the Notes to be purchased in the manner described under "Repurchase at the Option of Holders—Selection and Notice."

Repurchase at the Option of Holders

Change of Control

        The Indenture provides that if a Change of Control occurs, unless the Issuers have previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under "—Optional Redemption," the Issuers will make an offer to purchase all of the Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 60 days following any Change of Control, the Issuers will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC with a copy to the Trustee, with the following information:

          (1)   that a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" under the Indenture and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuers;

          (2)   the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date");

          (3)   that any Note not properly tendered will remain outstanding and continue to accrue interest;

          (4)   that unless the Issuers default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

          (5)   that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

          (6)   that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuers to purchase such Notes; provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

          (7)   that if the Issuers are repurchasing less than all of the Notes, the remaining Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof;

          (8)   the other instructions, as determined by the Issuers, consistent with the covenant described hereunder, that a Holder must follow; and

          (9)   if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional upon the occurrence of such Change of Control.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

        On the Change of Control Payment Date, the Issuers will, to the extent permitted by law,

          (1)   accept for payment all Notes issued by them or portions thereof properly tendered pursuant to the Change of Control Offer,

          (2)   deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered, and

          (3)   deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer's Certificate to the Trustee stating that such Notes or portions thereof have been tendered to, and purchased by, the Issuers.

        The Senior Credit Facilities will, and future credit agreements, or other agreements relating to Senior Indebtedness to which the Issuers become a party may, provide that certain change of control events with respect to the Issuers, would constitute a default thereunder (including events that would constitute a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities or any such future Indebtedness, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities or such future Indebtedness. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities or such future Indebtedness, such default could result in amounts outstanding under our Senior Credit Facilities or such future Indebtedness being declared due and payable.

        Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. After the Issue Date, we have no present-intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Certain Covenants—Liens." Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

        We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuers to make an offer to repurchase the Notes as described above.

        The provisions under the Indenture relating to the Issuers' obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to consummate an Asset Sale, unless:

          (1)   the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of; and

          (2)   except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the following shall be deemed to be cash for purposes of this provision and for no other purpose:

            (a)   any liabilities (as reflected in the Company's or such Restricted Subsidiary's most recent balance sheet or in the footnotes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been shown on the Company's or such Restricted Subsidiary's balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on the date of such balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or liabilities to the extent owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets and for which the Company and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

            (b)   any securities, notes or other similar obligations received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

            (c)   any Designated Non-cash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

        Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

          (1)   to permanently reduce:

            (a)   Obligations under the Senior Credit Facilities, and to correspondingly reduce commitments with respect thereto;

            (b)   Obligations under Senior Indebtedness that is secured by a Lien, which Lien is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

            (c)   Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that the Issuers shall equally and ratably reduce (or offer to reduce, as applicable) Obligations under the Notes; provided further that all reductions of obligations under the Notes shall be made as provided under "Optional Redemption," through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof plus accrued unpaid interest) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders of Notes to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

            (d)   Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or any Affiliate of the Company,

          (2)   to make (a) an Investment in any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

          (3)   to make an investment in (a) any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Company, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an "Acceptable Commitment") and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Company or such Restricted Subsidiary enters into another Acceptable Commitment (a "Second Commitment") within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

        Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuers shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes or any Guarantee ("Pari Passu Indebtedness"), to the holders of such Pari Passu Indebtedness (an "Asset Sale Offer"), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is an integral multiple of $1,000 (but in minimum amounts of $2,000) that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $20.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

        To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Additionally, the Issuers may, at their option, make an Asset Sale Offer using proceeds from any Asset Sale at any time after consummation of such Asset Sale. Upon consummation of any Asset Sale Offer, any Net Proceeds not used to purchase Notes in such Asset Sale Offer shall not be deemed Excess Proceeds and the Company may use any Net Proceeds not required to be used for general corporate purposes, subject to other covenants contained in the Indenture.

        Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

Selection and Notice

        If the Issuers are redeeming less than all of the Notes issued by them at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or (b) on a pro rata basis to the extent practicable or, to the extent that selection on a pro rata basis is not practicable, by lot or such other similar method in accordance with the procedures of DTC.

        Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes at such Holder's registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

        The Issuers will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

        Set forth below are summaries of certain covenants contained in the Indenture. During any period of time that (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event"), the Company and the Restricted Subsidiaries will not be subject to the following covenants (the "Suspended Covenants"):

          (1)   "—Repurchase at the Option of Holders—Asset Sales" and "—Repurchase at the Option of Holders—Change of Control";

          (2)   "—Limitation on Restricted Payments";

          (3)   "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (4)   clause (4) of the first paragraph of "—Merger, Consolidation or Sale of All or Substantially All Assets";

          (5)   "—Transactions with Affiliates";

          (6)   "—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries"; and

          (7)   "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries."

        In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the "Reversion Date") one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the "Suspension Period." The Guarantees of the Guarantors will be suspended during the Suspension Period. Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset at zero.

        During any Suspension Period, the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction; provided, that the Company or any Restricted Subsidiary may enter into a Sale and Lease-Back Transaction if (i) the Company or such Restricted Subsidiary could have incurred a Lien to secure the Indebtedness attributable to such Sale and Leaseback Transaction pursuant to "—Liens" below without equally and ratably securing the Notes pursuant to the covenant described under such covenant; and (ii) the consideration received by the Company or such Restricted Subsidiary in that Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold and otherwise complies with "—Repurchase at the Option of Holders—Asset Sales" above; provided, further, that the foregoing provisions shall cease to apply on and subsequent to the Reversion Date following such Suspension Period.

        Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Company or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to Notes; provided that (1) with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described above under the caption "Limitation on Restricted Payments" had been in effect prior to but not during the Suspension Period, provided that any Subsidiaries designated as Unrestricted Subsidiaries during the Suspension Period shall automatically become Restricted Subsidiaries on the Reversion Date (subject to the Company's right to subsequently designate them as Unrestricted Subsidiaries in compliance with the covenants set out below) and (2) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock." In addition, for purposes of clause (3) of the first paragraph under the caption "—Limitation on Restricted Payments," all events (including the accrual of Consolidated Net Income) set forth in such clause (3) occurring during a Suspension Period shall be disregarded for purposes of determining the amount of Restricted Payments the Company or any Restricted Subsidiary is permitted to make pursuant to such clause (3).

        There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

           (I)  declare or pay any dividend or make any payment or distribution on account of the Company's, or any of its Restricted Subsidiaries' Equity Interests, including, without limitation, payable in connection with any merger or consolidation other than:

            (a)   dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or

            (b)   dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

          (II)  purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company, or any direct or indirect parent of the Company, including, without limitation, in connection with any merger or consolidation;

        (III)  make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than (a) Indebtedness permitted under clauses (7) and (8) of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (other than, in the event any Default has occurred and is continuing, Indebtedness owing to any Restricted Subsidiary that is not a Guarantor) or (b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

        (IV)  make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exceptions thereof) being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

          (1)   no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (2)   immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; and

          (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) (to the extent not deducted in calculating Consolidated Net Income) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

            (a)   50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning September 30, 2007 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

            (b)   100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Company since immediately after November 20, 2007 (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") from the issue or sale of:

                (i)  (A)    Equity Interests of the Company, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received from the sale of:

                (x)   Equity Interests to employees, directors or consultants of the Company, any direct or indirect parent company of the Company and the Company's Subsidiaries after November 20, 2007, to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

                (y)   Designated Preferred Stock; and

                (B)  to the extent such net cash proceeds are actually contributed to the Company as equity (other than Disqualified Stock), Equity Interests of any of the Company's direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of any such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with-clause (4) of the next succeeding paragraph); or

               (ii)  debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company;

    provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or debt securities of the Company sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

            (c)   100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property contributed to the capital of the Company (other than as Disqualified Stock) after November 20, 2007 (other than (i) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock", (ii) contributions from a Restricted Subsidiary or (iii) any Excluded Contribution); plus

            (d)   100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Issuer or any Restricted Subsidiary by means of:

                (i)  the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after November 20, 2007; or

               (ii)  the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution or dividend from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) after November 20, 2007; plus

            (e)   in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after November 20, 2007, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Company in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $20.0 million, in writing by an

    Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the paragraph following the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

        The foregoing provisions will not prohibit:

          (1)   the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

          (2)   (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests ("Treasury Capital Stock") or Subordinated Indebtedness of the Company or any Equity Interests of any direct or indirect parent company of the Company, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company or any direct or indirect parent company of the Company to the extent contributed to the Company (in each case, other than any Disqualified Stock or Designated Preferred Stock) ("Refunding Capital Stock") and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Company) in an aggregate amount no greater than the aggregate amount per year of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

          (3)   the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Issuers or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuers or a Guarantor, as the case may be, which is incurred in compliance with "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" so long as:

            (a)   the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium to be paid (including reasonable premiums) and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

            (b)   such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

            (c)   such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired; and

            (d)   such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired;

          (4)   a Restricted Payment to pay for the repurchase, redemption or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Company or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Company, any of its Restricted Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity Interests rolled over by management of the Company in connection with the DJO Acquisition; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $10.0 million (which shall increase to $20.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent corporation of the Company) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year (which shall increase to $40.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent of the Company)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

            (a)   the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of the Company's direct or indirect parent companies, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been and are not thereafter applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph or otherwise; plus

            (b)   the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the Issue Date; less

            (c)   the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4); and provided further that cancellation of Indebtedness owing to the Company or any of its Restricted Subsidiaries from members of management of the Company, any of the Company's direct or indirect parent companies or any of the Company's Subsidiaries in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

          (5)   the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries and of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" to the extent such dividends are included in the definition of "Fixed Charges";

          (6)   (a)    the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company after the Issue Date;

            (b)   the declaration and payment of dividends to a direct or indirect parent company of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Company from the sale of such Designated Preferred Stock; or

            (c)   the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

  provided, however, in the case of each of (a) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

          (7)   Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 2.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (8)   repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options, or warrants;

          (9)   the declaration and payment of dividends on the Company's common stock (or payments of dividends to any direct or indirect parent entity to fund payments of dividends on such entity's common stock), following the consummation of an underwritten public offering of the Company's common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Company in or from any such public offering, other than public offerings with respect to common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

          (10) Restricted Payments in any amount that do not in the aggregate exceed all Excluded Contributions made since the Issue Date;

          (11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed 1.75% of Total Assets at the time made;

          (12) distributions or payments of Receivables Fees;

          (13) any Restricted Payment made as part of the Transactions, and the fees and expenses related thereto, or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Company to permit payment by such parent of such amounts), in each case to the extent permitted by (or, in the case of a dividend to fund such payment, to the extent such payment, if made by the Company, would be permitted by) the covenant described under "—Transactions with Affiliates";

          (14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions "Repurchase at the Option of Holders—Change of Control" and "Repurchase at the Option of Holders—Asset Sales"; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

          (15) the declaration and payment of dividends by the Company to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication:

            (a)   franchise and excise taxes and other fees, taxes and expenses in each case to the extent required to maintain their corporate existence;

            (b)   federal, state, foreign and local income taxes, to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

            (c)   customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

            (d)   general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Company to the extent such costs and expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and

            (e)   fees and expenses other than to Affiliates of the Company related to any unsuccessful equity or debt offering of such parent entity; and

          (16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents or were contributed to such Unrestricted Subsidiary in anticipation of such distribution, dividend or other payment);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (7), (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

        As of the Issue Date, all of the Company's Subsidiaries were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investment." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of "Permitted Investments," and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, "incur" and collectively, an "incurrence") with respect to any Indebtedness (including Acquired Indebtedness) and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Company and its Restricted Subsidiaries' most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

        The foregoing limitations will not apply to:

          (1)   the incurrence of Indebtedness under Credit Facilities by the Company or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $1,325.0 million outstanding at any one time;

          (2)   the incurrence by the Company and any Guarantor of Indebtedness represented by the Notes (including any Guarantee) (other than any Additional Notes) and any notes (including Guarantees thereof) issued in exchange for the Notes pursuant to the Registration Rights Agreement or similar agreement;

          (3)   Indebtedness of the Company and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

          (4)   Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (other than software) that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount at the date of such incurrence (including all Refinancing Indebtedness Incurred to refinance any other Indebtedness incurred pursuant to this clause (4)) not to exceed 4.0% of Total Assets; provided, however, that such Indebtedness exists at the date of such purchase or transaction or is created within 270 days thereafter (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (4) shall cease to be deemed incurred or outstanding for purposes of this clause (4) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (4));

          (5)   Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers' compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

          (6)   Indebtedness arising from agreements of the Company or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Company, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

          (7)   Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor is expressly subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in the Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

          (8)   Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Indebtedness being held by a person other than the Company or a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

          (9)   shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

          (10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred pursuant to "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," exchange rate risk or commodity pricing risk;

          (11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

          (12) (a) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary equal to 200.0% of the net cash proceeds received by the Company since immediately after the Issue Date from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of "—Limitation on Restricted Payments" to the extent such net cash proceeds or cash have not been applied to make Restricted Payments or to make other Investments, payments or exchanges pursuant to such clauses or pursuant to the second paragraph of "—Limitation on Restricted Payments" or to make Permitted Investments (other than Permitted Investments specified in clauses (1), (2) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $175.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

          (13) the incurrence or issuance by the Company or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund, refinance, replace, renew, extend or defease any Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund, refinance, replace, renew, extend or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

            (a)   has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced, replaced, renewed, extended or defeased,

            (b)   to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

            (c)   shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Co-Issuer or a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company, the Co-Issuer or a Guarantor;

  provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Secured Indebtedness;

          (14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Company or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either (a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (b) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

          (15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

          (16) Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

          (17) (a)    any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture,

            (b)   any guarantee by a Restricted Subsidiary of Indebtedness of the Company provided that such guarantee is incurred in accordance with the covenant described below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries," or

            (c)   any incurrence by the Co-Issuer of Indebtedness as a co-issuer of Indebtedness of the Company that was permitted to be incurred by another provision of this covenant;

          (18) Indebtedness of Foreign Subsidiaries of the Company in an amount not to exceed, at any one time outstanding and together with any other Indebtedness incurred under this clause (18), 10.0% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or its Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

          (19) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and

          (20) Indebtedness consisting of Indebtedness issued by the Company or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent company of the Company to the extent described in clause (4) of the second paragraph under the caption "—Limitation on Restricted Payments."

        For purposes of determining compliance with this covenant:

          (1)   in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (20) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; and

          (2)   at the time of incurrence, the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above; provided that all Indebtedness outstanding under the Senior Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph.

        Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional Disqualified Stock or Preferred Stock, as applicable, will in each case not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

        The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

        The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

        The Company will not, and will not permit the Co-Issuer or any Guarantor to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee, on any asset or property of the Company, the Co-Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

          (1)   in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

          (2)   in all other cases, the Notes or the Guarantees are equally and ratably secured,

except that the foregoing shall not apply to (a) Liens securing the Notes and the related Guarantees, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (including, during any Suspension Period, Indebtedness of the type and in the amounts specified under such clause) and (c) Liens securing Indebtedness under Credit Facilities permitted to be incurred under the covenant described above under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that, with respect to Liens securing Indebtedness permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 4.00 to 1.00.

Merger, Consolidation or Sale of All or Substantially All Assets

        Company.    The Company may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's properties or assets, in one or more related transactions, to any Person unless:

          (1)   the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership (including a limited partnership), trust or limited liability company organized or existing under the laws of the jurisdiction of organization of the Company or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Person, as the case may be, being herein called the "Successor Company");

          (2)   the Successor Company, if other than the Company, expressly assumes all the obligations of the Company under the Notes, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee, and the Registration Rights Agreement if the exchange offers contemplated therein has not been consummated or if the Issuers continue to have an obligation to file or maintain the effectiveness of a shelf registration statement as provided under such agreement;

          (3)   immediately after such transaction, no Default or Event of Default exists;

          (4)   immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

            (a)   the Company or the Successor Company, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," or

            (b)   the Fixed Charge Coverage Ratio for the Company (or, if applicable, the Successor Company) and its Restricted Subsidiaries would be greater than such Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

          (5)   each Guarantor, unless it is the other party to the transactions described above, in which case subclause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes;

          (6)   the Co-Issuer, unless it is the party to the transactions described above, in which case clause (3) of the third succeeding paragraph shall apply, shall have by supplemental indenture confirmed that it continues to be a co-obligor of the Notes; and

          (7)   the Company (or, if applicable, the Successor Company) shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

        The Successor Company will succeed to, and be substituted for the Company, as the case may be, under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

          (1)   any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Company, and

          (2)   the Company may merge with an Affiliate of the Company, as the case may be, solely for the purpose of reincorporating the Company in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

        Guarantors.    Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Company will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Company or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

          (1)   (a)    such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, trust or limited liability company organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Person");

            (b)   the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

            (c)   immediately after such transaction, no Default or Event of Default exists; and

            (d)   the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

          (2)   the transaction is made in compliance with the covenant described under "Repurchase at the Option of Holders—Asset Sales."

        Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Company, (ii) merge with an Affiliate of the Company solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Guarantor, in each case without regard to the requirements set forth in the preceding paragraph.

        Co-Issuer.    The Co-Issuer may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not the Co-Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Co-Issuer's properties or assets, in one or more related transactions, to any Person unless:

          (1)   (a)    concurrently therewith, a corporate Wholly-Owned Restricted Subsidiary of the Company organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (which may be the continuing Person as a result of such transaction) expressly assumes all the obligations of the Co-Issuer under the Notes, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee; or

            (b)   after giving effect thereto, at least one obligor on the notes shall be a corporation organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof;

          (2)   immediately after such transaction, no Default or Event of Default will have occurred and be continuing; and

          (3)   the Co-Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend, any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of any Affiliate of the Company (each of the foregoing, an "Affiliate Transaction") involving aggregate payments or consideration in excess of $12.5 million, unless:

          (1)   such Affiliate Transaction is on terms that are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm's-length basis; and

          (2)   the Company delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $25.0 million, a resolution adopted by the majority of the board of directors of the Company approving such Affiliate Transaction and set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (1) above.

        The foregoing provisions will not apply to the following:

          (1)   transactions between or among the Company or any of its Restricted Subsidiaries;

          (2)   Restricted Payments permitted by the provisions of the Indenture described above under the covenant "—Limitation on Restricted Payments" and the definition of "Permitted Investments";

          (3)   the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement in an aggregate amount in any fiscal year not to exceed the greater of $7.0 million and 2.0% of EBITDA for such fiscal year (calculated, solely for the purpose of this clause (3), assuming (a) that such fees and related expenses had not been paid, when calculating Net Income, and (b) without giving effect to clause (h) of the definition of EBITDA) (plus any unpaid management, consulting, monitoring and advisory fees and related expenses within such amount accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement not to exceed the amount set forth in the Sponsor Management Agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on the Issue Date);

          (4)   the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, former, current or future officers, directors, employees or consultants of Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

          (5)   transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that such terms are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm's-length basis;

          (6)   any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

          (7)   the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

          (8)   the Transactions and the payment of all fees and expenses related to the Transactions;

          (9)   transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

          (10) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any director, officer, employee or consultant (or their respective estates, investment funds, investment vehicles, spouses or former spouses) of the Company or any direct or indirect parent companies of any of its Subsidiaries;

          (11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

          (12) payments by the Company or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Company in good faith;

          (13) payments or loans (or cancellation of loans) to employees or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Company in good faith; and

          (14) investments by the Investors in securities of the Company or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary that is not a Guarantor to:

          (1)   (a)    pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

            (b)   pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

          (2)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

          (3)   sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

            (a)   contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation and Hedging Obligations and pursuant to the terms of the Senior Subordinated Notes and the 10.875% Notes;

            (b)   the Indenture and the Notes;

            (c)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

            (d)   applicable law or any applicable rule, regulation or order;

            (e)   any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

            (f)    contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

            (g)   Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

            (h)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

            (i)    other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

            (j)    customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

            (k)   customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

            (l)    any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

            (m)  restrictions created in connection with any Receivables Facility that, in the good faith determination of the Company are necessary or advisable to effect the transactions contemplated under such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

        The Company will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly Owned Subsidiaries if such non-Wholly Owned Subsidiaries guarantee other capital markets debt securities), other than a Guarantor, the Co-Issuer or a Foreign Subsidiary guaranteeing Indebtedness of another Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Company, the Co-Issuer or any other Guarantor unless:

          (1)   such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Company, the Co-Issuer or any Guarantor:

            (a)   if the Notes or such Guarantor's Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

            (b)   if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor's Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

            (c)   such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Company to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

          (1)   within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

          (2)   within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

          (3)   promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

          (4)   any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Company would be required to file such information with the SEC, if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Company has agreed that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        In the event that any direct or indirect parent company of the Company becomes a guarantor of the Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent company; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

        Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offers or the effectiveness of the shelf registration statement (1) by the filing with the SEC of the exchange offers registration statement or shelf registration statement (or any other registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act or (2) by posting reports that would be required to be filed substantially in the form required by the SEC on the Company's website (or on the website of any of its parent companies) or providing such reports to the Trustee, with financial information that satisfied Regulation S-X of the Securities Act, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above.

Limitation on Business Activities of the Co-Issuer

        The Co-Issuer may not hold any assets, become liable for any obligations or engage in any business activities; provided that it may be a co-obligor with respect to the Notes or any other Indebtedness issued by the Company, and may engage in any activities directly related thereto or necessary in connection therewith. The Co-Issuer shall be a Wholly-Owned Subsidiary of the Company at all times.

Events of Default and Remedies

        The Indenture provides that each of the following is an Event of Default:

          (1)   default in payment when due and payable (whether at maturity, upon redemption, acceleration or otherwise), of principal of, or premium, if any, on the Notes;

          (2)   default for 30 days or more in the payment when due of interest on or with respect to the Notes;

          (3)   failure by the Company, the Co-Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of the Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

          (4)   default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

            (a)   such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

            (b)   the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $50.0 million or more at any one time outstanding;

          (5)   failure by the Company or any Significant Subsidiary (including the Co-Issuer) to pay final judgments aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

          (6)   certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary; or

          (7)   the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

        If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

        Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

        The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder and rescind any acceleration with respect to the Notes and its consequences (provided such rescission would not conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

          (1)   the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

          (2)   holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

          (3)   the default that is the basis for such Event of Default has been cured.

        Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee is under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

          (1)   such Holder has previously given the Trustee notice that an Event of Default is continuing;

          (2)   Holders of at least 25% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

          (3)   Holders of the Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

          (4)   the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

          (5)   Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, under the Indenture, the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

        The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within 30 days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Issuers or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuers or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The obligations of the Issuers and the Guarantors under the Indenture, the Notes and the Guarantees, as the case may be, will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the Notes and have each Guarantor's obligation discharged with respect to its Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for:

          (1)   the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

          (2)   the Issuers' obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Issuers may, at their option and at any time, elect to have their obligations and those of each Guarantor released with respect to substantially all the restrictive covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuers) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

          (1)   the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Company must specify whether such Notes are being defeased to maturity or to a particular redemption date;

          (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

            (a)   the Issuers have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

            (b)   since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default (other than that resulting from borrowing funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than that resulting with respect to any Indebtedness being defeased from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

          (6)   the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

          (7)   the Issuers shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or any Guarantor or others; and

          (8)   the Issuers shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes, when:

          (1)   either

            (a)   all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

            (b)   all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers and the Issuers or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

          (2)   no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar or simultaneous deposit relating to other Indebtedness) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the indentures governing the Senior Subordinated Notes and the 10.875% Notes or any other material agreement or instrument (other than the Indenture) to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

          (3)   the Issuers have paid or caused to be paid all sums payable by it under the Indenture; and

          (4)   the Issuers have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

        In addition, the Issuers must deliver an Officer's Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuers or their Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

        The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

          (1)   reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders");

          (3)   reduce the rate of or change the time for payment of interest on any Note;

          (4)   waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

          (5)   make any Note payable in money other than U.S. dollars;

          (6)   make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

          (7)   make any change in these amendment and waiver provisions;

          (8)   impair the right of any Holder to receive payment of principal of, or interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or the Guarantees;

          (9)   make any change to or modify the ranking of the Notes that would adversely affect the Holders;

          (10) except as expressly permitted by the Indenture, modify the Guarantee of any Significant Subsidiary in any manner adverse to the Holders of the Notes or release the Co-Issuer from its obligations under the Indenture.

        Notwithstanding the foregoing, the Issuers, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder;

          (1)   to cure any ambiguity, omission, mistake, defect or inconsistency;

          (2)   to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

          (3)   to comply with the covenant relating to mergers, consolidations and sales of assets;

          (4)   to provide for the assumption of the Issuers' or any Guarantor's obligations to the Holders;

          (5)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

          (6)   to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuers or any Guarantor;

          (7)   to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

          (8)   to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

          (9)   to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

          (10) to provide for the issuance of Additional Notes in accordance with the Indenture;

          (11) to add a guarantor under the Indenture or to release a Guarantor in accordance with the terms of the Indenture;

          (12) to conform the text of the Indenture, Guarantees or the Notes to any provisions of this "Description of Senior Notes" to the extent that such provision in this "Description of Senior Notes" was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes;

          (13) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes; or

          (14) to make any other modifications to the Notes or the Indentures of a formal, minor or technical nature or necessary to correct a manifest error, so long as such modification does not adversely affect the rights of any Holders of the Notes in any material respect.

        The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

        Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

        The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

        "10.875% Notes" means the 10.875% Senior Notes due 2014 issued by the Issuers, pursuant to an indenture, dated November 20, 2007, among the Issuers, certain subsidiaries of the Company, as guarantors, and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee.

        "Acquired Indebtedness" means, with respect to any specified Person,

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any Note on any Redemption Date, the greater of:

          (1)   1.0% of the principal amount of such Note; and

          (2)   the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at April 15, 2014 (each such redemption price being set forth in the table appearing above under the caption "Optional Redemption"), plus (ii) all required interest payments due on such Note through April 15, 2014 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

        "Asset Sale" means:

          (1)   the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Company or any of its Restricted Subsidiaries (each referred to in this definition as a "disposition"); or

          (2)   the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"), whether in a single transaction or a series of related transactions;

    in each case, other than:

            (a)   any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn-out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

            (b)   the disposition of all or substantially all of the assets of the Company governed by, and in a manner permitted pursuant to, the provisions described above under "Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

            (c)   the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "Certain Covenants—Limitation on Restricted Payments";

            (d)   any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $10.0 million;

            (e)   any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to another Restricted Subsidiary of the Company;

            (f)    to the extent allowable under Section 1031 of the Internal Revenue Code of 1986 or comparable law or regulation, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

            (g)   the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

            (h)   any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

            (i)    foreclosures on assets;

            (j)    sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and

            (k)   any financing transaction with respect to the acquisition or construction of property by the Company or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   (a)    €, or any national currency of any participating member state of the EMU; or

            (b)   such local currencies held by the Company or any Restricted Subsidiary from time to time in the ordinary course of business;

          (3)   securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government), with maturities of 24 months or less from the date of acquisition;

          (4)   certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

          (5)   repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

          (6)   commercial paper rated at least P-1 by Moody's or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

          (7)   marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody's or S&P, respectively (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

          (8)   investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

          (9)   readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody's or S&P with maturities of 24 months or less from the date of acquisition;

          (10) Indebtedness or Preferred Stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's with maturities of 24 months or less from the date of acquisition; and

          (11) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA—(or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody's.

        Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

        "Change of Control" means the occurrence of any of the following:

          (1)   the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

          (2)   the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Company.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

          (1)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than or greater than par, as applicable, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness and excluding (t) accretion or accrual of discounted liabilities not constituting Indebtedness, (u) interest expense attributable to Indebtedness of a parent entity resulting from push-down accounting to the extent such Person and its Restricted Subsidiaries are not liable for the payment of such Indebtedness, (v) any expense resulting from the discounting of any outstanding Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (w) any "additional interest" with respect to other securities, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

          (2)   consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

          (3)   interest income for such period.

        For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

          (1)   any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transactions to the extent incurred on or prior to April 15, 2012), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans and other restructuring costs shall be excluded,

          (2)   the cumulative effect of a change in accounting principles during such period shall be excluded,

          (3)   any after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

          (4)   any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded,

          (5)   the Net Income for such period of any Person that is not a Subsidiary or is an Unrestricted Subsidiary or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

          (6)   solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of "Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

          (7)   effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in the property and equipment, inventory and other intangible assets, deferred revenue and debt line items in such Person's consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the DJO Acquisition, the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

          (8)   any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

          (9)   any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

          (10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded,

          (11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, disposition, recapitalization, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

          (12) accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established or adjusted as a result of the Transactions in accordance with GAAP or changes as a result of a modification of accounting policies shall be excluded and

          (13) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded.

        Notwithstanding the foregoing, for the purpose of the covenant described under "Certain Covenants—Limitation on Restricted Payments" only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries any repurchases and redemptions of Restricted Investments from the Company and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Company or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

        "Consolidated Secured Debt Ratio" as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Company's EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

        "Consolidated Total Indebtedness" means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each, case, determined on a consolidated basis in accordance with GAAP. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

          (1)   to purchase any such primary obligation or any property constituting direct or indirect security therefor,

          (2)   to advance or supply funds

            (a)   for the purchase or payment of any such primary obligation, or

            (b)   to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

          (3)   to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Facilities" means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

        "Designated Preferred Stock" means Preferred Stock of the Company or any parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate executed by the principal financial officer of the Company or the applicable parent company thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the "Certain Covenants—Limitation on Restricted Payments" covenant and are not otherwise applied to make any other Restricted Payment.

        "Designated Senior Indebtedness" means:

          (1)   any Indebtedness outstanding under the Senior Credit Facilities; and

          (2)   any other Senior Indebtedness permitted under this Indenture, the principal amount of which is $50.0 million or more and that has been designated by the Company as "Designated Senior Indebtedness".

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the maturity date of the Notes; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "DJO Acquisition" means the acquisition contemplated by the Agreement and Plan of Merger, dated as of July 15, 2007, by and among ReAble Therapeutics Finance LLC, Reaction Acquisition Merger Sub, Inc. and DJO Opco Holdings Inc. (f/k/a DJO Incorporated), and related financings.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

          (1)   increased (without duplication) by:

            (a)   provision for taxes based on income or profits or capital gains, including, without limitation, federal, state, foreign, franchise and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income; plus

            (b)   Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of "Consolidated Interest Expense" pursuant to clauses 1(t) through 1(z) thereof, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

            (c)   Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

            (d)   any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and the Credit Facilities and (ii) any amendment or other modification of the Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

            (e)   the amount of any restructuring charges, integration costs or other business optimization expenses or reserves deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

            (f)    any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

            (g)   the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

            (h)   the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under "Certain Covenants—Transactions with Affiliates"; plus

            (i)    [RESERVED]; plus

            (j)    the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

            (k)   any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Equity Interest of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments";

          (2)   decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period; and

          (3)   increased or decreased by (without duplication):

            (a)   any net gain or loss resulting in such period from Hedging Obligations and the application of Financial Accounting Standards Codification No. 815—Derivatives and Hedging; plus or minus, as applicable,

            (b)   any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk and revaluations of intercompany balances).

        "EMU" means economic and monetary union as contemplated in the Treaty on European Union.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

        "Equity Offering" means any public or private sale of common stock or Preferred Stock of the Company (excluding Disqualified Stock) or any of its direct or indirect parent companies to the extent contributed to the Company as Equity (other than Disqualified Stock), other than:

          (1)   public offerings with respect to the Company's or any direct or indirect parent company's common stock registered on Form S-8;

          (2)   issuances to any Subsidiary of the Company; and

          (3)   any such public or private sale that constitutes an Excluded Contribution.

        "€" means the single currency of participating member states of the EMU.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Excluded Contribution" means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from

          (1)   contributions to its common equity capital, and

          (2)   the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case after the Issue Date and in each case designated as Excluded Contributions pursuant to an officer's certificate executed by the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments."

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Fixed Charge Coverage Ratio Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

        For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis, assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of:

          (1)   Consolidated Interest Expense of such Person for such period;

          (2)   all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Restricted Subsidiary during such period; and

          (3)   all dividends or other distributions accrued (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

        "Foreign Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States which are in effect on the Issue Date.

        "Government Securities" means securities that are:

          (1)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

          (2)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means the guarantee by any Guarantor of the Issuers' Obligations under the Indenture.

        "Guarantor" means, each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the Indenture and its successors and assigns, until released from its obligations under its Guarantee in accordance with the terms of the Indenture.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

        "Holder" means the Person in whose name a Note is registered on the registrar's books.

        "Indebtedness" means, with respect to any Person, without duplication:

          (1)   any indebtedness of such Person, whether or not contingent:

            (a)   in respect of borrowed money;

            (b)   evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof);

            (c)   representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until, after 30 days of becoming due and payable, has not been paid and such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

            (d)   representing any Hedging Obligations; or

            (e)   during a Suspension Period only, obligations of the lessee for rental payments in respect of Sale and Lease-Back Transactions in an amount equal to the present value of such obligations during the remaining term of the lease using a discount rate equal to the rate of interest implicit in such transaction determined in accordance with GAAP.

  if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

          (2)   to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

          (3)   to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

        "Initial Purchasers" means Credit Suisse Securities (USA) LLC, Wells Fargo Securities, LLC and Macquarie Capital (USA) Inc.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

        "Investment Grade Securities" means:

          (1)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

          (2)   debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

          (3)   investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

          (4)   corresponding instruments in countries other than the United States customarily utilized for high quality investments.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "Certain Covenants—Limitation on Restricted Payments":

          (1)   "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

            (a)   the Company "Investment" in such Subsidiary at the time of such redesignation; less

            (b)   the portion (proportionate to the Company equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

          (2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Company.

        "Investors" means The Blackstone Group and each of its Affiliates, but not including any of its portfolio companies.

        "Issue Date" means April 7, 2011.

        "Legal Holiday" means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

        "Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of "Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, Chief, Financial Officer, Chief Operating Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the applicable Issuer.

        "Officer's Certificate" means a certificate signed on behalf of an Issuer by an Officer of such Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Issuer that meets the requirements set forth in the Indenture.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, a Subsidiary of the Company or the Trustee.

        "Permitted Asset Swap" means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the "Repurchase at the Option of Holders—Asset Sales" covenant.

        "Permitted Holders" means each of the Investors and members of management of the Company (or its direct parent) on the Issue Date who are holders of Equity Interests of the Company(or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

        "Permitted Investment" means:

          (1)   any Investment in the Company or any of its Restricted Subsidiaries;

          (2)   any Investment in cash and Cash Equivalents or Investment Grade Securities;

          (3)   any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

            (a)   such Person becomes a Restricted Subsidiary; or

            (b)   such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

          (4)   any Investment in securities or other assets, including earnouts, not constituting cash and Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

          (5)   any Investment existing on the Issue Date;

          (6)   any Investment acquired by the Company or any of its Restricted Subsidiaries:

            (a)   in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

            (b)   as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

          (7)   Hedging Obligations permitted under clause (10) of the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (8)   any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (9)   Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Company, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in "Certain Covenants—Limitations on Restricted Payments";

          (10) guarantees of Indebtedness of the Company and any Restricted Subsidiary permitted under the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under "Certain

  Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (5) and (9) of such paragraph);

          (12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

          (13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Company are necessary or advisable to effect any Receivables Facility;

          (15) advances to, or guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding at any one time, in the aggregate;

          (16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person's purchase of Equity Interests of the Company or any direct or indirect parent company thereof; and

          (17) loans and advances to independent sales persons against commissions not in excess of $15.0 million outstanding at any one time, in the aggregate.

        "Permitted Liens" means, with respect to any Person:

          (1)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

          (2)   Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

          (3)   Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

          (4)   Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

          (5)   minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (6)   Liens securing Indebtedness permitted to be incurred pursuant to clause (4) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (including, during any Suspension Period, Indebtedness of the type and in the amounts specified under such clause);

          (7)   Liens existing on the Issue Date;

          (8)   Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

          (9)   Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

          (10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (11) customary Liens securing Hedging Obligations entered into in the ordinary course of business by the Issuer or its Restricted Subsidiaries;

          (12) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and do not secure any Indebtedness;

          (14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

          (15) Liens in favor of the Company, the Co-Issuer or any Guarantor;

          (16) Liens on equipment of the Company or any of its Restricted Subsidiaries granted in the ordinary course of business to the Company's clients;

          (17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

          (18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

          (19) deposits made in the ordinary course of business to secure liability to insurance carriers;

          (20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $65.0 million at any one time outstanding;

          (21) Liens securing Indebtedness of any Foreign Subsidiary permitted to be incurred under the Indenture, to the extent such Liens relate only to the assets and properties of such Foreign Subsidiary;

          (22) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption "Events of Default and Remedies" so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

          (23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

          (24) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code or any comparable or successor provision on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

          (25) Liens deemed to exist in connection with Investments in repurchase agreements permitted under" Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

          (26) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

          (27) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business; and

          (28) during a Suspension Period only, Liens securing Indebtedness (other than Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the Notes), including Indebtedness represented by Sale and Leaseback Transactions, in an amount not to exceed 5.0% of Total Assets at any one time outstanding.

        For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

        "Qualified Proceeds" means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Company in good faith.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuers which shall be substituted for Moody's or S&P or both, as the case may be.

        "Receivables Facility" means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Company or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

        "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

        "Receivables Subsidiary" means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

        "Related Business Assets" means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Representative" means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Issuers.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Company (including the Co-Issuer and any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard & Poor's Rating Services and any successor to its rating agency business.

        "Sale and Lease-Back Transaction" means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Secured Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Senior Credit Facilities" means the Credit Facility under the Credit Agreement entered into as of November 20, 2007 by and among the Company, the Guarantors, the lenders party thereto in their capacities as lenders thereunder and Credit Suisse, Cayman Islands Branch, as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" above).

        "Senior Indebtedness" means:

          (1)   all Indebtedness of the Issuers or any Guarantor outstanding under the Senior Credit Facilities (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuers or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuers or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

          (2)   all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

          (3)   any other Indebtedness of the Issuers or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinate in right of payment to the Notes or any related Guarantee; and

          (4)   all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided, however, that Senior Indebtedness shall not include:

            (a)   any obligation of such Person to the Issuers or any of its Subsidiaries;

            (b)   any liability for federal, state, local or other taxes owed or owing by such Person;

            (c)   any accounts payable or other liability to trade creditors arising in the ordinary course of business;

            (d)   any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

            (e)   that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture; provided, however, that such Indebtedness shall be deemed not to have been incurred in violation of the Indenture for purposes of this clause if such Indebtedness consists of Designated Senior Indebtedness, and the holder(s) of such Indebtedness or their agent or representative (i) had no actual-knowledge at the time of incurrence that the incurrence of such Indebtedness violated the Indenture and (ii) shall have received a certificate from an officer of the Company to the effect that the incurrence of such Indebtedness does not violate the provisions of the Indenture.

        "Senior Subordinated Notes" means the 9.75% Senior Subordinated Notes due 2017 issued by the Issuers, pursuant to an indenture, dated October 18, 2010, among the Issuers, certain subsidiaries of the Company, as guarantors, and The Bank of New York Mellon, as trustee.

        "Significant Subsidiary" means (i) the Co-Issuer and (ii) any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

        "Similar Business" means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

        "Sponsor Management Agreement" means the management agreement between certain of the management companies associated with the Investors and the Company and/or one of its direct or indirect parent companies as in effect on the Issue Date.

        "Subordinated Indebtedness" means, with respect to the Notes,

          (1)   any Indebtedness of the Issuers which is by its terms subordinated in right of payment to the Notes, and

          (2)   any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

        "Subsidiary" means, with respect to any Person:

          (1)   any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination on owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

          (2)   any partnership, joint venture, limited liability company or similar entity of which

            (a)   more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

            (b)   such Person or any Restricted Subsidiary of such Person is a general partner or otherwise controls such entity.

        "Total Assets" means the total assets of the Company, except where expressly provided otherwise, and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of such other Person.

        "Transactions" means the acquisition contemplated by the Transaction Agreement and related financings

        "Transaction Agreement" means the Equity Interest Purchase Agreement, dated as of March 14, 2011, by and among Rikco International, LLC d/b/a Dr. Comfort, Rikco Holding Corporation, Merit Mezzanine Fund IV, L.P., Merit Mezzanine Parallel Fund IV, L.P., the members of Ricko International, LLC parties thereto and DJO LLC, as the same may be amended prior to the Issue Date.

        "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and, published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to April 15, 2014; provided, however, that if the period from the Redemption Date to April 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-777bbbb).

        "Unrestricted Subsidiary" means:

          (1)   any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below); and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Company may designate any Subsidiary of the Company, other than the Co-Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any Subsidiary of the Company (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

          (1)   any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Company;

          (2)   such designation complies with the covenants described under "Certain Covenants—Limitation on Restricted Payments"; and

          (3)   each of:

            (a)   the Subsidiary to be so designated; and

            (b)   its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

        The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

          (1)   the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; or

          (2)   the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

        Any such designation by the Company shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Company or any committee thereof giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

          (1)   the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

          (2)   the sum of all such payments.

        "Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

DESCRIPTION OF SENIOR SUBORDINATED NOTES

General

        Certain terms used in this description are defined under the subheading "Certain Definitions." In this description, (a) the terms "we," "our," "us," and "Company" refer only to DJOFL and not any of its Affiliates, (b) the terms "DJO Finance Corp." and "Co-Issuer" refer only to DJO Finance Corporation and not any of its Affiliates and (c) the term "Issuers" refers to the Company and the Co-Issuer.

        The Issuers are jointly and severally liable for all obligations under the Notes. The Co-Issuer is a Wholly-Owned Subsidiary of the Company that has been incorporated in Delaware as a special purpose finance subsidiary to facilitate the offering of the Notes and other debt securities of the Company. The Company believes that some prospective purchasers of the Notes may be restricted in their ability to purchase debt securities of partnerships or limited liability companies, such as the Company, unless the securities are jointly issued by a corporation. The Co-Issuer will not have any substantial operations or assets and will not have any revenues. Accordingly, you should not expect the Co-Issuer to participate in servicing the principal and interest obligations on the Notes.

        The Issuers issued $300.0 million aggregate principal amount of 9.75% senior subordinated notes due 2017 (the "Notes") under an indenture dated as of October 18, 2010 (the "Indenture") among the Issuers, the Guarantors and The Bank of New York Mellon, a New York banking corporation, as trustee (the "Trustee"). The Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act.

        The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Notes. You may request copies of the Indenture at our address set forth under the heading "Summary."

Brief Description of Notes

        The Notes are:

  •
  general unsecured senior subordinated obligations of the Issuers;

  •
  subordinated in right of payment to all existing and future Senior Indebtedness (including the Senior Credit Facilities) of the Issuers;

  •
  pari passu in right of payment with any future Senior Subordinated Indebtedness of the Issuers;

  •
  effectively subordinated to all secured Indebtedness of the Issuers (including the Senior Credit Facilities) to the extent of the value of the assets securing such indebtedness; and structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Company's Subsidiaries that are not guaranteeing the Notes;

  •
  senior in right of payment to any future Subordinated Indebtedness of the Issuers; and

  •
  guaranteed on an unsecured senior subordinated basis by the Guarantors, as described under "—Guarantees."

        As of the date of the Indenture, all of the Company's subsidiaries were "Restricted Subsidiaries." However, under certain circumstances, we are permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Any Unrestricted Subsidiaries are not be subject to any of the restrictive covenants in the Indenture and do not guarantee the Notes.

Guarantees

        The Guarantors, as primary obligors and not merely as sureties, jointly and severally, fully and unconditionally guarantee, on an unsecured senior subordinated basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, any premium or interest on the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

        The Restricted Subsidiaries (other than as detailed below) guarantee the Notes. None of our Foreign Subsidiaries will guarantee the Notes. Each of the Guarantees of the Notes are a general unsecured obligation of each Guarantor, are subordinated in right of payment to all existing and future Senior Indebtedness of each such Guarantor and are effectively subordinated to all secured Indebtedness of each such Guarantor to the extent of the collateral securing such Indebtedness, and are senior in right of payment to all future Subordinated Indebtedness of each such entity. The Notes are structurally subordinated to Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Issuers that do not Guarantee the Notes.

        Not all of the Company's Subsidiaries Guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company. For the twelve months ended July 2, 2011, our Subsidiaries that are not Guarantors accounted for approximately $307.4 million, or 30.4%, of the Company's net sales, and approximately $17.1 million, or 5.8%, of the Company's total Adjusted EBITDA, and as of July 2, 2011, our Subsidiaries that are not Guarantors accounted for approximately $265.5 million, or 8.5%, of the Company's total assets, and approximately $51.4 million, or 1.9%, of the Company's total liabilities (excluding intercompany indebtedness).

        The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

        Any entity that makes a payment under its Guarantee are entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes."

        A Guarantee by a Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

          (1)   (a)    any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer after which the applicable Guarantor is no longer a Restricted Subsidiary) if such sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

            (b)   the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

            (c)   the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions set forth under "—Certain Covenants—Limitation on Restricted Payments" and the definition of "Unrestricted Subsidiary"; or

            (d)   the Issuers exercising their legal defeasance option or covenant defeasance option as described under "—Legal Defeasance and Covenant Defeasance" or the Issuers' obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

          (2)   such Guarantor delivering to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

        The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee are subordinated in right of payment to the prior payment in cash in full of all Senior Indebtedness of the Issuers or the relevant Guarantor, as the case may be, including the obligations of the Issuers and such Guarantor under the Senior Credit Facilities.

        The Notes are subordinated in right of payment to all of the Issuers' and each Guarantor's existing and future Senior Indebtedness and effectively subordinated to all of the Issuers' and each Guarantor's existing and future Secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of July 2, 2011, the Issuers and the Guarantors had $893.4 million principal amount of secured Indebtedness, consisting entirely of secured Indebtedness under the Senior Credit Facilities, and the Issuers had $54.0 million of available borrowings under the revolving credit facility of the Senior Credit Facilities and the option to increase the amount available under the Senior Credit Facilities by the greater of $150.0 million (subject to pro forma compliance with the senior secured leverage ratio financial maintenance covenant) and the amount of indebtedness the Issuers could incur to the extent the senior secured leverage ratio remains below a certain threshold.

        Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuers and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock."

Paying Agent and Registrar for the Notes

        The Issuers maintain one or more paying agents for the Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Notes is the Trustee.

        The Issuers also maintain a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar maintains a register reflecting ownership of the Notes outstanding from time to time and makes payments on and facilitate transfer of Notes on behalf of the Issuers.

        The Company may change the paying agents or the registrars without prior notice to the Holders. The Company or any of its Subsidiaries may act as a paying agent or registrar.

Subordination of the Notes

        Only Indebtedness of the Issuers or a Guarantor that is Senior Indebtedness will rank senior to the Notes and the Guarantees in accordance with the provisions of the Indenture. The Notes and the

Guarantees will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Issuers and the relevant Guarantor, respectively.

        We will agree in the Indenture that the Issuers and the Guarantors will not incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of such Person, unless such Indebtedness is Senior Subordinated Indebtedness of the applicable Person or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Person. The Indenture does not treat (i) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (ii) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

        Neither the Issuers nor any Guarantor is permitted to pay principal of, premium, if any, or interest on the Notes (or pay any other obligations relating to the Notes, including Fees, costs, expenses, indemnities and rescission or damage claims) or make any deposit pursuant to the provisions described under "Legal Defeasance and Covenant Defeasance" or "Satisfaction and Discharge" below and may not purchase, redeem or otherwise retire any Notes (collectively, "pay the notes") (except in the form of Permitted Junior Securities) if either of the following occurs (a "Payment Default"):

          (1)   any Obligation on any Designated Senior Indebtedness of such Issuer is not paid in full in cash when due, after giving effect to any applicable grace period; or

          (2)   any other default on Designated Senior Indebtedness of such Issuer occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, the Issuers are permitted to pay the Notes if the Issuers and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

        During the continuance of any default other than a Payment Default (a "Non-Payment Default") with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Issuers are not permitted to pay the Notes (except in the form of Permitted Junior Securities) for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Issuers) of written notice (a "Blockage Notice") of such Non-Payment Default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

          (1)   by written notice to the Trustee and the Issuers from the Person or Persons who gave such Blockage Notice;

          (2)   because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

          (3)   because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

        Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, the Issuers and related Guarantors are permitted to resume paying the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods on the Notes is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be at least 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect. Notwithstanding the foregoing, however, no default that existed or was continuing on the date of delivery of any Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Blockage Notice unless such default has been waived for a period of not less than 90 days (it being acknowledged that any subsequent action, or any breach of any financial covenants during the period after the date of delivery of a Blockage Notice, that, in either case, would give rise to a Non-Payment Default pursuant to any provisions under which a Non-Payment Default previously existed or was continuing shall constitute a new Non-Payment Default for this purpose).

        In connection with the Notes, in the event of any payment or distribution of the assets of either Issuer upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to such Issuer or its property:

          (1)   the holders of Senior Indebtedness of such Issuer will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders of the Notes are entitled to receive any payment;

          (2)   until the Senior Indebtedness of such Issuer is paid in full in cash, any payment or distribution to which Holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders of Notes may receive Permitted Junior Securities; and

          (3)   if a distribution is made to Holders of the Notes that, due to the subordination provisions, should not have been made to them, such Holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness of such Issuer and pay it over to them as their interests may appear.

        The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Issuers to pay interest or principal with respect to the Notes when due by their terms. If payment of the Notes is accelerated because of an Event of Default, the Issuers must promptly notify the holders of Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness of the acceleration. So long as there shall remain outstanding any Senior Indebtedness under the Senior Credit Facilities, a Blockage Notice may be given only by the administrative agent thereunder unless otherwise agreed to in writing by the requisite lenders named therein.

        Each Guarantor's obligations under its Guarantee are senior subordinated obligations of that Guarantor. As such, the rights of Holders to receive payment pursuant to such Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Guarantor as described above. The terms of the subordination and payment blockage provisions described above with respect to the Issuers' obligations under the Notes apply in the same manner to the obligations of such Guarantor under its Guarantee.

        A Holder by its acceptance of Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee its attorney-in-fact for such purpose.

        By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Issuers or a Guarantor who are holders of Senior Indebtedness of the Issuers or such Guarantor, as the case may be, may recover more, ratably, than the Holders of the Notes, and creditors who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Notes.

        The terms of the subordination provisions described above do not apply to payments from money or the proceeds of Government Securities held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under "—Legal Defeasance and Covenant Defeasance" or "—Satisfaction and Discharge," if the foregoing subordination provisions were not violated at the time the applicable amounts were deposited in trust pursuant to such provisions.

Transfer and Exchange

        A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

        The Issuers issued $300.0 million of Notes in a private transaction that was not subject to the registration requirements of the Securities Act. The Notes will mature on October 15, 2017. Subject to compliance with the covenant described below under the caption "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," the Issuers may issue an unlimited principal amount of additional Notes from time to time under the Indenture ("Additional Notes"). The Notes offered by the Issuers and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to "Notes" for all purposes of the Indenture and this "Description of Senior Subordinated Notes" include any Additional Notes that are actually issued. The Issuers will issue Notes in denominations of $2,000 and integral multiples of $1,000, in excess thereof.

        Interest on the Notes accrues at the rate of 9.75% per annum and is payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2011 to the Holders of Notes of record on the immediately preceding April 1 and October 1. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

        Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Issuers maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuers, the Issuers' office or agency in New York will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to make an offer to purchase Notes as described under the caption "—Repurchase at the Option of Holders." In addition, we may, at our discretion, at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

        Except as set forth below, the Issuers are not entitled to redeem the Notes at their option prior to October 15, 2013.

        At any time prior to October 15, 2013, the Issuers may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to the registered address of each Holder or otherwise delivered in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption (the "Redemption Date"), subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

        On and after October 15, 2013, the Issuers may redeem the Notes, in whole or in part, upon notice as described under the heading "—Repurchase at the Option of Holders—Selection and Notice" at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 15 of each of the years indicated below:

Year	Percentage
2013	107.313%
2014	104.875%
2015	102.438%
2016	100.000%

        In addition, until October 15, 2013, the Issuers may, at their option, redeem up to 35% of the aggregate principal amount of Notes issued by them at a redemption price equal to 109.75% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of Notes originally issued under the Indenture and any Additional Notes that are Notes issued under the Indenture after the Issue Date (excluding Notes and Additional Notes held by the Issuers or Subsidiaries or Affiliates of the Issuers) remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

        Any notice of redemption may be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

        The Trustee shall select the Notes to be purchased in the manner described under "Repurchase at the Option of Holders—Selection and Notice."

Repurchase at the Option of Holders

Change of Control

        The Indenture provides that if a Change of Control occurs, unless the Issuers have previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under

"—Optional Redemption," the Issuers will make an offer to purchase all of the Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 60 days following any Change of Control, the Issuers will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC with a copy to the Trustee, with the following information:

          (1)   that a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" under the Indenture and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuers;

          (2)   the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date");

          (3)   that any Note not properly tendered will remain outstanding and continue to accrue interest;

          (4)   that unless the Issuers default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

          (5)   that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

          (6)   that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuers to purchase such Notes; provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

          (7)   that if the Issuers are repurchasing less than all of the Notes, the remaining Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof;

          (8)   the other instructions, as determined by the Issuers, consistent with the covenant described hereunder, that a Holder must follow; and

          (9)   if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional upon the occurrence of such Change of Control.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

        On the Change of Control Payment Date, the Issuers will, to the extent permitted by law,

          (1)   accept for payment all Notes issued by them or portions thereof properly tendered pursuant to the Change of Control Offer,

          (2)   deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered, and

          (3)   deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer's Certificate to the Trustee stating that such Notes or portions thereof have been tendered to, and purchased by, the Issuers.

        The Senior Credit Facilities, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuers become a party may, provide that certain change of control events with respect to the Issuers would constitute a default thereunder (including events that would constitute a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities or any such future Indebtedness, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities or such future Indebtedness. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities or such future Indebtedness, such default could result in amounts outstanding under our Senior Credit Facilities or such future Indebtedness being declared due and payable.

        Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Certain Covenants—Liens." Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

        We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuers to make an offer to repurchase the Notes as described above.

        The provisions under the Indenture relating to the Issuers' obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to consummate an Asset Sale, unless:

          (1)   the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of; and

          (2)   except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the following shall be deemed to be cash for purposes of this provision and for no other purpose:

            (a)   any liabilities (as reflected in the Company's or such Restricted Subsidiary's most recent balance sheet or in the footnotes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been shown on the Company's or such Restricted Subsidiary's balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on the date of such balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or liabilities to the extent owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets and for which the Company and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

            (b)   any securities, notes or other similar obligations received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

            (c)   any Designated Non-cash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

        Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

          (1)   to permanently reduce:

            (a)   Obligations under Senior Indebtedness, and to correspondingly reduce commitments with respect thereto;

            (b)   Obligations under other Senior Subordinated Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that the Issuers shall equally and ratably reduce (or offer to reduce, as applicable) Obligations under the Notes; provided further that all reductions of obligations under the Notes shall be made as provided under "Optional

    Redemption," through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof plus accrued unpaid interest) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders of Notes to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

            (c)   Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or any Affiliate of the Company,

          (2)   to make (a) an Investment in any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

          (3)   to make an investment in (a) any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Company, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an "Acceptable Commitment") and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Company or such Restricted Subsidiary enters into another Acceptable Commitment (a "Second Commitment") within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

        Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuers shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes or any Guarantee ("Pari Passu Indebtedness"), to the holders of such Pari Passu Indebtedness (an "Asset Sale Offer"), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is an integral multiple of $1,000 (but in minimum amounts of $2,000) that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $20.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

        To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Additionally, the Issuers may, at their option, make an Asset Sale Offer using proceeds from any Asset Sale at any time after consummation of such Asset Sale. Upon consummation of any Asset Sale Offer, any Net Proceeds not used to purchase Notes in such Asset Sale Offer shall not be deemed Excess Proceeds and the Company may use any Net Proceeds not required to be used for general corporate purposes, subject to other covenants contained in this Indenture.

        Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

Selection and Notice

        If the Issuers are redeeming less than all of the Notes issued by them at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or (b) on a pro rata basis to the extent practicable or, to the extent that selection on a pro rata basis is not practicable, by lot or such other similar method in accordance with the procedures of DTC.

        Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes at such Holder's registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

        The Issuers will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

        Set forth below are summaries of certain covenants contained in the Indenture. During any period of time that (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event"), the Company and the Restricted Subsidiaries will not be subject to the following covenants (the "Suspended Covenants"):

          (1)   "—Repurchase at the Option of Holders—Asset Sales" and "—Repurchase at the Option of Holders—Change of Control";

          (2)   "—Limitation on Restricted Payments";

          (3)   "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (4)   clause (4) of the first paragraph of "—Merger, Consolidation or Sale of All or Substantially All Assets";

          (5)   "—Transactions with Affiliates";

          (6)   "—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries"; and

          (7)   "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries."

        In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the "Reversion Date") one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the "Suspension Period." The Guarantees of the Guarantors will be suspended during the Suspension Period. Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset at zero.

        Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Company or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to Notes; provided that (1) with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described above under the caption "—Limitation on Restricted Payments" had been in effect prior to, but not during the Suspension Period, provided that any Subsidiaries designated as Unrestricted Subsidiaries during the Suspension Period shall automatically become Restricted Subsidiaries on the Reversion Date (subject to the Company's right to subsequently designate them as Unrestricted Subsidiaries in compliance with the covenants set out below) and (2) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock." In addition, for purposes of clause (3) of the first paragraph under the caption "—Limitation on Restricted Payments," all events (including the accrual of Consolidated Net Income) set forth in such clause (3) occurring during a Suspension Period shall be disregarded for purposes of determining the amount of Restricted Payments the Company or any Restricted Subsidiary is permitted to make pursuant to such clause (3).

        There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

           (I)  declare or pay any dividend or make any payment or distribution on account of the Company's, or any of its Restricted Subsidiaries' Equity Interests, including, without limitation, payable in connection with any merger or consolidation other than:

            (a)   dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or

            (b)   dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

          (II)  purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company, or any direct or indirect parent of the Company, including, without limitation, in connection with any merger or consolidation;

        (III)  make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than (a) Indebtedness permitted under clauses (7) and (8) of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (other than, in the event any Default has occurred and is continuing, Indebtedness owing to any Restricted Subsidiary that is not a Guarantor) or (b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

        (IV)  make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exceptions thereof) being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

          (1)   no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (2)   immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; and

          (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) (to the extent not deducted in calculating Consolidated Net Income) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

            (a)   50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning September 30, 2007 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

            (b)   100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Company since immediately after November 20, 2007 (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of "—Limitation on

    Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") from the issue or sale of:

                (i)  (A)    Equity Interests of the Company, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received from the sale of:

                (x)   Equity Interests to employees, directors or consultants of the Company, any direct or indirect parent company of the Company and the Company's Subsidiaries after November 20, 2007, to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

                (y)   Designated Preferred Stock; and

                (B)  to the extent such net cash proceeds are actually contributed to the Company as equity (other than Disqualified Stock), Equity Interests of any of the Company's direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of any such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

               (ii)  debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company;

    provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or debt securities of the Company sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

            (c)   100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property contributed to the capital of the Company (other than as Disqualified Stock) following after November 20, 2007 (other than (i) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock", (ii) contributions from a Restricted Subsidiary or (iii) any Excluded Contribution); plus

            (d)   100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Issuer or any Restricted Subsidiary by means of:

                (i)  the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after November 20, 2007; or

               (ii)  the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution or dividend from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) after after November 20, 2007; plus

            (e)   in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after November 20, 2007, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Company in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $20.0 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the paragraph following the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

        The foregoing provisions will not prohibit:

          (1)   the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

          (2)   (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests ("Treasury Capital Stock") or Subordinated Indebtedness of the Company or any Equity Interests of any direct or indirect parent company of the Company, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company or any direct or indirect parent company of the Company to the extent contributed to the Company (in each case, other than any Disqualified Stock or Designated Preferred Stock) ("Refunding Capital Stock") and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Company) in an aggregate amount no greater than the aggregate amount per year of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

          (3)   the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Issuers or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuers or a Guarantor, as the case may be, which is incurred in compliance with "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" so long as:

            (a)   the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium to be paid (including reasonable premiums) and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

            (b)   such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

            (c)   such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired; and

            (d)   such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired;

          (4)   a Restricted Payment to pay for the repurchase, redemption or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Company or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Company, any of its Restricted Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity Interests in DJO Incorporated (which for purposes of this sentence, means the entity named DJO Incorporated immediately prior to the consummation of the Transactions) rolled over by management of the Company in connection with the Transactions; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $10.0 million (which shall increase to $20.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent corporation of the Company) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year (which shall increase to $40.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent of the Company)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

            (a)   the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of the Company's direct or indirect parent companies, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been and are not thereafter applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph or otherwise; plus

            (b)   the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the Issue Date; less

            (c)   the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4); and provided further that cancellation of Indebtedness owing to the Company or any of its Restricted Subsidiaries from members of management of the Company, any of the Company's direct or indirect parent companies or any of the Company's Subsidiaries in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

          (5)   the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries and of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" to the extent such dividends are included in the definition of "Fixed Charges";

          (6)   (a)    the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company after the Issue Date;

            (b)   the declaration and payment of dividends to a direct or indirect parent company of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Company from the sale of such Designated Preferred Stock; or

            (c)   the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

  provided, however, in the case of each of (a) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

          (7)   Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 2.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (8)   repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

          (9)   the declaration and payment of dividends on the Company's common stock (or payments of dividends to any direct or indirect parent entity to fund payments of dividends on such entity's common stock), following the consummation of an underwritten public offering of the Company's common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Company in or from any such public offering, other than public offerings with respect to common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

          (10) Restricted Payments in any amount that do not in the aggregate exceed all Excluded Contributions made since the Issue Date;

          (11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed 1.75% of Total Assets at the time made;

          (12) distributions or payments of Receivables Fees;

          (13) any Restricted Payment made as part of the Transactions, and the fees and expenses related thereto, or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Company to permit payment by such parent of such amounts), in each case to the extent permitted by (or, in the case of a dividend to fund such payment, to the extent such payment, if made by the Company, would be permitted by) the covenant described under "—Transactions with Affiliates";

          (14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions "Repurchase at the Option of Holders—Change of Control" and "Repurchase at the Option of Holders—Asset Sales"; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

          (15) the declaration and payment of dividends by the Company to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication:

            (a)   franchise and excise taxes and other fees, taxes and expenses, in each case to the extent required to maintain their corporate existence;

            (b)   federal, state, foreign and local income taxes, to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

            (c)   customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

            (d)   general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Company to the extent such costs and expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and

            (e)   fees and expenses other than to Affiliates of the Company related to any unsuccessful equity or debt offering of such parent entity; and

          (16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents or were contributed to such Unrestricted Subsidiary in anticipation of such distribution, dividend or other payment);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (7), (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

        As of the Issue Date, all of the Company's Subsidiaries were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investment." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of "Permitted Investments," and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, "incur" and collectively, an "incurrence") with respect to any Indebtedness (including Acquired Indebtedness) and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Company and its Restricted Subsidiaries' most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

        The foregoing limitations will not apply to:

          (1)   the incurrence of Indebtedness under Credit Facilities by the Company or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $1,325.0 million outstanding at any one time;

          (2)   the incurrence by the Company and any Guarantor of Indebtedness represented by the Notes (including any Guarantee) (other than any Additional Notes);

          (3)   Indebtedness of the Company and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

          (4)   Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (other than software) that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount at the date of such incurrence (including all Refinancing Indebtedness Incurred to refinance any other Indebtedness incurred pursuant to this clause (4)) not to exceed 4.0% of Total Assets; provided, however, that such Indebtedness exists at the date of such purchase or transaction or is created within 270 days thereafter (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (4) shall cease to be deemed incurred or outstanding for purposes of this clause (4) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (4));

          (5)   Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers' compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

          (6)   Indebtedness arising from agreements of the Company or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Company, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

          (7)   Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor is expressly subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in the Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

          (8)   Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Indebtedness being held by a person other than the Company or a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

          (9)   shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

          (10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred pursuant to "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," exchange rate risk or commodity pricing risk;

          (11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

          (12) (a) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary equal to 200.0% of the net cash proceeds received by the Company since immediately after the Issue Date from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of "—Limitation on Restricted Payments" to the extent such net cash proceeds or cash have not been applied to make Restricted Payments or to make other Investments, payments or exchanges pursuant to such clauses or pursuant to the second paragraph of "—Limitation on Restricted Payments" or to make Permitted Investments (other than Permitted Investments specified in clauses (1), (2) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $175.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

          (13) the incurrence or issuance by the Company or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund, refinance, replace, renew, extend or defease any Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund, refinance, replace, renew, extend or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

            (a)   has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced, replaced, renewed, extended or defeased,

            (b)   to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

            (c)   shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Co-Issuer or a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company, the Co-Issuer or a Guarantor;

  provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Secured Indebtedness;

          (14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Company or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either (a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (b) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

          (15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

          (16) Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

          (17) (a)    any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture,

            (b)   any guarantee by a Restricted Subsidiary of Indebtedness of the Company provided that such guarantee is incurred in accordance with the covenant described below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries," or

            (c)   any incurrence by the Co-Issuer of Indebtedness as a co-issuer of Indebtedness of the Company that was permitted to be incurred by another provision of this covenant;

          (18) Indebtedness of Foreign Subsidiaries of the Company in an amount not to exceed, at any one time outstanding and together with any other Indebtedness incurred under this clause (18), 10.0% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or its Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

          (19) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and

          (20) Indebtedness consisting of Indebtedness issued by the Company or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent company of the Company to the extent described in clause (4) of the second paragraph under the caption "—Limitation on Restricted Payments."

        For purposes of determining compliance with this covenant:

          (1)   in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (20) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; and

          (2)   at the time of incurrence, the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above; provided that all Indebtedness outstanding under the Senior Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph.

        Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional Disqualified Stock or Preferred Stock, as applicable, will in each case not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

        The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

        The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

        The Company will not, and will not permit the Co-Issuer or any Guarantor to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness ranking pari passu with, or subordinated to, the Notes or any related Guarantee, on any asset or property of the Company, the Co-Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

          (1)   in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

          (2)   in all other cases, the Notes or the Guarantees are equally and ratably secured,

except that the foregoing shall not apply to Liens securing the Notes and the related Guarantees.

Merger, Consolidation or Sale of All or Substantially All Assets

        Company.    The Company may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's properties or assets, in one or more related transactions, to any Person unless:

          (1)   the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership (including a limited partnership), trust or limited liability company organized or existing under the laws of the jurisdiction of organization of the Company or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Person, as the case may be, being herein called the "Successor Company");

          (2)   the Successor Company, if other than the Company, expressly assumes all the obligations of the Company under the Notes, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

          (3)   immediately after such transaction, no Default or Event of Default exists;

          (4)   immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

            (a)   the Company or the Successor Company, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," or

            (b)   the Fixed Charge Coverage Ratio for the Company (or, if applicable, the Successor Company) and its Restricted Subsidiaries would be greater than such Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

          (5)   each Guarantor, unless it is the other party to the transactions described above, in which case subclause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes;

          (6)   the Co-Issuer, unless it is the party to the transactions described above, in which case clause (3) of the third succeeding paragraph shall apply, shall have by supplemental indenture confirmed that it continues to be a co-obligor of the Notes; and

          (7)   the Company (or, if applicable, the Successor Company) shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

        The Successor Company will succeed to, and be substituted for the Company, as the case may be, under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

          (1)   any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Company, and

          (2)   the Company may merge with an Affiliate of the Company, as the case may be, solely for the purpose of reincorporating the Company in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

        Guarantors.    Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Company will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Company or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

          (1)   (a)    such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, trust or limited liability company organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Person");

            (b)   the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

            (c)   immediately after such transaction, no Default or Event of Default exists; and

            (d)   the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

          (2)   the transaction is made in compliance with the covenant described under "Repurchase at the Option of Holders—Asset Sales."

        Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Company, (ii) merge with an Affiliate of the Company solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Guarantor, in each case without regard to the requirements set forth in the preceding paragraph.

        Co-Issuer.    The Co-Issuer may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not the Co-Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Co-Issuer's properties or assets, in one or more related transactions, to any Person unless:

          (1)   (a)    concurrently therewith, a corporate Wholly-Owned Restricted Subsidiary of the Company organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (which may be the continuing Person as a result of such transaction) expressly assumes all the obligations of the Co-Issuer under the Notes, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee; or

            (b)   after giving effect thereto, at least one obligor on the notes shall be a corporation organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof;

          (2)   immediately after such transaction, no Default or Event of Default will have occurred and be continuing; and

          (3)   The Co-Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend, any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of any Affiliate of the Company

(each of the foregoing, an "Affiliate Transaction") involving aggregate payments or consideration in excess of $12.5 million, unless:

          (1)   such Affiliate Transaction is on terms that are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm's-length basis; and

          (2)   the Company delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $25.0 million, a resolution adopted by the majority of the board of directors of the Company approving such Affiliate Transaction and set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (1) above.

        The foregoing provisions will not apply to the following:

          (1)   transactions between or among the Company or any of its Restricted Subsidiaries;

          (2)   Restricted Payments permitted by the provisions of the Indenture described above under the covenant "—Limitation on Restricted Payments" and the definition of "Permitted Investments";

          (3)   the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement in an aggregate amount in any fiscal year not to exceed the greater of $7.0 million and 2.0% of EBITDA for such fiscal year (calculated, solely for the purpose of this clause (3), assuming (a) that such fees and related expenses had not been paid, when calculating Net Income, and (b) without giving effect to clause (h) of the definition of EBITDA) (plus any unpaid management, consulting, monitoring and advisory fees and related expenses within such amount accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement not to exceed the amount set forth in the Sponsor Management Agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on the Issue Date);

          (4)   the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, former, current or future officers, directors, employees or consultants of Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

          (5)   transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that such terms are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm's-length basis;

          (6)   any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

          (7)   the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

          (8)   the Transaction and the payment of all fees and expenses related to the Transaction;

          (9)   transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

          (10) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any director, officer, employee or consultant (or their respective estates, investment funds, investment vehicles, spouses or former spouses) of the Company or any direct or indirect parent companies of any of its Subsidiaries;

          (11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

          (12) payments by the Company or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Company in good faith;

          (13) payments or loans (or cancellation of loans) to employees or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Company in good faith; and

          (14) investments by the Investors in securities of the Company or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary that is not a Guarantor to:

          (1)   (a)    pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

            (b)   pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

          (2)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

          (3)   sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries,

    except (in each case) for such encumbrances or restrictions existing under or by reason of:

            (a)   contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation and Hedging Obligations and pursuant to the terms of the 10.875% Notes;

            (b)   the Indenture and the Notes;

            (c)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

            (d)   applicable law or any applicable rule, regulation or order;

            (e)   any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

            (f)    contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

            (g)   Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

            (h)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

            (i)    other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

            (j)    customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

            (k)   customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

            (l)    any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

            (m)  restrictions created in connection with any Receivables Facility that, in the good faith determination of the Company are necessary or advisable to effect the transactions contemplated under such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

        The Company will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly Owned Subsidiaries if such non-Wholly Owned Subsidiaries guarantee other capital markets debt securities), other than a Guarantor, the Co-Issuer or a Foreign Subsidiary guaranteeing Indebtedness of another Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Company, the Co-Issuer or any other Guarantor unless:

          (1)   such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Company, the Co-Issuer or any Guarantor:

            (a)   if the Notes or such Guarantor's Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

            (b)   if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor's Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

            (c)   such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Limitation on Layering

        The Indenture provides that the Company will not, and will not permit the Co-Issuer or any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Senior Indebtedness of the Company, the Co-Issuer or such Guarantor, as the case may be, unless such Indebtedness is either:

          (1)   equal in right of payment with the Notes or such Guarantor's Guarantee of the Notes, as the case may be; or

          (2)   expressly subordinated in right of payment to the Notes or such Guarantor's Guarantee of the Notes, as the case may be.

        The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Reports and Other Information

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Company to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

          (1)   within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

          (2)   within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

          (3)   promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

          (4)   any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Company would be required to file such information with the SEC, if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Company has agreed that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        In the event that any direct or indirect parent company of the Company becomes a guarantor of the Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent company; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

        Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offers or the effectiveness of the shelf registration statement (1) by the filing with the SEC of the exchange offers registration statement or shelf registration statement (or any other registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act or (2) by posting reports that would be required to be filed substantially in the form required by the SEC on the Company's website (or on the website of any of its parent companies) or providing such reports to the Trustee, with financial information that satisfied Regulation S-X of the Securities Act, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above.

Limitation on Business Activities of the Co-Issuer

        The Co-Issuer may not hold any assets, become liable for any obligations or engage in any business activities; provided that it may be a co-obligor with respect to the Notes or any other Indebtedness issued by the Company, and may engage in any activities directly related thereto or necessary in connection therewith. The Co-Issuer shall be a Wholly-Owned Subsidiary of the Company at all times.

Events of Default and Remedies

        The Indenture provides that each of the following is an Event of Default:

          (1)   default in payment when due and payable (whether at maturity, upon redemption, acceleration or otherwise), of principal of, or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture);

          (2)   default for 30 days or more in the payment when due of interest on or with respect to the Notes (whether or not prohibited by the subordination provisions of the Indenture);

          (3)   (a) failure by the Company, the Co-Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of the Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

          (4)   default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

            (a)   such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

            (b)   the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $50.0 million or more at any one time outstanding;

          (5)   failure by the Company or any Significant Subsidiary (including the Co-Issuer) to pay final judgments aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

          (6)   certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary; or

          (7)   the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

        If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

        Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

        The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder and rescind any acceleration with respect to the Notes and its consequences (provided such rescission would not conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

          (1)   the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

          (2)   holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

          (3)   the default that is the basis for such Event of Default has been cured.

        Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee is under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

          (1)   such Holder has previously given the Trustee notice that an Event of Default is continuing;

          (2)   Holders of at least 25% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

          (3)   Holders of the Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

          (4)   the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

          (5)   Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, under the Indenture, the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

        The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within 30 days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Issuers or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuers or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The obligations of the Issuers and the Guarantors under the Indenture, the Notes and the Guarantees, as the case may be, will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the Notes and have each Guarantor's obligation discharged with respect to its Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for:

          (1)   the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

          (2)   the Issuers' obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Issuers may, at their option and at any time, elect to have their obligations and those of each Guarantor released with respect to substantially all the restrictive covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuers) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

          (1)   the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Company must specify whether such Notes are being defeased to maturity or to a particular redemption date;

          (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

            (a)   the Issuers have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

            (b)   since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

  in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default (other than that resulting from borrowing funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than that resulting with respect to any Indebtedness being defeased from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

          (6)   the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

          (7)   the Issuers shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or any Guarantor or others; and

          (8)   the Issuers shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes, when:

          (1)   either

            (a)   all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

            (b)   all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers and the Issuers or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

          (2)   no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar or simultaneous deposit relating to other Indebtedness) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the indenture governing the 10.875% Notes or any other material agreement or instrument (other than the Indenture) to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

          (3)   the Issuers have paid or caused to be paid all sums payable by it under the Indenture; and

          (4)   the Issuers have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

        In addition, the Issuers must deliver an Officer's Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuers or their Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

        The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

          (1)   reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders");

          (3)   reduce the rate of or change the time for payment of interest on any Note;

          (4)   waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

          (5)   make any Note payable in money other than U.S. dollars;

          (6)   make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

          (7)   make any change in these amendment and waiver provisions;

          (8)   impair the right of any Holder to receive payment of principal of, or interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or the Guarantees;

          (9)   make any change in the subordination provisions thereof that would adversely affect the Holders;

          (10) except as expressly permitted by the Indenture, modify the Guarantee of any Significant Subsidiary in any manner adverse to the Holders of the Notes or release the Co-Issuer from its obligations under the Indenture.

        Notwithstanding the foregoing, the Issuers, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder:

          (1)   to cure any ambiguity, omission, mistake, defect or inconsistency;

          (2)   to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

          (3)   to comply with the covenant relating to mergers, consolidations and sales of assets;

          (4)   to provide for the assumption of the Issuers' or any Guarantor's obligations to the Holders;

          (5)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

          (6)   to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuers or any Guarantor;

          (7)   to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

          (8)   to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

          (9)   to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

          (10) to provide for the issuance of Additional Notes in accordance with the Indenture;

          (11) to add a guarantor under the Indenture or to release a Guarantor in accordance with the terms of the Indenture;

          (12) to conform the text of the Indenture, Guarantees or the Notes to any provisions of this "Description of Senior Subordinated Notes" to the extent that such provision in this "Description of Senior Subordinated Notes" was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes;

          (13) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes; or

          (14) to make any other modifications to the Notes or the Indentures of a formal, minor or technical nature or necessary to correct a manifest error, so long as such modification does not adversely affect the rights of any Holders of the Notes in any material respect.

        The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

        Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

        The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

        "10.875% Notes" means the 10.875% Senior Notes due 2014 issued by the Issuers., pursuant to an indenture, dated November 20, 2007, among the Issuers, certain subsidiaries of the Company, as guarantors, and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee.

        "Acquired Indebtedness" means, with respect to any specified Person,

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any Note on any Redemption Date, the greater of:

          (1)   1.0% of the principal amount of such Note; and

          (2)   the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at October 15, 2013 (each such redemption price being set forth in the table appearing above under the caption "Optional Redemption"), plus (ii) all required interest payments due on such Note through October 15, 2013 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

        "Asset Sale" means:

          (1)   the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Company or any of its Restricted Subsidiaries (each referred to in this definition as a "disposition"); or

          (2)   the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"), whether in a single transaction or a series of related transactions;

  in each case, other than:

            (a)   any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn-out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

            (b)   the disposition of all or substantially all of the assets of the Company governed by, and in a manner permitted pursuant to, the provisions described above under "Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

            (c)   the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "Certain Covenants—Limitation on Restricted Payments";

            (d)   any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $10.0 million;

            (e)   any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to another Restricted Subsidiary of the Company;

            (f)    to the extent allowable under Section 1031 of the Internal Revenue Code of 1986 or comparable law or regulation, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

            (g)   the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

            (h)   any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

            (i)    foreclosures on assets;

            (j)    sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and

            (k)   any financing transaction with respect to the acquisition or construction of property by the Company or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   (a)    €, or any national currency of any participating member state of the EMU; or

            (b)   such local currencies held by the Company or any Restricted Subsidiary from time to time in the ordinary course of business;

          (3)   securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government), with maturities of 24 months or less from the date of acquisition;

          (4)   certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

          (5)   repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

          (6)   commercial paper rated at least P-1 by Moody's or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

          (7)   marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody's or S&P, respectively (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

          (8)   investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

          (9)   readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody's or S&P with maturities of 24 months or less from the date of acquisition;

          (10) Indebtedness or Preferred Stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's with maturities of 24 months or less from the date of acquisition; and

          (11) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody's.

        Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

        "Change of Control" means the occurrence of any of the following:

          (1)   the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

          (2)   the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange

  Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Company.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

          (1)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than or greater than par, as applicable, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness and excluding (t) accretion or accrual of discounted liabilities not constituting Indebtedness, (u) interest expense attributable to Indebtedness of a parent entity resulting from push-down accounting to the extent such Person and its Restricted Subsidiaries are not liable for the payment of such Indebtedness, (v) any expense resulting from the discounting of any outstanding Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (w) any "additional interest with respect to other securities, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

          (2)   consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

          (3)   interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

          (1)   any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction to the extent incurred on or prior to September 27, 2008), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans and other restructuring costs shall be excluded,

          (2)   the cumulative effect of a change in accounting principles during such period shall be excluded,

          (3)   any after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

          (4)   any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded,

          (5)   the Net Income for such period of any Person that is not a Subsidiary or is an Unrestricted Subsidiary or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

          (6)   solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of "Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

          (7)   effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in the property and equipment, inventory and other intangible assets, deferred revenue and debt line items in such Person's consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

          (8)   any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

          (9)   any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

          (10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded,

          (11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, disposition, recapitalization, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded, and

          (12) accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established or adjusted as a result of the Transaction in accordance with GAAP or changes as a result of a modification of accounting policies shall be excluded; and

          (13) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded.

        Notwithstanding the foregoing, for the purpose of the covenant described under "Certain Covenants—Limitation on Restricted Payments" only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Company and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Company or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

          (1)   to purchase any such primary obligation or any property constituting direct or indirect security therefor,

          (2)   to advance or supply funds

            (a)   for the purchase or payment of any such primary obligation, or

            (b)   to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

          (3)   to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Facilities" means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

        "Designated Preferred Stock" means Preferred Stock of the Company or any parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate executed by the principal financial officer of the Company or the applicable parent company thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the "Certain Covenants—Limitation on Restricted Payments" covenant and are not otherwise applied to make any other Restricted Payment.

        "Designated Senior Indebtedness" means:

          (1)   any Indebtedness outstanding under the Senior Credit Facilities; and

          (2)   any other Senior Indebtedness permitted under the Indenture, the principal amount of which is $50.0 million or more and that has been designated by the Company as "Designated Senior Indebtedness."

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the maturity date of the Notes; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

          (1)   increased (without duplication) by:

            (a)   provision for taxes based on income or profits or capital gains, including, without limitation, federal, state, foreign, franchise and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income; plus

            (b)   Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of "Consolidated Interest Expense" pursuant to clauses 1(t) through 1(z) thereof, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

            (c)   Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

            (d)   any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and the Credit Facilities and (ii) any amendment or other modification of the Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

            (e)   the amount of any restructuring charges, integration costs or other business optimization expenses or reserves deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

            (f)    any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

            (g)   the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

            (h)   the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under "Certain Covenants—Transactions with Affiliates"; plus

            (i)    [RESERVED]

            (j)    the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

            (k)   any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Equity Interest of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments";

          (2)   decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period; and

          (3)   increased or decreased by (without duplication):

            (a)   any net gain or loss resulting in such period from Hedging Obligations and the application of Financial Accounting Standards Codification No. 815—Derivatives and Hedging; plus or minus, as applicable,

            (b)   any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk and revaluations of intercompany balances).

        "EMU" means economic and monetary union as contemplated in the Treaty on European Union.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

        "Equity Offering" means any public or private sale of common stock or Preferred Stock of the Company (excluding Disqualified Stock) or any of its direct or indirect parent companies to the extent contributed to the Company as Equity (other than Disqualified Stock), other than:

          (1)   public offerings with respect to the Company's or any direct or indirect parent company's common stock registered on Form S-8;

          (2)   issuances to any Subsidiary of the Company; and

          (3)   any such public or private sale that constitutes an Excluded Contribution.

        "€ " means the single currency of participating member states of the EMU.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Excluded Contribution" means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from

          (1)   contributions to its common equity capital, and

          (2)   the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case after the Issue Date and in each case designated as Excluded Contributions pursuant to an officer's certificate executed by the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments."

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Fixed Charge Coverage Ratio Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

        For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis, assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of:

          (1)   Consolidated Interest Expense of such Person for such period;

          (2)   all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Restricted Subsidiary during such period; and

          (3)   all dividends or other distributions accrued (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

        "Foreign Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States which are in effect on the Issue Date.

        "Government Securities" means securities that are:

          (1)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

          (2)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means the guarantee by any Guarantor of the Issuers' Obligations under the Indenture.

        "Guarantor" means, each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the Indenture and its successors and assigns, until released from its obligations under its Guarantee in accordance with the terms of the Indenture.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

        "Holder" means the Person in whose name a Note is registered on the registrar's books.

        "Indebtedness" means, with respect to any Person, without duplication:

          (1)   any indebtedness of such Person, whether or not contingent:

            (a)   in respect of borrowed money;

            (b)   evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof);

            (c)   representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until, after 30 days of becoming due and payable, has not been paid and such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

            (d)   representing any Hedging Obligations.

  if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

          (2)   to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

          (3)   to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

        "Initial Purchasers" means Credit Suisse Securities (USA) LLC, Nomura Securities North America, LLC, and Wells Fargo Securities, LLC.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

        "Investment Grade Securities" means:

          (1)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

          (2)   debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

          (3)   investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

          (4)   corresponding instruments in countries other than the United States customarily utilized for high quality investments.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "Certain Covenants—Limitation on Restricted Payments":

          (1)   "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

            (a)   the Company "Investment" in such Subsidiary at the time of such redesignation; less

            (b)   the portion (proportionate to the Company equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

          (2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Company.

        "Investors" means The Blackstone Group and each of its Affiliates, but not including any of its portfolio companies.

        "Issue Date" means October 18, 2010.

        "Legal Holiday" means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

        "Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of "Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the applicable Issuer.

        "Officer's Certificate" means a certificate signed on behalf of an Issuer by an Officer of such Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Issuer that meets the requirements set forth in the Indenture.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, a Subsidiary of the Company or the Trustee.

        "Permitted Asset Swap" means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the "Repurchase at the Option of Holders—Asset Sales" covenant.

        "Permitted Holders" means each of the Investors and members of management of the Company (or its direct parent) on the Issue Date who are holders of Equity Interests of the Company (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

        "Permitted Investment" means:

          (1)   any Investment in the Company or any of its Restricted Subsidiaries;

          (2)   any Investment in cash and Cash Equivalents or Investment Grade Securities;

          (3)   any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

            (a)   such Person becomes a Restricted Subsidiary; or

            (b)   such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

          (4)   any Investment in securities or other assets, including earnouts, not constituting cash and Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

          (5)   any Investment existing on the Issue Date;

          (6)   any Investment acquired by the Company or any of its Restricted Subsidiaries:

            (a)   in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

            (b)   as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

          (7)   Hedging Obligations permitted under clause (10) of the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (8)   any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (9)   Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Company, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in "Certain Covenants—Limitations on Restricted Payments";

          (10) guarantees of Indebtedness of the Company and any Restricted Subsidiary permitted under the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under "Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (5) and (9) of such paragraph);

          (12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

          (13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Company are necessary or advisable to effect any Receivables Facility;

          (15) advances to, or guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding at any one time, in the aggregate;

          (16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person's purchase of Equity Interests of the Company or any direct or indirect parent company thereof; and

          (17) loans and advances to independent sales persons against commissions not in excess of $15.0 million outstanding at any one time, in the aggregate.

        "Permitted Junior Securities" means:

          (1)   Equity Interests in an Issuer, any Guarantor or any direct or indirect parent of the Company; or

          (2)   unsecured debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Notes and the related Guarantees are subordinated to Senior Indebtedness under the Indenture;

provided that the term "Permitted Junior Securities" shall not include any securities distributed pursuant to a plan of reorganization if the Indebtedness under the Senior Credit Facilities is treated as part of the same class as the Notes for purposes of such plan of reorganization; provided further that to the extent that any Senior Indebtedness of an Issuer or the Guarantors outstanding on the date of consummation of any such plan of reorganization is not paid in full in cash on such date, the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization.

        "Permitted Liens" means, with respect to any Person:

          (1)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

          (2)   Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

          (3)   Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

          (4)   Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

          (5)   minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (6)   Liens securing Indebtedness permitted to be incurred pursuant to clause (4) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (including, during any Suspension Period, Indebtedness of the type and in the amounts specified under such clause);

          (7)   Liens existing on the Issue Date;

          (8)   Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

          (9)   Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

          (10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (11) customary Liens securing Hedging Obligations entered into in the ordinary course of business by the Issuer or its Restricted Subsidiaries;

          (12) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and do not secure any Indebtedness;

          (14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

          (15) Liens in favor of the Company, the Co-Issuer or any Guarantor;

          (16) Liens on equipment of the Company or any of its Restricted Subsidiaries granted in the ordinary course of business to the Company's clients;

          (17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

          (18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

          (19) deposits made in the ordinary course of business to secure liability to insurance carriers;

          (20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $65.0 million at any one time outstanding;

          (21) Liens securing Indebtedness of any Foreign Subsidiary permitted to be incurred under the Indenture, to the extent such Liens relate only to the assets and properties of such Foreign Subsidiary.

          (23) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption "Events of Default and Remedies" so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

          (23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

          (24) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code or any comparable or successor provision on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

          (25) Liens deemed to exist in connection with Investments in repurchase agreements permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

          (26) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

          (27) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business; and

          (28) during a Suspension Period only, Liens securing Indebtedness (other than Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the Senior Notes) in an amount not to exceed 5.0% of Total Assets at any one time outstanding.

        For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

        "Qualified Proceeds" means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Company in good faith.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuers which shall be substituted for Moody's or S&P or both, as the case may be.

        "Receivables Facility" means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Company or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

        "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

        "Receivables Subsidiary" means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

        "Related Business Assets" means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Representative" means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Issuers.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Company (including the Co-Issuer and any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Sale and Lease-Back Transaction" means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Secured Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Senior Credit Facilities" means the Credit Facility under the Credit Agreement entered into as of November 20, 2007 by and among the Company, the Guarantors, the lenders party thereto in their capacities as lenders thereunder and Credit Suisse, Cayman Islands Branch, as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" above).

        "Senior Indebtedness" means:

          (1)   all Indebtedness of the Issuers or any Guarantor outstanding under the Senior Credit Facilities (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuers or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuers or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

          (2)   all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

          (3)   any other Indebtedness of the Issuers or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinate in right of payment to the Notes or any related Guarantee; and

          (4)   all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

    provided, however, that Senior Indebtedness shall not include:

            (a)   any obligation of such Person to the Issuers or any of its Subsidiaries;

            (b)   any liability for federal, state, local or other taxes owed or owing by such Person;

            (c)   any accounts payable or other liability to trade creditors arising in the ordinary course of business;

            (d)   any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

            (e)   that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture; provided, however, that such Indebtedness shall be deemed not to have been incurred in violation of the Indenture for purposes of this clause if such Indebtedness consists of Designated Senior Indebtedness, and the holder(s) of such Indebtedness or their agent or representative (i) had no actual knowledge at the time of incurrence that the incurrence of such Indebtedness violated the Indenture and (ii) shall have received a certificate from an officer of the Company to the effect that the incurrence of such Indebtedness does not violate the provisions of the Indenture.

        "Senior Subordinated Indebtedness" means:

          (1)   with respect to the Issuers, Indebtedness which ranks equal in right of payment to the Notes issued by the Issuers; and

          (2)   with respect to any Guarantor, Indebtedness which ranks equal in right of payment to the Guarantee of such entity of Notes.

        "Significant Subsidiary" means (i) the Co-Issuer and (ii) any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

        "Similar Business" means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

        "Sponsor Management Agreement" means the management agreement between certain of the management companies associated with the Investors and the Company and/or one of its direct or indirect parent companies as in effect on the Issue Date.

        "Subordinated Indebtedness" means, with respect to the Notes,

          (1)   any Indebtedness of the Issuers which is by its terms subordinated in right of payment to the Notes, and

          (2)   any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

        "Subsidiary" means, with respect to any Person:

          (1)   any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

          (2)   any partnership, joint venture, limited liability company or similar entity of which

            (a)   more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

            (b)   such Person or any Restricted Subsidiary of such Person is a general partner or otherwise controls such entity.

        "Total Assets" means the total assets of the Company, except where expressly provided otherwise, and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of such other Person.

        "Transaction" means the merger contemplated by the Transaction Agreement, the issuance of the Notes and borrowings under the Senior Credit Facilities on the Issue Date to finance the merger and repay certain debt as described in the offering circular under "Transactions."

        "Transaction Agreement" means the Agreement and Plan of Merger, dated as of July 15, 2007, by and among ReAble Therapeutics Finance LLC, Reaction Acquisition Merger Sub, Inc. and DJO Incorporated, as the same may be amended prior to the Issue Date.

        "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to October 15, 2013; provided, however, that if the period from the Redemption Date to October 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-777bbbb).

        "Unrestricted Subsidiary" means:

          (1)   any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below); and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Company may designate any Subsidiary of the Company, other than the Co-Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

          (1)   any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Company;

          (2)   such designation complies with the covenants described under "Certain Covenants—Limitation on Restricted Payments"; and

          (3)   each of:

            (a)   the Subsidiary to be so designated; and

            (b)   its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

        The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

          (1)   the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; or

          (2)   the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

        Any such designation by the Company shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Company or any committee thereof giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

          (1)   the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

          (2)   the sum of all such payments.

        "Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFERS

        The exchange of outstanding notes for exchange notes in the exchange offers will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding unregistered note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding unregistered note immediately before the exchange.

        In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

 CERTAIN ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the acquisition and holding of the notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan").

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes (including the exchange of outstanding notes for exchange notes) by an ERISA Plan with respect to which DJOFL, DJO Finance Corporation or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the

ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

        Because of the foregoing, the notes should not be acquired or held by any person investing "plan assets" of any Plan, unless such acquisition and holding (and the exchange of outstanding notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

        Accordingly, by acceptance of a note (including an exchange of outstanding notes for exchange notes), each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the acquisition, holding and disposition of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring any notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to any such acquisition or holding of the notes.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period ending on the earlier of (i) 90 days from the date on which the registration statement for the exchange offers are declared effective, (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities and (iii) the date on which all the notes covered by such registration statement have been sold pursuant to the exchange offers, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale, and will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to an exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to an exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offers (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

 LEGAL MATTERS

        The validity and enforceability of the exchange notes and the related guarantees will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. In rendering its opinion, Simpson Thacher & Bartlett LLP will rely upon the opinion of Faegre & Benson LLP as to all matters governed by the laws of the State of Minnesota, the opinion of Rice Silbey Reuther & Sullivan, LLP as to all matters governed by the laws of the State of Nevada, the opinion of Moore & Van Allen, PLLC as to all matters governed by the laws of the State of North Carolina and the opinion of Reinhart Boerner Van Deuren s.c. as to all matters governed by the laws of the State of Wisconsin. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interests representing less than 1% of the capital commitments of funds affiliated with Blackstone.

EXPERTS

        The consolidated financial statements and schedule of DJOFL at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We and our guarantor subsidiaries have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, our guarantor subsidiaries and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We have historically filed annual, quarterly and current reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov). However, any such information filed with the SEC does not constitute a part of this prospectus.

        So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 or 15(d) of the Exchange Act.

DJO FINANCE LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
DJO Finance LLC

        We have audited the accompanying consolidated balance sheets of DJO Finance LLC as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 21(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DJO Finance LLC at December 31, 2010 and 2009 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

San Diego, California
March 3, 2011

DJO Finance LLC

Consolidated Balance Sheets

(in thousands)

	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$38,132	$44,611
Accounts receivable, net	145,523	146,212
Inventories, net	103,100	95,880
Deferred tax assets, net	48,061	40,448
Prepaid expenses and other current assets	23,419	14,725

Total current assets	358,235	341,876
Property and equipment, net	85,020	86,714
Goodwill	1,188,887	1,191,497
Intangible assets, net	1,110,841	1,187,677
Other assets	36,807	42,415

Total assets	$2,779,790	$2,850,179

Liabilities and Equity
Current liabilities:
Accounts payable	$48,947	$42,144
Accrued interest	15,578	10,968
Current portion of debt and capital lease obligations	8,821	15,926
Other current liabilities	81,709	90,608

Total current liabilities	155,055	159,646
Long-term debt and capital lease obligations	1,816,291	1,796,944
Deferred tax liabilities, net	289,913	321,131
Other long-term liabilities	11,712	14,089

Total liabilities	2,272,971	2,291,810

Commitments and contingencies
Equity:
DJO Finance LLC membership equity:
Member capital	830,994	827,617
Accumulated deficit	(324,807)	(272,275)
Accumulated other comprehensive income (loss)	(2,048)	518

Total membership equity	504,139	555,860
Noncontrolling interests	2,680	2,509

Total equity	506,819	558,369

Total liabilities and equity	$2,779,790	$2,850,179

See accompanying notes to consolidated financial statements.

DJO Finance LLC

Consolidated Statements of Operations

(in thousands)

	Year ended December 31,
	2010	2009	2008
Net sales	$965,973	$946,126	$948,469
Cost of sales (exclusive of amortization of intangible assets of $36,343, $37,884 and $38,017 for the year ended December 31, 2010, 2009 and 2008, respectively)	345,270	338,719	350,177

Gross profit	620,703	607,407	598,292
Operating expenses:
Selling, general and administrative	432,261	420,758	439,059
Research and development	21,892	23,540	26,938
Amortization and impairment of intangible assets	77,523	84,252	98,954
Impairment of assets held for sale	1,147	—	—

	532,823	528,550	564,951

Operating income	87,880	78,857	33,341
Other income (expense):
Interest expense	(155,181)	(157,032)	(173,162)
Interest income	310	1,033	1,662
Loss on modification and extinguishment of debt	(19,798)	—	—
Other income (expense), net	859	6,073	(9,205)

	(173,810)	(149,926)	(180,705)

Loss from continuing operations before income taxes	(85,930)	(71,069)	(147,364)
Income tax benefit	34,255	21,678	49,681

Loss from continuing operations	(51,675)	(49,391)	(97,683)
Income (loss) from discontinued operations, net of tax	—	(319)	946

Net loss	(51,675)	(49,710)	(96,737)
Net income attributable to noncontrolling interests	(857)	(723)	(1,049)

Net loss attributable to DJO Finance LLC	$(52,532)	$(50,433)	$(97,786)

See accompanying notes to consolidated financial statements.

DJO Finance LLC

Consolidated Statements of Equity

(in thousands)

	DJO Finance LLC
	Member capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total membership equity	Noncontrolling interests	Total equity
Balance at December 31, 2007	$822,854	$(124,056)	$6,190	$704,988	$1,215	$706,203
Net income (loss)	—	(97,786)	—	(97,786)	1,049	(96,737)
Other comprehensive loss, net of taxes	—	—	(10,217)	(10,217)	(140)	(10,357)
Stock-based compensation	1,381	—	—	1,381	—	1,381
Dividend paid by subsidiary to owners of noncontrolling interests	—	—	—	—	(381)	(381)

Balance at December 31, 2008	824,235	(221,842)	(4,027)	598,366	1,743	600,109
Net income (loss)	—	(50,433)	—	(50,433)	723	(49,710)
Other comprehensive income, net of taxes	—	—	4,545	4,545	43	4,588
Stock-based compensation	3,382	—	—	3,382	—	3,382

Balance at December 31, 2009	827,617	(272,275)	518	555,860	2,509	558,369
Net income (loss)	—	(52,532)	—	(52,532)	857	(51,675)
Other comprehensive loss, net of taxes	—	—	(2,566)	(2,566)	(129)	(2,695)
Investment by parent	1,489	—	—	1,489	—	1,489
Stock-based compensation	1,888	—	—	1,888	—	1,888
Dividend paid by subsidiary to owners of noncontrolling interests	—	—	—	—	(557)	(557)

Balance at December 31, 2010	$830,994	$(324,807)	$(2,048)	$504,139	$2,680	$506,819

See accompanying notes to consolidated financial statements.

DJO Finance LLC

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2010	2009	2008
Net loss	$(51,675)	$(49,710)	$(96,737)
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments, net of tax benefit (expense) of $942, $(2,153), and $2,990 for the year ended December 31, 2010, 2009 and 2008, respectively	(5,435)	3,353	(4,657)
Unrealized loss on cash flow hedges, net of tax benefit of $2,965, $6,309, and $5,005 for the year ended December 31, 2010, 2009 and 2008, respectively	(4,708)	(9,827)	(7,795)
Reclassification adjustment for losses on cash flow hedges included in net loss, net of tax benefit of $4,764, $7,102, and $1,345 for the year ended December 31, 2010, 2009 and 2008, respectively	7,448	11,062	2,095

Other comprehensive income (loss)	(2,695)	4,588	(10,357)

Comprehensive loss	(54,370)	(45,122)	(107,094)
Comprehensive income attributable to noncontrolling interests	(728)	(766)	(909)

Comprehensive loss attributable to DJO Finance LLC	$(55,098)	$(45,888)	$(108,003)

See accompanying notes to consolidated financial statements.

DJO Finance LLC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2010	2009	2008
Cash Flows From Operating Activities:
Net loss	$(51,675)	$(49,710)	$(96,737)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	25,996	27,896	23,597
Amortization and impairment of intangible assets	77,523	84,252	98,954
Amortization of debt issuance costs and non-cash interest expense	13,272	12,679	13,177
Stock-based compensation expense	1,888	3,382	1,381
Loss (gain) on disposal of assets, net	920	(2,094)	3,069
Deferred income tax benefit	(39,687)	(23,690)	(42,157)
Provisions for doubtful accounts and sales returns	33,077	34,904	26,277
Inventory reserves	6,596	7,462	8,637
Impairment of assets held for sale	1,147	—	—
Loss on modification and extinguishment of debt	19,798	—	—
Gain on disposal of discontinued operations	—	(393)	—
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	(33,105)	(15,156)	(37,064)
Inventories	(13,908)	(1,868)	(1,609)
Prepaid expenses and other assets	(4,837)	3,438	68
Accrued interest	4,610	2	835
Accounts payable and other current liabilities	(16,021)	(13,310)	(10,489)

Net cash provided by (used in) operating activities	25,594	67,794	(12,061)

Cash Flows From Investing Activities:
Purchases of property and equipment	(27,247)	(28,872)	(25,905)
Cash paid in connection with acquisitions, net of cash acquired	(2,045)	(13,086)	(5,095)
Proceeds received upon disposition of discontinued operations, net	—	21,846	—
Other investing activities, net	(903)	4,112	1,404

Net cash used in investing activities	(30,195)	(16,000)	(29,596)

Cash Flows From Financing Activities:
Proceeds from issuance of debt	447,130	68,260	46,540
Repayments of debt and capital lease obligations	(437,367)	(103,521)	(37,294)
Payment of debt issuance costs	(10,282)	—	—
Investment by parent	1,489	—	—
Dividend paid by subsidiary to owners of noncontrolling interests	(557)	—	(381)

Net cash provided by (used in) financing activities	413	(35,261)	8,865

Effect of exchange rate changes on cash and cash equivalents	(2,291)	(2,405)	(196)

Net increase (decrease) in cash and cash equivalents	(6,479)	14,128	(32,988)
Cash and cash equivalents, beginning of year	44,611	30,483	63,471

Cash and cash equivalents, end of year	$38,132	$44,611	$30,483

Supplemental disclosures of cash flow information:
Cash paid for interest	$139,095	$144,215	$158,798
Cash paid for taxes, net	$4,515	$3,777	$2,497
Non-cash investing and financing activities:
Increases in property and equipment and in other liabilities in connection with capitalized software costs	$1,934	$3,876	$4,066
Issuance of notes payable in connection with acquisitions	$—	$2,860	$—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION

        We are a global developer, manufacturer and distributor of high-quality medical devices and services that provide solutions for musculoskeletal health, vascular health and pain management. Our products address the continuum of patient care from injury prevention to rehabilitation after surgery, injury or from degenerative disease, enabling people to regain or maintain their natural motion. Our products are used by orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals. In addition, many of our medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment. Our product lines include rigid and soft orthopedic bracing, hot and cold therapy, bone growth stimulators, vascular therapy systems and compression garments, electrical stimulators used for pain management and physical therapy products. Our surgical implant business offers a comprehensive suite of reconstructive joint products for the hip, knee and shoulder.

        Our current business activities are the result of a combination of ReAble Therapeutics, Inc. (ReAble), which was acquired by an affiliate of Blackstone Capital Partners V L.P. (Blackstone), and DJO Opco Holdings, Inc. (DJO Opco), formerly named DJO Incorporated. On November 20, 2007, a subsidiary of ReAble was merged with DJO Opco, with DJO Opco continuing as the surviving corporation (the DJO Merger). As a result of the DJO Merger, DJO Opco became a subsidiary of ReAble Therapeutics Finance LLC (RTFL), the entity filing this Annual Report on Form 10-K, which is itself a wholly owned indirect subsidiary of ReAble. Following the DJO Merger, ReAble was renamed DJO Incorporated, RTFL was renamed DJO Finance LLC (DJOFL) and ReAble Finance Corporation, the co-issuer of both the 10.875% Notes and 9.75% Notes (see Note 13), was renamed DJO Finance Corporation (DJO Finco). Effective December 31, 2009, DJO Opco was merged with DJO, LLC, a wholly owned subsidiary of DJOFL. Effective February 10, 2011, DJO Incorporated changed its name to DJO Global, Inc. (DJO). Substantially all business activities of DJO are conducted by DJOFL and its wholly owned subsidiaries. Except as otherwise indicated, references to "us," "we," "DJOFL," "our," or "the Company," refers to DJOFL and its consolidated subsidiaries.

        In the second quarter of 2010, we changed how we report financial information to senior management. Prior to the second quarter of 2010, our Recovery Sciences and Bracing and Supports Segments were reported together as the Domestic Rehabilitation Segment. During the second quarter, as a result of a sales and marketing leadership reorganization, these businesses are now separately evaluated and managed. Segment information for all periods presented has been restated to reflect this change.

        We market and distribute our products through four operating segments, Recovery Sciences, Bracing and Supports, Surgical Implant, and International. Our Recovery Sciences, Bracing and Supports and Surgical Implant segments generate their revenues within the United States. Our Recovery Sciences Segment offers (1) non-invasive medical products that are used before and after surgery to assist in the repair and rehabilitation of soft tissue and bone, and to protect against further injury; (2) electrotherapy devices and accessories used to treat pain and restore muscle function; (3) iontophoretic devices and accessories used to deliver medication; (4) clinical therapy tables, traction equipment and other clinical therapy equipment; and (5) orthotic devices used to treat joint and spine conditions. Our Bracing and Supports Segment offers orthopedic soft goods, rigid knee braces and vascular systems, including products intended to prevent deep vein thrombosis following surgery. Our Surgical Implant Segment offers a comprehensive suite of reconstructive joint products for the knee, hip and shoulder. Our International segment offers all of our products to customers outside the United States.

Notes to Consolidated Financial Statements (Continued)

1. BASIS OF PRESENTATION (Continued)

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are used in accounting for, among other things, contractual allowances, rebates, product returns, warranty obligations, allowances for doubtful accounts, valuation of inventories, self-insurance reserves, income taxes, loss contingencies, fair values of derivative instruments, fair values of long-lived assets and any related impairments, capitalization of costs associated with internally developed software and stock-based compensation. Actual results could differ from those estimates.

        The accompanying consolidated financial statements include our accounts and all voting interest entities where we exercise a controlling financial interest through the ownership of a direct or indirect majority voting interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

        We consolidate the results of operations of our 50% owned subsidiary Medireha GmbH (Medireha) and reflect the 50% share of results not owned by us as noncontrolling interests in our consolidated statements of operations. We maintain control of Medireha through certain rights that enable us to prohibit certain business activities that are not consistent with our plans for the business and provide us with exclusive distribution rights for products manufactured by Medireha.

2. SIGNIFICANT ACCOUNTING POLICIES

        Cash and Cash Equivalents.    Cash consists of deposits with financial institutions. We consider all short-term, highly liquid investments and investments in money market funds and commercial paper with remaining maturities of less than three months at the time of purchase to be cash equivalents. While our cash and cash equivalents are on deposit with high-quality institutions, such deposits exceed Federal Deposit Insurance Corporation insured limits.

        Allowance for Doubtful Accounts.    We make estimates of the collectability of accounts receivable. Management analyzes accounts receivable historical collection rates and bad debts write-offs, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

        Sales Returns and Allowances.    We make estimates of the amount of sales returns and allowances that will eventually be incurred. Management analyzes sales programs that are in effect, contractual arrangements, market acceptance and historical trends when evaluating the adequacy of sales returns and allowance accounts. We estimate contractual discounts and allowances for reimbursement amounts from our third party payor customers based on negotiated contracts and historical experience.

        Inventories.    We state our inventories at the lower of cost or market. We use standard cost methodology to determine cost basis for our inventories. This methodology approximates actual cost on a first-in, first-out basis. We establish reserves for slow moving and excess inventory, product obsolescence, shrinkage and other valuation impairments based on future demand and historical experience.

        Property and Equipment.    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets that range from one to 25 years. Leasehold improvements and

Notes to Consolidated Financial Statements (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

equipment under capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. We capitalize surgical implant instruments that we provide to surgeons, free of charge, for use while implanting our products and the related depreciation expense is recorded as a component of selling, general and administrative expense. We also capitalize electrotherapy devices that we rent to patients and record the related depreciation expense in cost of sales.

        Software Developed For Internal Use.    Software is stated at cost less accumulated amortization and is amortized on a straight-line basis over estimated useful lives ranging from three to ten years. We capitalize costs of internally developed software during the development stage, including external consulting costs, cost of software licenses, and internal payroll and payroll-related costs for employees who are directly associated with a software project. Software assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. Upgrades and enhancements are capitalized if they result in added functionality. In 2008, we began implementing a new ERP system. As of December 31, 2010 and 2009, we have $23.5 million and $11.7 million, respectively, of unamortized internally developed software costs included within software and construction in progress in property and equipment in our consolidated balance sheets.

        Intangible Assets.    Our primary intangible assets are goodwill, customer relationships, trademarks and trade names. Goodwill represents the excess purchase price over the fair value of the identifiable net assets acquired in business combinations. Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with definite lives are amortized over their respective estimated useful lives and reviewed for impairment when circumstances warrant. Our identifiable intangible assets subject to amortization include customer relationships, patents, distributor rights, intellectual property and non-compete agreements, and are being amortized using the straight-line method over their remaining weighted average useful lives of ten years for technology-based assets, and nine years for customer-based assets. Our trademarks and trade names have indefinite useful lives and are not subject to amortization.

        Impairment of Property and Equipment and Intangible Assets.    We review the carrying amounts of our property and equipment and intangible assets (other than goodwill) for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or changes in circumstance may include, among other items, (i) an expectation of a sale or disposal of a long-lived asset or asset group, (ii) adverse changes in market or competitive conditions, (iii) an adverse change in legal factors or business climate in the markets in which we operate and (iv) operating or cash flow losses. For purposes of impairment testing, long-lived assets are grouped at the lowest level for which cash flows are largely independent of other assets and liabilities, which is generally at or below the reporting unit level. If the carrying amount of the asset or asset group is greater than the expected undiscounted cash flows to be generated by such asset or asset group, an impairment adjustment is recognized. Such adjustment is measured by the amount that the carrying value of such asset or asset group exceeds its fair value. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

        We evaluate goodwill for impairment at least annually on the first day of the fourth quarter, or whenever other facts and circumstances indicate that the carrying amounts of goodwill and indefinite-lived intangible assets may not be recoverable. The goodwill impairment test is a two-step process. The first step of the test compares the fair values of our reporting units to their respective carrying amounts. A reporting unit is an operating segment or one level below an operating segment. In most

Notes to Consolidated Financial Statements (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

cases, our operating segments are deemed to be a reporting unit either because the operating segment is comprised of only a single component, or the components below the operating segment are aggregated as they have similar economic characteristics. If the fair value of the reporting unit is less than the carrying value, the second step of the test compares the implied fair value of goodwill to the carrying amount. If the carrying value of a reporting unit were to exceed its fair value, any excess of the carrying amount over the fair value would be charged to operations as an impairment loss.

        We estimated the fair values of our reporting units using both the income approach valuation methodology, which includes the discounted cash flow method, and the market approach valuation methodology, which includes the use of market multiples. Discounted cash flows for each reporting unit were determined using discrete financial forecasts developed by management for planning purposes. The forecasts required significant judgment with respect to sales, gross margin, selling, general and administrative expenses, EBITDA, capital expenditures and the application of appropriate terminal growth rate and discount rate assumptions. We estimated cash flows beyond the discrete forecasts period by applying a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies. We discounted future cash flows to present value at discount rates ranging from 10.0% to 11.8%, and terminal value growth rates of 3.0%. We also considered publicly available information regarding comparable market capitalizations in assessing the reasonableness of the estimated fair values of our reporting units determined using the discounted cash flow methodology.

        Our forecasts of future operating results used in the discounted cash flow method of valuation included certain plans and intentions of management with respect to contributions from the launch of new products and strategic partnerships. While our 2010 annual goodwill impairment test did not indicate any impairment, the excess of the fair value over the carrying value of our Surgical Implant Segment has declined from our previous year evaluation, and minor changes in assumptions used in our assessment could have resulted in an impairment charge in the current year. If the profitability of our Surgical Implant Segment continues to decline, or management is unable to increase profitability through planned strategic partnerships, we may determine that the carrying value of this reporting unit exceeds its fair value, in which case any excess of the carrying value over the fair value would be charged to operations as an impairment loss.

        We test our indefinite lived intangible assets for impairment by comparing the estimated fair value of the intangible assets with the carrying amounts. To determine the estimated fair values we applied the relief from royalty (RFR) method. Under the RFR method, the estimated value of the trade name is determined by calculating the present value of the after-tax cost savings associated with owning an asset and therefore not being required to pay royalties for its use. Significant judgments inherent in this analysis include estimating future cash flows and determining appropriate terminal growth rate and discount rate assumptions. We based our discount rate assumptions on an assessment of the risk inherent in the projected future cash generated by the respective intangible assets. Also subject to judgment are assumptions about royalty rates, which were based on the estimated rates at which similar brands and trademarks are being licensed in the marketplace. There were no impairments of indefinite-lived intangible assets in 2010. See Note 9 for information regarding impairment charges related to our indefinite-lived intangible assets which have been included in our results of operations for the years ended December 31, 2009 and 2008.

        The estimates we have used are consistent with the plans and estimates that we use to manage our business, however, it is possible that our plans may change and estimates used may prove to be

Notes to Consolidated Financial Statements (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur significant impairment charges.

        Warranty Costs.    We provide expressed warranties on certain products for periods typically ranging from one to three years. We estimate our warranty obligations at the time of sale based upon historical experience and known product issues, if any. A summary of the activity in our warranty reserves is as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Balance, beginning of year	$1,936	$1,761	$1,720
Amount charged to expense for estimated warranty costs	1,283	952	1,258
Deductions for actual costs incurred	(997)	(777)	(1,217)

Balance, end of year	$2,222	$1,936	$1,761

        Self Insurance.    We are partially self insured for certain employee health benefits and product liability claims. Accruals for losses are provided based upon claims experience and actuarial assumptions, including provisions for incurred but not reported losses.

        Revenue Recognition.    Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) shipment of goods and passage of title; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. We reduce revenue by estimates of potential future product returns and other allowances. Revenues are also reduced by rebates related to sales transacted through distribution agreements that provide the distributors with a right to return inventory or take certain pricing adjustments based on sales mix or volume. Provisions for product returns and other allowances are recorded as a reduction to revenue in the period sales are recognized.

        Advertising Costs.    We expense advertising costs as they are incurred. For the years ended December 31, 2010, 2009 and 2008, advertising costs were $10.4 million, $5.4 million, and $7.0 million, respectively.

        Shipping and Handling Expenses.    Shipping and handling expenses are included within cost of sales in our consolidated statements of operations.

        Stock Based Compensation.    We maintain a stock option plan under which stock options have been granted to both employees and non-employees. All share based payments to employees are recognized in the financial statements based on their grant date fair values and our estimates of forfeitures. We amortize stock-based compensation for service-based awards granted on a straight-line basis over the requisite service (vesting) period for the entire award. Other awards vest upon the achievement of certain pre-determined performance targets, and compensation expense is recognized to the extent the achievement of the performance targets is deemed probable.

        Income Taxes.    Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized and measured using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which those temporary differences are expected

Notes to Consolidated Financial Statements (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

to be recognized. Net deferred tax assets are then reduced by a valuation allowance if we believe it more-likely-than-not such net deferred tax assets will not be realized.

        Foreign Currency Translation and Transactions.    The reporting currency of DJOFL is the U.S. Dollar. Assets and liabilities of foreign subsidiaries (including intercompany balances for which settlement is not anticipated in the foreseeable future) are translated at the spot rate in effect at the applicable reporting date, and our consolidated statement of operations is translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive income (loss) in our consolidated statement of equity. Cash flows from our operations in foreign countries are translated at the average rate for the applicable period. The effect of exchange rates on cash balances held in foreign currencies are separately reported in our consolidated statements of cash flows.

        Transactions denominated in currencies other than our or our subsidiaries' functional currencies are recorded based on exchange rates at the time such transactions arise. Changes in exchange rates with respect to amounts recorded in our consolidated balance sheets related to such transactions result in transaction gains and losses that are reflected in our consolidated statements of operations as either unrealized (based on the applicable period end translation) or realized (upon settlement of the transactions).

        Derivative Financial Instruments.    All derivative instruments are recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them.

        We make use of debt financing as a source of funds and are therefore exposed to interest rate fluctuations in the normal course of business. Our credit facilities are subject to floating interest rates. We manage the risk of unfavorable movements in interest rates by hedging the interest rates on a portion of the outstanding loan balance, thereby locking in a fixed rate on a portion of the principal, reducing the effect of possible rising interest rates and making interest expense more predictable. We have designated these interest rate swap agreements as cash flow hedges for accounting purposes. Therefore, changes in the fair values of the derivative are recorded in accumulated other comprehensive income (loss) and are subsequently recognized in earnings when the hedged item affects earnings.

        We use foreign exchange forward contracts to hedge expense commitments that are denominated in currencies other than the U.S. dollar. The purpose of our foreign currency hedging activities is to fix the dollar value of specific commitments and payments to foreign vendors. Before acquiring a derivative instrument to hedge a specific risk, potential natural hedges are evaluated. While our foreign exchange contracts act as economic hedges, we have not designated such instruments as hedges for accounting purposes. Therefore, gains and losses resulting from changes in the fair values of these derivative instruments are recorded in other income (expense), net, in our consolidated statements of operations.

        The fair value of our derivative instruments has been determined through the use of models that consider various assumptions, including time value and yield curves, as well as other relevant economic measures, which are inputs that are classified as Level 2 in the valuation hierarchy (see Notes 11 and 12).

Notes to Consolidated Financial Statements (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Comprehensive Income (Loss).    Comprehensive income (loss) includes net income (loss) as per our consolidated statement of operations and other comprehensive income (loss). Other comprehensive income (loss), which is comprised of unrealized gains and losses on foreign currency translation adjustments and cash flow hedges, net of tax, is included in our consolidated statement of equity as accumulated other comprehensive income (loss).

        Concentration of Credit Risk.    We sell the majority of our products in the United States to orthopedic professionals, hospitals, distributors, specialty dealers, insurance companies, managed care companies and certain governmental payors such as Medicare. International sales comprised 25.3%, 25.5%, and 26.6%, of our net sales for the years ended December 31, 2010, 2009 and 2008, respectively. International sales are generated from a diverse group of customers through our wholly owned subsidiaries and certain independent distributors. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. We provide a reserve for estimated bad debts. Management reviews and revises its estimates for credit losses from time to time and such credit losses have generally been within management's estimates. In each of the years ended December 31, 2010, 2009 and 2008, we had no individual customer or distributor that accounted for 10% or more of our total annual net sales.

        Fair Value of Financial Instruments.    The carrying amounts of our short-term financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair values due to their short-term nature. The fair values of our variable rate debt, including borrowings under our Senior Secured Credit Facility, approximate carrying value due to the variable interest rate features on these instruments. See Note 13 for information concerning the fair value of our fixed rate debt.

        Reclassifications.    Certain prior year amounts have been reclassified to conform to the current year presentation.

3. RECENT ACCOUNTING PRONOUNCEMENTS

        In January 2010, we adopted the Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), which requires a qualitative approach to identifying a controlling interest financial interest in a variable interest entity (VIE), and requires ongoing assessment of whether an entity is a VIE, and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. The adoption of this ASC Topic had no impact on our consolidated financial statements.

        In January 2010, we adopted the provisions of the FASB ASC Topic which, among other matters, removes the concept of a qualifying special-purpose entity; creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale; establishes conditions for reporting a transfer of a portion of a financial asset as a sale; and changes the initial measurement of a transferor's interest in transferred financial assets. The adoption of this ASC Topic had no impact on our consolidated financial statements.

        In September 2009, the FASB issued guidance concerning the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting and the manner in which consideration should be measured and allocated to the separate units of accounting in the multiple-element arrangement. This guidance is effective for fiscal years beginning on or after June 15, 2010. We are currently evaluating the impact, if any, this issue will have on our consolidated financial statements. However, we do not expect that this issue will have a material effect on our financial position, results of operations, or cash flows.

Notes to Consolidated Financial Statements (Continued)

4. ACQUISITIONS

        During the years ended December 31, 2010 and 2009, we acquired businesses from four independent international distributors of our products. Our primary reason for these acquisitions was to improve the profitability of our sales and to expand the range of our products sold in these markets, which we believe we can accomplish more successfully by participating directly in the markets, instead of through independent distributors. We account for acquisitions using the acquisition method of accounting, with the results of operations attributable to each acquisition included in our consolidated financial statements from the date of acquisition.

        DJO South Africa.    On September 20, 2010, we acquired certain assets and contractual rights from an independent South African distributor of DonJoy products for total consideration of $1.9 million, which included a cash payment of $1.2 million on the closing date, forgiveness of $0.4 million of accounts receivable from the distributor and holdbacks of $0.3 million related primarily to potential indemnification claims, which will be paid in September 2011 if there are no such claims.

        Chattanooga Canada.    On August 4, 2009, we acquired Chattanooga Group Inc. (Chattanooga Canada), an independent Canadian distributor of Chattanooga products, for $7.2 million. Pursuant to the terms of the acquisition agreement and included within the purchase price, was a $1.4 million indemnification holdback, which accrues interest at an annual rate of 2.5% for the first 18 months and a variable rate thereafter; and a $1.4 million promissory note, which accrued interest at an annual rate of 6%. We paid the promissory note and related interest thereon in August 2010. The holdback provides security for potential indemnification claims and, if not used for that purpose, is payable to the sellers. The first half of the holdback amount not used to cover indemnification claims, including interest thereon, was payable in February 2011, however, we have withheld this payment pending fulfillment of certain contractual obligations by the sellers. The second half of the holdback amount, including interest thereon, will be payable in 2012 if not used to cover indemnification claims.

        Empi Canada.    On August 4, 2009, we acquired Empi Canada Inc. (Empi Canada), an independent Canadian distributor of Empi products, for $7.4 million. Pursuant to the terms of the acquisition agreement and included within the purchase price was a $1.4 million indemnification holdback, which accrues interest at an annual rate of 2.5% for the first 18 months and a variable rate thereafter; and a $1.4 million promissory note, which accrued interest at an annual rate of 6%. We paid the promissory note and related interest thereon in August 2010. The holdback provides security for potential indemnification claims and, if not used for that purpose, is payable to the sellers. The first half of the holdback amount not used to cover indemnification claims, including interest thereon, was payable in February 2011, however, we have withheld this payment pending fulfillment of certain contractual obligations by the sellers. The second half of the holdback amount, including interest thereon, will be payable in 2012 if not used to cover indemnification claims.

        DJO Australia.    On February 3, 2009, we acquired DonJoy Orthopaedics Pty., Ltd. (DJO Australia), an independent Australian distributor of DonJoy products, for $3.4 million. Pursuant to the terms of the acquisition agreement, and included within the purchase price, was $0.8 million, representing the acquisition date fair value of the additional amount payable to the selling shareholder if certain revenue targets were met by December 31, 2009. We attained these revenue targets and paid the $0.8 million to the selling shareholder in the first quarter of 2010.

        A summary of the purchase price and opening balance sheets for these acquisitions is presented in the following table. With the exception of DJO South Africa, the opening balance sheets presented in

Notes to Consolidated Financial Statements (Continued)

4. ACQUISITIONS (Continued)

this table reflect our final purchase price allocations. We expect to finalize the DJO South Africa purchase price allocation in the first half of 2011:

($ in thousands):	DJO South Africa	Chattanooga Canada	Empi Canada	DJO Australia	Useful Life
Current assets	$435	$743	$884	$2,046
Tangible non-current assets	310	—	—	—
Liabilities assumed	—	(2,254)	(1,033)	(1,120)
Identifiable intangible assets(1):
Customer-based	1,103	5,058	2,512	1,614	5 years
Non-compete	—	253	174	—	5 years
Goodwill(2)	64	3,354	4,902	899

Total purchase price	$1,912	$7,154	$7,439	$3,439

(1)
The fair value of customer relationships was determined using an estimate of the future discounted cash flows from those customers. The Chattanooga Canada and Empi Canada acquisition agreements included five year non-compete agreements with the respective sellers. The fair value of these non-compete agreements was determined using an estimate of the future discounted cash flows with and without the noncompetition agreements in place

(2)
Goodwill represents the excess purchase price over the fair value of the identifiable net assets acquired. We anticipate future cost savings as a result of the Chattanooga Canada and Empi Canada acquisitions, driven by estimated synergies from operating efficiencies as we combine these businesses with our existing business in Canada. This is the primary reason the purchase prices for Chattanooga Canada and Empi Canada resulted in the recognition of goodwill.

        Pro forma results of operations for these acquisitions have not been presented because the effects of the acquisitions individually and in the aggregate, were not material to our consolidated financial results.

5. DISCONTINUED OPERATIONS

        On June 12, 2009 we sold our Empi Therapy Solutions (ETS) catalog business, formerly known as Rehab Medical Equipment, or RME, to Patterson Medical Supply, Inc. for $21.8 million. Our ETS business, which was included within our Recovery Sciences Segment, sold a wide range of proprietary and third party rehabilitation products to physical therapists and chiropractors through printed catalogs and an on-line e-commerce site. As such, results of the ETS business for periods prior to the date of sale are presented as discontinued operations. The operating results of ETS that are classified as

Notes to Consolidated Financial Statements (Continued)

5. DISCONTINUED OPERATIONS (Continued)

discontinued operations in our consolidated statements of operations are summarized in the following table (in thousands):

	Year Ended December 31,
	2009	2008
Net sales	$13,450	$31,725
Pre-tax income	6,590	1,556
Income tax provision	6,909	610

Net income (loss)	$(319)	$946

        Included within discontinued operations for the year ended December 31, 2009 is a pre-tax gain on disposal of discontinued operations of $6.6 million, which includes $12.0 million of goodwill associated with the ETS business, based on the relative fair values of ETS and the portion of the reporting unit that remained. The effective tax rate for the discontinued operations for the year ended December 31, 2009 was 105%. This rate differs from the amount which would have been recorded using the U.S. Federal statutory income tax rate of 35% due primarily to a large difference in the book and tax basis of goodwill disposed of.

6. ACCOUNTS RECEIVABLE RESERVES

        A summary of activity in our accounts receivable reserves for doubtful accounts and sales returns is presented below (in thousands):

	Year Ended December 31,
	2010	2009	2008
Balance, beginning of year	$48,306	$36,521	$32,417
Provision for doubtful accounts and sales returns	33,077	34,904	26,277
Write-offs, net of recoveries	(28,307)	(23,119)	(22,173)

Balance, end of year	$53,076	$48,306	$36,521

7. INVENTORIES

        Inventories consist of the following (in thousands):

	December 31, 2010	December 31, 2009
Components and raw materials	$27,287	$29,967
Work in process	5,478	3,745
Finished goods	60,596	51,110
Inventory held on consignment	22,592	24,121

	115,953	108,943
Inventory reserves	(12,853)	(13,063)

	$103,100	$95,880

Notes to Consolidated Financial Statements (Continued)

7. INVENTORIES (Continued)

        A summary of the activity in our reserves for estimated slow moving, excess, obsolete and otherwise impaired inventory is presented below (in thousands):

	Year Ended December 31,
	2010	2009	2008
Balance, beginning of year	$13,063	$17,798	$18,996
Provision charged to costs of sales	6,596	7,462	8,637
Write-offs, net of recoveries	(6,806)	(12,197)	(9,835)

Balance, end of year	$12,853	$13,063	$17,798

        The write-offs to the reserve were principally related to the disposition of fully reserved inventory.

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment consists of the following (in thousands):

	December 31, 2010	December 31, 2009	Depreciable lives (years)
Land	$100	$1,448	Indefinite
Buildings and improvements	18,832	22,714	3 to 25
Equipment	73,225	66,658	2 to 7
Software	21,260	17,213	3 to 10
Furniture and fixtures	14,031	8,624	3 to 8
Surgical implant instrumentation	24,591	22,192	5
Construction in progress	15,572	15,586	N/A

	167,611	154,435
Accumulated depreciation and amortization	(82,591)	(67,721)

Property and equipment, net	$85,020	$86,714

        Depreciation and amortization expense relating to property and equipment (including equipment under capital leases) was $26.0 million, $27.9 million, and $23.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. Depreciation expense includes $3.8 million, $3.7 million, and $2.9 million for the years ended December 31, 2010, 2009 and 2008, respectively, associated with surgical implant instruments which we provide free of charge to surgeons for use in implanting our products, which is included in selling, general and administrative expense in our consolidated statements of operations. We also capitalize electrotherapy devices that we rent to patients and record the related depreciation expense in cost of sales.

Notes to Consolidated Financial Statements (Continued)

9. LONG-LIVED ASSETS

  Goodwill

        Changes in the carrying amount of goodwill are presented in the table below (in thousands):

	Year Ended December 31,
	2010	2009
Balance, beginning of year	$1,191,497	$1,191,566
Acquisitions (see Note 4)	64	9,155
Sale of business (see Note 5)	—	(11,986)
Foreign currency translation	(2,674)	2,762

Balance, end of year	$1,188,887	$1,191,497

        Identifiable intangible assets consisted of the following (in thousands):

December 31, 2010	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Definite-lived intangible assets:
Customer-based	$485,363	$(130,973)	$354,390
Technology-based	447,437	(119,985)	327,452

	$932,800	$(250,958)	681,842

Indefinite-lived intangible assets:
Trademarks and trade names			428,999

Net identifiable intangible assets			$1,110,841

December 31, 2009	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Definite-lived intangible assets:
Customer-based	$490,587	$(97,067)	$393,522
Technology-based	458,732	(94,346)	364,386

	$949,321	$(191,413)	757,908

Indefinite-lived intangible assets:
Trademarks and trade names			429,769

Net identifiable intangible assets			$1,187,677

        Our 2010 annual impairment test did not result in impairment to any of our indefinite-lived intangible assets. As a result of our 2009 annual impairment test, we determined that the fair value of two of our trade names were less than the carrying amount, resulting in an aggregate $7.0 million impairment charge, of which $3.9 million was related to our Bracing and Supports Segment, and $3.1 million was related to our Recovery Sciences Segment. As a result of our 2008 annual impairment test, we incurred an aggregate impairment charge of $22.4 million. We determined that the fair value of a trade name in our Recovery Sciences Segment was less than its carrying amount, resulting in impairment of $10.1 million, and another trade name in our Surgical Implant Segment was abandoned, resulting in an impairment charge $12.3 million. These impairment charges were included in

Notes to Consolidated Financial Statements (Continued)

9. LONG-LIVED ASSETS (Continued)

amortization and impairment of intangible assets within the consolidated statements of operations for the years ended December 31, 2009 and 2008.

        Our definite-lived intangible assets are being amortized using the straight-line method over their remaining weighted average useful lives of ten years for technology-based assets, and nine years for customer-based assets. Based on our amortizable intangible asset balances as of December 31, 2010, we estimate that amortization expense will be as follows for the next five years and thereafter (in thousands):

Year Ending December 31,
2011	$77,005
2012	75,685
2013	69,752
2014	68,142
2015	64,132
Thereafter	327,126

$681,842

        Our goodwill and intangible assets by segment are as follows (in thousands):

December 31, 2010	Goodwill	Intangible Assets, Net
Bracing and Supports Segment	$565,298	$700,953
Recovery Sciences Segment	495,999	353,323
International Segment	80,184	36,453
Surgical Implant Segment	47,406	20,112

	$1,188,887	$1,110,841

December 31, 2009	Goodwill	Intangible Assets, Net
Bracing and Supports Segment	$565,298	$729,490
Recovery Sciences Segment	495,999	394,993
International Segment	82,794	40,173
Surgical Implant Segment	47,406	23,021

	$1,191,497	$1,187,677

        In the second quarter of 2010, we changed how we report our segment financial information to senior management. Prior to the second quarter of 2010, our Recovery Sciences and Bracing and Supports Segments were reported together as the Domestic Rehabilitation Segment. Segment information for all periods presented has been restated to reflect this change.

Notes to Consolidated Financial Statements (Continued)

10. OTHER CURRENT LIABILITIES

        Other current liabilities consist of the following (in thousands):

	December 31, 2010	December 31, 2009
Wages and related expenses	$23,723	$20,668
Commissions and royalties	12,138	12,953
Interest rate swap derivative	6,707	9,701
Other accrued liabilities	37,641	47,286

	$80,209	$90,608

11. DERIVATIVE INSTRUMENTS

        We use derivative financial instruments to manage interest rate risk related to our variable rate credit facilities and risk related to foreign currency exchange rates. Our objective is to reduce the risk to earnings and cash flows associated with changes in interest rates and changes in foreign currency exchange rates. Before acquiring a derivative instrument to hedge a specific risk, we evaluate potential natural hedges. Factors considered in the decision to hedge an underlying market exposure include the materiality of the risk, the volatility of the market, the duration of the hedge, and the availability, effectiveness and cost of derivative instruments. We do not use derivative instruments for speculative or trading purposes.

        All derivatives, whether designated as hedging relationships or not, are recorded on the balance sheet at fair value. The fair value of our derivatives is determined through the use of models that consider various assumptions, including time value, yield curves and other relevant economic measures which are inputs that are classified as Level 2 in the valuation hierarchy. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. Our interest rate swap agreements are designated as cash flow hedges, and accordingly, effective portions of changes in the fair value of the derivatives are recorded in accumulated other comprehensive income (loss) and subsequently reclassified into our consolidated statement of operations when the hedged forecasted transaction affects income (loss). Ineffective portions of changes in the fair value of cash flow hedges are recognized in income (loss). Our foreign exchange contracts have not been designated as hedges, and accordingly, changes in the fair value of the derivatives are recorded in income (loss).

        Interest Rate Swap Agreements.    Our Senior Secured Credit Facility is subject to floating interest rates. We manage the risk of unfavorable movements in interest rates by hedging a portion of the outstanding loan balance, thereby locking in a fixed rate on a portion of the principal, reducing the effect of possible rising interest rates and making interest expense more predictable over the term of the credit facilities. We have four interest rate swap agreements which we have designated as cash flow hedges for accounting purposes, and the hedges are considered effective. As such, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and is reclassified into interest expense in our consolidated statement of operations in the period in which it affects income (loss).

Notes to Consolidated Financial Statements (Continued)

11. DERIVATIVE INSTRUMENTS (Continued)

        Information regarding our interest rate swap agreements as of December 31, 2010 is presented below (in thousands):

Maturity Date(1)	Notional Amount	Pay Fixed	Receive Floating	Estimated loss expected to be reclassified into earnings within the next twelve months
January - December 2011	$75,000	2.55%	1 month LIBOR	$1,652
January - December 2011	75,000	2.60%	1 month LIBOR	1,690
January - December 2011	75,000	2.585%	1 month LIBOR	1,679
January - December 2011	75,000	2.595%	1 month LIBOR	1,686

				$6,707

(1)
For derivative instruments that become effective subsequent to December 31, 2010, we present a range of dates that represent the period covered by the applicable derivative instrument.

        Foreign Exchange Rate Contracts.    We utilize Mexican Peso (MXP) foreign exchange forward contracts to hedge a portion of our exposure to fluctuations in foreign exchange rates, as our Mexico-based manufacturing operations incur costs that are largely denominated in MXP. These foreign exchange forward contracts expire weekly throughout fiscal year 2011.While our foreign exchange forward contracts act as economic hedges, we have not designated such instruments as hedges for accounting purposes. Therefore, gains and losses resulting from changes in the fair values of these derivative instruments are recorded in other income (expense), net, in our accompanying consolidated statements of operations.

        Information regarding the notional and fair value of our foreign exchange forward contracts as of December 31, 2010 and 2009 is presented in the table below (in thousands):

December 31, 2010			December 31, 2009
Notional Value MXP	Notional Value USD	Fair Value USD	Notional Value MXP	Notional Value USD	Fair Value USD
116,910	$9,054	$9,428	190,745	$14,242	$14,331

Notes to Consolidated Financial Statements (Continued)

11. DERIVATIVE INSTRUMENTS (Continued)

        The following table summarizes the fair value of derivative instruments in our consolidated balance sheets (in thousands):

	Balance Sheet Location	December 31, 2010	December 31, 2009
Derivative Assets:
Foreign exchange forward contracts not designated as hedges	Other current assets	$374	$89

Derivative Liabilities:
Current portion of interest rate swap agreements designated as cash flow hedges	Other current liabilities	$6,707	$9,701
Long-term portion of interest rate swap agreements designated as cash flow hedges	Other long-term liabilities	—	1,543

		$6,707	$11,244

        The following table summarizes the effect our derivative instruments have on our consolidated statements of operations (in thousands):

		Year Ended December 31,
	Location of gain (loss)	2010	2009	2008
Interest rate swap agreements designated as cash flow hedges	Interest expense(1)	$(12,211)	$(18,164)	$(3,440)
Foreign exchange forward contracts not designated as hedges	Other income (expense), net	285	2,913	(2,824)

		$(11,926)	$(15,251)	$(6,264)

(1)
Represents the loss on derivative instruments designated as cash flow hedges, reclassified from accumulated other comprehensive income (loss) into interest expense during the periods presented.

        The pre-tax loss on derivative instruments designated as cash flow hedges recognized in accumulated other comprehensive income (loss) is presented below (in thousands):

	Year Ended December 31,
	2010	2009	2008
Interest rate swap agreements designated as cash flow hedges	$7,674	$16,136	$12,800

        As of December 31, 2010, the cumulative amount included in accumulated other comprehensive income (loss) related to derivative instruments designated as cash flow hedges was $4.1 million (net of tax).

Notes to Consolidated Financial Statements (Continued)

12. FAIR VALUE MEASUREMENTS

        Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy. The following tables present the balances of assets and liabilities measured at fair value on a recurring basis (in thousands):

December 31, 2010	Level 1(1)	Level 2(2)	Level 3(3)	Total
Total Assets:
Foreign exchange forward contracts not designated as hedges	$—	$374	$—	$374

Total Liabilities:
Interest rate swap agreements designated as cash flow hedges	$—	$6,707	$—	$6,707

December 31, 2009	Level 1(1)	Level 2(2)	Level 3(3)	Total
Total Assets:
Foreign exchange forward contracts not designated as hedges	$—	$89	$—	$89

Total Liabilities:
Interest rate swap agreements designated as cash flow hedges	$—	$11,244	$—	$11,244

(1)
Fair value measurements based on quoted prices in active markets for identical assets or liabilities.

(2)
Fair value measurements based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

(3)
No observable valuation inputs in the market.

Notes to Consolidated Financial Statements (Continued)

13. DEBT AND CAPITAL LEASES

        Debt and capital lease obligations consists of the following (in thousands):

	December 31, 2010	December 31, 2009
Senior Secured Credit Facility:
$100 million revolving credit facility	$—	$—
Term loan, net of unamortized original issue discount ($6.0 million, and $9.3 million at December 31, 2010 and 2009, respectively)	845,792	1,034,427
10.875% Senior Notes, including unamortized original issue premium ($4.2 million at December 31, 2010)	679,239	575,000
9.75% Senior Subordinated Notes	300,000	—
11.75% Senior Subordinated Notes	—	200,000
Notes payable for acquisitions	—	2,860
Capital lease obligations and other	81	583

Total debt and capital lease obligations	1,825,112	1,812,870
Current maturities	(8,821)	(15,926)

Long-term debt and capital lease obligations	$1,816,291	$1,796,944

Senior Secured Credit Facility

        On November 20, 2007, we entered into the Senior Secured Credit Facility consisting of a $1,065.0 million term loan facility maturing May 2014 and a $100.0 million revolving credit facility maturing November 2013. We issued the term loan facility at a 1.2% discount, resulting in net proceeds of $1,052.4 million. We are amortizing the $12.6 million discount using the effective interest method, thereby increasing the reported outstanding balance through the maturity date of the term loan facility.

        On January 14, 2010, we entered into Amendment No. 1 to the Senior Secured Credit Facility, which permitted us to issue up to an additional $150.0 million in aggregate principal amount of new 10.875% Senior Notes on or prior to March 1, 2010, as long as the net cash proceeds were used to make a voluntary prepayment of the term loans. In connection with this amendment, we incurred $1.1 million of arrangement and lender consent fees, which we expensed during the first quarter of 2010. On January 20, 2010, we issued $100.0 million of new 10.875% Senior Notes, as described below, and made a $101.5 million voluntary prepayment of the term loans in accordance with the terms of Amendment No. 1 to the Senior Secured Credit Facility. In addition, pursuant to the excess cash flow provisions of the Senior Secured Credit Facility, as described below, we also made a $2.0 million prepayment of the term loans during March 2010. In connection with these prepayments, we accelerated $0.8 million of amortization of the then remaining unamortized original issue discount during the first quarter of 2010. Additionally, we recognized a non-cash loss of $1.9 million attributable to the write off of the then remaining unamortized debt issuance costs related to the portion of the term loans that were repaid.

        On October 5, 2010, we entered into Amendment No. 2 to the Senior Secured Credit Facility, which permitted us to (1) issue $300.0 million in aggregate principal amount of new subordinated notes to be co-issued by DJOFL and DJO Finco; (2) use the proceeds from the offering to repurchase or redeem all of our existing 11.75% Senior Subordinated Notes (11.75% Notes) due 2014; (3) prepay a portion of the term loans under our Senior Secured Credit Facility and (4) pay related premiums, fees

Notes to Consolidated Financial Statements (Continued)

13. DEBT AND CAPITAL LEASES (Continued)

and expenses, all without utilizing existing debt incurrence capacity under our Senior Secured Credit Facility. In connection with this amendment, we incurred $0.7 million of fees and expenses, which were expensed during the fourth quarter of 2010. On October 18, 2010, we issued $300.0 million aggregate principal amount of new 9.75% Senior Subordinated Notes (9.75% Notes), as described below. During October 2010, we made voluntary aggregate prepayments of $79.0 million of the term loans under our Senior Secured Credit Facility. In connection with these prepayments, we accelerated $0.6 million of amortization of the unamortized original issue discount as of the prepayment dates, and recognized a non-cash loss of $1.2 million attributable to the write off of unamortized debt issuance costs as of the prepayment dates relating to the portion of the term loans that were repaid.

        On February 18, 2011, we entered into Amendment No. 3 to the Senior Secured Credit Facility, which increased the Total Leverage Ratio limitation in the Permitted Acquisitions covenant from 6.0 to 7.0, and deemed the ETI acquisition (See Note 24) to have been made as a Permitted Acquisition. The Permitted Acquisitions covenant has no limit on the dollar amount of acquisitions we are permitted to make, as long as we are in compliance with this ratio, with the senior secured leverage ratio, and not in default.

        The market value of our term loan facility was $836.9 million as of December 31, 2010. We determine market value using trading prices for our term loan on or near that date.

        Interest Rates.    Borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate, as defined, and (2) the federal funds rate plus 0.50% or (b) the Eurodollar rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to each borrowing adjusted for required reserves. The initial applicable margin for borrowings under the term loan facility and the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to Eurodollar borrowings. The applicable margin for borrowings under the term loan facility and the revolving credit facility may be reduced subject to us attaining certain leverage ratios. We use interest rate swap agreements in an effort to hedge our exposure to fluctuating interest rates related to a portion of our Senior Secured Credit Facility (see Note 11). As of December 31, 2010, our weighted average interest rate for all borrowings under the Senior Secured Credit Facility was 4.08%.

        Fees.    In addition to paying interest on outstanding principal under the Senior Secured Credit Facility, we are required to pay a commitment fee to the lenders under the revolving credit facility with respect to the unutilized commitments thereunder. The current commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to us attaining certain leverage ratios. We must also pay customary letter of credit fees.

        Principal Payments.    We are required to pay annual payments in equal quarterly installments on the loans under the term loan facility in an amount equal to 1.00% of the funded total principal amount through February 2014, with any remaining amount payable in May 2014.

        Prepayments.    The Senior Secured Credit Facility requires us to prepay outstanding term loans, subject to certain exceptions, with (1) 50% (which percentage can be reduced to 25% or 0% upon our attaining certain leverage ratios) of our annual excess cash flow, as defined; (2) 100% of the net cash proceeds above an annual amount of $25.0 million from non-ordinary course asset sales (including insurance and condemnation proceeds) by DJOFL and its restricted subsidiaries, subject to certain exceptions, including a 100% reinvestment right if reinvested or committed to reinvest within

Notes to Consolidated Financial Statements (Continued)

13. DEBT AND CAPITAL LEASES (Continued)

15 months of such sale or disposition so long as reinvestment is completed within 180 days thereafter; and (3) 100% of the net cash proceeds from issuances or incurrences of debt by DJOFL and its restricted subsidiaries, other than proceeds from debt permitted to be incurred under the Senior Secured Credit Facility and related amendments. Any mandatory prepayments are applied to the term loan facilities in direct order of maturity. We reinvested the net proceeds from our 2009 asset sales and, as such, our calculation of 2009 excess cash flows excluded those net proceeds. We may voluntarily prepay outstanding loans under the Senior Secured Credit Facility at any time without premium or penalty, provided that voluntary prepayments of Eurodollar loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs. We are not required to make any prepayments in 2011 related to our 2010 excess cash flow calculation.

        Guarantee and Security.    All obligations under the Senior Secured Credit Facility are unconditionally guaranteed by DJO Holdings LLC (DJO Holdings) and each existing and future direct and indirect wholly owned domestic subsidiary of DJOFL other than immaterial subsidiaries, unrestricted subsidiaries and subsidiaries that are precluded by law or regulation from guaranteeing the obligations (collectively, the Guarantors).

        All obligations under the Senior Secured Credit Facility, and the guarantees of those obligations, are secured by pledges of 100% of the capital stock of DJOFL, 100% of the capital stock of each wholly owned domestic subsidiary and 65% of the capital stock of each wholly owned foreign subsidiary that is, in each case, directly owned by DJOFL or one of the Guarantors; and a security interest in, and mortgages on, substantially all tangible and intangible assets of DJO Holdings, DJOFL and each Guarantor.

        Certain Covenants and Events of Default.    The Senior Secured Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries' ability to:

  •
  incur additional indebtedness,

  •
  create liens on assets,

  •
  change fiscal years,

  •
  enter into sale and leaseback transactions,

  •
  engage in mergers or consolidations,

  •
  sell assets,

  •
  pay dividends and other restricted payments,

  •
  make investments, loans or advances,

  •
  repay subordinated indebtedness,

  •
  make certain acquisitions,

  •
  engage in certain transactions with affiliates,

  •
  restrict the ability of restricted subsidiaries that are not Guarantors to pay dividends or make distributions,

  •
  amend material agreements governing our subordinated indebtedness, and

Notes to Consolidated Financial Statements (Continued)

13. DEBT AND CAPITAL LEASES (Continued)

  •
  change our lines of business.

        In addition, the Senior Secured Credit Facility requires us to maintain a maximum senior secured leverage ratio of 3.50:1 as of the twelve months ended December 31, 2010, stepping down over time to 3.25:1 by the end of 2011. The Senior Secured Credit Facility also contains certain customary affirmative covenants and events of default. As of December 31, 2010, our senior secured leverage ratio was 3.07:1, and we were in compliance with all other applicable covenants.

10.875% Senior Notes

        On November 20, 2007, DJOFL and DJO Finance Corporation (DJO Finco) (collectively, the Issuers) issued $575.0 million aggregate principal amount of 10.875% Senior Notes under an agreement dated as of November 20, 2007 (the 10.875% Indenture) among the Issuers, the guarantors party thereto and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee. We refer to the 10.875% Senior Notes, individually, or collectively, as the 10.875% Notes.

        On January 20, 2010, the Issuers issued $100.0 million aggregate principal amount of new 10.875% Notes, pursuant to the 10.875% Indenture that governs our existing 10.875% Notes due 2014. We issued the new 10.875% Notes at a 5.0% premium, resulting in gross proceeds of $105.0 million. We are amortizing the premium over the term of the new 10.875% Notes using the effective interest method, thereby decreasing the reported outstanding balance through the maturity date. Net proceeds from the issuance (excluding $2.0 million of interest accrued from November 15, 2009 to January 19, 2010, which was included in the interest payment we made to holders of the new 10.875% Notes on May 15, 2010), along with cash on hand, were used to repay $101.5 million of existing term loans under the Senior Secured Credit Facility. The 10.875% Notes require semi-annual interest payments of $36.7 million each May 15 and November 15 and are due November 15, 2014.

        As of December 31, 2010, the market value of the 10.875% Notes was $735.8 million. We determined market value using trading prices for the 10.875% Notes on or near that date. We believe the trading prices reflect certain differences between prevailing market terms and conditions and the actual terms of our 10.875% Notes.

        Optional Redemption.    Under the 10.875% Indenture, prior to November 15, 2011, the Issuers have the option to redeem some or all of the 10.875% Notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium, plus accrued and unpaid interest. Beginning on November 15, 2011, the Issuers may redeem some or all of the 10.875% Notes at a redemption price of 105.438% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 102.719% and 100% of the then outstanding principal balance at November 2012 and November 2013, respectively.

        Change of Control.    Upon the occurrence of a change of control, unless DJOFL has previously sent or concurrently sends a notice exercising its optional redemption rights with respect to all of the then-outstanding 10.875% Notes, DJOFL will be required to make an offer to repurchase all of the then-outstanding 10.875% Notes at 101% of their principal amount, plus accrued and unpaid interest.

        Covenants.    The 10.875% Indenture contains covenants limiting, among other things, our and our restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred and convertible shares, pay dividends on, redeem, repurchase or make distributions in respect of the capital stock of DJO or make other restricted payments, make certain investments, sell certain assets, create liens on

Notes to Consolidated Financial Statements (Continued)

13. DEBT AND CAPITAL LEASES (Continued)

certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into certain transactions with affiliates, and designate our subsidiaries as unrestricted subsidiaries. As of December 31, 2010, we were in compliance with all applicable covenants.

11.75% Senior Subordinated Notes

        In November 2006, the Issuers issued $200.0 million aggregate principal amount of 11.75% senior subordinated notes (the 11.75% Notes). The 11.75% Notes required semi-annual interest payments of $11.8 million each May 15 and November 15.

        On October 1, 2010, we commenced a cash tender offer for any and all of our $200 million of outstanding 11.75% Notes due 2014 with a final tender expiration date of October 29, 2010. The total tender offer consideration of $1,065 for each $1,000 principal amount of 11.75% Notes validly tendered included an early tender premium of $30 per $1,000 principal amount of 11.75% Notes validly tendered by October 15, 2010. In addition, holders who validly tendered their 11.75% Notes were entitled to receive accrued interest from and including the last interest payment date through the applicable settlement date.

        In October 2010, we issued $300.0 million of 9.75% Notes, discussed below, and used a portion of the proceeds to repurchase $200.0 million aggregate principal amount of the 11.75% Notes for total consideration of $213.0 million plus $10.0 million of accrued interest through the settlement date.

9.75% Senior Subordinated Notes

        On October 18, 2010, the Issuers issued $300.0 million aggregate principal amount of 9.75% Notes maturing on October 15, 2017. We used the proceeds, along with cash on hand, to repurchase our $200.0 million aggregate principal amount of 11.75% Notes, prepay $79.0 million of term loans under our Senior Secured Credit Facility, and pay related premiums, fees and expenses.

        The 9.75% Notes require semi-annual interest payments of $14.6 million each April 15 and October 15, commencing on April 15, 2011, and will accrue from and including October 18, 2010. The 9.75% Notes are guaranteed jointly and severally and on an unsecured senior basis by each of DJOFL's existing and future direct and indirect wholly owned domestic subsidiaries that guarantee any of DJOFL's indebtedness or any indebtedness of DJOFL's domestic subsidiaries or by any of DJOFL's subsidiaries that are an obligor under DJOFL's Senior Secured Credit Facility.

        As of December 31, 2010, the market value of the 9.75% Notes was $300.8 million. We determined market value using trading prices for the 9.75% Notes on or near that date. We believe the trading prices reflect certain differences between prevailing market terms and conditions and the actual terms of our 9.75% Notes.

        Optional Redemption.    Under the Indenture to the 9.75% Notes (the 9.75% Indenture), prior to October 15, 2013, the Issuers have the option to redeem some or all of the 9.75% Notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on October 15, 2013, the Issuers may redeem some or all of the 9.75% Notes at a redemption price of 107.313% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 104.875%, 102.438% and 100% of the then outstanding principal balance at October 15, 2014, 2015 and 2016, respectively. Additionally, from time to time, before October 15, 2013, the Issuers may redeem up to 35% of the 9.75% Notes at a redemption price equal to 109.75% of the principal amount then

Notes to Consolidated Financial Statements (Continued)

13. DEBT AND CAPITAL LEASES (Continued)

outstanding, plus accrued and unpaid interest, in each case, with proceeds we raise, or a direct or indirect parent company raises, in certain offerings of equity of DJOFL or its direct or indirect parent companies, as long as at least 65% of the aggregate principal amount of the notes issued remains outstanding.

        Change of Control.    Upon the occurrence of a change of control, unless DJOFL has previously sent or concurrently sends a notice exercising its optional redemption rights with respect to all of the then-outstanding 9.75% Notes, DJOFL will be required to make an offer to repurchase all of the then-outstanding 9.75% Notes at 101% of their principal amount, plus accrued and unpaid interest.

        Covenants.    The 9.75% Indenture contains covenants limiting, among other things, our and our restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred and convertible shares, pay dividends on, redeem, repurchase or make distributions in respect of the capital stock of DJO or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into certain transactions with affiliates, and designate our subsidiaries as unrestricted subsidiaries. As of December 31, 2010, we were in compliance with all applicable covenants.

        Our ability to continue to meet the covenants related to our indebtedness specified above in future periods will depend, in part, on events beyond our control, and we may not continue to meet those ratios. A breach of any of these covenants in the future could result in a default under the Senior Secured Credit Facility, the 10.875% Indenture, and the 9.75% Indenture (collectively, the Indentures), at which time the lenders could elect to declare all amounts outstanding under the Senior Secured Credit Facility to be immediately due and payable. Any such acceleration would also result in a default under the Indentures.

        At December 31, 2010, the aggregate amounts of annual principal maturities of long-term debt and capital leases for the next five years and thereafter are as follows (in thousands):

Years Ending December 31,
2011	$8,821
2012	8,824
2013	8,782
2014	1,498,685
2015	—
Thereafter	300,000

$1,825,112

Loss on Modification and Extinguishment of Debt

        During the year ended December 31, 2010, we recognized a loss on modification and extinguishment of debt of $19.8 million. This loss includes $13.0 million of premiums, a $4.3 million non-cash write-off of unamortized debt issuance costs, and $1.4 million of fees and expenses associated with the amendment of our Senior Secured Credit Facility, issuance of $300.0 million of 9.75% Notes and redemption of our $200.0 million of 11.75% Notes in October 2010. In addition, this loss includes $1.1 million of fees and expenses related to the amendment of our Senior Secured Credit Facility in connection with the issuance of $100.0 million 10.875% Notes in January 2010.

Notes to Consolidated Financial Statements (Continued)

13. DEBT AND CAPITAL LEASES (Continued)

Debt Issuance Costs

        As of December 31, 2010 and 2009, we had $34.1 million, and $38.9 million, respectively, of unamortized debt issuance costs, which are included in other assets in our consolidated balance sheets. During the year ended December 31, 2010, we incurred $10.3 million of debt issuance costs, which were capitalized, in connection with the issuance and registered exchange offer of the $100.0 million 10.875% Notes in January 2010, and the issuance of the $300.0 million 9.75% Notes in October 2010. During the years ended December 31, 2009 and 2008, we did not incur any debt issuance costs. For the years ended December 31, 2010, 2009 and 2008, amortization of debt issuance costs was $7.7 million, $12.7 million, and $13.2 million, respectively, and was included in interest expense in our consolidated statements of operations.

14. MEMBERSHIP EQUITY

        During the year ended December 31, 2010, our indirect parent, DJO, sold 93,128 shares of its common stock, subject to a stockholders agreement (See Note 19), at $16.46 per share, in an offering to certain accredited investors comprised of employees, directors and independent sales agents. Net proceeds from this offering were $1.5 million. These proceeds were contributed by DJO to us, and have been included in member capital in our consolidated balance sheet as of December 31, 2010. The proceeds were used for working capital purposes.

15. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION

2007 Stock Incentive Plan

        We have one active equity compensation plan, the DJO 2007 Incentive Stock Plan (the 2007 Stock Incentive Plan), under which we are authorized to grant awards of stock, options, and other stock-based awards for up to 7,500,000 shares of common stock of our indirect parent, DJO, subject to adjustment in certain events.

        Options issued under the 2007 Stock Incentive Plan can be either incentive stock options or non-qualified stock options. The exercise price of stock options granted will not be less than 100% of the fair market value of the underlying shares on the date of grant, and will expire no more than ten years from the date of grant. We adopted a form of non-statutory stock option agreement (the DJO Form Option Agreement) for employee stock option awards under the 2007 Stock Incentive Plan. Under the DJO Form Option Agreement, one-third of each stock option grant will vest over a specified period of time (typically five years) contingent solely upon the awardees' continued employment with us (the Time-Based Tranche). As initially adopted, another one-third of stock options were to vest over a specified performance period (typically five years) from the date of grant upon the achievement of certain pre-determined performance targets based on Adjusted EBITDA and free cash flow, as defined (the Performance-Based Tranche). As amended in March 2009, the final one-third of stock options will vest based upon achieving a minimum internal rate of return (IRR) and minimum return of money on invested capital (MOIC), as defined; each with respect to Blackstone's aggregate investment in DJO's capital stock, to be achieved by Blackstone following a liquidation of all or a portion of its investment in DJO's capital stock (the Enhanced Market Return Tranche).

        In March 2010, DJO's Compensation Committee of the Board of Directors approved further modifications to the terms of the outstanding options and the DJO Form Option Agreements. The vesting terms of the Time-Based Tranche and Enhanced Market Return Tranche remain the same as

Notes to Consolidated Financial Statements (Continued)

15. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

discussed above. As modified, the financial performance targets for future years of the Performance-Based Tranche were replaced by new IRR and MOIC targets, similar to the Enhanced Market Return Tranche, each measured with respect to Blackstone's aggregate investment in DJO's capital stock, to be achieved by Blackstone following a liquidation of all or a portion of its investment in DJO capital stock (referred to hereafter as the Market Return Tranche). As a result of this modification, the Market Return Tranche has both a performance component and a market condition component.

        Options granted under the 2007 Stock Incentive Plan contain change-in-control provisions that would result in accelerated vesting of the Time-Based Tranche upon the occurrence of a change-in-control. Specifically, the Time-Based Tranche would become immediately exercisable upon the occurrence of a change-in-control if the optionee remains in continuous employment of the Company until the consummation of the change-in-control. However, this change-in-control provision does not apply to the Market Return or Enhanced Market Return Tranches.

Employee Stock Options

        During the years ended December 31, 2010, and 2009 respectively, we granted a total of 645,050 and 1,048,146 stock options under the 2007 Stock Incentive Plan to our executive officers, senior management, and certain other employees.

        We recorded non-cash compensation expense of $1.7 million, $3.3 million, and $1.3 million, for the years ended December 31, 2010, 2009 and 2008, respectively. We record expense for awards with a performance condition only to the extent deemed probable of achievement, with the exception of market-based options previously modified during 2008 and reallocated to the Time-Based, Market Return, and Enhanced Market Return Tranches. The expense related to the previously modified options is recognized ratably over the vesting period of the stock options using the original grant-date fair value regardless of the probability of achieving the performance conditions.

        We are required to reassess at each reporting period whether the achievement of any performance condition is probable, at which time we would recognize the related compensation expense over the remaining performance or service period, if any. As a result of our March 2010 modification, we did not recognize any expense during the year ended December 31, 2010 related to the options in the Market Return and Enhanced Market Return Tranches, as achievement of the performance and market components are not deemed probable at this time. Based on actual financial results achieved for the year ended December 31, 2009, we recognized compensation expense for modified options granted during 2009, and the annual portion of the Tranche associated with the 2008 options that were not previously vested in the then designated Performance-Based Tranche, as we exceeded the minimum threshold requirement of the 2009 modified performance targets.

        The fair value of each option award is estimated on the date of grant, or modification, using the Black-Scholes option pricing model for service based awards, and a binomial model for market based awards. In estimating fair value for options issued under the 2007 Stock Incentive Plan, expected volatility was based on historical volatility of comparable publicly-traded companies. As our historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term, we used the simplified method. Expected life is calculated in two tranches based on the employment level defined as executive or employee. The risk-free rate used in calculating fair value of service based stock options for periods within the expected term of the option is based on the U.S. Treasury yield bond curve in effect on the date of grant. As a result of the March 2009 and March 2010 modifications, discussed above, we will no longer use the original grant date fair value to measure

Notes to Consolidated Financial Statements (Continued)

15. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

compensation cost and have remeasured the estimated fair value of options at the dates of modification.

        The following table summarizes certain assumptions we used to estimate the fair value of the Time-Based Tranche of stock options granted during the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008
Expected volatility	34.2 - 35.8%	34.4 - 34.7%	27.4 - 60.0%
Risk-free interest rate	2.0 - 3.0%	2.3 - 2.8%	2.8% - 4.7%
Expected years until exercise	6.4 - 7.0	5.8 - 6.3	4.7 - 7.1
Expected dividend yield	0.0%	0.0%	0.0%

Non-Employee Stock Options

        During the year ended December 31, 2010 and 2009, respectively, we granted 24,600 and 21,600 stock options under the 2007 Stock Incentive Plan to non-employees (Non-Employee Options). Non-Employee Options have an exercise price of $16.46 per share, which was equal to 100% of the estimated fair market value of the stock and will become effective upon the defined effective date and expire ten years from that date. A number of shares equal to 25% of the options granted become vested and exercisable at the end of each of the first four years subsequent to the effective date, provided the optionee is still affiliated with and providing services to the Company. Vesting of the Non-Employee Options is time-based and does not include any performance requirements. The fair value of each option granted to non-employees is required to be re-measured at the end of each reporting period until vested, when the final fair value of the vesting of the option is determined.

        In estimating fair value for options issued, expected volatility was based on historical volatility of comparable publicly-traded companies. A contractual life of ten years was used in place of the expected term. The risk-free rate used in calculating the fair value of the non-employee stock options for periods within the contractual life is based on the U.S. Treasury yield bond curve in effect on the date of grant.

        The following table presents the assumptions we used in calculating the fair value of the Non-Employee Options granted during the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008
Expected volatility	37.6 - 38.4%	34.4 - 34.7%	27.4%
Risk-free interest rate	2.7 - 3.7%	2.3 - 2.8%	3.9%
Contractual term (in years)	10.0	10.0	10.0
Expected dividend yield	0.0%	0.0%	0.0%

        We recorded non-cash compensation expense of $0.2 million, $0.1 million, and $0.1 million for the years ended December 31, 2010, 2009 and 2008, associated with Non-Employee Options issued under the 2007 Incentive Stock Plan.

Notes to Consolidated Financial Statements (Continued)

15. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

        A summary of option activity under the 2007 Stock Incentive Plan is presented below:

	Number of Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	6,880,342	$14.69	7.5	$12,221,730
Granted	669,650	$16.46
Exercised	—
Forfeited or expired	(361,708)	$16.46

Outstanding at December 31, 2010	7,188,284	$14.77	6.7	$12,221,730

Exercisable at December 31, 2010	3,650,413	$13.13	5.6	$12,221,730

        For the years ended December 31, 2010, 2009 and 2008, the weighted-average grant-date fair value of stock options granted was $3.07, $5.55, and $5.36, respectively.

        As of December 31, 2010, total unrecognized stock-based compensation expense related to unvested stock options granted under the 2007 Stock Incentive Plan, excluding options subject to the performance and market components of the Market Return and Enhanced Market Return Tranches, was $2.3 million, net of expected forfeitures. We anticipate this expense to be recognized over a weighted-average period of approximately three years. Compensation expense associated with the Market Return and Enhanced Market Return Tranches of options granted under the 2007 Stock Incentive Plan, with the exception of those that were issued in connection with a modification, will be recognized only to the extent achievement of the performance and market components are deemed probable.

16. INCOME TAXES

        DJO files consolidated tax returns in the U.S. The income taxes of domestic and foreign subsidiaries not included within the consolidated U.S. tax group are presented in our financial statements based on a separate return basis for each tax-paying entity or group.

        The components of loss from continuing operations before income tax benefit consist of the following (in thousands):

	Year Ended December 31,
	2010	2009	2008
U.S. operations	$(92,599)	$(76,881)	$(154,156)
Foreign operations	6,669	5,812	6,792

	$(85,930)	$(71,069)	$(147,364)

Notes to Consolidated Financial Statements (Continued)

16. INCOME TAXES (Continued)

        The income tax benefit consists of the following (in thousands):

	Year Ended December 31,
	2010	2009	2008
Current income taxes:
U.S. Federal	$(305)	$1,144	$(7,634)
U.S. State	1,308	2,321	962
Foreign	4,429	(2,147)	3,303

Total current income taxes	5,432	1,318	(3,369)

Deferred income taxes:
U.S. Federal	(28,231)	(19,708)	(40,213)
U.S. State	(8,879)	(8,627)	(5,023)
Foreign	(2,577)	5,339	(1,076)

Total deferred income taxes	(39,687)	(22,996)	(46,312)

Total income tax benefit	$(34,255)	$(21,678)	$(49,681)

        The difference between the income tax benefit derived by applying the U.S. Federal statutory income tax rate of 35% to loss from continuing operations before income tax and the income tax benefit recognized in the consolidated financial statements is as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Benefit derived by applying the U.S. Federal statutory income tax rate to loss from continuing operations before income taxes	$(30,075)	$(24,874)	$(51,577)
Add (deduct) the effect of:
State tax benefit, net	(2,594)	(1,071)	(2,482)
Change in state effective tax rates	(2,350)	(3,859)	—
Change in German tax laws	—	(379)	—
Gain on subsidiary stock sale	—	2,609	—
Unrecognized tax benefits	706	2,460	720
Foreign exchange gain	(37)	1,816	—
Permanent differences and other, net	95	1,620	3,658

	$(34,255)	$(21,678)	$(49,681)

Notes to Consolidated Financial Statements (Continued)

16. INCOME TAXES (Continued)

        The components of deferred income tax assets and liabilities are as follows (in thousands):

	December 31, 2010	December 31, 2009
Deferred tax assets:
Net operating loss carryforwards	$124,810	$112,782
Receivables reserve	25,615	21,575
Other	35,175	33,603

Gross deferred tax assets	185,600	167,960
Valuation allowance	(4,664)	(7,130)

Net deferred tax assets	180,936	160,830

Deferred tax liabilities:
Intangible assets	(398,509)	(418,762)
Foreign earnings repatriation	(14,073)	(13,051)
Other	(10,206)	(9,700)

Gross deferred tax liabilities	(422,788)	(441,513)

Net deferred tax liabilities	$(241,852)	$(280,683)

        At December 31, 2010, we maintain $489 million of net operating loss carryforwards in the U.S., which expire over a period of one to 20 years. Our European net operating loss carryforwards of $12 million generally are not subject to expiration dates, unless we trigger certain events.

        At December 31, 2010 and 2009, we recorded gross deferred tax assets of $185.6 million, and $168.0 million, respectively, which we reduced by valuation allowances of $4.7 million, and $7.1 million, respectively. We have recorded a valuation allowance against certain European and domestic net operating loss carryforwards due to uncertainties regarding our ability to realize these deferred tax assets.

        We do not intend to permanently reinvest the earnings of foreign operations. Accordingly, we recorded a deferred tax expense of $1.1 million and $0.5 million, for the years ended December 31, 2010 and 2009, respectively, for unrepatriated foreign earnings in those years.

        We and our subsidiaries file income tax returns in the U.S. federal, state and local, and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006. The Internal Revenue Service (IRS) completed its field examination of the 2005 and 2006 tax years during the first half of 2010. The IRS has proposed material adjustments related to transaction cost, stock option, and bad debt deductions included in our 2006 tax return. We intend to appeal each of the proposed adjustments vigorously through the IRS appeals process. However, should the IRS' proposed adjustments be upheld in appeals, a material reduction in our currently unreserved net operating losses could result.

Notes to Consolidated Financial Statements (Continued)

16. INCOME TAXES (Continued)

        A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Balance, beginning of year	$17,495	$14,294	$15,524
Additions based on tax positions related to current year	372	2,660	661
Additions for tax positions related to prior years	477	1,114	2,354
Reductions for tax positions of prior years	—	—	(93)
Reduction due to lapse of statute of limitations	(685)	(474)	(3,992)
Reductions for settlements of tax positions	—	(99)	(160)

Balance, end of year	$17,659	$17,495	$14,294

        To the extent our gross unrecognized tax benefits are recognized in the future, a reduction of $2.7 million of U.S. Federal tax benefit for related state income tax deductions would result. There is a reasonable possibility that the closing of the IRS appeals process could result in a material reduction to our unrecognized tax benefits within the next twelve months. Due to the fact that the appeals process has not been finalized, the amount of the unrecognized tax benefits that may be reduced cannot be reasonably estimated. The majority of our unrecognized tax benefits will impact the effective tax rate upon recognition, however, $0.6 million related to a prior acquisition will impact other balance sheet accounts due to various indemnification provisions. We recognized interest and penalties of $0.6 million, $0.5 million and $0.4 million in the years ended December 31, 2010, 2009 and 2008, respectively, which was included as a component of income tax benefit in our consolidated statements of operations. As of December 31, 2010 and 2009, we have $2.2 million and $1.6 million, respectively, accrued for interest and penalties.

17. RESTRUCTURING AND RELATED CHARGES

        In June 2009, we announced our plans to close our Chattanooga manufacturing and distribution facility, located in Hixson, Tennessee, and to integrate the operations of the Chattanooga site into our other existing sites. The transition of our Chattanooga activities was completed during the first half of 2010. A summary of the activity relating to the restructuring for the years ended December 31, 2010 and 2009 are as follows (in thousands):

	Severance & Employee Retention	Other	Total
Balance at December 31, 2008	$—	$—	$—
Expensed during period	4,896	479	5,375
Payments made during period	(847)	(74)	(921)

Balance at December 31, 2009	4,049	405	4,454
Expensed during period	1,159	121	1,280
Payments made during period	(5,127)	(518)	(5,645)

Balance at December 31, 2010	$81	$8	$89

Notes to Consolidated Financial Statements (Continued)

17. RESTRUCTURING AND RELATED CHARGES (Continued)

        Total severance and employee retention related expenses incurred to date as a result of our Chattanooga activities are $6.7 million. Cumulative costs incurred to date represent our total expected costs.

        As a result of the integration of operations of our Chattanooga division, we exited facilities in Hixson and listed the buildings for sale during the first half of 2010. Based on the current estimated fair market value of the buildings, we recorded an impairment charge of $1.1 million during the first half of 2010, which has been reflected as impairment of assets held for sale in our consolidated statement of operations. The fair market value of the buildings held for sale is estimated to be $2.8 million, and is included in other current assets in our consolidated balance sheet as of December 31, 2010.

18. COMMITMENTS AND CONTINGENCIES

Commitments

        As of December 31, 2010, we had entered into future purchase commitments for inventory, capital acquisitions and other services totaling $87.2 million in the ordinary course of business. This amount includes an annual commitment of $7.0 million for monitoring fees to be paid to Blackstone Management Partners V L.L.C. (BMP) through 2019 (see Note 19).

        The following table summarizes our contractual obligations (excluding operating leases) for the next five years and thereafter, as of December 31, 2010 (in thousands):

Years Ending December 31,
2011	$27,666
2012	10,474
2013	7,024
2014	7,014
2015	7,000
Thereafter	28,000

$87,178

        Operating Leases.    We lease building space, manufacturing facilities and equipment under non-cancelable operating lease agreements that expire at various dates. We record rent incentives as deferred rent and amortize as reductions to lease expense over the lease term. The aggregate minimum rental commitments under non-cancelable leases for the next five years and thereafter, as of December 31, 2010, are as follows (in thousands):

Years Ending December 31,
2011	$9,473
2012	7,535
2013	6,649
2014	6,131
2015	5,263
Thereafter	15,109

$50,160

Notes to Consolidated Financial Statements (Continued)

18. COMMITMENTS AND CONTINGENCIES (Continued)

        Rental expense under operating leases totaled $12.0 million, $13.4 million, and $12.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Scheduled increases in rent expense are amortized on a straight line basis over the life of the lease.

Litigation

        The manufacture and sale of orthopedic devices and related products exposes us to a significant risk of product liability claims. From time to time, we have been, and we are currently, subject to a number of product liability claims alleging that the use of our products resulted in adverse effects. Even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business. If there is a significant increase in the number of product liability claims, our business could be adversely affected.

  Pain Pump Litigation

        We are currently named as one of several defendants in a number of product liability lawsuits involving approximately 100 plaintiffs, including a lawsuit in Canada seeking class action status, related to a disposable drug infusion pump product (pain pump) manufactured by two third party manufacturers that we distributed through our Bracing and Supports Segment. We sold pumps manufactured by one manufacturer from 1999 to 2003 and then sold pumps manufactured by a second manufacturer from 2003 to 2009. We discontinued our sale of these products in the second quarter of 2009. These cases have been brought against the manufacturers and certain distributors of these pumps, and in some cases, the manufacturers of the anesthetics used in these pumps. All of these lawsuits allege that the use of these pumps with certain anesthetics for prolonged periods after certain shoulder surgeries has resulted in cartilage damage to the plaintiffs. The lawsuits allege damages ranging from unspecified amounts to claims of up to $10 million. Many of the lawsuits which have been filed in the past three years have named multiple pain pump manufacturers and distributors without having established which manufacturer manufactured or sold the pump in issue. In the past three years, we have been dismissed from a large number of cases when product identification was later established showing that we did not sell the pump in issue. At present, we are named in approximately 20 lawsuits in which product identification has yet to be determined and, as a result, we believe that we will be dismissed from a meaningful number of such cases in the future. In addition, we are named in approximately 15 cases in which the plaintiffs have admitted we did not sell the pump in issue, but have alleged a conspiracy theory seeking to hold DJO responsible for subsequent sales by that manufacturer after we ceased buying pumps from that manufacturer. To date, we are aware of only two pain pump trials which have gone to verdict, one in early 2010 which involved a manufacturer whose pump we did not sell and one in September 2010 involving pain pumps that DJO sold to two plaintiffs. In the earlier trial, the plaintiff obtained a verdict of approximately $5.5 million against the manufacturer. In the second trial involving DJO, the jury rendered a verdict in favor of DJO and its manufacturer on all counts as to two plaintiffs and a verdict on all counts for the manufacturer as to a third plaintiff who had sued only the manufacturer. In the past six months, we have entered into settlements with plaintiffs in approximately 27 pain pump lawsuits. Of these, we have settled approximately 17 cases in joint settlements involving our first manufacturer and we have settled approximately 10 cases involving our second manufacturer in which the manufacturer's carrier has made some contribution to our settlement amount or any joint settlement, but for which we are seeking indemnity for the balance of our costs.

Notes to Consolidated Financial Statements (Continued)

18. COMMITMENTS AND CONTINGENCIES (Continued)

  Indemnity and Insurance Coverage Related to Pain Pump Claims

        We have sought indemnity and tendered the defense of the pain pump cases to the two manufacturers who supplied these pumps to us, to their products liability carriers and to our products liability carriers. These lawsuits are about equally divided between the two manufacturers. Both manufacturers have rejected our tenders of indemnity. Until early 2010, the base policy for one of the manufacturers was paying for our defense, but that policy has been exhausted by defense costs of the Company and the manufacturer and by settlements, and a second policy has been significantly eroded by defense costs of the Company and the manufacturer and is expected to be exhausted by settlements in the near future. This manufacturer has ceased operations, has little assets and no additional insurance coverage. The Company has asserted indemnification rights against the successor to this manufacturer and intends to pursue its claims appropriately. The base policy for the other manufacturer has been exhausted and the excess liability carriers for that manufacturer have not accepted coverage for the Company and are not expected to provide for its defense. The Company and this manufacturer have been cooperating in jointly negotiating settlements of those lawsuits in which both parties are named. Our products liability carriers have accepted coverage of these cases, subject to a reservation of the right to deny coverage for customary matters, including punitive damages and off-label promotion. In August 2010, one of our excess carriers for the period ending July 1, 2010 and for the supplemental extended reporting period (SERP) discussed below, which is insuring $10 million in excess of $25 million, informed us that it has reserved its right to rescind the policy based on an alleged failure by us and our insurance broker to disclose material information. We disagree with this allegation and are seeking to resolve the issue with this carrier. We could be exposed to material liabilities if our insurance coverage is not available or inadequate and the resources of the two manufacturers, including their respective products liability insurance policies, are unavailable or insufficient to pay the defense costs and settlements or judgments in these cases.

  Pain Pump-Related HIPAA Subpoena

        On August 2, 2010, we were served with a subpoena under HIPAA seeking numerous documents related to our activities involving the pain pumps discussed above. The subpoena which was issued by the United States Attorney's Office, Central District of California, refers to an official investigation by the DOJ and the FDA of Federal health care offenses. We are producing documents that are responsive to the subpoena. We believe that our actions related to our prior distribution of these pain pumps have been in compliance with applicable legal standards. We can make no assurance as to the resources that will be needed to respond to the subpoena or the final outcome of any investigation or further action.

  Cold Therapy Litigation

        Since mid-2010, we have been named in five multi-plaintiff lawsuits involving a total of 150 plaintiffs, alleging that the plaintiffs had been injured following use of certain cold therapy products manufactured by the Company. These lawsuits are in their early stages of discovery. The complaints are not specific as to the nature of the injuries, but allege various product liability theories, including inadequate warnings regarding the risks associated with the use of cold therapy and failure to incorporate certain safety features into the design. No specific dollar amounts of damages are alleged and as of December 31, 2010, we cannot estimate a range of potential loss. We have filed motions to dismiss and to sever and transfer the cases back to the plaintiffs' respective local jurisdictions and intend to defend these matters aggressively.

Notes to Consolidated Financial Statements (Continued)

18. COMMITMENTS AND CONTINGENCIES (Continued)

  Our Product Liability Insurance Coverage

        We maintain product liability insurance that is subject to annual renewal. Our current policy covers claims reported between July 1, 2010 and June 30, 2011. No carriers were prepared to cover claims for this reporting period related to the pain pump products described above and therefore our current policies exclude coverage for those products. For the current policy year, we maintain coverage limits (together with excess policies) of up to $50 million, with self-insured retentions of $500,000 per claim for claims relating to our cold therapy units, $500,000 per claim for claims relating to invasive products, $75,000 per claim for claims relating to non-invasive products other than our cold therapy products, and an aggregate self-insured retention of $2.25 million. We purchased SERP coverage for our $80 million limit product liability policy that expired on June 30, 2010, and this supplemental coverage allows us to report pain pump claims beyond the end of the prior policy. Except for the additional excess coverage mentioned below, this SERP coverage does not provide additional limits to the aggregate $80 million limits on the prior policy but it does provide that these limits will remain available for pain pump claims reported for an extended period of time. Specifically, pain pump claims may be reported under the $10 million base policy for an indefinite period of time and for a period of five years under the excess layers (until such limits are eroded). We also purchased additional coverage of $25 million in excess of the $80 million limits with a five year reporting period. Thus, the SERP coverage has a total limit of $105 million (less amounts paid for claims reported under the prior policy period). This coverage is subject to a self-insured retention of $500,000 per claim for claims related to pain pumps, which has been satisfied. Our two product liability policies prior to the policy that expired on June 30, 2010 cover claims reported between July 1, 2007 and February 15, 2008 and between February 15, 2008 and July 1, 2009, respectively. The 2007-2008 policy provides for coverage (together with excess policies) of up to a limit of $20 million and the 2008-2009 policy provides for coverage (together with excess policies) of up to a limit of $25 million. Certain of the pain pump cases described above were reported under and are covered by these two policies, with the majority of cases covered by the 2009-2010 policy. Based on the claims made to date, two defenses verdicts on matters which have proceeded to trial and several settlements, we believe we have adequate insurance coverage for our product liability claims. However, if a product liability claim or series of claims is brought against us for uninsured liabilities or there is an increase in claims which is in excess of our available insurance coverage, our business could suffer materially.

  BGS Qui Tam Action and HIPAA Subpoena

        On April 15, 2009, we became aware of a qui tam action filed in Federal Court in Boston, Massachusetts in March 2005 and amended in December 2007 that names us as a defendant along with each of the other companies that manufactures and sells external bone growth stimulators, as well as The Blackstone Group L.P., an affiliate of our principal stockholder, and the principal stockholder of one of the other companies in the bone growth stimulation business. This case is captioned United States ex rel. Beirman v. Orthofix International, N.V., et al., Civil Action No. 05-10557 (D. Mass.). The case was sealed when originally filed and unsealed in March 2009. The plaintiff, or relator, alleges that the defendants have engaged in Medicare fraud and violated Federal and state false claims acts from the time of the original introduction of the devices by each defendant to the present by seeking reimbursement for bone growth stimulators as a purchased item rather than a rental item. The relator also alleges that the defendants are engaged in other marketing practices constituting violations of the Federal and various state anti-kickback statutes. On December 4, 2009, we filed a motion to dismiss the relator's complaint. The relator filed a second amended complaint in May 2010 that, among other

Notes to Consolidated Financial Statements (Continued)

18. COMMITMENTS AND CONTINGENCIES (Continued)

things, dropped The Blackstone Group as a defendant. We filed another motion to dismiss directed at the second amended complaint, and that motion has been denied. The case is proceeding to the discovery phase. Shortly before becoming aware of the qui tam action, we were advised that our bone growth stimulator business was the subject of an investigation by the DOJ, and on April 10, 2009, we were served with a subpoena under HIPAA seeking numerous documents relating to the marketing and sale by us of bone growth stimulators. On September 21, 2009, we were served with a second HIPAA subpoena related to this DOJ investigation seeking additional documents relating to the marketing and sale by us of bone growth stimulators. We believe that these subpoenas are related to the DOJ's investigation of the allegations in the qui tam action, although the DOJ has decided not to intervene in the qui tam action at this time. We believe that our marketing practices in the bone growth stimulation business are in compliance with applicable legal standards and we intend to defend this case and investigation vigorously. We can make no assurance as to the resources that will be needed to respond to these matters or the final outcome of such action, and as of December 31, 2010, we cannot estimate a range of potential loss, fines or damages.

  Compex Dispute

        In December 2006, we recorded $1.1 million as a contingent liability with an offsetting adjustment to goodwill relating to litigation against Compex Technologies, Inc. (Compex) regarding a dispute over custom duties and value-added tax on imported goods as part of the purchase accounting of Compex. In February 2007, a judgment in the dispute with the custom officials was issued by the court which resulted in partial unfavorable rulings for each side. In June 2008, the Appeal Court of Paris announced a preliminary judgment in our favor. In August 2008, we received written notice that the French custom officials would not appeal the ruling. As such, we reversed our contingent liability previously accrued for and recorded it as a reduction to expense within the condensed consolidated statement of operations in 2008.

19. RELATED PARTY TRANSACTIONS

  Management Stockholder's Agreement

        All members of DJO's management who own shares of DJO common stock or options to purchase DJO common stock are parties to a Management Stockholders Agreement, dated November 3, 2006, among DJO, Grand Slam Holdings, LLC (BCP Holdings), Blackstone, certain of its affiliates (BCP Holdings and Blackstone and its affiliates are referred to as Blackstone Parent Stockholders), and such members of DJO's management, as amended by the First Amendment to Management Stockholders Agreement (the Management Stockholders Agreement). The Management Stockholders Agreement provides that upon termination of a management stockholder's employment for any reason, DJO and a Blackstone Parent Stockholder may collectively exercise the right to purchase all of the shares of DJO common stock held by such management stockholder within one year after such termination (or, with respect to shares purchased upon exercise of options after termination of employment, one year following such exercise). If a management stockholder is terminated for cause (as defined in the Agreement), or voluntarily terminates their employment and such termination would have constituted a termination for cause if it would have been initiated by DJO, and DJO or a Blackstone Parent Stockholder exercises its call rights after such termination, the management stockholder would receive the lower of fair market value or cost for the management stockholder's callable shares. In the case of all other terminations of employment, the management stockholder would receive fair market value for such shares.

Notes to Consolidated Financial Statements (Continued)

19. RELATED PARTY TRANSACTIONS (Continued)

        The Management Stockholders Agreement imposes significant restrictions on transfers of shares of DJO's common stock held by management stockholders and provides a right of first refusal to DJO or Blackstone, if DJO fails to exercise such right, on any proposed sale of DJO's common stock held by a management stockholder following the lapse of the transfer restrictions and prior to the occurrence of a qualified public offering (as such term is defined in that agreement) of DJO. In addition, prior to a qualified public offering, Blackstone will have drag-along rights, and management stockholders will have tag-along rights, in the event of a sale of DJO's common stock by Blackstone to a third party (or in the event of a sale of BCP Holdings' equity interests to a third party) in the same proportion as the shares or equity interests sold by Blackstone. The Management Stockholders Agreement also provides that, after the occurrence of a qualified public offering, the management stockholders will receive customary piggyback registration rights with respect to shares of DJO common stock held by them.

        All parties receiving an award of stock options, including all DJO directors who have been granted options, as well as all purchasers of common stock in DJO's private stock offering in 2010, are parties to a Stockholders Agreement which has the same material terms and conditions as the Management Stockholders Agreement.

  Transaction and Monitoring Fee Agreement

        Under the Transaction and Monitoring Fee Agreement, at the closing of the DJO Merger, we paid BMP, an affiliate of our primary shareholder, a $15.0 million transaction fee and $0.6 million for related expenses. Also, pursuant to this agreement, at the closing of the DJO Merger, we paid Blackstone Advisory Services, L.P. (BAS), an affiliate of BMP, a $3.0 million advisory fee in consideration of the provision of certain strategic and other advice and assistance by BAS on behalf of BMP.

        In connection with the DJO Merger, BMP has agreed to provide certain monitoring, advisory and consulting services to us for an annual monitoring fee equal to the greater of $7.0 million or 2% of consolidated EBITDA as defined in the Transaction and Monitoring Fee Agreement, payable in the first quarter of each year. The monitoring fee agreement will continue until the earlier of November 2019, or such date as DJO and BMP may mutually determine. DJO has agreed to indemnify BMP and its affiliates, directors, officers, employees, agents and representatives from and against all liabilities relating to the services contemplated by the Transaction and Monitoring Fee Agreement and the engagement of BMP pursuant to, and the performance of BMP and its affiliates of the services contemplated by, the Transaction and Monitoring Fee Agreement. At any time in connection with or in anticipation of a change of control of DJO, a sale of all or substantially all of DJO's assets or an initial public offering of common stock of DJO, BMP may elect to receive, in lieu of remaining annual monitoring fee payments, a single lump sum cash payment equal to the then-present value of all then-current and future annual monitoring fees payable under the Transaction and Monitoring Fee Agreement, assuming a hypothetical termination date of the agreement to be November 2019. For each of the years ended December 31, 2010, 2009 and 2008, we expensed $7.0 million related to the annual monitoring fee, which is recorded as a component of selling, general and administrative expense in the consolidated statements of operations.

20. EMPLOYEE BENEFIT PLANS

        We have multiple qualified defined contribution plans, which allow for voluntary pre-tax contributions by employees. We pay all general and administrative expenses of the plans and may make

Notes to Consolidated Financial Statements (Continued)

20. EMPLOYEE BENEFIT PLANS (Continued)

contributions to the plans. Based on 100% of the first 1% and 50% of the next 5% of compensation deferred by employees (subject to IRS limits and non-discrimination testing), we made matching contributions of $3.4 million, $3.7 million, and $3.3 million, to the plan for the years ended December 31, 2010, 2009 and 2008, respectively. The plans provide for discretionary contributions by us, as approved by the Board of Directors. There have been no such discretionary contributions through December 31, 2010. In addition, we made contributions to our international pension plans of $0.4 million, for each of the years ended December 31, 2010 and 2009, and $0.6 million for the year ended December 31, 2008.

21. SEGMENT AND GEOGRAPHIC INFORMATION

        We provide a broad array of orthopedic rehabilitation and regeneration products, as well as surgical implants to customers in the United States and abroad. In the second quarter of 2010, we changed how we report our segment financial information to senior management. Prior to the second quarter of 2010, our Recovery Sciences and Bracing and Supports Segments were reported together as the Domestic Rehabilitation Segment. During the second quarter, as a result of our recent sales and marketing leadership reorganization, these businesses are now separately evaluated and managed. Segment information for all periods presented has been restated to reflect this change. We currently develop, manufacture and distribute our products through the following four operating segments:

Recovery Sciences Segment

        Our Recovery Sciences Segment, which generates its revenues in the United States, is divided into four main businesses:

  •
  Empi.  Our Empi business unit offers our home electrotherapy, iontophoresis, and home traction products. We primarily sell these products directly to patients or to physical therapy clinics. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Regeneration.  Our Regeneration business unit primarily sells our bone growth stimulation products. We sell these products either directly to patients or to independent distributors. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Chattanooga.  Our Chattanooga business unit offers products in the clinical rehabilitation market in the categories of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, continuous passive motion (CPM) devices and dry heat therapy.

  •
  Athlete Direct.  Our Athlete Direct business unit offers consumers ranging from fitness enthusiasts to competitive athletes our Compex electrostimulation device, which is used in athletic training programs to aid muscle development and to accelerate muscle recovery after training sessions.

Bracing and Supports Segment

        Our Bracing and Supports Segment, which generates its revenues in the United States, offers our DonJoy, ProCare and Aircast products, including rigid knee bracing, orthopedic soft goods, cold therapy products, and vascular systems. This segment also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

Notes to Consolidated Financial Statements (Continued)

21. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

International Segment

        Our International Segment, which generates most of its revenues in Europe, sells all of our products and certain third party products through a combination of direct sales representatives and independent distributors.

Surgical Implant Segment

        Our Surgical Implant Segment develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market in the United States.

        We sell our Recovery Sciences, Bracing and Supports, and International Segment products through a variety of distribution channels. We sell our home therapy products to wholesale customers and directly to patients. We recognize wholesale revenue when we ship our products to our wholesale customers. We recognize home therapy retail revenue, both rental and purchase, when our product has been dispensed to the patient and the patient's insurance has been verified. We recognize revenue for product shipped directly to the patient at the time of shipment. For retail products that are sold from our inventories consigned at clinic locations, we recognize revenue when we receive notice that the device has been prescribed and dispensed to the patient and the insurance has been verified or preauthorization from the insurance company has been obtained, when required.

        We sell our DonJoy products through a network of independent sales representatives. We record revenues from sales made by sales representatives, who are paid commissions, when the product is shipped to the customer. For certain of our other products, we sell directly to the patient and bill a third party payor, if applicable, on behalf of the patient.

        We sell our ProCare, Aircast and clinical rehabilitation products to distributors. We record revenue at the time product is shipped to the distributor. Distributors take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell or use the products and have no price protection except for distributors who participate in our rebate program.

        We sell our products to customers outside the United States through wholly owned subsidiaries or independent distributors. We record revenue from sales to distributors at the time product is shipped to the distributor. Our international distributors take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell the products and have no price protection. We record revenue from sales made by our wholly owned subsidiaries at the time product is shipped to the customer.

        We sell our Surgical Implant Segment products through a network of independent sales representatives. We record revenues from sales made by sales representatives, who are paid commissions at the time the product is used in a surgical procedure (implanted in a patient) and a purchase order is received from the hospital. We include amounts billed to customers for freight in revenue.

Notes to Consolidated Financial Statements (Continued)

21. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

        Information regarding our reportable business segments is presented in the table below (in thousands). The accounting policies of the reportable segments are the same as the accounting policies of the Company. We allocate resources and evaluate the performance of segments based on net sales, gross profit, operating income and other non-GAAP measures, as defined. Moreover, we do not allocate assets to reportable segments because a significant portion of assets are shared by the segments.

	Year Ended December 31,
	2010	2009	2008
Net sales:
Recovery Sciences Segment	$347,139	$342,026	$338,592
Bracing and Supports Segment	311,620	298,759	295,967
International Segment	244,493	241,464	252,313
Surgical Implant Segment	62,721	63,877	61,597

Consolidated net sales	$965,973	$946,126	$948,469

Gross profit:
Recovery Sciences Segment	$265,196	$257,466	$248,719
Bracing and Supports Segment	170,786	168,009	155,021
International Segment	143,562	137,142	151,901
Surgical Implant Segment	46,031	49,799	50,469
Expenses not allocated to segments and eliminations	(4,872)	(5,009)	(7,818)

Consolidated gross profit	$620,703	$607,407	$598,292

Operating income:
Recovery Sciences Segment	$117,656	$107,157	$84,780
Bracing and Supports Segment	68,058	70,805	53,776
International Segment	7,121	12,955	12,815
Surgical Implant Segment	56,356	49,051	55,295
Expenses not allocated to segments and eliminations	(161,311)	(161,111)	(173,325)

Consolidated operating income	$87,880	$78,857	$33,341

(1)
Segment results exclude the impact of amortization and impairment of intangible assets, impairment of assets held for sale, certain general corporate expenses, and charges related to various integration activities, as defined by management.

Notes to Consolidated Financial Statements (Continued)

21. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

Geographic Area

        Following are our net sales by geographic area (in thousands):

	Year Ended December 31,
	2010	2009	2008
United States	$718,601	$704,954	$696,156
Germany	74,441	74,185	65,228
Other Europe, Middle East, and Africa	98,502	110,140	143,018
Asia Pacific	20,426	15,541	12,595
Other	54,003	41,306	31,472

	$965,973	$946,126	$948,469

        Net sales are attributed to countries based on location of customer. For the years ended December 31, 2010, 2009 and 2008, no individual customer or distributor accounted for 10% or more of total annual net sales.

        Following are our long-lived assets by geographic area (in thousands):

	December 31, 2010	December 31, 2009
United States	$2,260,573	$2,367,143
International	160,982	141,160

	$2,421,555	$2,508,303

22. UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

        We operate our business on a manufacturing calendar, with our fiscal year always ending on December 31. Each quarter is 13 weeks, consisting of two four-week periods and one five-week period. Our first and fourth quarters may have more or fewer shipping days from year to year based on the days of the week on which holidays and December 31 fall.

        The following table presents our unaudited quarterly consolidated financial data (in thousands):

	Three months ended
	April 3, 2010	July 3, 2010	October 2, 2010	December 31, 2010
Net sales	$240,076	$242,527	$233,559	$249,811
Gross profit	152,722	157,962	149,412	160,607
Operating income	17,571	15,969	21,445	32,895
Net income (loss)	(33,336)	564	(7,531)	(11,372)
Net income (loss) attributable to DJOFL	(33,658)	243	(7,715)	(11,402)

Notes to Consolidated Financial Statements (Continued)

22. UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA (Continued)

	Three months ended
	March 28, 2009	June 27, 2009	September 26, 2009	December 31, 2009
Net sales	$217,653	$235,112	$236,186	$257,175
Gross profit	138,653	152,956	150,147	165,651
Operating income	13,119	19,018	23,558	23,162
Net loss	(14,169)	(12,950)	(11,280)	(11,311)
Net loss attributable to DJOFL	(14,308)	(13,085)	(11,374)	(11,666)

23. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

        DJOFL and its direct wholly owned subsidiary, DJO Finco, issued the 10.875% Notes with an aggregate principal amount of $575.0 million and $100.0 million on November 20, 2007 and January 20, 2010, respectively. On October, 2010, DJOFL and DJO Finco issued $300.0 million aggregate principal amount of 9.75% Notes, and used a portion of the proceeds to repurchase $200.0 million aggregate principal amount of 11.75% Notes, which were issued on November 3, 2006. DJO Finco was formed solely to act as a co-issuer of the notes, has only nominal assets and does not conduct any operations. The Indentures generally prohibit DJO Finco from holding any assets, becoming liable for any obligations, or engaging in any business activity. The 10.875% Notes are jointly and severally, fully and unconditionally guaranteed, on an unsecured senior basis by all of DJOFL's domestic subsidiaries (other than the co-issuer) that are 100% owned, directly or indirectly, by DJOFL (the Guarantors). The 9.75% Notes are jointly and severally, fully and unconditionally guaranteed, on an unsecured senior subordinated basis by the Guarantors. Our foreign subsidiaries (the Non-Guarantors) do not guarantee our notes. The Guarantors also unconditionally guarantee the Senior Secured Credit Facility.

        The following tables present the financial position, results of operations and cash flows of DJOFL, the Guarantors, the Non-Guarantors and certain eliminations as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

Notes to Consolidated Financial Statements (Continued)

23. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Condensed Consolidating Balance Sheets
As of December 31, 2010
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$16,601	$621	$20,910	$—	$38,132
Accounts receivable, net	—	112,250	33,273	—	145,523
Inventories, net	—	84,569	29,611	(11,080)	103,100
Deferred tax assets, net	—	47,805	402	(146)	48,061
Prepaid expenses and other current assets	162	18,199	2,418	2,640	23,419

Total current assets	16,763	263,444	86,614	(8,586)	358,235
Property and equipment, net	—	77,216	13,357	(5,553)	85,020
Goodwill	—	1,108,703	109,693	(29,509)	1,188,887
Intangible assets, net	—	1,074,388	36,453	—	1,110,841
Investment in subsidiaries	1,296,776	1,663,969	127,148	(3,087,893)	—
Intercompany receivables	1,003,751	—	—	(1,003,751)	—
Other assets	34,115	1,177	1,479	36	36,807

Total assets	$2,351,405	$4,188,897	$374,744	$(4,135,256)	$2,779,790

Liabilities and Equity
Current liabilities:
Accounts payable	$—	$40,893	$8,054	$—	$48,947
Current portion of debt and capital lease obligations	8,782	39	—	—	8,821
Other current liabilities	22,234	52,150	20,263	2,640	97,287

Total current liabilities	31,016	93,082	28,317	2,640	155,055
Long-term debt and capital leases obligations	1,816,250	41	—	—	1,816,291
Deferred tax liabilities, net	—	277,135	11,657	1,121	289,913
Intercompany payables, net	—	825,647	178,104	(1,003,751)	—
Other long-term liabilities	—	10,160	1,552	—	11,712

Total liabilities	1,847,266	1,206,065	219,630	(999,990)	2,272,971
Noncontrolling interests	—	—	2,680	—	2,680
Total membership equity	504,139	2,982,832	152,434	(3,135,266)	504,139

Total liabilities and equity	$2,351,405	$4,188,897	$374,744	$(4,135,256)	$2,779,790

Notes to Consolidated Financial Statements (Continued)

23. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2010
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$830,186	$276,295	$(140,508)	$965,973
Cost of sales (exclusive of amortization of intangible assets of $36,343)	—	304,206	177,592	(136,528)	345,270

Gross profit	—	525,980	98,703	(3,980)	620,703
Operating expenses:
Selling, general and administrative	—	352,707	79,554	—	432,261
Research and development	—	18,062	3,830	—	21,892
Amortization intangible assets	—	73,560	3,963	—	77,523
Impairment of assets held for sale	—	1,147	—	—	1,147

	—	445,476	87,347	—	532,823

Operating income	—	80,504	11,356	(3,980)	87,880
Other income (expense):
Interest expense	(154,823)	(42,113)	(3,795)	45,550	(155,181)
Interest income	33,264	11,871	725	(45,550)	310
Loss on modification and extinguishment of debt	(19,798)	—	—	—	(19,798)
Other income (expense), net	88,825	(2,031)	3,467	(89,402)	859

	(52,532)	(32,273)	397	(89,402)	(173,810)

Income (loss) before income taxes	(52,532)	48,231	11,753	(93,382)	(85,930)
Income tax benefit (expense)	—	39,791	(5,536)	—	34,255

Net income (loss)	(52,532)	88,022	6,217	(93,382)	(51,675)
Net income attributable to noncontrolling interests	—	—	(857)	—	(857)

Net income (loss) attributable to DJOFL	$(52,532)	$88,022	$5,360	$(93,382)	$(52,532)

Notes to Consolidated Financial Statements (Continued)

23. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2010
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Cash Flows From Operating Activities:
Net income (loss)	$(52,532)	$88,022	$6,217	$(93,382)	$(51,675)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	21,403	4,713	(120)	25,996
Amortization of intangible assets	—	73,560	3,963	—	77,523
Amortization of debt issuance costs and non-cash interest expense	13,272	—	—	—	13,272
Stock-based compensation expense	—	1,888	—	—	1,888
Loss on disposal of assets, net	—	771	551	(402)	920
Deferred income tax (benefit) expense	—	(85,634)	45,947	—	(39,687)
Non-cash (income) loss from subsidiaries	(84,964)	499,074	390	(414,500)	—
Provision for doubtful accounts and sales returns	—	31,918	1,159	—	33,077
Inventory reserves	—	5,890	706	—	6,596
Impairment of assets held for sale	—	1,147	—	—	1,147
Loss on modification and extinguishment of debt	19,798	—	—	—	19,798
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	—	(31,619)	(1,486)	—	(33,105)
Inventories	—	(4,081)	(7,449)	(2,378)	(13,908)
Prepaid expenses and other assets	—	25,457	(30,294)	—	(4,837)
Accounts payable and other current liabilities	(12,653)	101	1,141	—	(11,411)

Net cash provided by (used in) operating activities	(117,079)	627,897	25,558	(510,782)	25,594
Cash Flows From Investing Activities:
Purchases of property and equipment	—	(26,111)	(4,233)	3,097	(27,247)
Cash paid in connection with acquisitions, net of cash acquired	—	(2,045)	—	—	(2,045)
Other investing activities, net	—	1,180	(2,083)	—	(903)

Net cash used in investing activities	—	(26,976)	(6,316)	3,097	(30,195)
Cash Flows From Financing Activities:
Intercompany	123,854	(601,900)	(29,639)	507,685	—
Proceeds from issuance of debt	447,000	—	130	—	447,130
Repayments of debt and capital lease obligations	(433,891)	(17,278)	13,802	—	(437,367)
Payment of debt issuance costs	(10,282)	—	—	—	(10,282)
Investment by parent	—	1,489	—	—	1,489
Dividend paid by subsidiary to owners of noncontrolling interests	—	—	(557)	—	(557)

Net cash provided by (used in) financing activities	126,681	(617,689)	(16,264)	507,685	413
Effect of exchange rate changes on cash and cash equivalents	—	—	(2,291)	—	(2,291)

Net increase (decrease) in cash and cash equivalents	9,602	(16,768)	687	—	(6,479)
Cash and cash equivalents, beginning of year	6,999	17,389	20,223	—	44,611

Cash and cash equivalents, end of year	$16,601	$621	$20,910	$—	$38,132

Notes to Consolidated Financial Statements (Continued)

23. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Condensed Consolidating Balance Sheets
As of December 31, 2009
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$6,999	$17,389	$20,223	$—	$44,611
Accounts receivable, net	—	113,258	32,954	—	146,212
Inventories, net	—	80,491	23,705	(8,316)	95,880
Deferred tax assets, net	—	40,474	993	(1,019)	40,448
Prepaid expenses and other current assets	162	11,368	3,195	—	14,725

Total current assets	7,161	262,980	81,070	(9,335)	341,876
Property and equipment, net	—	76,883	12,811	(2,980)	86,714
Goodwill	—	1,108,703	82,794	—	1,191,497
Intangible assets, net	—	1,147,504	40,173	—	1,187,677
Investment in subsidiaries	1,275,652	2,362,165	71,566	(3,709,383)	—
Intercompany receivables	1,065,693	—	—	(1,065,693)	—
Other assets	38,946	(1,913)	5,382	—	42,415

Total assets	$2,387,452	$4,956,322	$293,796	$(4,787,391)	$2,850,179

Liabilities and Equity
Current liabilities:
Accounts payable	$—	$34,750	$7,393	$1	$42,144
Current portion of debt and capital lease obligations	12,568	140	3,218	—	15,926
Other current liabilities	22,165	60,992	18,419	—	101,576

Total current liabilities	34,733	95,882	29,030	1	159,646
Long-term debt and capital lease obligations	1,796,859	83	2	—	1,796,944
Deferred tax liabilities, net	—	302,870	15,272	2,989	321,131
Intercompany payables, net	—	960,790	104,903	(1,065,693)	—
Other long-term liabilities	—	11,162	2,927	—	14,089

Total liabilities	1,831,592	1,370,787	152,134	(1,062,703)	2,291,810
Noncontrolling interests	—	—	2,509	—	2,509
Total membership equity	555,860	3,585,535	139,153	(3,724,688)	555,860

Total liabilities and equity	$2,387,452	$4,956,322	$293,796	$(4,787,391)	$2,850,179

Notes to Consolidated Financial Statements (Continued)

23. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2009
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$804,912	$268,644	$(127,430)	$946,126
Cost of sales (exclusive of amortization of intangible assets of $37,884)	—	290,097	175,464	(126,842)	338,719

Gross profit	—	514,815	93,180	(588)	607,407
Operating expenses:
Selling, general and administrative	—	343,574	76,201	983	420,758
Research and development	—	20,712	2,828	—	23,540
Amortization and impairment of intangible assets	—	81,431	2,821	—	84,252

	—	445,717	81,850	983	528,550

Operating income	—	69,098	11,330	(1,571)	78,857
Other income (expense):
Interest expense	(156,228)	(50,522)	(3,492)	53,210	(157,032)
Interest income	50,355	3,002	886	(53,210)	1,033
Other income, net	55,440	90,714	1,264	(141,345)	6,073

	(50,433)	43,194	(1,342)	(141,345)	(149,926)

Income (loss) from continuing operations before income taxes	(50,433)	112,292	9,988	(142,916)	(71,069)
Income tax benefit	—	23,555	1,876	(3,753)	21,678

Income (loss) from continuing operations	(50,433)	135,847	11,864	(146,669)	(49,391)

Loss from discontinued operations, net	—	(319)	—	—	(319)

Net income (loss)	(50,433)	135,528	11,864	(146,669)	(49,710)
Net income attributable to noncontrolling interests	—	—	(723)	—	(723)

Net income (loss) attributable to DJOFL	$(50,433)	$135,528	$11,141	$(146,669)	$(50,433)

Notes to Consolidated Financial Statements (Continued)

23. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2009
(in thousands)

	DJOFL	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash Flows From Operating Activities:
Net income (loss)	$(50,433)	$135,528	$11,864	$(146,669)	$(49,710)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	23,400	4,992	(496)	27,896
Amortization and impairment of intangible assets	—	81,431	2,821	—	84,252
Amortization of debt issuance costs and non-cash interest expense	12,679	—	—	—	12,679
Stock-based compensation expense	—	3,382	—	—	3,382
Loss on disposal of assets, net	—	455	651	(142)	964
Deferred income tax benefit	—	(26,474)	(3,228)	6,012	(23,690)
Non-cash loss from subsidiaries	(65,501)	(18,643)	(32,671)	116,815	—
Provision for doubtful accounts and sales returns	—	34,175	729	—	34,904
Inventory reserves	—	6,894	568	—	7,462
Gain on sales of product lines	—	(3,058)	—	—	(3,058)
Gain on disposal of discontinued operations	—	(496)	—	103	(393)
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	—	(17,962)	2,806	—	(15,156)
Inventories	—	(3,958)	(705)	2,795	(1,868)
Prepaid expenses and other assets	141	17,353	(13,718)	(338)	3,438
Accounts payable and other current liabilities	(2,962)	(6,143)	(4,456)	253	(13,308)

Net cash provided by (used in) operating activities	(106,076)	225,884	(30,347)	(21,667)	67,794
Cash Flows From Investing Activities:
Purchases of property and equipment	—	(24,601)	(5,961)	1,690	(28,872)
Cash paid in connection with acquisitions, net of cash acquired	—	(2,580)	(10,506)	—	(13,086)
Proceeds received upon disposition of discontinued operations, net	—	21,846	—	—	21,846
Other investing activities, net	—	4,112	—	—	4,112

Net cash used in investing activities	—	(1,223)	(16,467)	1,690	(16,000)
Cash Flows From Financing Activities:
Intercompany	147,725	(221,581)	53,879	19,977	—
Proceeds from issuance of debt	68,000	12	248	—	68,260
Repayments of debt and capital lease obligations	(102,650)	(76)	(795)	—	(103,521)

Net cash provided by (used in) financing activities	113,075	(221,645)	53,332	19,977	(35,261)
Effect of exchange rate changes on cash and cash equivalents	—	—	(2,405)	—	(2,405)

Net increase in cash and cash equivalents	6,999	3,016	4,113	—	14,128
Cash and cash equivalents, beginning of year	—	14,373	16,110	—	30,483

Cash and cash equivalents, end of year	$6,999	$17,389	$20,223	$—	$44,611

Notes to Consolidated Financial Statements (Continued)

23. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2008
(in thousands)

	DJOFL	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net sales	$—	$789,960	$255,414	$(96,905)	$948,469
Cost of sales (exclusive of amortization of intangible assets of $38,017)	—	298,766	151,650	(100,239)	350,177

Gross profit	—	491,194	103,764	3,334	598,292
Operating expenses:
Selling, general and administrative	—	353,464	85,601	(6)	439,059
Research and development	—	23,965	2,973	—	26,938
Amortization and impairment of intangible assets	—	96,894	2,060	—	98,954

	—	474,323	90,634	(6)	564,951

Operating income	—	16,871	13,130	3,340	33,341
Other income (expense):
Interest expense	(172,286)	(45,193)	(4,091)	48,408	(173,162)
Interest income	45,032	4,230	808	(48,408)	1,662
Other income (expense), net	29,468	(6,395)	(2,810)	(29,468)	(9,205)

	(97,786)	(47,358)	(6,093)	(29,468)	(180,705)

Income (loss) from continuing operations before income taxes	(97,786)	(30,487)	7,037	(26,128)	(147,364)
Income tax benefit (expense)	—	52,143	(2,462)	—	49,681

Income (loss) from continuing operations	(97,786)	21,656	4,575	(26,128)	(97,683)

Income from discontinued operations, net of tax	—	946	—	—	946

Net income (loss)	(97,786)	22,602	4,575	(26,128)	(96,737)
Net income attributable to noncontrolling interests	—	—	(1,049)	—	(1,049)

Net income (loss) attributable to DJOFL	$(97,786)	$22,602	$3,526	$(26,128)	$(97,786)

Notes to Consolidated Financial Statements (Continued)

23. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2008
(in thousands)

	DJOFL	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash Flows From Operating Activities:
Net income (loss)	$(97,786)	$22,602	$4,575	$(26,128)	$(96,737)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	20,113	4,189	(705)	23,597
Amortization and impairment of intangible assets	—	96,894	2,060	—	98,954
Amortization of debt issuance costs and non-cash interest expense	13,177	—	—	—	13,177
Stock-based compensation expense	—	1,381	—	—	1,381
Loss on disposal of assets, net	—	2,610	602	(143)	3,069
Deferred income tax benefit	—	(41,927)	(230)	—	(42,157)
Non-cash income (loss) from subsidiaries	(29,468)	11,980	—	17,488	—
Provision for doubtful accounts and sales returns	—	25,421	856	—	26,277
Inventory reserves	—	7,922	715	—	8,637
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	—	(34,543)	(2,521)	—	(37,064)
Inventories	—	1,788	136	(3,533)	(1,609)
Prepaid expenses and other assets	(293)	(2,760)	3,125	(4)	68
Accounts payable and other current liabilities	770	(9,188)	(1,325)	89	(9,654)

Net cash provided by (used in) operating activities	(113,600)	102,293	12,182	(12,936)	(12,061)
Cash Flows From Investing Activities:
Purchases of property and equipment	—	(22,412)	(4,502)	1,009	(25,905)
Cash paid in connection with acquisitions, net of cash acquired	—	(3,234)	(1,861)	—	(5,095)
Other investing activities, net	—	1,698	(294)	—	1,404

Net cash used in investing activities	—	(23,948)	(6,657)	1,009	(29,596)
Cash Flows From Financing Activities:
Intercompany	99,731	(107,914)	(3,744)	11,927	—
Proceeds from issuance of debt and revolving line of credit	43,000	—	3,540	—	46,540
Repayments on debt and capital lease obligations	(29,650)	(752)	(6,892)	—	(37,294)
Dividend paid by subsidiary to owners of noncontrolling interests	—	—	(381)	—	(381)

Net cash provided by (used in) financing activities	113,081	(108,666)	(7,477)	11,927	8,865
Effect of exchange rate changes on cash and cash equivalents	—	—	(196)	—	(196)

Net decrease in cash and cash equivalents	(519)	(30,321)	(2,148)	—	(32,988)
Cash and cash equivalents at beginning of year	519	44,694	18,258	—	63,471

Cash and cash equivalents at end of year	$—	$14,373	$16,110	$—	$30,483

Notes to Consolidated Financial Statements (Continued)

24. SUBSEQUENT EVENTS

        On January 4, 2011, we entered into a stock purchase agreement with Elastic Therapy, Inc. (ETI) and its shareholders and completed the purchase of all of the outstanding shares of capital stock of ETI. ETI is a designer and manufacturer of private label medical compression therapy products used to treat and prevent a wide range of venous disorders. On January 5, 2011, we converted ETI into a limited liability company. The purchase price was $45.8 million, subject to certain post-closing adjustments related to net working capital and certain other balances of ETI at closing. Of the purchase price, a total of $4.6 million was deposited in escrow for up to one year to fund indemnity claims and as deferred payments to assure retention of certain key employees. We will begin reporting the results of ETI within our Bracing and Supports and International Segments during the first quarter of 2011. The acquisition was financed using cash on hand, and a draw of $35 million on our revolving line of credit. We expect to complete the initial purchase price allocation during the first quarter of 2011.

        On February 4, 2011, we purchased certain assets of an e-commerce business which offers various bracing, cold therapy and electrotherapy products, for total consideration of $3.0 million. Of the total purchase price, $1.8 million was paid in cash at closing, $0.4 million was offset against accounts receivable due from the seller, $0.5 was offset against million of principal and accrued interest due from the seller under a revolving convertible promissory note, and $0.3 million was held back as security for potential indemnification claims, and will be paid to the seller in February 2012 if there are no such claims. We will begin reporting the results of this business within our Bracing and Supports Segment during the first quarter of 2011. We expect to complete the initial purchase price allocation during the first quarter of 2011.

        On February 18, 2011, we entered into Amendment No. 3 to the Senior Secured Credit Facility, which increased the Total Leverage Ratio limitation in the Permitted Acquisitions covenant from 6.0 to 7.0, and deemed the ETI acquisition to have been made as a Permitted Acquisition. The Permitted Acquisitions covenant has no limit on the dollar amount of acquisitions we are permitted to make, as long as we are in compliance with this ratio, with the senior secured leverage ratio, and not in default.

        On February 14, 2011, we issued a press release announcing our operating and financial results for the fourth quarter and year ended December 31, 2010. Those results were furnished to the Securities and Exchange Commission (SEC) in a Form 8-K dated February 14, 2011. On March 1, 2011, we agreed to settle for the payment of $1.5 million a litigation contingency related to the 2007 sale of a spine product line by our surgical business. In accordance with FASB ASC Topic 450, Contingencies, this expense, net of income tax benefit of $0.6 million, has been reflected in the accompanying financial statements, thereby increasing the net loss attributable to DJOFL to $52.5 million as compared to the net loss attributable to DJOFL of $51.6 million that we reported in our press release furnished to the SEC in a Form 8-K dated February 14, 2011.

DJO Finance LLC

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	July 2, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$40,971	$38,132
Accounts receivable, net	169,519	145,523
Inventories, net	141,319	103,100
Deferred tax assets, net	43,994	48,061
Prepaid expenses and other current assets	25,104	23,419

Total current assets	420,907	358,235
Property and equipment, net	99,187	85,020
Goodwill	1,361,092	1,188,887
Intangible assets, net	1,200,331	1,110,841
Other assets	42,801	36,807

Total assets	$3,124,318	$2,779,790

Liabilities and Equity
Current liabilities:
Accounts payable	$61,853	$48,947
Accrued interest	21,519	15,578
Current portion of debt and capital lease obligations	8,822	8,821
Other current liabilities	93,840	81,709

Total current liabilities	186,034	155,055
Long-term debt and capital lease obligations	2,158,202	1,816,291
Deferred tax liabilities, net	289,463	289,913
Other long-term liabilities	16,512	11,712

Total liabilities	2,650,211	2,272,971

Commitments and contingencies
Equity:
DJO Finance LLC membership equity:
Member capital	830,325	830,994
Accumulated deficit	(365,301)	(324,807)
Accumulated other comprehensive income (loss)	6,246	(2,048)

Total membership equity	471,270	504,139
Noncontrolling interests	2,837	2,680

Total equity	474,107	506,819

Total liabilities and equity	$3,124,318	$2,779,790

See accompanying notes to unaudited condensed consolidated financial statements.

DJO Finance LLC

Unaudited Condensed Consolidated Statements of Operations

(in thousands)

	Three Months Ended		Six Months Ended
	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Net sales	$277,786	$242,527	$527,497	$482,603
Cost of sales (exclusive of amortization of intangible assets of $9,785 and $19,143 for the three and six months ended July 2, 2011 and $9,062 and $17,981 for the three and six months ended July 3, 2010, respectively)	111,090	84,565	204,246	171,919

Gross profit	166,696	157,962	323,251	310,684
Operating expenses:
Selling, general and administrative	128,843	116,862	245,907	227,388
Research and development	6,101	5,460	13,244	11,031
Amortization of intangible assets	24,509	19,671	44,938	38,725

	159,453	141,993	304,089	277,144

Operating income	7,243	15,969	19,162	33,540
Other income (expense):
Interest expense	(42,429)	(37,188)	(83,556)	(77,627)
Interest income	53	60	163	140
Loss on modification of debt	—	—	(2,065)	(1,096)
Other income (expense), net	1,681	(2,837)	4,453	(2,521)

	(40,695)	(39,965)	(81,005)	(81,104)

Loss before income taxes	(33,452)	(23,996)	(61,843)	(47,564)
Income tax benefit	14,492	24,560	21,959	14,792

Net (loss) income	(18,960)	564	(39,884)	(32,772)
Net income attributable to noncontrolling interests	(295)	(321)	(610)	(643)

Net (loss) income attributable to DJO Finance LLC	$(19,255)	$243	$(40,494)	$(33,415)

See accompanying notes to unaudited condensed consolidated financial statements.

DJO Finance LLC

Unaudited Condensed Consolidated Statement of Equity

(in thousands)

	DJO Finance LLC
	Member capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Total membership equity	Noncontrolling interests	Total equity
Balance at December 31, 2010	$830,994	$(324,807)	$(2,048)	$504,139	$2,680	$506,819
Net (loss) income	—	(40,494)	—	(40,494)	610	(39,884)
Other comprehensive income, net of taxes	—	—	8,294	8,294	229	8,523
Cancellation of vested options	(2,000)	—	—	(2,000)	—	(2,000)
Stock-based compensation	1,331	—	—	1,331	—	1,331
Dividend paid by subsidiary to owners of noncontrolling interests	—	—	—	—	(682)	(682)

Balance at July 2, 2011	$830,325	$(365,301)	$6,246	$471,270	$2,837	$474,107

See accompanying notes to unaudited condensed consolidated financial statements.

DJO Finance LLC

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in thousands)

	Three Months Ended		Six Months Ended
	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Net (loss) income	$(18,960)	$564	$(39,884)	$(32,772)

Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments, net of tax benefit (expense) of $(745) and $4,260 for the three and six months ended July 2, 2011 and $(1,686) and $6,456 for the three and six months ended July 3, 2010, respectively	1,134	(2,626)	6,607	(10,056)
Unrealized loss on cash flow hedges, net of tax benefit of $75 and $167 for the three and six months ended July 2, 2011 and $800 and $2,295 for the three and six months ended July 3, 2010, respectively	(114)	(1,246)	(259)	(3,574)
Reclassification adjustment for losses on cash flow hedges included in net loss, net of tax benefit of $712 and $1,402 for the three and six months ended July 2, 2011 and $1,173 and $2,422 for the three and six months ended July 3, 2010, respectively	1,084	1,826	2,175	3,772

Other comprehensive income (loss)	2,104	(2,046)	8,523	(9,858)

Comprehensive loss	(16,856)	(1,482)	(31,361)	(42,630)
Comprehensive income attributable to noncontrolling interests	(356)	(154)	(839)	(352)

Comprehensive loss attributable to DJO Finance LLC	$(17,212)	$(1,636)	$(32,200)	$(42,982)

See accompanying notes to unaudited condensed consolidated financial statements.

DJO Finance LLC

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Six Months Ended
	July 2, 2011	July 3, 2010
Cash Flows From Operating Activities:
Net loss	$(39,884)	$(32,772)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	13,732	13,105
Amortization of intangible assets	44,938	38,725
Amortization of debt issuance costs and non-cash interest expense	4,086	7,193
Stock-based compensation expense	1,331	865
Loss on disposal of assets, net	378	1,807
Deferred income tax benefit	(26,906)	(17,547)
Provision for doubtful accounts and sales returns	13,232	17,388
Inventory reserves	3,688	2,840
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	(20,852)	(19,341)
Inventories	(10,375)	(8,619)
Prepaid expenses and other assets	1,746	(11,941)
Accrued interest	5,936	1,792
Accounts payable and other current liabilities	16,569	16,658

Net cash provided by operating activities	7,619	10,153
Cash Flows From Investing Activities:
Cash paid in connection with acquisitions, net of cash acquired	(317,669)	(810)
Purchases of property and equipment	(20,692)	(14,495)
Other investing activities, net	215	(498)

Net cash used in investing activities	(338,146)	(15,803)
Cash Flows from Financing Activities:
Proceeds from issuance of debt	400,000	118,130
Repayments of debt and capital lease obligations	(58,413)	(121,835)
Payment of debt issuance costs	(7,468)	(3,348)
Investment by parent	—	988
Cancellation of vested options	(2,000)	—
Dividend paid by subsidiary to owners of noncontrolling interests	(682)	(529)

Net cash provided by (used in) financing activities	331,437	(6,594)
Effect of exchange rate changes on cash and cash equivalents	1,929	1,717

Net increase (decrease) in cash and cash equivalents	2,839	(10,527)
Cash and cash equivalents at beginning of period	38,132	44,611

Cash and cash equivalents at end of period	$40,971	$34,084

Supplemental disclosures of cash flow information:
Cash paid for interest	$69,365	$71,041
Cash (refunded) paid for taxes, net	$(5,519)	$2,659
Non-cash investing and financing activities:
Increases in property and equipment and in other current liabilities in connection with capitalized software costs	$155	$500
Increase in other assets in connection with acquisition of Dr. Comfort	$982	—

See accompanying notes to unaudited condensed consolidated financial statements.

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

        We are a global developer, manufacturer and distributor of medical devices and services that provide solutions for musculoskeletal health, vascular health and pain management. Our products address the continuum of patient care from injury prevention to rehabilitation after surgery, injury or from degenerative disease, enabling people to regain or maintain their natural motion. Our products are used by orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals. Our product lines include rigid and soft orthopedic bracing, hot and cold therapy, bone growth stimulators, vascular therapy systems and compression garments, therapeutic shoes and inserts, electrical stimulators used for pain management and physical therapy products. Our surgical implant business offers a comprehensive suite of reconstructive joint products for the hip, knee and shoulder. Substantially all business activities of DJO Global, Inc. (DJO) are conducted by DJO Finance LLC (DJOFL) and its wholly owned subsidiaries. Except as otherwise indicated, references to "us," "we," "DJOFL," "our," or "the Company," refers to DJOFL and its consolidated subsidiaries.

Fiscal Year

        We operate our business on a manufacturing calendar, with our fiscal year always ending on December 31. Each quarter is 13 weeks, consisting of two four-week periods and one five-week period. Our first and fourth quarters may have more or fewer shipping days from year to year based on the days of the week on which holidays and December 31 fall. The three months ended July 2, 2011 and July 3, 2010 each included 64 shipping days. The six months ended July 2, 2011 and July 3, 2010 included 128 shipping days and 129 shipping days, respectively.

Segment Reporting

        During the first quarter of 2011, we changed the name of our Bracing and Supports Segment to Bracing and Vascular Segment to reflect the addition of our recent acquisitions, which have increased our focus on the vascular market. This segment also includes the U.S. results of operations attributable to Dr. Comfort, ETI and Circle City, from their respective dates of acquisition (see Note 2). This change had no impact on previously reported segment information.

        We market and distribute our products through four operating segments, Bracing and Vascular, Recovery Sciences, Surgical Implant, and International. Our Bracing and Vascular, Recovery Sciences, and Surgical Implant segments generate their revenues within the United States. Our Bracing and Vascular Segment offers rigid knee braces, orthopedic soft goods, cold therapy products, vascular systems, compression therapy products and therapeutic footwear for the diabetes care market. Our Recovery Sciences Segment offers home electrotherapy, iontophoresis, home traction products, bone growth stimulation products and clinical therapy equipment. Our Surgical Implant Segment offers a comprehensive suite of reconstructive joint products for the knee, hip and shoulder. Our International segment offers all of our products to customers outside the United States. See Note 15 for additional information about our reportable segments.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are used in accounting for, among other things, contractual allowances, rebates, product returns, warranty obligations, allowances for doubtful accounts, valuation of inventories, self-insurance reserves, income taxes, loss contingencies, fair values of derivative instruments, fair values of long-lived assets and any related impairments, capitalization of costs associated with internally developed software and stock-based compensation. Actual results could differ from those estimates.

Basis of Presentation

        We consolidate the results of operations of our 50% owned subsidiary, Medireha GmbH (Medireha), and reflect the 50% share of results not owned by us as noncontrolling interests in our consolidated statements of operations. We maintain control of Medireha through certain rights that enable us to prohibit certain business activities that are not consistent with our plans for the business and provide us with exclusive distribution rights for products manufactured by Medireha.

        The accompanying unaudited condensed consolidated financial statements include our accounts and all voting interest entities where we exercise a controlling financial interest through the ownership of a direct or indirect majority voting interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

        Our unaudited condensed consolidated financial statements have been prepared in accordance with GAAP and with the instructions to Form 10-Q and Article 10 of Regulation S-X for interim financial information. Accordingly, these financial statements do not include all of the information required by GAAP or Securities and Exchange Commission (SEC) rules and regulations for complete financial statements. In the opinion of management, these financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of operations for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2010.

        Certain prior period amounts have been reclassified to conform to the current year presentation.

Recent Accounting Standards

        We do not believe that any recently issued accounting standards will have a material impact on our condensed consolidated financial statements.

2. ACQUISITIONS

        During the six months ended July 2, 2011, we made the following acquisitions, all of which are included in our Bracing and Vascular Segment with the exception of the international activities of Dr. Comfort and ETI, which are included in our International Segment:

        On April 7, 2011, we acquired the ownership interests of Rikco International, LLC, D/B/A Dr. Comfort (Dr. Comfort), for a total purchase price of $257.5 million. Dr. Comfort is a provider of therapeutic footwear, which serves the diabetes care market in podiatry practices, orthotic and prosthetic centers, home medical equipment providers and independent pharmacies.

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

2. ACQUISITIONS (Continued)

        Of the total purchase price, $24.5 million was paid to a third party escrow agent to secure the indemnity obligations of the seller and to secure any post closing obligations resulting from the final determination of working capital and cash on hand as of the closing date. Following a post-closing purchase price adjustment which was deducted from the escrow account, the balance in the escrow account at July 2, 2011 was $23.5 million. The purchase price allocation is preliminary due to pending resolution of certain Dr. Comfort tax attributes.

        The acquisition was funded using proceeds from $300.0 million of new 7.75% senior notes (7.75% Notes) issued in April 2011 (see Note 9). In connection with the acquisition of Dr. Comfort, we incurred $6.2 million and $11.3 million of direct acquisition costs during the three and six months ended July 2, 2011, respectively, which are included in selling and general administrative expenses in our consolidated statements of operations. Fees and expenses related to the acquisition of Dr. Comfort and the issuance of the 7.75% Notes included $3.9 million of bridge financing fees paid to Credit Suisse, and $5.0 million of transaction and advisory fees paid to Blackstone Advisory Partners, L.P., an affiliate of our major shareholder (see Note 13).

        On March 10, 2011, we acquired substantially all of the assets of Circle City Medical, Inc. (Circle City). Circle City markets orthopedic soft goods and medical compression therapy products to independent pharmacies and home healthcare dealers. The purchase price was $11.7 million, of which $1.3 million was withheld from the closing date payment and was paid to a third party escrow agent to secure the indemnity obligations of the seller. An additional $1.3 million was deposited into escrow for the retention of a key employee. Direct acquisition costs associated with the Circle City acquisition of $0.1 million are included in selling, general and administrative expense in our unaudited condensed consolidated statement of operations. We financed the acquisition with cash on hand and a draw of $7.0 million on our revolving line of credit.

        Up to an additional $2.0 million may be earned by the sole shareholder of Circle City as a royalty payment based on future sales of a specific product line over the next six years. This potential royalty payment was evaluated separately from the acquisition of the assets and liabilities of Circle City, and the royalty payments will be expensed as they are earned. For the three and six months ended July 2, 2011, royalty payments made to the seller for sales of this product line were not significant to the Company.

        On February 4, 2011, we purchased certain assets of an e-commerce business (BetterBraces.com), which offers various bracing, cold therapy and electrotherapy products, for total consideration of $3.0 million. Of the total purchase price, $1.8 million was paid in cash at closing, $0.4 million was offset against accounts receivable due from the seller, $0.5 million was retained to fully repay outstanding principal and accrued interest due from the seller under a revolving convertible promissory note, and $0.3 million was held back as security for potential indemnification claims, and will be paid to the seller in February 2012 if there are no such claims. The acquisition was financed using cash on hand.

        On January 4, 2011, we acquired the stock of Elastic Therapy, Inc. (ETI), a designer and manufacturer of private label medical compression therapy products used to treat and prevent a wide range of venous disorders. The purchase price was $46.4 million, of which a total of $3.6 million was deposited in escrow for up to one year to fund potential indemnity claims. An additional $1.0 million was deposited in escrow for the retention of certain key employees to be paid in installments 6 months, 9 months and 12 months after the closing date. The first installment related to the retention escrow was paid to the sellers in July 2011. Direct acquisition costs associated with the ETI acquisition of

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

2. ACQUISITIONS (Continued)

$0.3 million are included in selling, general and administrative expense in our unaudited condensed consolidated statement of operations. The acquisition was financed using cash on hand and a draw of $35.0 million on our revolving line of credit. On January 5, 2011, we converted ETI to a limited liability company.

        The preliminary purchase price for each of these acquisitions was allocated to the fair values of the net tangible and intangible assets acquired as follows (in thousands):

	Dr. Comfort	Circle City	BetterBraces.com	ETI	Weighted Average Useful Life (years)
Cash	$59	$—	$—	$817
Accounts receivable	9,187	572	—	3,690
Inventory	27,241	1,736	—	2,133
Other current assets	2,108	—	—	1,542
Property and equipment	2,183	—	—	7,230
Other non-current assets	1,607	—	—	394
Liabilities assumed	(25,833)	(406)	—	(11,436)
Identifiable intangible assets(1):
Customer relationships	72,100	3,700	75	13,400	6.1
Technology	7,000	—	1,120	6,000	4.8
Non-compete	1,200	200	185	1,600	4.4
Trademarks and trade names	22,200	1,400	50	—	10.0
Goodwill(2)	138,416	4,469	1,570	21,036

Total purchase price	$257,468	$11,671	$3,000	$46,406

(1)
An aggregate value of $89.3 million was assigned to customer relationships with major pharmaceutical, medical and home healthcare distributors and certain other customers existing on the acquisition date based upon an estimate of the future discounted cash flows that would be derived from those customers.

  An aggregate value of $14.1 million was assigned to patents and existing technology, determined primarily by estimating the present value of future royalty costs that will be avoided due to our ownership of the patents and technology acquired.

  An aggregate value of $3.2 million was assigned to non-compete agreements entered into with certain executive officers and senior management by estimating the present value of the cash flows associated with having these agreements in place.

  An aggregate value of $23.7 million was assigned to trademarks and trade names, determined primarily by estimating the present value of future royalty costs that will be avoided due to our ownership of the trade names and trademarks acquired.

  The useful lives of the intangible assets were estimated based on the underlying agreements and/or the future economic benefit expected to be received from the assets.

(2)
Goodwill represents the excess purchase price over the fair value of the identifiable net assets acquired. We acquired Dr. Comfort to expand our product offerings and increase our addressable

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

2. ACQUISITIONS (Continued)

  market. We also believe there are certain cost reduction synergies that may be realized when certain portions of the Dr. Comfort business are integrated with our existing businesses and as we implement lean principles in Dr. Comfort's supply chain and distribution activities. We acquired ETI in order to expand our product offerings and vertically integrate the ETI products which we currently outsource to a third party manufacturer. In addition, we believe there are cost reduction synergies to be realized with the implementation of lean manufacturing methodology. Among the factors which resulted in the recognition of goodwill for Circle City were consolidation of warehouse facilities and expected cost savings from reduction of redundant general and administrative expenses. Among the factors which resulted in the recognition of goodwill for BetterBraces.com were expected cost savings resulting from production and distribution efficiencies and from reduction of redundant general and administrative expenses. The allocation of goodwill to our reportable segments has not yet been completed.

  Goodwill related to our Circle City and BetterBraces.com acquisitions is expected to be deductible for tax purposes.

        The results of operations attributable to each acquisition are included in our condensed consolidated financial statements from the date of acquisition. Pro forma financial results for the six months ended July 2, 2011 and the three and six months ended July 2, 2010 give effect to the acquisitions of Dr. Comfort, ETI, and Circle City as if such acquisitions had been completed as of January 1, 2011 (for the 2011 period) and January 1, 2010 (for the 2010 period). The pro forma results presented below (in thousands) are not necessarily indicative of the operating results that would have been achieved had these acquisitions occurred on such date.

		Six months ended
	Three months ended July 3, 2010
		July 2, 2011	July 3, 2010
Net sales	$269,313	$548,160	$535,820

Net income (loss) attributable to DJOFL	$7,276	$(18,960)	$(39,992)

        Our condensed consolidated statements of operations for the three and six months ended July 2, 2011 include $28.2 million and $34.9 million of net sales and $9.2 million and $10.3 million of net income, respectively, attributable to our acquisitions of Dr. Comfort, ETI, and Circle City.

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

3. ACCOUNTS RECEIVABLE RESERVES

        A summary of activity in our accounts receivable reserves for doubtful accounts and sales returns is presented below (in thousands):

	Six Months Ended
	July 2, 2011	July 3, 2010
Balance, beginning of period	$53,076	$48,306
Provision for doubtful accounts and sales returns	13,232	17,388
Acquired through business acquisitions	2,016	—
Write-offs, net of recoveries	(16,052)	(17,468)

Balance, end of period	$52,272	$48,226

4. INVENTORIES

        Inventories consist of the following (in thousands):

	July 2, 2011	December 31, 2010
Components and raw materials	$34,738	$27,287
Work in process	6,436	5,478
Finished goods	87,915	60,596
Inventory held on consignment	26,335	22,592

	155,424	115,953
Less inventory reserves	(14,105)	(12,853)

	$141,319	$103,100

        As of July 2, 2011, inventories of $24.4 million, $1.7 million and $1.0 million, respectively, relate to inventory acquired through our acquisitions of Dr. Comfort, ETI and Circle City (see Note 2).

        A summary of the activity in our reserves for estimated slow moving, excess, obsolete and otherwise impaired inventory is presented below (in thousands):

	Six Months Ended
	July 2, 2011	July 3, 2010
Balance, beginning of period	$12,853	$12,511
Provision charged to cost of sales	3,688	2,840
Acquired through business acquisitions	325	—
Write-offs, net of recoveries	(2,436)	(4,477)

Balance, end of period	$14,430	$10,874

        The write-offs to the reserve were primarily related to the disposition of fully reserved inventory.

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

5. LONG-LIVED ASSETS

  Goodwill

        Changes in the carrying amount of our goodwill for the six months ended July 2, 2011 are presented below (in thousands):

Balance, beginning of period	$1,188,887
Acquisitions (see Note 2)	165,491
Translation adjustments	6,714

Balance, end of period	$1,361,092

  Intangible assets, net

        Identifiable intangible assets consisted of the following (in thousands):

July 2, 2011	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Definite-lived intangible assets:
Customer relationships	$572,361	$(155,326)	$417,035
Patents and technology	463,308	(139,396)	323,912
Trademarks and trade names	23,650	(586)	23,064
Distributor contracts and relationships	3,589	(898)	2,691
Non-compete agreements	3,663	(477)	3,186

	$1,066,571	$(296,683)	769,888

Indefinite-lived intangible assets:
Trademarks and trade names			430,443

Net identifiable intangible assets			$1,200,331

December 31, 2010	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Definite-lived intangible assets:
Customer relationships	$484,115	$(130,362)	$353,753
Patents and technology	447,437	(119,985)	327,452
Distributor contracts and relationships	789	(482)	307
Non-compete agreements	459	(129)	330

	$932,800	$(250,958)	681,842

Indefinite-lived intangible assets:
Trademarks and trade names			428,999

Net identifiable intangible assets			$1,110,841

        Our definite-lived intangible assets are being amortized using the straight-line method over their remaining weighted average useful lives of 7.9 years for customer relationships, 10.8 years for patents and technology, 5.7 years for distributor rights and 9.7 years for trademarks and trade names. Based on

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

5. LONG-LIVED ASSETS (Continued)

our amortizable intangible asset balance as of July 2, 2011, we estimate that amortization expense will be as follows for the next five years and thereafter (in thousands):

Remaining 2011	$49,151
2012	97,091
2013	91,148
2014	89,063
2015	84,570
Thereafter	358,865

$769,888

6. OTHER CURRENT LIABILITIES

        Other current liabilities consist of the following (in thousands):

	July 2, 2011	December 31, 2010
Accrued wages and related expenses	$29,687	$24,154
Accrued commissions	11,004	10,402
Income taxes payable	5,564	2,656
Accrued rebates	4,914	6,006
Accrued other taxes	4,797	2,322
Accrued professional expenses	4,250	3,881
Interest rate swap derivatives	3,556	6,707
Other accrued liabilities	30,068	25,581

	$93,840	$81,709

7. DERIVATIVE INSTRUMENTS

        We use derivative financial instruments to manage interest rate risk related to our variable rate credit facilities and risk related to foreign currency exchange rates. Our objective is to reduce the risk to earnings and cash flows associated with changes in interest rates and changes in foreign currency exchange rates. Before acquiring a derivative instrument to hedge a specific risk, we evaluate potential natural hedges. Factors considered in the decision to hedge an underlying market exposure include the materiality of the risk, the volatility of the market, the duration of the hedge, and the availability, effectiveness and cost of derivative instruments. We do not use derivative instruments for speculative or trading purposes.

        All derivatives, whether designated as hedging relationships or not, are recorded on the balance sheet at fair value. The fair value of our derivatives are determined through the use of models that consider various assumptions, including time value, yield curves and other relevant economic measures which are inputs that are classified as Level 2 in the valuation hierarchy. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. Our interest rate swap agreements are designated as cash flow hedges, and accordingly, effective portions of changes in the fair value of the derivatives are recorded

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

7. DERIVATIVE INSTRUMENTS (Continued)

in accumulated other comprehensive income (loss) and subsequently reclassified into our consolidated statement of operations when the hedged forecasted transaction affects income (loss). Ineffective portions of changes in the fair value of cash flow hedges are recognized in income (loss). Our foreign exchange contracts have not been designated as hedges, and accordingly, changes in the fair value of the derivatives are recorded in income (loss).

        Interest Rate Swap Agreements.    Our senior secured credit facilities are subject to floating interest rates. We manage the risk of unfavorable movements in interest rates by hedging a portion of the outstanding loan balance, thereby locking in a fixed rate on a portion of the principal, reducing the effect of possible rising interest rates and making interest expense more predictable over the term of the credit facilities. We have four interest rate swap agreements which we have designated as cash flow hedges for accounting purposes, and the hedges are considered effective. As such, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and is reclassified into interest expense in our unaudited condensed consolidated statement of operations in the period in which it affects income (loss).

        Information regarding our interest rate swap agreements as of July 2, 2011 is presented below (in thousands):

Maturity Date	Notional Amount	Pay Fixed	Receive Floating	Estimated loss expected to be reclassified into earnings within the next twelve months
December 2011	$75,000	2.55%	1 month LIBOR	$876
December 2011	75,000	2.585%	1 month LIBOR	890
December 2011	75,000	2.595%	1 month LIBOR	894
December 2011	75,000	2.60%	1 month LIBOR	896

				$3,556

        Foreign Exchange Rate Contracts.    We utilize Mexican Peso (MXP) foreign exchange forward contracts to hedge a portion of our exposure to fluctuations in foreign exchange rates, as our Mexico-based manufacturing operations incur costs that are largely denominated in MXP. Foreign exchange forward contracts held as of July 2, 2011 expire weekly through December 2011. While our foreign exchange forward contracts act as economic hedges, we have not designated such instruments as hedges for accounting purposes. Therefore, gains and losses resulting from changes in the fair values of these derivative instruments are recorded in other income (expense), net, in our unaudited condensed consolidated statements of operations.

        Information regarding the notional amounts of our foreign exchange forward contracts is presented in the table below (in thousands):

	Notional Amount (MXP)		Notional Amount (USD)
	July 2, 2011	December 31, 2010	July 2, 2011	December 31, 2010
Foreign exchange contracts not designated as hedges	201,229	116,910	$16,789	$9,428

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

7. DERIVATIVE INSTRUMENTS (Continued)

        The following table summarizes the location and fair value of derivative instruments in our unaudited condensed consolidated balance sheets for the period presented (in thousands):

	Balance Sheet Location	July 2, 2011	December 31, 2010
Derivative Assets:
Foreign exchange forward contracts not designated as hedges	Other current assets	$407	$374

Derivative Liabilities:
Interest rate swap agreements designated as cash flow hedges	Other current liabilities	$3,556	$6,707

        The following table summarizes the effect of derivative instruments on our unaudited condensed consolidated statements of operations (in thousands):

		Three Months Ended		Six Months Ended
	Location of gain (loss)	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Interest rate swap agreements designated as cash flow hedges	Interest expense(1)	$(1,797)	$(2,998)	$(3,577)	$(6,193)
Foreign exchange forward contracts not designated as hedges	Other income (expense), net	204	(1,015)	33	24

		$(1,593)	$(4,013)	$(3,544)	$(6,169)

(1)
Represents the loss on derivative instruments designated as cash flow hedges, which has been reclassified from accumulated other comprehensive income (loss) into interest expense during the periods presented.

        The pre-tax loss on derivative instruments designated as cash flow hedges recognized in accumulated other comprehensive income (loss) is presented below (in thousands):

	Three Months Ended		Six Months Ended
	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Interest rate swaps designated as cash flow hedges	$190	$2,046	$426	$5,869

        As of July 2, 2011, the cumulative amount included in accumulated other comprehensive income (loss) related to derivative instruments designated as cash flow hedges was $2.2 million (net of tax).

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

8. FAIR VALUE MEASUREMENTS

        Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy. The following tables present the balances of assets and liabilities measured at fair value on a recurring basis (in thousands):

As of July 2, 2011	Level 1(1)	Level 2(2)	Level 3(3)	Total
Total Assets:
Foreign exchange forward contracts not designated as hedges	$—	$407	$—	$407

Total Liabilities:
Interest rate swap agreements designated as cash flow hedge	$—	$3,556	$—	$3,556

As of December 31, 2010
Total Assets:
Foreign exchange forward contracts not designated as hedges	$—	$374	$—	$374

Total Liabilities:
Interest rate swap agreements designated as cash flow hedges	$—	$6,707	$—	$6,707

(1)
Fair value measurements based on quoted prices in active markets for identical assets or liabilities.

(2)
Fair value measurements based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

(3)
No observable valuation inputs in the market.

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

9. DEBT AND CAPITAL LEASE OBLIGATIONS

        Debt and capital lease obligations consists of the following (in thousands):

	July 2, 2011	December 31, 2010
Senior Secured Credit Facility:
$100.0 million revolving credit facility	$46,000	$—
Term loan facility, net of unamortized original issue discount of $5.2 million and $6.0 million, respectively	842,175	845,792
10.875% Senior Notes, including unamortized original issue premium of $3.8 million and $4.2 million, respectively	678,789	679,239
9.75% Senior Subordinated Notes	300,000	300,000
7.75% Senior Notes	300,000	—
Capital lease obligations and other	60	81

Total debt and capital lease obligations	2,167,024	1,825,112
Current maturities	(8,822)	(8,821)

Long-term debt and capital lease obligations	$2,158,202	$1,816,291

Senior Secured Credit Facility

        On November 20, 2007, we entered into the Senior Secured Credit Facility consisting of a $1,065.0 million term loan facility maturing May 2014 and a $100.0 million revolving credit facility maturing November 2013. We issued the term loan facility at a 1.2% discount, resulting in net proceeds of $1,052.4 million. We are amortizing the $12.6 million discount using the effective interest method, thereby increasing the reported outstanding balance through the maturity date.

        We have subsequently entered into three amendments to the Senior Secured Credit Facility. The first amendment, entered into in January 2010 permitted us to issue $100.0 million in aggregate principal amount of new 10.875% senior notes, as long as the net cash proceeds were used to make a voluntary prepayment of the term loans. In connection with this amendment, we incurred $1.1 million of arrangement and lender consent fees, which are included in loss on modification of debt in our unaudited condensed consolidated statement of operations.

        The second amendment, entered into in October 2010, permitted us to issue $300.0 million of new senior subordinated notes and repurchase or redeem all of our then outstanding 11.75% senior subordinated notes, prepay a portion of the term loans under our Senior Secured Credit Facility and pay related premiums, fees and expenses, all without utilizing existing debt incurrence capacity under our Senior Secured Credit Facility.

        The third amendment, entered into in February 2011, increased the Maximum Total Leverage Ratio limitation in the Permitted Acquisitions covenant from 6.0x to 7.0x, and deemed the ETI acquisition to have been made as a Permitted Acquisition. The Permitted Acquisitions covenant has no limit on the dollar amount of acquisitions we are permitted to make, as long as the acquired entity becomes a loan party under the Senior Secured Credit Facility, and we are in compliance with this 7.0x maximum total net leverage ratio requirement, our senior secured leverage ratio requirement, and are not in default. In connection with this amendment, we incurred $2.1 million of expenses which are

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9. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

included in loss on modification of debt in our unaudited condensed consolidated statement of operations.

        As of July 2, 2011, the market values of our term loan facility and revolving credit facility were $842.1 million and $43.4 million, respectively. We determine market value using trading prices for our credit facilities on or near that date.

        Interest Rates.    Borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate, as defined, and (2) the federal funds rate plus 0.50% or (b) the Eurodollar rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to each borrowing adjusted for required reserves. The initial applicable margin for borrowings under the term loan facility and the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to Eurodollar borrowings. The applicable margin for borrowings under the term loan facility and the revolving credit facility may be reduced subject to our attaining certain leverage ratios. We use interest rate swap agreements in an effort to hedge our exposure to fluctuating interest rates related to a portion of our Senior Secured Credit Facility (see Note 7).

        Fees.    In addition to paying interest on outstanding principal under the Senior Secured Credit Facility, we are required to pay a commitment fee to the lenders under the revolving credit facility with respect to the unutilized commitments thereunder. The current commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to our attaining certain leverage ratios. We must also pay customary letter of credit fees.

        Principal Payments.    We are required to pay annual payments in equal quarterly installments on the term loan facility in an amount equal to 1.00% of the funded total principal amount through February 2014, with any remaining amount payable in full at maturity in May 2014.

        Prepayments.    The Senior Secured Credit Facility requires us to prepay outstanding term loans, subject to certain exceptions, with (1) 50% (which percentage can be reduced to 25% or 0% upon our attaining certain leverage ratios) of our annual excess cash flow, as defined; (2) 100% of the net cash proceeds above an annual amount of $25.0 million from non-ordinary course asset sales (including insurance and condemnation proceeds) by DJOFL and its restricted subsidiaries, subject to certain exceptions to be agreed upon, including a 100% reinvestment right if reinvested or committed to reinvest within 15 months of such sale or disposition so long as reinvestment is completed within 180 days thereafter; and (3) 100% of the net cash proceeds from issuance or incurrence of debt by DJOFL and its restricted subsidiaries, other than proceeds from debt permitted to be incurred under the Senior Secured Credit Facility and related amendments. Any mandatory prepayments are applied to the term loan facility in direct order of maturity. We may voluntarily prepay outstanding loans under the Senior Secured Credit Facility at any time without premium or penalty, provided that voluntary prepayments of Eurodollar loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs. We were not required to make any prepayments in 2011 related to our 2010 excess cash flow calculation.

        Guarantee and Security.    All obligations under the Senior Secured Credit Facility are unconditionally guaranteed by DJO Holdings LLC (DJO Holdings) and each existing and future direct

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9. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

and indirect wholly-owned domestic subsidiary of DJOFL other than immaterial subsidiaries, unrestricted subsidiaries and subsidiaries that are precluded by law or regulation from guaranteeing the obligations (collectively, the Guarantors).

        All obligations under the Senior Secured Credit Facility, and the guarantees of those obligations, are secured by pledges of 100% of the capital stock of DJOFL, 100% of the capital stock of each wholly owned domestic subsidiary and 65% of the capital stock of each wholly owned foreign subsidiary that is, in each case, directly owned by DJOFL or one of the Guarantors; and a security interest in, and mortgages on, substantially all tangible and intangible assets of DJO Holdings, DJOFL and each Guarantor.

        Certain Covenants and Events of Default.    The Senior Secured Credit Facility contains covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  create liens on assets;

  •
  change fiscal years;

  •
  enter into sale and leaseback transactions;

  •
  engage in mergers or consolidations;

  •
  sell assets;

  •
  pay dividends and other restricted payments;

  •
  make investments, loans or advances;

  •
  repay subordinated indebtedness;

  •
  make certain acquisitions;

  •
  engage in certain transactions with affiliates;

  •
  restrict the ability of restricted subsidiaries that are not Guarantors to pay dividends or make distributions;

  •
  amend material agreements governing our subordinated indebtedness; and

  •
  change our lines of business.

        In addition, the Senior Secured Credit Facility requires us to maintain a maximum senior secured leverage ratio of 3.50:1 for the trailing twelve months ended July 2, 2011, stepping down to 3.25:1 at the end of 2011. The Senior Secured Credit Facility also contains certain customary affirmative covenants and events of default. As of July 2, 2011, our senior secured leverage ratio was 2.87:1, and we were in compliance with all other applicable covenants.

10.875% Senior Notes

        On November 20, 2007 and January 20, 2010, DJOFL and DJO Finance Corporation (DJO Finco) (collectively, the Issuers) issued 10.875% Senior Notes due 2014, with aggregate principal amounts of $575.0 million and $100.0 million, respectively (the 10.875% Notes), under an agreement dated

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Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

9. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

November 20, 2007 (the 10.875% Indenture) among the Issuers, the guarantors party thereto and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee. The $100.0 million of 10.875% Notes were issued at a 5.0% premium, and we are amortizing the premium over the term of the notes using the effective interest method, thereby decreasing the reported outstanding balance through the maturity date.

        As of July 2, 2011, the market value of the 10.875% Notes was $718.9 million. We determine market value using trading prices for the 10.875% Notes on or near that date. We believe the trading prices reflect certain differences between prevailing market terms and conditions and the actual terms of our 10.875% Notes.

        Optional Redemption.    Under the 10.875% Indenture, prior to November 15, 2011, the Issuers have the option to redeem some or all of the 10.875% Notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on November 15, 2011, the Issuers may redeem some or all of the 10.875% Notes at a redemption price of 105.438% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 102.719% and 100% of the then outstanding principal balance at November 2012 and November 2013, respectively.

        Change of Control.    Upon the occurrence of a change of control, unless DJOFL has previously sent or concurrently sends a notice exercising its optional redemption rights with respect to all of the then-outstanding 10.875% Notes, DJOFL will be required to make an offer to repurchase all of the then-outstanding 10.875% Notes at 101% of their principal amount, plus accrued and unpaid interest.

        Covenants.    The 10.875% Indenture contains covenants limiting, among other things, our and our restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred and convertible shares, pay dividends on, redeem, repurchase or make distributions in respect of the capital stock of DJO, or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into certain transactions with affiliates, and designate our subsidiaries as unrestricted subsidiaries. As of July 2, 2011, we were in compliance with all applicable covenants.

9.75% Senior Subordinated Notes

        On October 18, 2010, the Issuers issued $300.0 million aggregate principal amount of 9.75% senior subordinated notes (9.75% Notes) maturing on October 15, 2017. The 9.75% Notes are guaranteed jointly and severally and on an unsecured senior subordinated basis by each of DJOFL's existing and future direct and indirect wholly owned domestic subsidiaries that guarantee any of DJOFL's indebtedness or any indebtedness of DJOFL's domestic subsidiaries or by any of DJOFL's subsidiaries that are an obligor under DJOFL's Senior Secured Credit Facility.

        As of July 2, 2011, the market value of the 9.75% Notes was $302.3 million. We determined market value using trading prices for the 9.75% Notes on or near that date. We believe the trading prices reflect certain differences between prevailing market terms and conditions and the actual terms of our 9.75% Notes.

        Optional Redemption.    Under the Indenture to the 9.75% Notes (the 9.75% Indenture), prior to October 15, 2013, the Issuers have the option to redeem some or all of the 9.75% Notes for cash at a

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9. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on October 15, 2013, the Issuers may redeem some or all of the 9.75% Notes at a redemption price of 107.313% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 104.875%, 102.438% and 100% of the then outstanding principal balance at October 15, 2014, 2015 and 2016, respectively. Additionally, from time to time, before October 15, 2013, the Issuers may redeem up to 35% of the 9.75% Notes at a redemption price equal to 109.75% of the principal amount then outstanding, plus accrued and unpaid interest, in each case, with proceeds we raise, or a direct or indirect parent company raises, in certain offerings of equity of DJOFL or its direct or indirect parent companies, as long as at least 65% of the aggregate principal amount of the notes issued remains outstanding.

        Change of Control.    Upon the occurrence of a change of control, unless DJOFL has previously sent or concurrently sends a notice exercising its optional redemption rights with respect to all of the then-outstanding 9.75% Notes, DJOFL will be required to make an offer to repurchase all of the then-outstanding 9.75% Notes at 101% of their principal amount, plus accrued and unpaid interest.

        Covenants.    The 9.75% Indenture contains covenants limiting, among other things, our and our restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred and convertible shares, pay dividends on, redeem, repurchase or make distributions in respect of the capital stock of DJO or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into certain transactions with affiliates, and designate our subsidiaries as unrestricted subsidiaries. As of July 2, 2011, we were in compliance with all applicable covenants.

        Our ability to continue to meet the covenants related to our indebtedness specified above in future periods will depend, in part, on events beyond our control, and we may not continue to meet those ratios. A breach of any of these covenants in the future could result in a default under the Senior Secured Credit Facility, the 10.875% Indenture, the 7.75% Indenture, and the 9.75% Indenture (collectively, the Indentures), at which time the lenders could elect to declare all amounts outstanding under the Senior Secured Credit Facility to be immediately due and payable. Any such acceleration would also result in a default under the Indentures.

7.75% Senior Notes

        On April 7, 2011, the Issuers issued $300.0 million aggregate principal amount of 7.75% Senior Notes (7.75% Notes) maturing on April 15, 2018. Semi-annual interest of approximately $11.6 million related to the 7.75% Notes will be payable in cash on April 15 and October 15 of each year, commencing on October 15, 2011, and accrues from and including April 7, 2011. The 7.75% Notes are guaranteed jointly and severally and on an unsecured senior basis by each of DJOFL's existing and future direct and indirect wholly owned domestic subsidiaries that guarantee any of DJOFL's indebtedness or any indebtedness of DJOFL's domestic subsidiaries or is an obligor under DJOFL's Senior Secured Credit Facility.

        As of July 2, 2011, the market value of the 7.75% Notes was $300.8 million. We determined market value using trading prices for the 7.75% Notes on or near that date. We believe the trading

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Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

9. DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

prices reflect certain differences between prevailing market terms and conditions and the actual terms of our 7.75% Notes.

        Optional Redemption.    Under the Indenture to the 7.75% Notes (the 7.75% Indenture), prior to April 15, 2014, the Issuers have the option to redeem some or all of the 7.75% Notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on April 15, 2014, the Issuers may redeem some or all of the 7.75% Notes at a redemption price of 105.813% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 103.875%, 101.938% and 100% of the then outstanding principal balance at April 15, 2015, 2016 and 2017, respectively. Additionally, from time to time, before April 15, 2014, the Issuers may redeem up to 35% of the 7.75% Notes at a redemption price equal to 107.75% of the principal amount then outstanding, plus accrued and unpaid interest, in each case, with proceeds we raise, or a direct or indirect parent company raises, in certain offerings of equity of DJOFL or its direct or indirect parent companies, as long as at least 65% of the aggregate principal amount of the notes issued remains outstanding.

        Change of Control.    Upon the occurrence of a change of control, unless DJOFL has previously sent or concurrently sends a notice exercising its optional redemption rights with respect to all of the then-outstanding 7.75% Notes, DJOFL will be required to make an offer to repurchase all of the then-outstanding 7.75% Notes at 101% of their principal amount, plus accrued and unpaid interest.

        Covenants.    The 7.75% Indenture contains covenants limiting, among other things, our and our restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred and convertible shares, pay dividends on, redeem, repurchase or make distributions in respect of the capital stock of DJO or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into certain transactions with affiliates, and designate our subsidiaries as unrestricted subsidiaries. As of July 2, 2011, we were in compliance with all applicable covenants.

Debt Issuance Costs

        As of July 2, 2011 and December 31, 2010, we had $37.8 million and $34.1 million, respectively, of unamortized debt issuance costs which were included in other assets in our unaudited condensed consolidated balance sheets. During the six months ended July 2, 2011, we incurred $7.5 million of debt issuance costs which were capitalized in connection with the issuance of $300.0 million aggregate principal of 7.75% Notes. During the three and six months ended July 3, 2010, we incurred $0.3 million and $3.3 million of debt issuance costs, respectively, which were capitalized, in connection with the sale of $100.0 million aggregate principal of 10.875% Notes. For the three and six months ended July 2, 2011, amortization of debt issuance costs was $2.0 million and $3.8 million, respectively. For the three and six months ended July 3, 2010, amortization of debt issuance costs was $1.7 million and $3.9 million, respectively. Amortization of debt issuance costs is included in interest expense in our unaudited condensed consolidated statements of operations.

10. INCOME TAXES

        Income taxes for the interim periods presented have been included in our unaudited condensed consolidated financial statements on the basis of an estimated annual effective tax rate, adjusted for

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10. INCOME TAXES (Continued)

discrete items. The income tax benefit for these periods differed from the amount which would have been recorded using the U.S. statutory tax rate due primarily to the impact of nondeductible expenses, foreign taxes, deferred taxes on the assumed repatriation of foreign earnings and the existence of valuation allowances in foreign jurisdictions.

        For the three months ended July 2, 2011 we recorded an income tax benefit of approximately $14.5 million on a pre-tax loss of $33.5 million, resulting in an effective tax rate of 43.3%. For the six months ended July 2, 2011, we recorded an income tax benefit of approximately $22.0 million on a pre-tax loss of approximately $61.8 million, resulting in a 35.5% effective tax rate.

        For the three and six months ended July 3, 2010, we recorded an income tax benefit of approximately $24.6 million and $14.8 million, on a pre-tax loss of approximately $24.0 million and $47.6 million, resulting in a 102.3% and 31.1% effective tax rate, respectively. The difference in the tax benefit recorded during the three and six months ended July 2, 2011 and the three and six months ended July 3, 2010 is primarily due to differences in the projected annualized effective tax rates for each year as determined by the Company. Given the relationship between fixed dollar tax items and pre-tax financial results, the projected annual effective tax rate can change materially based on small variations of income.

        We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006. The Internal Revenue Service (IRS) completed its field examination of the 2005 and 2006 tax years during the first half of 2010. The IRS has proposed material adjustments related to transaction cost, stock option, and bad debt deductions included in our 2006 tax return. We have entered into the IRS appeals process and plan on defending each of the proposed adjustments vigorously. The timing of the completion of the appeals process is unclear at this time. Should the IRS' proposed adjustments be upheld upon completion of the appeals process, a material reduction in our currently unreserved net operating losses could result.

        At December 31, 2010, our gross unrecognized tax benefits were $17.7 million. For the six months ended July 2, 2011, we increased our gross unrecognized tax benefits by $1.1 million, resulting in total gross unrecognized tax benefits of $18.8 million at the end of the period. As of July 2, 2011, we have $2.7 million accrued for interest and penalties. To the extent our gross unrecognized tax benefits are recognized in the future, a reduction of $3.3 million of U.S. Federal tax benefit for related state income tax deductions would result. There is a reasonable possibility that the finalization of the IRS appeals process could result in a material reduction to our unrecognized tax benefits within the next twelve months. Due to the fact that the appeals process has not been finalized, the amount of the unrecognized tax benefits that may be reduced cannot be reasonably estimated. We anticipate that approximately $1.5 million of uncertain tax positions related to transfers of intellectual property, $0.5 million of uncertain tax positions related to research and development costs and $0.3 million of unrecognized tax positions, each of which are individually immaterial, will decrease in the next twelve months due to the expiration of the statute of limitations. The majority of our unrecognized tax benefits will impact the effective tax rate upon recognition; however, $2.6 million of unrecognized tax benefits related to prior acquisitions will impact other balance sheet accounts due to various indemnification provisions.

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Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

11. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION

  Stock Option Plan

        We have one active equity compensation plan, the DJO 2007 Incentive Stock Plan (the 2007 Plan) under which we are authorized to grant awards of stock, options, and other stock-based awards of shares of Common Stock of our indirect parent, DJO, subject to adjustment in certain events. In June 2011, we amended the 2007 Plan to increase the number of shares available to grant from 7,500,000 to 7,925,529.

        Options issued under the 2007 Plan can be either incentive stock options or non-qualified stock options. The exercise price of stock options granted will not be less than 100% of the fair market value of the underlying shares on the date of grant and will expire no more than ten years from the date of grant. We adopted a form of non-statutory stock option agreement (the DJO Form Option Agreement) for employee stock option awards under the 2007 Plan, as amended.

        Under the DJO Form Option Agreement, one-third of each stock option grant will vest over a specified period of time (typically five years from the date of grant) contingent solely upon the awardees' continued employment with us (Time-Based Tranche). Prior to the June 2011 amendment described below, another one-third of the stock option grant would have vested based upon achieving a minimum internal rate of return (IRR) and a minimum return of money on invested capital (MOIC), as defined, each with respect to Blackstone's aggregate investment in DJO's capital stock, to be achieved by Blackstone following a liquidation of all or a portion of its investment in DJO's capital stock (Market Return Tranche). The final one-third of the stock option grant would have vested based upon achieving an increased minimum IRR and an increased minimum return of MOIC, as defined, each with respect to Blackstone's aggregate investment in DJO's capital stock, to be achieved by Blackstone following a liquidation of all or a portion of its investment in DJO's capital stock (Enhanced Market Return Tranche).

        In June 2011, the compensation committee approved further modifications to the terms of the options in the Market Return Tranche and Enhanced Market Return Tranche and the DJO Form Option Agreement. As amended, vesting of the options in the Market Return Tranche are no longer subject to the achievement of a minimum IRR and the options will vest based upon achieving a minimum return of MOIC, and vesting of the options in the Enhanced Market Return Tranche are also no longer subject to achievement of a minimum IRR and the options will vest based on achieving an increased minimum return of MOIC, as defined, each with respect to Blackstone's aggregate investment in DJO's capital stock, to be achieved by Blackstone following a liquidation of all or a portion of its investment in DJO's capital stock.

  Stock-Based Compensation

        During the three months ended July 2, 2011, we granted 970,500 stock options to employees, including 800,000 options granted to Michael P. Mogul, our new President and Chief Executive Officer. The weighted average grant date fair value of the options in the Time-Based Tranche was $6.24 per share.

        During the three months ended July 3, 2010, we granted 290,700 stock options to employees, with a weighted average grant date fair value of $6.77 per share for options in the Time-Based Tranche. During the six months ended July 3, 2010, we granted 501,950 stock options to employees, with a

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Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

11. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

weighted average grant date fair value of $6.70 per share for the Time-Based Tranche. In addition, during the six months ended July 3, 2010 we granted 1,200 options to non-employee distributors.

        The following table summarizes certain assumptions we used to estimate the fair value of the Time-Based Tranche of stock options granted during the periods presented:

	Three Months Ended		Six Months Ended
	July 2, 2011	July 3, 2010	July 3, 2010
Expected volatility	34.0%	34.2%	34.2 - 34.5%
Risk-free interest rate	2.1%	2.8%	2.8 - 3.0%
Expected years until exercise	6.5	7.0	6.4 - 7.0
Expected dividend yield	0.0%	0.0%	0.0%

        We recorded non-cash stock-based compensation expense of $0.4 million for each of the three months ended July 2, 2011 and July 3, 2010, for options granted to employees. During the six months ended July 2, 2011 and July 3, 2010, we recorded non-cash stock based compensation expense of $1.3 million and $0.9 million, respectively, for options granted to employees. Included in stock-based compensation expense for the six months ended July 2, 2011 was $0.4 million of incremental expense associated with the modification of the terms of options previously granted.

        During each of the periods presented, we only recognized non-cash compensation expense for options in the Time-Based Tranche, as the performance and market components of the Market Return and Enhanced Market Return Tranches are not deemed probable at this time. During all of the periods presented, stock based compensation expense for options granted to non employees was not material.

12. EQUITY

        In connection with the DJO merger in November 2007, certain members of DJO management elected to rollover certain options held by them that had not been exercised at or prior to the effective time of the DJO merger. Such rollover options were converted to options to purchase 1,912,577 shares of DJO's common stock under the 2007 Plan on a tax-deferred basis (Rollover Options). The fair value of these vested Rollover Options was $15.2 million and was recorded as a component of the cost of the DJO merger.

        During the three months ended July 2, 2011, we paid cash of $2.0 million to our former chief executive officer, upon his retirement, to cancel 355,155 shares of vested Rollover Options held by him. The amount paid represents the excess of the fair market value of the shares over their exercise price. This amount is included as a reduction to member capital in our unaudited condensed consolidated balance sheet as of July 2, 2011.

13. RELATED PARTY TRANSACTIONS

        Blackstone Management Partners V L.L.C. (BMP), an affiliate of our major shareholder, provides certain monitoring, advisory and consulting services to us for an annual monitoring fee equal to the greater of $7.0 million or 2% of consolidated EBITDA as defined in the Transaction and Monitoring Fee Agreement, payable in the first quarter of each year. The monitoring fee agreement will continue until the earlier of November 2019, or such date as DJO and BMP may mutually determine. DJO has

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Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

13. RELATED PARTY TRANSACTIONS (Continued)

agreed to indemnify BMP and its affiliates, directors, officers, employees, agents and representatives from and against all liabilities relating to the services contemplated by the Transaction and Monitoring Fee Agreement and the engagement of BMP pursuant to, and the performance of BMP and its affiliates of the services contemplated by, the Transaction and Monitoring Fee Agreement. At any time in connection with or in anticipation of a change of control of DJO, a sale of all or substantially all of DJO's assets or an initial public offering of common stock of DJO, BMP may elect to receive, in lieu of remaining annual monitoring fee payments, a single lump sum cash payment equal to the then-present value of all then-current and future annual monitoring fees payable under the Transaction and Monitoring Fee Agreement, assuming a hypothetical termination date of the agreement to be November 2019. For each of the three and six month periods presented, we recognized $1.75 million and $3.5 million, respectively, related to the annual monitoring fee, which was recorded as a component of selling, general and administrative expense in our unaudited condensed consolidated statements of operations.

        In addition, during the three months ended July 2, 2011, in connection with the Dr. Comfort acquisition, we paid $5.0 million of transaction and advisory fees to Blackstone Advisory Partners, L.P., an affiliate of our major shareholder, which was recorded as a component of selling, general and administrative expense in our unaudited condensed consolidated statements of operations.

14. COMMITMENTS AND CONTINGENCIES

        The manufacture and sale of orthopedic devices and related products exposes us to a significant risk of product liability claims. From time to time, we have been, and we are currently, subject to a number of product liability claims alleging that the use of our products resulted in adverse effects. Even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business. If there is a significant increase in the number of product liability claims, our business could be adversely affected.

  Pain Pump Litigation

        We are currently named as one of several defendants in a number of product liability lawsuits involving approximately 80 plaintiffs, including a lawsuit in Canada seeking class action status, related to a disposable drug infusion pump product (pain pump) manufactured by two third party manufacturers that we distributed through our Bracing and Vascular Segment. We sold pumps manufactured by one manufacturer from 1999 to 2003 and then sold pumps manufactured by a second manufacturer from 2003 to 2009. We discontinued our sale of these products in the second quarter of 2009. These cases have been brought against the manufacturers and certain distributors of these pumps, and in some cases, the manufacturers of the anesthetics used in these pumps. All of these lawsuits allege that the use of these pumps with certain anesthetics for prolonged periods after certain shoulder surgeries has resulted in cartilage damage to the plaintiffs. The lawsuits allege damages ranging from unspecified amounts to claims of up to $10 million. Many of the lawsuits which have been filed in the past three years have named multiple pain pump manufacturers and distributors without having established which manufacturer manufactured or sold the pump in issue. In the past three years, we have been dismissed from a large number of cases when product identification was later established showing that we did not sell the pump at issue. At present, we are named in approximately 20 lawsuits in which product identification has yet to be determined and, as a result, we believe that we will be

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14. COMMITMENTS AND CONTINGENCIES (Continued)

dismissed from a meaningful number of such cases in the future. In addition, we are named in approximately 6 cases in which it appears we did not distribute the pump in issue and expect to be dismissed in the future. To date, we are aware of only two pain pump trials which have gone to verdict, one in early 2010 which involved a manufacturer whose pump we did not sell and one in September 2010 involving pain pumps that DJO sold to two plaintiffs. In the earlier trial, the plaintiff obtained a verdict of approximately $5.5 million against the manufacturer. In the second trial involving DJO, the jury rendered a verdict in favor of DJO and its manufacturer on all counts as to two plaintiffs and a verdict on all counts for the manufacturer as to a third plaintiff who had sued only the manufacturer. In the past nine months, we have entered into settlements with plaintiffs in approximately 35 pain pump lawsuits.

  Indemnity and Insurance Coverage Related to Pain Pump Claims

        We have sought indemnity and tendered the defense of the pain pump cases to the two manufacturers who supplied these pumps to us, to their products liability carriers and to our products liability carriers. These lawsuits are about equally divided between the two manufacturers. Both manufacturers have rejected our tenders of indemnity, and the carriers for the manufacturers have either exhausted coverage limits or denied our tender of indemnity. One manufacturer has ceased operations, has little assets and no additional insurance coverage. The Company has asserted indemnification rights against the successor to this manufacturer. The Company and the other manufacturer have been cooperating in jointly negotiating settlements of those lawsuits in which both parties are named. Our products liability carriers have accepted coverage of these cases, subject to a reservation of the right to deny coverage for customary matters, including punitive damages and off-label promotion. In August 2010, one of our excess carriers for the period ending July 1, 2010 and for the supplemental extended reporting period (SERP) discussed below, which is insuring $10 million in excess of $25 million, informed us that it has reserved its right to rescind the policy based on an alleged failure by us and our insurance broker to disclose material information. We disagree with this allegation and are seeking to resolve the issue with this carrier. We could be exposed to material liabilities if our insurance coverage is not available or inadequate and the resources of the two manufacturers, including their respective products liability insurance policies, are unavailable or insufficient to pay the defense costs and settlements or judgments in these cases.

  Pain Pump-Related Health Insurance Portability and Accountability Act (HIPAA) Subpoena

        On August 2, 2010, we were served with a subpoena under HIPAA seeking numerous documents related to our activities involving the pain pumps discussed above. The subpoena which was issued by the United States Attorney's Office, Central District of California, refers to an official investigation by the DOJ and the FDA of Federal health care offenses. We have produced documents that are responsive to the subpoena. We believe that our actions related to our prior distribution of these pain pumps have been in compliance with applicable legal standards. We can make no assurance as to the resources that will be needed to respond to any follow-up requests to the subpoena or as to the final outcome of any investigation or further action.

  Cold Therapy Litigation

        Since mid-2010, we have been named in nine multi-plaintiff lawsuits involving a total of 210 plaintiffs, alleging that the plaintiffs had been injured following use of certain cold therapy products

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

14. COMMITMENTS AND CONTINGENCIES (Continued)

manufactured by the Company. These lawsuits are in their early stages of discovery. The complaints are not specific as to the nature of the injuries, but allege various product liability theories, including inadequate warnings regarding the risks associated with the use of cold therapy and failure to incorporate certain safety features into the design. No specific dollar amounts of damages are alleged and as of July 2, 2011, we cannot estimate a range of potential loss. We intend to defend these matters aggressively.

  Our Product Liability Insurance Coverage

        We maintain product liability insurance that is subject to annual renewal. Our current policy covers claims reported between July 1, 2011 and June 30, 2012. This policy excludes coverage for claims related to both pain pump products and cold therapy products. As described below, we have other insurance which provides coverage for these excluded products. For the current policy year, we maintain coverage limits (together with excess policies) of up to $50 million, with deductibles of $500,000 per claim for claims relating to invasive products (principally surgical implant products) and $50,000 per claim for claims relating to all other covered products, with an aggregate self-insured retention of $2.0 million. Starting with the 2010-2011 policy period, our products liability policy excluded claims related to pain pump products. We purchased supplemental extended reporting period (SERP) coverage for the $80 million limit product liability policy that expired on June 30, 2010, and this supplemental coverage allows us to report pain pump claims beyond the end of the prior policy. Except for the additional excess coverage mentioned below, this SERP coverage does not provide additional limits to the aggregate $80 million limits on the prior policy but it does provide that these limits will remain available for pain pump claims reported for an extended period of time. We also purchased additional coverage of $25 million in excess of the $80 million limits with a five-year reporting period. Thus, the SERP coverage has a total limit of $105 million (less amounts paid for claims reported under the prior policy period). Concurrently with the exclusion of our cold therapy products from the current primary products coverage, we purchased SERP coverage for cold therapy product claims for injuries alleged to have occurred prior to July 1, 2011. This SERP allows us to report such cold therapy claims under our expired 2010-2011 policy which had total limits of $50 million. We also purchased separate primary and excess policies providing for a total of $5 million of coverage for claims related to cold therapy products arising from injuries alleged to have occurred after June 30, 2011, with a deductible of $300,000 per claim and an aggregate deductible of $4,000,000. We believe we have adequate insurance coverage for our product liability claims. However, if a product liability claim or series of claims is brought against us for uninsured liabilities or there is an increase in claims which is in excess of our available insurance coverage, our business could suffer materially.

  BGS Qui Tam Action and HIPAA Subpoena

        We have been named as a defendant along with each of the other companies that manufactures and sells external bone growth stimulators, in a qui tam action filed in Federal Court in Boston, Massachusetts in March 2005 and amended in December 2007. This case is captioned United States ex rel. Beirman v. Orthofix International, N.V., et al., Civil Action No. 05-10557 (D. Mass.). The case was sealed when originally filed and unsealed in March 2009. The plaintiff, or relator, alleges that the defendants have engaged in Medicare fraud and violated Federal and state false claims acts from the time of the original introduction of the devices by each defendant to the present by seeking reimbursement for bone growth stimulators as a purchased item rather than a rental item. The relator

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

14. COMMITMENTS AND CONTINGENCIES (Continued)

also alleges that the defendants are engaged in other marketing practices constituting violations of the Federal and various state anti-kickback statutes. The case is proceeding to the discovery phase. Shortly before becoming aware of the qui tam action, we were advised that our bone growth stimulator business was the subject of an investigation by the DOJ, and on April 10, 2009, we were served with a subpoena under HIPAA seeking numerous documents relating to the marketing and sale by us of bone growth stimulators. On September 21, 2009, we were served with a second HIPAA subpoena related to this DOJ investigation seeking additional documents relating to the marketing and sale by us of bone growth stimulators. We believe that these subpoenas are related to the DOJ's investigation of the allegations in the qui tam action, although the DOJ has decided not to intervene in the qui tam action at this time. We believe that our marketing practices in the bone growth stimulation business are in compliance with applicable legal standards and we intend to defend this case and investigation vigorously. We can make no assurance as to the resources that will be needed to respond to these matters or the final outcome of such action, and as of July 2, 2011, we cannot estimate a range of potential loss, fines or damages.

15. SEGMENT AND GEOGRAPHIC INFORMATION

        We provide a broad array of orthopedic rehabilitation and regeneration products, as well as surgical implants to customers in the United States and abroad.

        During the first quarter of 2011, we changed the name of our Bracing and Supports Segment to Bracing and Vascular Segment to reflect the addition of our recent acquisitions, which have increased our focus on the vascular market. This segment also includes the U.S. results of operations attributable to Dr. Comfort, ETI and Circle City, from their respective dates of acquisition (see Note 2). This change had no impact on previously reported segment information.

        We currently develop, manufacture and distribute our products through the following four operating segments:

Bracing and Vascular Segment

        Our Bracing and Vascular Segment, which generates its revenues in the United States, offers our rigid knee bracing products, orthopedic soft goods, cold therapy products, vascular systems, and compression therapy products, primarily under our DonJoy, ProCare and Aircast brands. The U.S. results of our recent Circle City and ETI acquisitions are included within this segment. This segment also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients. In addition, included within this segment is our newly acquired Dr. Comfort business, which develops and manufactures therapeutic footwear and related medical and comfort products serving the diabetes care market in podiatry practices, orthotic and prosthetic centers, home medical equipment providers and independent pharmacies.

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

15. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

Recovery Sciences Segment

        Our Recovery Sciences Segment, which generates its revenues in the United States, is divided into four main businesses:

  •
  Empi.  Our Empi business unit offers our home electrotherapy, iontophoresis, and home traction products. We primarily sell these products directly to patients or to physical therapy clinics. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Regeneration.  Our Regeneration business unit primarily sells our bone growth stimulation products. We sell these products either directly to patients or to independent distributors. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Chattanooga.  Our Chattanooga business unit offers products in the clinical rehabilitation market in the categories of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, continuous passive motion (CPM) devices and dry heat therapy.

  •
  Athlete Direct.  Our Athlete Direct business unit offers consumers ranging from fitness enthusiasts to competitive athletes our Compex electrostimulation device, which is used in athletic training programs to aid muscle development and to accelerate muscle recovery after training sessions.

International Segment

        Our International Segment, which generates most of its revenues in Europe, sells all of our products and certain third party products through a combination of direct sales representatives and independent distributors.

Surgical Implant Segment

        Our Surgical Implant Segment, which generates its revenues in the United States, develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market.

        Information regarding our reportable business segments is presented below (in thousands). Segment results exclude the impact of amortization of intangible assets, certain general corporate expenses and charges related to various integration activities, as defined by management. The accounting policies of the reportable segments are the same as the accounting policies of the Company. We allocate resources and evaluate the performance of segments based on net sales, gross profit,

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

15. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

operating income and other non-GAAP measures as defined. We do not allocate assets to reportable segments because a significant portion of our assets are shared by segments.

	Three Months Ended		Six Months Ended
	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Net sales:
Bracing and Vascular Segment	$102,056	$78,915	$180,235	$153,931
Recovery Sciences Segment	86,221	87,273	171,379	171,477
International Segment	73,083	61,125	142,948	125,019
Surgical Implant Segment	16,426	15,214	32,935	32,176

	$277,786	$242,527	$527,497	$482,603

Gross profit:
Bracing and Vascular Segment	$53,909	$43,983	$96,596	$85,344
Recovery Sciences Segment	65,509	66,409	130,263	129,020
International Segment	42,355	37,671	81,904	75,400
Surgical Implant Segment	11,653	10,813	23,541	24,275
Expenses not allocated to segments and eliminations	(6,730)	(914)	(9,053)	(3,355)

	$166,696	$157,962	$323,251	$310,684

Operating income:
Bracing and Vascular Segment	$21,099	$17,605	$35,495	$33,240
Recovery Sciences Segment	23,821	29,466	47,500	54,479
International Segment	15,864	15,717	29,067	31,035
Surgical Implant Segment	1,060	1,396	1,403	4,144
Expenses not allocated to segments and eliminations	(54,601)	(48,215)	(94,303)	(89,358)

	$7,243	$15,969	$19,162	$33,540

Geographic Area

        Following are our net sales by geographic area, based on location of customer (in thousands):

	Three Months Ended		Six Months Ended
	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Net sales:
United States	$204,703	$175,240	$384,495	$347,744
Germany	24,291	18,249	47,491	39,321
Other Europe, Middle East and Africa	34,648	25,796	62,337	51,602
Asia Pacific	3,603	6,914	9,288	13,147
Other	10,541	16,328	23,886	30,789

	$277,786	$242,527	$527,497	$482,603

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

16. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

        DJOFL and its direct wholly owned subsidiary, DJO Finco, issued $575.0 million and $100.0 million of 10.875% Notes in November 2007 and January 2010, respectively, $300.0 million of 9.75% Notes in October 2010 and $300.0 million of 7.75% Notes in April 2011.

        DJO Finco was formed solely to act as a co-issuer of the notes, has only nominal assets and does not conduct any operations. The Indentures generally prohibit DJO Finco from holding any assets, becoming liable for any obligations or engaging in any business activity. The 10.875% Notes and 7.75% Notes are jointly and severally, fully and unconditionally guaranteed, on an unsecured senior basis by all of DJOFL's domestic subsidiaries (other than the co-issuer) that are 100% owned, directly or indirectly, by DJOFL (the Guarantors). The 9.75% Notes are jointly and severally, fully and unconditionally guaranteed, on an unsecured senior subordinated basis by the Guarantors. Our foreign subsidiaries (the Non-Guarantors) do not guarantee the notes. The Guarantors also unconditionally guarantee the Senior Secured Credit Facility.

        The following tables present the financial position, results of operations and cash flows of DJOFL, the Guarantors, the Non-Guarantors and certain eliminations for the periods presented.

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

16. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Unaudited Condensed Consolidating Balance Sheets
As of July 2, 2011
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$13,385	$2,932	$24,654	$—	$40,971
Accounts receivable, net	—	128,949	40,570	—	169,519
Inventories, net	—	114,582	24,110	2,627	141,319
Deferred tax assets, net	—	43,554	440	—	43,994
Prepaid expenses and other current assets	73	18,961	3,448	2,622	25,104

Total current assets	13,458	308,978	93,222	5,249	420,907
Property and equipment, net	—	90,157	14,368	(5,338)	99,187
Goodwill	—	1,274,193	119,193	(32,294)	1,361,092
Intangible assets, net	—	1,163,347	36,984	—	1,200,331
Investment in subsidiaries	1,297,699	1,695,817	88,135	(3,081,651)	—
Intercompany receivables	1,314,271	—	—	(1,314,271)	—
Other non-current assets	37,818	3,245	1,738	—	42,801

Total assets	$2,663,246	$4,535,737	$353,640	$(4,428,305)	$3,124,318

Liabilities and Equity
Current liabilities:
Accounts payable	$—	$51,628	$10,225	$—	$61,853
Current portion of debt and capital lease obligations	8,782	40	—	—	8,822
Other current liabilities	25,012	59,250	28,532	2,565	115,359

Total current liabilities	33,794	110,918	38,757	2,565	186,034
Long-term debt and capital lease obligations	2,158,182	20	—	—	2,158,202
Deferred tax liabilities, net	—	277,732	12,066	(335)	289,463
Intercompany payables, net	—	1,091,963	136,547	(1,228,510)	—
Other long-term liabilities	—	15,905	607	—	16,512

Total liabilities	2,191,976	1,496,538	187,977	(1,226,280)	2,650,211
Noncontrolling interests	—	—	2,837	—	2,837
Total membership equity	471,270	3,039,199	162,826	(3,202,025)	471,270

Total liabilities and equity	$2,663,246	$4,535,737	$353,640	$(4,428,305)	$3,124,318

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

16. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Unaudited Condensed Consolidating Statements of Operations
For the Three Months Ended July 2, 2011
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$229,790	$68,355	$(20,359)	$277,786
Cost of sales (exclusive of amortization of intangible assets of $9,785)	—	97,948	44,824	(31,682)	111,090

Gross profit	—	131,842	23,531	11,323	166,696
Operating expenses:
Selling, general and administrative	—	104,042	24,801	—	128,843
Research and development	—	5,050	1,051	—	6,101
Amortization of intangible assets	—	23,384	1,125	—	24,509

	—	132,476	26,977	—	159,453

Operating (loss) income	—	(634)	(3,446)	11,323	7,243
Other income (expense):
Interest expense	(42,386)	(3)	(40)	—	(42,429)
Interest income	3	17	33	—	53
Other income, net	—	874	807	—	1,681
Intercompany income (expense)	4,086	(3,033)	(342)	(711)	—
Equity in income of subsidiaries, net	19,042	—	—	(19,042)	—

	(19,255)	(2,145)	458	(19,753)	(40,695)

Loss before income taxes	(19,255)	(2,779)	(2,988)	(8,430)	(33,452)
Income tax benefit (provision)	—	16,963	(2,952)	481	14,492

Net (loss) income	(19,255)	14,184	(5,940)	(7,949)	(18,960)
Net income attributable to noncontrolling interests	—	—	(295)	—	(295)

Net (loss) income attributable to DJOFL	$(19,255)	$14,184	$(6,235)	$(7,949)	$(19,255)

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

16. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Unaudited Condensed Consolidating Statements of Operations (Continued)
For the Six Months Ended July 2, 2011
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$432,879	$134,183	$(39,565)	$527,497
Cost of sales (exclusive of amortization of intangible assets of $19,143)	—	174,123	86,401	(56,278)	204,246

Gross profit	—	258,756	47,782	16,713	323,251
Operating expenses:
Selling, general and administrative	—	198,262	47,645	—	245,907
Research and development	—	10,950	2,294	—	13,244
Amortization of intangible assets	—	42,801	2,137	—	44,938

	—	252,013	52,076	—	304,089

Operating income (loss)	—	6,743	(4,294)	16,713	19,162
Other income (expense):
Interest expense	(83,417)	(10)	(129)	—	(83,556)
Interest income	7	94	62	—	163
Loss on modification of debt	(2,065)	—	—	—	(2,065)
Other income, net	—	2,216	2,237	—	4,453
Intercompany income (expense)	10,625	(8,798)	(1,679)	(148)	—
Equity in income of subsidiaries, net	34,356	—	—	(34,356)	—

	(40,494)	(6,498)	491	(34,504)	(81,005)

(Loss) income before income taxes	(40,494)	245	(3,803)	(17,791)	(61,843)
Income tax benefit (provision)	—	25,253	(3,775)	481	21,959

Net (loss) income	(40,494)	25,498	(7,578)	(17,310)	(39,884)
Net income attributable to noncontrolling interests	—	—	(610)	—	(610)

Net (loss) income attributable to DJOFL	$(40,494)	$25,498	$(8,188)	$(17,310)	$(40,494)

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

16. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Unaudited Condensed Consolidating Statements of Cash Flows
For the Six Months Ended July 2, 2011
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Cash Flows From Operating Activities:
Net (loss) income	$(40,494)	$25,498	$(7,578)	$(17,310)	$(39,884)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	—	11,204	2,682	(154)	13,732
Amortization of intangible assets	—	42,801	2,137	—	44,938
Amortization of debt issuance costs and non-cash interest expense	4,086	—	—	—	4,086
Stock-based compensation expense	—	1,331	—	—	1,331
Loss on disposal of assets, net	—	153	225	—	378
Deferred income tax benefit	(1,235)	(24,796)	(394)	(481)	(26,906)
Provision for doubtful accounts and sales returns	—	12,961	271	—	13,232
Inventory reserves	—	2,959	729	—	3,688
Equity in income of subsidiaries, net	(34,356)	—	—	34,356	—
Changes in operating assets and liabilities:
Accounts receivable	—	(16,210)	(4,642)	—	(20,852)
Inventories	—	(9,418)	5,359	(6,316)	(10,375)
Prepaid expenses and other assets	88	2,616	(978)	20	1,746
Accounts payable and other current liabilities	5,929	10,798	5,352	426	22,505

Net cash (used in) provided by operating activities	(65,982)	59,897	3,163	10,541	7,619
Cash Flows From Investing Activities:
Cash paid in connection with acquisitions, net of cash acquired	—	(317,669)	—	—	(317,669)
Purchases of property and equipment	—	(17,546)	(3,085)	(61)	(20,692)
Other investing activities, net	—	211	4	—	215

Net cash used in investing activities	—	(335,004)	(3,081)	(61)	(338,146)
Cash Flows From Financing Activities:
Intercompany	(271,375)	279,439	2,416	(10,480)	—
Proceeds from issuance of debt	400,000	—	—	—	400,000
Repayments of debt and capital lease obligations	(58,391)	(21)	(1)	—	(58,413)
Payment of debt issuance costs	(7,468)	—	—	—	(7,468)
Repurchase of vested options	—	(2,000)	—	—	(2,000)
Dividend paid by subsidiary to owners of noncontrolling interests	—		(682)	—	(682)

Net cash provided by financing activities	62,766	277,418	1,733	(10,480)	331,437
Effect of exchange rate changes on cash and cash equivalents	—	—	1,929	—	1,929

Net (decrease) increase in cash and cash equivalents	(3,216)	2,311	3,744	—	2,839
Cash and cash equivalents at beginning of period	16,601	621	20,910	—	38,132

Cash and cash equivalents at end of period	$13,385	$2,932	$24,654	$—	$40,971

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

16. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Unaudited Condensed Consolidating Statements of Operations
For the Three Months Ended July 3, 2010
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$205,053	$32,765	$4,709	$242,527
Cost of sales (exclusive of amortization of intangible assets of $9,062 included below)	—	74,732	7,280	2,553	84,565

Gross profit	—	130,321	25,485	2,156	157,962
Operating expenses:
Selling, general and administrative	—	97,199	19,663	—	116,862
Research and development	—	4,542	918	—	5,460
Amortization of intangible assets	—	18,716	955	—	19,671

	—	120,457	21,536	—	141,993

Operating income	—	9,864	3,949	2,156	15,969
Other income (expense):
Interest expense	(37,124)	(4)	(60)	—	(37,188)
Interest income	1	53	6	—	60
Other income (expense), net	—	(998)	(1,742)	(97)	(2,837)
Intercompany income (expense), net	36,087	(2,862)	(1,130)	(32,095)	—
Equity in income of subsidiaries, net	1,279	—	—	(1,279)	—

	243	(3,811)	(2,926)	(33,471)	(39,965)

Income (loss) before income taxes	243	6,053	1,023	(31,315)	(23,996)
Income tax benefit (provision)	—	25,863	(1,303)	—	24,560

Net income (loss)	243	31,916	(280)	(31,315)	564
Net income attributable to noncontrolling interests	—	—	(321)	—	(321)

Net income (loss) attributable to DJO Finance LLC	$243	$31,916	$(601)	$(31,315)	$243

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

16. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Unaudited Condensed Consolidating Statements of Operations (Continued)
For the Six Months Ended July 3, 2010
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$415,864	$103,114	$(36,375)	$482,603
Cost of sales (exclusive of amortization of intangible assets of $17,981 included below)	—	158,296	50,968	(37,345)	171,919

Gross profit	—	257,568	52,146	970	310,684
Operating expenses:
Selling, general and administrative	—	187,294	40,094	—	227,388
Research and development	—	9,274	1,757	—	11,031
Amortization of intangible assets	—	36,793	1,932	—	38,725

		233,361	43,783	—	277,144

Operating income	—	24,207	8,363	970	33,540
Other income (expense):
Interest expense	(77,466)	(43)	(118)	—	(77,627)
Interest income	3	100	37	—	140
Loss on modification of debt	(1,096)	—	—	—	(1,096)
Other income (expense), net	—	87	(2,473)	(135)	(2,521)
Intercompany income (expense), net	61,793	(39,447)	(1,886)	(20,460)	—
Equity in loss of subsidiaries, net	(16,649)	—	—	16,649	—

	(33,415)	(39,303)	(4,440)	(3,946)	(81,104)

(Loss) income before income taxes	(33,415)	(15,096)	3,923	(2,976)	(47,564)
Income tax provision (benefit)	—	(17,079)	2,287	—	14,792

Net (loss) income	(33,415)	1,983	1,636	(2,976)	(32,772)
Net income attributable to noncontrolling interests	—	—	(643)	—	(643)

Net (loss) income attributable to DJO Finance LLC	$(33,415)	$1,983	$993	$(2,976)	$(33,415)

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

16. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Unaudited Condensed Consolidating Statements of Cash Flows
For the Six Months Ended July 3, 2010
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net (loss) income	$(33,415)	$1,983	$1,636	$(2,976)	$(32,772)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	—	10,811	2,358	(64)	13,105
Amortization of intangible assets	—	36,793	1,932	—	38,725
Amortization of debt issuance costs and non-cash interest expense	7,193	—	—	—	7,193
Stock-based compensation expense	—	865	—	—	865
Loss on disposal of assets, net	—	1,856	129	(178)	1,807
Deferred income tax benefit	—	(17,409)	(138)	—	(17,547)
Equity in loss of subsidiaries, net	16,649	—	—	(16,649)	—
Provision for doubtful accounts and sales returns	—	17,054	334	—	17,388
Inventory reserves	—	2,472	368	—	2,840
Changes in operating assets and liabilities:
Accounts receivable	—	(18,733)	(608)	—	(19,341)
Inventories	—	(3,993)	(2,392)	(2,234)	(8,619)
Prepaid expenses and other assets	92	11,954	(23,987)	—	(11,941)
Accounts payable and other current liabilities	1,632	18,345	(1,527)	—	18,450

Net cash provided by (used in) operating activities	(7,849)	61,998	(21,895)	(22,101)	10,153
INVESTING ACTIVITIES:
Cash paid in connection with acquisitions, net of cash acquired	—	(810)	—	—	(810)
Purchases of property and equipment	—	(12,904)	(3,096)	1,505	(14,495)
Other investing activities, net	—	69	(567)	—	(498)

Net cash used in investing activities	—	(13,645)	(3,663)	1,505	(15,803)
FINANCING ACTIVITIES:
Intercompany	11,468	(53,136)	21,072	20,596	—
Proceeds from issuance of debt	118,000	—	130	—	118,130
Repayments of debt and capital lease obligations	(121,298)	(525)	(12)	—	(121,835)
Payment of debt issuance costs	(3,348)	—	—	—	(3,348)
Investment by parent	—	988	—	—	988
Dividend paid by subsidiary to noncontrolling interests	—	—	(529)	—	(529)

Net cash provided by (used in) financing activities	4,822	(52,673)	20,661	20,596	(6,594)
Effect of exchange rate changes on cash and cash equivalents	—	—	1,717	—	1,717

Net decrease in cash and cash equivalents	(3,027)	(4,320)	(3,180)	—	(10,527)
Cash and cash equivalents at beginning of period	6,999	17,389	20,223	—	44,611

Cash and cash equivalents at end of period	$3,972	$13,069	$17,043	$—	$34,084

DJO Finance LLC

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

16. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC
Condensed Consolidating Balance Sheets
As of December 31, 2010
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$16,601	$621	$20,910	$—	$38,132
Accounts receivable, net	—	112,250	33,273	—	145,523
Inventories, net	—	84,569	29,611	(11,080)	103,100
Deferred tax assets, net	—	47,805	402	(146)	48,061
Prepaid expenses and other current assets	162	18,199	2,418	2,640	23,419

Total current assets	16,763	263,444	86,614	(8,586)	358,235
Property and equipment, net	—	77,216	13,357	(5,553)	85,020
Goodwill	—	1,108,703	109,693	(29,509)	1,188,887
Intangible assets, net	—	1,074,388	36,453	—	1,110,841
Investment in subsidiaries	1,296,776	1,663,969	127,148	(3,087,893)	—
Intercompany receivables	1,003,751	—	—	(1,003,751)	—
Other assets	34,115	1,177	1,479	36	36,807

Total assets	$2,351,405	$4,188,897	$374,744	$(4,135,256)	$2,779,790

Liabilities and Equity
Current liabilities:
Accounts payable	$—	$40,893	$8,054	$—	$48,947
Current portion of debt and capital lease obligations	8,782	39	—	—	8,821
Other current liabilities	22,234	52,150	20,263	2,640	97,287

Total current liabilities	31,016	93,082	28,317	2,640	155,055
Long-term debt and capital leases obligations	1,816,250	41	—	—	1,816,291
Deferred tax liabilities, net	—	277,135	11,657	1,121	289,913
Intercompany payables, net	—	825,647	178,104	(1,003,751)	—
Other long-term liabilities	—	10,160	1,552	—	11,712

Total liabilities	1,847,266	1,206,065	219,630	(999,990)	2,272,971
Noncontrolling interests	—	—	2,680	—	2,680
Total membership equity	504,139	2,982,832	152,434	(3,135,266)	504,139

Total liabilities and equity	$2,351,405	$4,188,897	$374,744	$(4,135,256)	$2,779,790

DJO Finance LLC
DJO Finance Corporation

Offers to Exchange

$300,000,000 aggregate principal amount of their 7.75% Senior Notes due 2018 and $300,000,000 aggregate principal amount of their 9.75% Senior Subordinated Notes due 2017, each of which have been registered under the Securities Act of 1933, as amended, for any and all of their outstanding unregistered 7.75% Senior Notes due 2018 and for any and all of their outstanding unregistered 9.75% Senior Subordinated Notes due 2017, respectively.

        Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.